The POWER of PROGRESS

Received SEC
MAR 2 9 2011
Washington, DC 20549


GREAT PLAINS
ENERGY

2010 Annual Report

SELECTED FINANCIAL DATA

Year Ended December 31 (Dollars in millions except per share amounts)	2010	2009	2008	2007	2006
GREAT PLAINS ENERGY[a]					
Operating revenues	$ 2,256	$ 1,965	$ 1,670	$ 1,293	$ 1,140
Income from continuing operations [b]	$ 212	$ 152	$ 120	$ 121	$ 137
Net income attributable to Great Plains Energy	$ 212	$ 150	$ 155	$ 159	$ 128
Basic earnings per common share from continuing operations	$ 1.55	$ 1.16	$ 1.16	$ 1.41	$ 1.74
Basic earnings per common share	$ 1.55	$ 1.15	$ 1.51	$ 1.86	$ 1.62
Diluted earnings per common share from continuing operations	$ 1.53	$ 1.15	$ 1.16	$ 1.40	$ 1.73
Diluted earnings per common share	$ 1.53	$ 1.14	$ 1.51	$ 1.85	$ 1.61
Total assets at year-end	$ 8,818	$ 8,483	$ 7,869	$ 4,832	$ 4,359
Total redeemable preferred stock, mandatorily redeemable preferred securities and long-term debt (including current maturities)	$ 3,428	$ 3,214	$ 2,627	$ 1,103	$ 1,142
Cash dividends per common share	$ 0.83	$ 0.83	$ 1.66	$ 1.66	$ 1.66
SEC ratio of earnings to fixed charges	2.28	1.81	2.26	2.53	3.50
KCP&L					
Operating revenues	$ 1,517	$ 1,318	$ 1,343	$ 1,293	$ 1,140
Net income	$ 163	$ 129	$ 125	$ 157	$ 149
Total assets at year-end	$ 6,026	$ 5,702	$ 5,229	$ 4,292	$ 3,859
Total redeemable preferred stock, mandatorily redeemable preferred securities and long-term debt (including current maturities)	$ 1,780	$ 1,780	$ 1,377	$ 1,003	$ 977
SEC ratio of earnings to fixed charges	2.86	2.44	2.87	3.53	4.11

[a] Great Plains Energy's results include KCP&L Greater Missouri Operations Company (formerly Aquila, Inc.) only from the July 14, 2008, acquisition date.
[b] This amount is before income (loss) from discontinued operations, net of income taxes, of $(1.5) million, $35.0 million, $38.3 million and $(9.1) million in 2009 through 2006, respectively.

ABOUT THE COVER

Pictured is the Iatan Generating Station located near Weston, Mo., which includes our new Iatan 2 coal-fired generating unit. Iatan 2, also pictured at right, features state-of-the-art emissions control equipment that meets or exceeds current Best Available Control Technology standards including a selective catalytic reduction system for NO_X control, a wet scrubber for SO_2 and mercury control and a baghouse for particulate control. ■



STOCK PERFORMANCE GRAPH

(Dollars)

Comparison of Cumulative Total Returns* of Great Plains Energy, S&P 500 Index and Edison Electric Institute (EEI) Index



$200
$150
$100
$50
Great Plains Energy
S&P 500
EEI Index
2005
2006
2007
2008
2009
2010

* Total Return assumes reinvestment of dividends. Assumes $100, invested on December 31, 2005, in Great Plains Energy common stock, S&P 500 Index and EEI Index

GREAT PLAINS ENERGY OPERATING REVENUES

(Dollars in millions)



$2,500
$2,000
$1,500
$1,000
$500
$0
2006
2007
2008
2009
2010

DIVERSE GENERATION MIX

Net MWhs Generated by Fuel Type (2010)

2% 1%

17%

80%

- Coal
- Nuclear
- Natural Gas and Oil
- Wind

STABLE REGULATED CUSTOMER BASE

Number of Customers by Segment (Year-end 2010)



96,300
2,700
724,200
Residences
Commercial Firms
Industrial, Municipalities and Other

RELIABILITY A KEY FOCUS

Transmission and Distribution Network by Type



25%
75%
Overhead Lines
Underground Lines



ABOUT THE COMPANIES

Headquartered in Kansas City, Mo., Great Plains Energy Incorporated (NYSE: GXP) is the holding company of Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company (GMO), two of the leading regulated providers of electricity in the Midwest. Kansas City Power & Light and GMO use KCP&L as a brand name. More information about the companies is available on the Internet at: www.greatplainsenergy.com or www.kcpl.com.

Pictured at left are the Iatan 2 cooling tower fans. The use of a cooling tower for condenser cooling is an integral part of Iatan's environmentally friendly zero liquid discharge operation.

TO OUR SHAREHOLDERS

As you will recall from last year's report, 2009 had been a very challenging year and we entered 2010 with a long list of key priorities in the middle of an economy that was still unsettled. We knew our success would demand focus, persistence and perseverance, not only in our daily operations, but as we completed the final stages of our five-year Comprehensive Energy Plan (CEP). We rose to the challenge.

Our most significant achievement in 2010 was the completion of Iatan 2, an 850-megawatt coal-fired generating unit located 40 miles northwest of Kansas City. This state-of-the-art plant began operation in August, meeting our commitment to bring the unit online in the summer of 2010. The unit's in-service date marked the official end of a four-year, nearly $2 billion construction project. The largest project in our history, this regional asset created thousands of Missouri construction jobs and was completed at a competitive cost with other similar plants built in this timeframe.

Following the end of construction at Iatan 2, the single remaining element of the CEP is regulatory approval to include the plant in our rate base. Kansas City Power & Light Company (KCP&L) started this final step in December 2009 when we made our Kansas rate case filing; KCP&L and KCP&L Greater Missouri Operations Company (GMO) followed with rate case filings in Missouri last June. We recognize the challenges, in the midst of a still-struggling economy, in asking our customers for a rate increase. However, these rate cases reflect the accumulation of five years of hard work by all CEP stakeholders and they seek cost recovery of an asset that will provide reliable, efficient and affordable energy to our customers for decades.

As we projected last year, our financial results improved in 2010, aided by the impact of new retail rates that went into effect in late summer 2009. Also, weather, a strong drag on our 2009 earnings, was a strong positive driver in 2010. These factors, combined with our continued intense cost control efforts, led to full-year earnings per share that exceeded 2009's level by 34 percent.

On a weather-normalized basis, overall energy consumption by our customers was relatively flat. However, performance across our three main customer segments



WILLIAM H. DOWNEY
President and
Chief Operating Officer

MICHAEL J. CHESSER
Chairman of the Board
and Chief Executive Officer

(residential, commercial and industrial) was mixed, reflecting an economy that, though improved, remains difficult to gauge.

Despite the completion of Iatan 2, solid financial results and other successes, our share price traded in a relatively narrow range during the year and closed 2010 at exactly the same price as the end of 2009. Our shares slightly underperformed the broader utility indices. On the positive side, we believe many of the risks that concerned investors during 2010 have been reduced with the CEP near completion and our improved risk profile is generating increased investor optimism regarding our future.

ACHIEVEMENTS IN 2010

While the completion of Iatan 2 was our most significant accomplishment in 2010, we achieved several other noteworthy successes by leveraging solid utility operations, dedicated and resourceful employees, and an indomitable spirit of collaboration with community, political and regulatory stakeholders. These achievements included:

- Completing KCP&L's Kansas rate case, where the Kansas Corporation Commission (KCC) ruled that only about 1 percent of the Iatan 2 project costs should be disallowed (representing about $5 million for the KCP&L Kansas share). While constructive from an

Iatan 2 prudency standpoint, the case provided a mixed outcome overall. We were awarded an overall annual rate increase of $22 million, or just over 40 percent of the $51 million we requested. In its final order in the case, the KCC pointed to the difficulties imposed on our customers by the challenging economy the past few years as a key contributing factor in its decision.

- Achieving top-tier customer satisfaction by delivering excellent service to our customers. In J.D. Power and Associates' 2010 Electric Utility Business Customer Satisfaction Study, KCP&L was recognized as the highest ranked electric utility in the Midwest Large segment for business satisfaction. KCP&L was also rated Tier 1 among Midwest Large utilities in J.D. Power and Associates' 2010 Electric Utility Residential Satisfaction Study. This was the second year in a row KCP&L was rated Tier 1 for customer satisfaction for the residential segment.

- Successfully meeting regulatory mandates for customer service and reliability metrics. In addition to meeting the reliability mandates the PA Consulting Group awarded KCP&L the ReliabilityOne award for the Plains Region for the fourth consecutive year. The ReliabilityOne award is given annually to utilities that lead the nation in delivering reliable electric service to their customers.

- Improving the performance of our generation fleet by focusing on achieving sustainable top-tier performance. One of the key metrics we use to evaluate our improvement is the Equivalent Availability Factor (EAF), which measures the percentage of time our plants are available to generate power during a given period of time. In 2010, our overall EAF (excluding Iatan 2) was 85 percent, five percentage points higher than 2009 and our best performance since 2004. In our coal fleet, six units delivered EAFs of 90 percent or above compared to four plants in 2009. Wolf Creek, our nuclear unit, delivered an EAF of 93 percent.

- Improving our credit profile, as evidenced by a shift in our outlook at both Standard & Poor's and Moody's from "Negative" to "Stable".

- Completing the Spearville 2 Wind Energy Facility, resulting in a roughly 50 percent increase in our western Kansas wind generation assets.

- Continuing to assist the communities across our service territory through our volunteer efforts and focus on economic development. Our employees devoted nearly 15,000 volunteer hours and our economic development team helped generate more than 3,000 jobs. You can read more about our community efforts on page 8.

The results listed above would not have been possible without the outstanding efforts of our employees. Beyond performing their normal responsibilities with excellence, they identified opportunities to reduce operating and maintenance expense by improving productivity and implementing best practices across the organization. Our employees also developed our Guiding Principles, which refined the mission, beliefs, and values that drive our business. You can read more about the Guiding Principles on page 6.

THE POWER OF PROGRESS

As we shift our view from the past to the future, it is important to take a moment to reflect upon what we have accomplished. "Transformational" is a strong statement but it defines the strategy we used to drive progress over the past five years.

> The Comprehensive Energy Plan demonstrates how a collaborative spirit among a utility company, regulators, customers, environmental groups, and other key stakeholders can achieve a positive outcome for all.

- We sold a nonregulated subsidiary, Strategic Energy, and expanded our regulated electric utility operations with the acquisition of Aquila, Inc. The end result is a business model focused on what we do best - operating a strong, vertically integrated electric utility.

- We invested nearly $2 billion in projects under the CEP, including new coal-fired and renewable energy generation assets; environmental retrofits at existing plants; and asset management, energy efficiency and demand response programs. The CEP demonstrates how a collaborative spirit among a utility company, regulators, customers, environmental groups and other key stakeholders can achieve a positive outcome for all.

Progress has not always been easy, but we have stayed the course and kept our focus. The ability to transform our company and position it to meet the energy needs of our region for decades, navigate the changing landscape of our industry and, most important, deliver improved shareholder returns in the coming years truly represents "The Power of Progress."

LOOKING AHEAD

2011 presents us with a number of opportunities and challenges. Our primary goal is to present a strong case for the adjusted requested rate increases totaling approximately $144 million annually for KCP&L and GMO in Missouri. The Missouri Public Service Commission will issue its final rate case orders in the spring and new retail rates will become effective in May and June for KCP&L and GMO, respectively.

The economy in our region appears poised for moderate improvement in 2011 and with that comes the potential for increased weather-normalized customer consumption. The combination of a better economy and our unwavering focus on controlling costs should provide a constructive backdrop to financial performance, although the boost to 2010's earnings from favorable weather is unlikely to be repeated in 2011.

We expect the legislative and political debate over climate change to remain active over the next few years. The impact on national energy policy resulting from last November's Congressional elections remains to be seen. Also, we will be paying close attention in 2011 to Environmental Protection Agency rules, as they could have a significant impact on our generation fleet.

Despite these uncertainties, Great Plains Energy possesses a number of strong and favorable attributes including:

- Flexibility afforded by the CEP investments to weigh our alternatives strategically without the pressure of developing additional generation needs,

- Top-tier customer satisfaction,

- A strong fleet of generating assets and an excellent transmission and distribution system,

- Continued diligence and focus on regulatory processes,

- Disciplined capital planning,

- Potential for additional rate base growth,

- Prudent cost management and a strengthening financial and credit profile, and

- Highly effective relationships with community, political and regulatory stakeholders.

More importantly, our success will be driven by our talented and deeply committed employees and led by an outstanding team of executives who are intensely focused on growing long-term shareholder value.

We assess the years ahead with increasing optimism and look forward to and appreciate your continued support.

Mike Chesser　Bill Downey

MICHAEL J. CHESSER　WILLIAM H. DOWNEY

In 2004, we recognized the need for additional generating capacity to meet growing demand in our region. Collaboration with key stakeholders resulted in the Comprehensive Energy Plan, with a new coal plant, Iatan 2, as its cornerstone.

IATAN 2

The cornerstone of our Comprehensive Energy Plan is Iatan 2, an 850-megawatt coal-fired generating unit featuring a high-efficiency supercritical (high-temperature) boiler and state-of-the-art emission control equipment. Together, KCP&L and GMO have a combined 73 percent ownership stake in the plant, located near Weston, Mo.

During its four-year construction period, Iatan 2 represented the largest commercial construction project in the state of Missouri. The thousands of construction jobs that resulted were a huge benefit to the Kansas City region in tough economic times.

In August, we reached a major milestone when Iatan 2 officially began producing energy for our customers. This efficient, technologically advanced generating unit will provide affordable, reliable energy to our customers and support growth and economic development in our region for decades to come.

Iatan 2 also generates electricity in an environmentally responsible way. New environmental technology at Iatan 2, and 2009 retrofits at its sister plant Iatan 1, are improving regional air quality and positioning us to manage future environmental requirements effectively. ■



Iatan 2 will help meet customer energy needs for generations to come in an efficient, environmentally responsible way. The plant will emit 1.3 million tons less carbon dioxide per year, compared to the average U.S. coal-fired plant heat rate.


KCP&L

IATAN 2 REFLECTIONS

There are few undertakings in this industry more difficult and complex than constructing a coal plant. Having been involved in the project from Day 1, I can proudly say that our execution in the construction and startup of Iatan 2 was world class. This great result would not have been possible without incredible commitment, focus and hard work by our project team, the many employees who supported the project, our key contractors, vendors, consultants and countless others. I am honored to be part of a team that made the "crown jewel" of our Comprehensive Energy Plan a reality. ■

BRENT DAVIS
Project Director, Iatan 2

ENVIRONMENTAL STEWARDS

We firmly believe in our responsibility to be good stewards of all resources, which includes protecting and improving the quality of the environment in the communities we serve.

Along with steps taken as part of our Comprehensive Energy Plan and our leadership in Kansas City's SmartGrid Demonstration Project, we continue to demonstrate sound environmental stewardship:


U.S. GREEN BUILDING COUNCIL
LEED GOLD
2010

The LEED green building rating system is the nationally accepted benchmark for design, construction, operation and certification of high-performance green buildings.

- Our headquarters in downtown Kansas City is one of the first commercial interior spaces in the region to achieve Leadership in Energy and Environmental Design (LEED) certification. To receive the designation, our office performance was measured on energy and water efficiency, reduction of CO_2 emissions, improved indoor environmental quality and use of resources.
- We are partnering with the city of St. Joseph, Mo., to build a methane gas gathering system and construct and operate a power generation facility at the city's 90-acre landfill. This project will collect and convert the gas into electricity that will be distributed through our grid. This facility is expected to generate enough electricity to power nearly 1,000 homes annually.



Our Spearville 2 Wind Energy Facility provides an additional 48 megawatts of wind capacity to our generation assets.

- The Hawthorn 5 coal plant achieved a 3 percent heat rate improvement in 2010, resulting in an annual reduction of 150,000 tons of CO_2 emissions. This achievement is a direct result of focused investments and initiatives designed to improve the operating efficiency of our coal fleet by approximately 3 percent by 2013 compared to the annual average heat rate for 2004 through 2006.
- We increased our wind generation assets by about 50 percent by adding 32 wind turbines adjacent to our existing wind farm in Spearville, Kan., demonstrating our ongoing commitment to clean energy sources. ■



GUIDING PRINCIPLES

In March 2010, 100 employees, representing all levels and facets of our business, came together for three days with a single purpose: to define our Guiding Principles. The Guiding Principles, each of which were supported by 100 percent of the employee group, serve as our values-based compass for daily operations, decision making, planning and the treatment of employees and customers. Their efforts position us to have a more open and dynamic culture, engaged employees who share the same mission, innovative business planning, and a financially stronger, more resilient company that contributes to long-term shareholder value. ■

Much of emergency management is about building relationships prior to a disaster to understand the roles, responsibilities and resources everyone can bring to bear. KCP&L understands this. The company is a strong community partner and brings a crucial perspective to the region's preparedness efforts.

ERIN LYNCH
Emergency Services and Homeland Security Program Director, Mid-America Regional Council

MAKING OUR SYSTEM MORE INTELLIGENT

As an industry and community leader, we are implementing improvements in our transmission and delivery infrastructure that will benefit our customers for years to come. One of our most exciting initiatives is the next-generation SmartGrid Demonstration Project in midtown Kansas City that will showcase the utility of the future.


7574

A KCP&L employee works on upgrades to the substation in midtown Kansas City, which is part of the SmartGrid Demonstration Project.

This pilot project, which is supplemented by federal stimulus funds, fosters sustainability in Kansas City's urban core. Energy-efficient technologies are being introduced to residents and businesses, and state-of-the-art computer upgrades that coordinate and automate many aspects of these operations are planned for the area's substation and distribution systems. This new technology will give customers more information about their electricity use, greater control over how they use electricity and potential new opportunities for cost savings.

Smarter systems lead to more educated customers with greater control over managing their energy needs. That truly represents "The Power of Progress." ■

EMERGENCY SUPPORT PROGRAM

We are there when our customers need us. Through our Emergency Support Program, teams of employee volunteers mobilize to help customers in need. For example, last summer, when severe storms caused lengthy power outages for some of our customers, our Mobile Command Center provided them with dry ice, cold water and real-time restoration information.

Our Employee Assistance Program also helped customers weather the hottest summer in our region in 30 years. KCP&L volunteers delivered and installed air conditioners for numerous low-income elderly residents. We also provided fans to several community assistance agencies, that, in turn, donated them to grateful residents within our service territory.

Serving customers goes beyond simply providing reliable and affordable power. It's part of our culture. ■


KCP&L
energizing life

SUPPLIER DIVERSITY

For nearly 25 years, KCP&L's Supplier Diversity initiative has opened doors to minority- and women-owned businesses, helping them succeed and fuel our local economy.

We're especially proud of our Light Source mentoring program. This landmark program partners KCP&L executives with emerging diverse suppliers to help them become viable business partners with KCP&L and other businesses in the region.

QTI Inc. is an excellent example of the Light Source program in action. Initially, QTI provided excavating services to KCP&L as a subcontractor, but that soon led to other opportunities. QTI is now an integral partner in our SmartGrid pilot program, helping us replace traditional one-way meters with advanced meters that enable enhanced, two-way communication with our customers. "QTI's focus has always been customer satisfaction, dependability, safety and leadership by example," said Bill Herdegen, Vice President, Transmission and Distribution Operations and QTI's Light Source mentor.


KCP&L

A QTI worker installs new smart meters as part of our SmartGrid Demonstration Project. The meters will provide customers with more information about their electric use.

Our Light Source program represents just one of many ways we continue to improve life in the communities we serve. ■

COMMUNITIES WE SERVE

By improving life in the communities we serve, we grow together.

KCP&L provided personal assistance to more than 5,000 customers through our Connections program, energy resource fairs, emergency support and other activities. Our employees devoted nearly 15,000 volunteer hours to mentor at-risk youth, build playgrounds and park trails and lead agency boards, and our five internal employee-giving campaigns, including United Way, raised more than $1 million. In addition, we chaired six external community campaigns that raised $1 million for various agencies.


KCP&L

Employees volunteer in many ways throughout the communities we serve. Here, an employee distributes dry ice to customers after a summer storm.


2010 Philanthropy
Awards Luncheon
Honors
KCP&L
Business Philanthropist
of the Year

KCP&L received the NonProfit Connect Business Philanthropist of the Year award for our dedication to the Greater Kansas City area through volunteerism, nonprofit board leadership, employee giving campaigns, community investments and outreach programs.

Our economic development team helped generate approximately 3,200 new jobs throughout our service territory. In 2010, Mike Chesser, Chairman of the Board and Chief Executive Officer served as chairman of the Economic Development Corporation and Bill Downey, President and Chief Operating Officer, served on the executive advisory committee for Missouri's 2010 Strategic Initiative for Economic Growth. In addition, KCP&L supported 14 local partner programs focused on capacity building initiatives, professional development, cooperative investments and business retention and attraction efforts.

We were honored to receive the prestigious NonProfit Connect Business Philanthropist of the Year, Harvesters' Harvest Humanitarian, American Red Cross Midland Empire Good Neighbor, United Way's St. Joseph Spirit of Community and Bridging the Gap's Keep Kansas City Beautiful awards. ■


GREAT PLAINS
ENERGY

GREAT PLAINS ENERGY INCORPORATED

1200 MAIN STREET
KANSAS CITY, MISSOURI 64105

March 23, 2011

Dear Shareholder:

We are pleased to invite you to the Annual Meeting of Shareholders of Great Plains Energy Incorporated. The meeting will be held at 10:00 a.m. (Central Daylight Time) on Tuesday, May 3, 2011, at the Albrecht-Kemper Museum of Art, 2818 Frederick Avenue, St. Joseph, Missouri 64506. The Albrecht-Kemper Museum of Art is accessible to all shareholders. **Shareholders with special assistance needs should contact the Corporate Secretary, Great Plains Energy Incorporated, 1200 Main Street, Kansas City, Missouri 64105, no later than Friday, April 22, 2011.**

At this meeting, you will be asked to:

1. Elect the Company's ten nominees as directors;
2. Vote on an advisory resolution approving the 2010 executive compensation as disclosed in the Proxy Statement (a "say on pay resolution");
3. Vote on an advisory basis on the frequency of the say on pay vote;
4. Approve an amended Long-Term Incentive Plan;
5. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accountants for 2011; and
6. Transact any other business as may properly come before the meeting or any adjournments or postponements thereof.

The attached Notice of Annual Meeting and Proxy Statement describe the business to be transacted at the meeting. Your vote is important. Please review these materials and vote your shares.

We hope you and your guest will be able to attend the meeting. Registration and refreshments will be available starting at 9:00 a.m.

Sincerely,

Michael J. Chesser
Chairman of the Board

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 3, 2011:

This proxy statement and our 2010 Annual Report are available at *https://materials.proxyvote.com/391164*


GREAT PLAINS ENERGY
N
map not to scale
Frederick Ave.
N. Noyes Blvd.
Albrecht-Kemper
Museum of Art
169
N. Belt Hwy.
29

Albrecht-Kemper Museum of Art
2818 Frederick Ave.
St. Joseph, MO 64506

Please follow the Museum drive off Frederick Avenue for complimentary parking adjacent to the Museum's south public entrance.



CONTENTS


Proxy Statement


GREAT PLAINS
ENERGY

GREAT PLAINS ENERGY INCORPORATED

1200 Main Street
Kansas City, Missouri 64105

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date: Tuesday, May 3, 2011
Time: 10:00 a.m. (Central Daylight Time)
Place: Albrecht-Kemper Museum of Art
2818 Frederick Avenue
St. Joseph, Missouri 64506

PROXY STATEMENT

This proxy statement and accompanying proxy card are being mailed, beginning March 23, 2011, to holders of our common stock for the solicitation of proxies by our Board of Directors ("Board") for the 2011 Annual Meeting of Shareholders ("Annual Meeting"). The Board encourages you to read this document carefully and take this opportunity to vote on the matters to be decided at the Annual Meeting.

In this proxy statement, we refer to Great Plains Energy Incorporated as "we," "us," "Company," or "Great Plains Energy," unless the context clearly indicates otherwise.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 3, 2011:

This proxy statement and our 2010 Annual Report are available at *https://materials.proxyvote.com/391164*

ABOUT THE MEETING

Why did you provide me this proxy statement?

We provided you this proxy statement because you are a holder of our common stock and our Board of Directors (the "Board") is soliciting your proxy to vote at the Annual Meeting. As permitted by Securities and Exchange Commission ("SEC") rules, we have mailed to many of our registered and beneficial shareholders a notice regarding the availability of proxy materials (the "Notice") and elected to provide them access to this proxy statement and our 2010 annual report to shareholders electronically via the internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail, unless you request a printed copy. The Notice explains how to access and review the proxy statement and 2010 annual report to shareholders, and how to vote over the internet. If you received a Notice and would like to receive a printed copy of our proxy materials, you should follow the instructions included in the Notice. In the future, we may elect to expand electronic delivery and provide all shareholders a Notice rather than incurring the expense of printing and delivering copies of the materials to those who do not request them.

For information on how to receive electronic delivery of annual shareholder reports, proxy statements and proxy cards, please see "Can I elect electronic delivery of annual shareholder reports, proxy statements and proxy cards?" below.

What will I be voting on?

At the Annual Meeting, you will be voting on:

- The election of ten directors to our Board;
- An advisory (non-binding) resolution approving the 2010 executive compensation as disclosed in the Proxy Statement (a "say on pay resolution");
- An advisory (non-binding) vote on the frequency of the say on pay vote;
- Approval of an amended Long-Term Incentive Plan (the "LTIP"); and
- The ratification of the appointment of Deloitte & Touche LLP ("Deloitte & Touche") to be our independent registered public accounting firm in 2011.

How does the Board recommend that I vote on these matters?

The Board recommends that you vote **FOR** each of the people nominated to be directors, **FOR** the say on pay resolution, **FOR** the approval of the amended Long-Term Incentive Plan and **FOR** the ratification of the appointment of Deloitte & Touche. The Board also recommends that you vote to have the say on pay vote submitted at **ONE YEAR** intervals.

Who is entitled to vote on these matters?

You are entitled to vote if you owned our common stock as of the close of business on February 22, 2011 (also referred to as the Record Date). On that day, approximately 135,690,276 shares of our common stock were outstanding and eligible to be voted. Shares of stock held by the Company in its treasury account are not considered to be outstanding, and will not be voted or considered present at the Annual Meeting. At the Annual Meeting, you are entitled to one vote for each share of common stock owned by you at the close of business on the Record Date.

I was an Aquila shareholder, and haven't delivered my Aquila stock certificates for exchange. Am I entitled to vote?

Yes. You are entitled to vote the number of whole shares of Great Plains Energy stock that you have the right to receive in the exchange.

Is cumulative voting allowed?

Cumulative voting is allowed only with respect to the election of our directors. This means that you have a total vote equal to the number of shares you own, multiplied by the number of directors to be elected. Your votes for directors may be divided equally among all of the director nominees, or you may vote for one or more of the nominees in equal or unequal amounts. You may also withhold your votes for one or more of the nominees. If you withhold your votes, these withheld votes will be distributed equally among the remaining director nominees.

How many votes are needed to elect the director nominees?

The ten director nominees receiving the highest number of **FOR** votes will be elected. This is called "plurality voting." Withholding authority to vote for some or all of the director nominees, or not returning your proxy card or voting instructions, will have no effect on the election of directors. Your broker is not permitted to vote your shares on this matter if no instructions are received from you. Please see "Will my shares held in street name be voted if I don't provide instructions?" on page 6.

How many votes are needed to approve the say on pay resolution?

The say on pay resolution is advisory and is not binding on the Company or the Board. The Board and the Compensation and Development Committee will, however, consider the outcome of the vote on this resolution when making future executive compensation decisions. Your broker is not entitled to vote your shares on this matter if no instructions are received from you.

How many votes are needed to approve the frequency of submitting a say on pay resolution to shareholders?

Like the say on pay resolution, this frequency vote is also advisory and is not binding on the Company or the Board. The Board, however, will consider the outcome of the vote when making future decisions on how frequently to submit advisory say on pay resolutions to shareholders. Your broker is not entitled to vote your shares on this matter if no instructions are received from you.

How many votes are needed to approve the amendments to the LTIP?

The majority of outstanding shares must be voted on this proposal, and a majority of the shares voted must be **FOR** the proposal. Your broker is not entitled to vote your shares on this matter if no instructions are received from you.

How many votes are needed to ratify the appointment of Deloitte & Touche?

Ratification requires the affirmative vote of the majority of shares present in person or by proxy at the Annual Meeting and entitled to vote. Your broker is entitled to vote your shares on this matter if no instructions are received from you. Abstentions will have the same effect as votes against ratification. Shareholder ratification of the appointment is not required, but your views are important to the Audit Committee and the Board. If shareholders do not ratify the appointment, our Audit Committee will reconsider the appointment.

When will next year's annual meeting be held?

Our By-laws provide that the annual shareholder meeting will be held on the first Tuesday of May. Next year's annual meeting will be held on May 1, 2012.

How can I submit a proposal to be included in next year's proxy statement?

To be considered for inclusion in our proxy statement for the 2012 annual meeting, the Company must receive notice on or before November 24, 2011. All proposals must comply with the SEC rules regarding eligibility and type of shareholder proposal. Shareholder proposals should be addressed to: Great Plains Energy Incorporated, 1200 Main Street, Kansas City, Missouri 64105, Attention: Corporate Secretary.

Can I bring up matters at the Annual Meeting or other shareholder meeting, other than through the proxy statement?

If you intend to bring up a matter at a shareholder meeting, other than by submitting a proposal for inclusion in our proxy statement for that meeting, our By-laws require you to give us notice at least 60 days, but no more than 90 days, prior to the date of the shareholder meeting. If we give shareholders less than 70 days notice of a shareholder meeting date, the shareholder's notice must be received by the Corporate Secretary no later than the close of business on the tenth (10th) day following the earlier of the date of mailing of the notice of the meeting or the date on which public disclosure of the meeting date was made.

A proposal for our 2012 annual meeting, which will be held on May 1, 2012, must be delivered to us no earlier than February 1, 2012 and no later than March 2, 2012. The notice must contain the information required by our By-laws.

May I ask questions at the Annual Meeting?

Yes. We expect that all of our directors, senior management, and representatives of Deloitte & Touche will be present at the Annual Meeting. We will answer your questions of general interest at the end of the Annual Meeting. We may impose certain procedural requirements, such as limiting repetitive or follow-up questions, so that more shareholders will have an opportunity to ask questions.

How can I propose someone to be a nominee for election to the Board?

The Governance Committee of the Board will consider candidates for director suggested by shareholders, using the process in the "Director Nominating Process" section on page 7.

Our By-laws require shareholders seeking to make a director nomination to give notice at least 60 days, but not more than 90 days, prior to the date of the shareholder meeting. If we give shareholders less than 70 days notice of a shareholder meeting date, your notice must be received by the Corporate Secretary no later than the close of business on the tenth (10th) day following the earlier of the date of mailing of the notice of the meeting or the date on which public disclosure of the meeting date was made. Your notice must comply with the information requirements in our By-laws relating to shareholder nominations.

Who is allowed to attend the Annual Meeting?

If you own our shares, you and a guest are welcome to attend our Annual Meeting. You will need to register when you arrive at the meeting. We may also verify your name against our shareholder list. If you own shares in a brokerage account in the name of your broker or bank ("street name"), you should bring your most recent brokerage account statement or other evidence of your share ownership. If we cannot verify that you own our shares, it is possible that you may not be admitted to the meeting.

ABOUT PROXIES

How can I vote at the Annual Meeting?

You can vote your shares either by casting a ballot during the Annual Meeting, or by proxy.

Is Great Plains Energy soliciting proxies for the Annual Meeting?

Yes, our Board is soliciting proxies. We will pay the costs of this solicitation. Proxies may be solicited in person, through the mail, by telephone, facsimile, e-mail or other electronic means by our directors, officers, and employees without additional compensation.

Morrow & Co. LLC, 470 West Avenue, Stamford, CT 06902, has been retained by us to assist in the solicitation, by phone, of votes for a fee of $7,500, plus a charge of $6.50 per holder for telephone solicitations, and reimbursement of out-of-pocket expenses. We will also reimburse brokers, nominees, and fiduciaries for their costs in sending proxy materials to holders of our shares.

How do I vote by proxy before the Annual Meeting?

We furnished the proxy materials, including the proxy card, to our registered and beneficial shareholders holding more than 500 shares, or to shareholders who voted in the last annual meeting. These shareholders may also view the proxy materials online at *www.proxyvote.com*. They may vote their shares by mail, telephone or internet. To vote by mail, simply mark, sign and date the proxy card and return it in the postage-paid envelope provided. To vote by telephone or internet, 24 hours a day, 7 days a week, refer to your proxy card for voting instructions.

We mailed a Notice regarding the availability of proxy materials to our other shareholders. These shareholders may choose to view the proxy materials online at the *www.proxyvote.com* website, or receive a paper or e-mail copy. There is no charge for requesting a copy. These shareholders may vote their shares by internet through *www.proxyvote.com*, or by phone after accessing this website, or by mail if they request a paper copy of the proxy materials.

In addition, this Proxy Statement and our 2010 Annual Report are publicly available at *https://materials.proxyvote.com/391164*.

If your shares are registered in the name of your broker or other nominee, you should vote your shares using the method directed by your broker or other nominee. A large number of banks and brokerage firms are participating in the Broadridge Financial Solutions, Inc. online program. This program provides eligible street name shareholders the opportunity to vote via the internet or by telephone. Voting forms will provide instructions for shareholders whose banks or brokerage firms are participating in Broadridge's program.

Properly executed proxies received by the Corporate Secretary before the close of voting at the Annual Meeting will be voted according to the directions provided. If a proxy is returned without shareholder directions, the shares will be voted as recommended by the Board.

What shares are included on the proxy card?

The proxy card represents all the shares registered to you, including all shares held in your Great Plains Energy Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP") and Great Plains Energy 401(k) Savings Plan (the "401(k) Plan") accounts as of the close of business on February 22, 2011.

Can I change my vote or revoke my proxy?

You may revoke your proxy at any time before the close of voting by:

- written notice to the Corporate Secretary;
- submission of a proxy bearing a later date; or
- casting a ballot at the Annual Meeting.

If your shares are held in street name, you must contact your broker or nominee to revoke your proxy. If you would like to vote in person, and your shares are held in street name, you should contact your broker or nominee to obtain a broker's proxy card and bring it, together with proper identification and your account statement or other evidence of your share ownership, with you to the Annual Meeting.

I have Company shares registered in my name, and also have Company shares in a brokerage account. How do I vote these shares?

Any shares that you own in street name are not included in the total number of shares that are listed on your proxy card. Your bank or broker will send you directions on how to vote those shares.

Will my shares held in street name be voted if I don't provide instructions?

The current New York Stock Exchange ("NYSE") rules allow brokers to vote shares on certain "routine" matters for which their customers do not provide voting instructions. The ratification of the appointment of Deloitte & Touche, assuming that no contest arises, is a matter on which your broker can vote your shares without your instructions. Your broker will *not* vote your shares on any other matter for which you do not provide voting instructions.

Is my vote confidential?

We have a policy of voting confidentiality. Your vote will not be disclosed to the Board or our management, except as may be required by law and in other limited circumstances.

ABOUT HOUSEHOLDING

Are you "householding" for your shareholders with the same address?

Yes. Shareholders that share the same last name and household mailing address with multiple accounts will receive a single copy of the shareholder documents (annual report, proxy statement, prospectus or other information statement) that we send unless we are instructed otherwise. Each such registered shareholder will continue to receive a separate proxy card. Any shareholder who would like to receive separate shareholder documents may call or write us at the address below, and we will promptly deliver them. If you received multiple copies of the shareholder documents and would like to receive combined mailings in the future, please call or write us at the address below. Shareholders who hold their shares in street name should contact their bank or broker regarding combined mailings.

Great Plains Energy Incorporated
Investor Relations
P.O. Box 418679
Kansas City, MO 64141-9679
1-800-245-5275

Can I elect electronic delivery of annual shareholder reports, proxy statements and proxy cards?

Yes. You can elect to receive future annual shareholder reports, proxy statements and proxy cards electronically via the internet. To sign up for electronic delivery, please follow the instructions on the proxy card to vote using the internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

ELECTION OF DIRECTORS
Item 1 on the Proxy Card

The ten nominees presented have been recommended to the independent directors of the Board by the Governance Committee to serve as directors until the next annual meeting of shareholders and until their successors are elected and qualified. All of the directors elected at the 2010 annual meeting are listed below as nominees. Each nominee has consented to stand for election, and the Board does not anticipate any nominee will be unavailable to serve. In the event that one or more of the director nominees should become unavailable to serve at the time of the Annual Meeting, shares represented by proxy may be voted for the election of a nominee to be designated by the Board. Proxies cannot be voted for more than ten nominees.

Nominees for Directors

The following persons are nominees for election to our Board:

David L. Bodde
Michael J. Chesser
William H. Downey
Randall C. Ferguson, Jr.
Gary D. Forsee
James A. Mitchell
William C. Nelson
John J. Sherman
Linda H. Talbott
Robert H. West

The Board of Directors recommends a vote FOR each of the ten listed nominees.

Director Nominating Process

The Governance Committee administers the process of identifying potential director nominees, and evaluates and recommends director nominees to the independent directors of the Board. The Governance Committee engaged an outside search firm in 2010 to identify and provide information regarding potential director nominees.

The Governance Committee takes into account a number of factors when considering director nominees, as described in our Corporate Governance Guidelines. Director nominees identified by shareholders would be evaluated in the same way as nominees identified by the Governance Committee. Director nominees are selected based on their practical wisdom, mature judgment, and the diversity of their backgrounds and business experience. Nominees should possess the highest levels of personal and professional ethics, integrity, and values and be committed to representing the interests of shareholders. Under our Corporate Governance Guidelines, the Governance Committee may also consider in its assessment the Board's diversity in its broadest sense, reflecting geography, age, gender, and ethnicity, as well as other appropriate factors such as the competency categories described in the "Director Nominee Qualifications" section below.

The Board conducts annual self-evaluations to determine whether it and its committees are functioning effectively. As part of this process, the Chair of the Governance Committee solicits input from Board members regarding individual Board members. Each Board Committee receives and discusses the results of its self-evaluation, and the Governance Committee receives and discusses the results of the Board and all Committee self-evaluations. The results are also discussed with the full Board. The Board believes that the effectiveness of Board diversity is appropriately considered through the overall evaluation of Board and Committee effectiveness.

Director Nominee Qualifications

The Board oversees the shareholders' interests in the long-term health and overall success of the business, and has responsibility for directing, overseeing and monitoring the performance of senior


Proxy Statement

management. The Board believes that its effectiveness in carrying out its responsibilities depends not only upon the particular experience, qualifications, attributes and skills that each director has, but also upon their ability to work collaboratively on the Board and Committees, as well as the overall independence of the Board. The Board's objective is to have a well-rounded membership possessing in aggregate the skill sets and core competencies needed for the Company to achieve long-term success.

In 2010, the Board under the leadership of the Governance Committee conducted a formal review of the set of competencies that the Board had used in recent years to evaluate and recommend director nominees. The Board concluded that the set of competencies continued to be appropriate for the Board, and grouped the competencies into the following interrelated categories:

- **Strategy Development and Execution.** The Company's business is focused on its regulated electric utilities. The utility industry in general, and the Company in particular, are subject to extensive and dynamic regulation and operate in a complex and evolving technological environment. The Board has responsibility for monitoring and overseeing the effective development and execution of the Company's strategy.
- **Federal and State Regulation and Compliance.** The utility industry is subject to stringent compliance and regulatory requirements mandated by numerous federal and state agencies, which adds significant complexity to strategy development and execution, risk management and operations. The Board in general, and the Audit Committee in particular, have the responsibility for monitoring and overseeing the Company's regulatory and compliance activities.
- **Alignment of Company Culture and Compensation and Development.** The Company is only as strong as its employees. To create long-term shareholder and customer value, a strong team of people must be attracted, retained and developed, and the Company's culture and its compensation and development programs are fundamental to achieving this goal. The Board in general, and the Compensation and Development Committee in particular, have the responsibility for setting compensation and development policies and practices for senior management, and for overseeing and monitoring such policies and practices throughout the Company.
- **Accounting, Finance and Investment Management.** The Company is capital-intensive and access to the financial markets at reasonable cost is critical. The Board in general, and the Audit Committee in particular, have responsibility for monitoring and overseeing the Company's investment decisions, liquidity needs, potential sources of capital, budgeting, internal and external auditing, financing plans and financial performance and reporting.
- **Operational Focus.** Utility operations are technologically complex, and in many areas require very specialized skill sets. The Board has responsibility for monitoring and overseeing operations to ensure safe and reliable electricity generation and delivery.
- **Marketing and End-use Technology Solutions.** While the Company's retail customers currently do not have numerous energy provider alternatives, as the industry continues to change, the ability to offer new products or services that are valuable to customers will become increasingly challenging. The Board has the responsibility for monitoring and overseeing the Company's efforts to maintain a sustainable competitive advantage in providing energy products and programs that provide customers more control over their energy usage.
- **Community and Political Relations.** The Company's retail customer service areas are fixed by the state utility commissions, and the health and growth potential of the Company are directly tied to the communities it serves. As well, the Company is subject to extensive regulatory requirements. The Board has the responsibility for monitoring and overseeing the Company's actions to strengthen local and regional economic development and to effectively respond to the regulatory and political processes.

- **Personal Attributes.** The success of the Company depends not only on the preceding expertise-based competencies, but equally on the qualities and attributes of the directors, both individually and as a group. These attributes and qualities include, among others: practical wisdom; mature judgment; the highest level of personal and professional ethics, integrity and values; commitment to representing the interests of shareholders, customers and their communities; critical analysis skills; and the courage to act constructively and independently when sound judgment dictates and/or circumstances require.

Each director nominee provided a self-evaluation against these core competencies, and the Board as a whole evaluated the contribution level of each director, using the categories of "thought leadership", "contributor" and "interested questioner". Each director was considered to provide "thought leadership" in the Personal Attributes category, as well as in several other categories noted in their individual sections below.

The following summarizes the recent business experience of each nominee for at least the last five years, and the specific experience, qualifications, attributes and skills that led the Board to the conclusion that each nominee should serve as a director in light of the Company's business and structure. The Board believes that the items noted for each nominee demonstrate the superior leadership, high performance standards, mature judgment, strategic planning capabilities, and the ability to understand and oversee the Company's strategies, operations and management of the complex issues the Company faces.

David L. Bodde Director since 1994

Dr. Bodde, 68, is the Senior Fellow and Professor, Arthur M. Spiro Institute for Entrepreneurial Leadership at Clemson University (since 2004). He previously held the Charles N. Kimball Chair in Technology and Innovation (1996-2004) at the University of Missouri-Kansas City. He is a trustee of The Commerce Funds (1994-present) and a director of our two public utility subsidiaries, Kansas City Power & Light Company (KCP&L) and KCP&L Greater Missouri Operations Company (GMO). Dr. Bodde served as a member of the Audit and Compensation and Development Committees, during 2010.

Dr. Bodde has master of science degrees in nuclear engineering and management from the Massachusetts Institute of Technology, and a doctor of business administration degree from Harvard University. He has extensive experience in research, teaching, writing and consulting on energy policy, electric utility strategy and enterprise risk management, and technology assessment. His current work focuses on managing the risks of emerging energy technologies, especially related to electric utilities. His long tenure as a director provides valuable perspective and institutional knowledge to the Board's discussions and actions. He is considered to provide "thought leadership" in the Strategy Development and Execution, Federal and State Regulation and Compliance, Operational Focus, and Marketing and End-use Technology Solutions competency categories.

Michael J. Chesser Director since 2003

Mr. Chesser, 62, is Chairman of the Board and Chief Executive Officer of Great Plains Energy (since October 2003), Chairman of the Board (since October 2003) and Chief Executive Officer (since August 2008) of KCP&L, and Chairman of the Board and Chief Executive Officer (since August 2008) of GMO. Mr. Chesser served as a member of the Executive Committee in 2010.


Proxy Statement

Mr. Chesser has extensive and varied utility industry senior management experience and accomplishments gained through his career at the Company, United Water, GPU Energy, Atlantic Energy and Baltimore Gas and Electric. He is a nationally recognized electric utility leader, including being a past chairman and current member of the board of the Electric Power Research Institute and a member of the Edison Electric Institute's executive committee. Mr. Chesser also brings broad strategic experience and insight into economic growth and policy through his roles as a Trustee of the Committee on Economic Development and as Chairman of the Kansas City Economic Development Corporation. As CEO of the Company, he also brings to the Board deep insight and knowledge about the operations and capabilities of the Company. He is considered to provide "thought leadership" in the Strategy Development and Execution, Federal and State Regulation and Compliance, Alignment of Company Culture and Compensation and Development, Accounting, Finance and Investment Management, Operational Focus, and Community and Political Relations competency categories.

William H. Downey Director since 2003

Mr. Downey, 66, is President and Chief Operating Officer of Great Plains Energy (since October 2003), President (since October 2003) and Chief Operating Officer (since August 2008) of KCP&L, and President and Chief Operating Officer (since August 2008) of GMO. He served as Chief Executive Officer of KCP&L (2003-2008). Mr. Downey also serves on the boards of Enterprise Financial Services Corp. (2002-present), KCP&L, and GMO. He was a director of Grubb & Ellis Realty Advisors, Inc. (2005-2008).

Mr. Downey has extensive and varied utility industry senior management leadership experience and accomplishments gained through his career at the Company and at Exelon, a Chicago-based investor-owned utility. As President and Chief Operating Officer of the Company, he brings to the Board deep insight and knowledge about the operations and capabilities of the Company. He also has broad strategic experience and insight into economic growth and policy through his roles as a board member of the National Association of Manufacturers, Kansas City Industrial Foundation and the Greater Kansas City Chamber of Commerce. He is considered to provide "thought leadership" in the Strategy Development and Execution, Federal and State Regulation and Compliance, Operational Focus, and Community and Political Relations competency categories.

Randall C. Ferguson, Jr. Director since 2002

Mr. Ferguson, 59, was the Senior Partner for Business Development for Tshibanda & Associates, LLC (2005-2007), a consulting and project management services firm committed to assisting clients to improve operations and achieve long-lasting, measurable results. He previously served as Senior Vice President Business Growth & Member Connections with the Greater Kansas City Chamber of Commerce (2003-2005) and is the retired Senior Location Executive (1998-2003) for the IBM Kansas City Region. Mr. Ferguson served on the Audit and Governance Committees during 2010. Mr. Ferguson is also a director of KCP&L and GMO.

Mr. Ferguson has extensive and varied senior management leadership experience and accomplishments gained through his 30-year career at IBM and at Tshibanda & Associates. He has broad strategic experience and insight into economic growth and policy through his leadership position at the Greater Kansas City Chamber of Commerce. Mr. Ferguson also brings a strong focus on the Company's community service and diversity activities. He has been recognized for his leadership and community service on numerous occasions, including recognition by The Kansas City Globe as one of Kansas City's most influential African Americans. He is considered to provide "thought leadership" in the Alignment of Company Culture and Compensation and Development, Marketing and End-use Technology Solutions, and Community and Political Relations competency categories.

Gary D. Forsee Director since 2008

Mr. Forsee, 60, was President of the four-campus University of Missouri System (February 2008-January 2011), the state's premier public institution of higher learning. He previously served as Chairman of the Board (2006-2007) and Chief Executive Officer (2005-2007) of Sprint Nextel Corporation, and Chairman of the Board and Chief Executive Officer (2003-2005) of Sprint Corporation. He also serves on the board of Ingersoll-Rand Company Limited (2007-present). Mr. Forsee served as a member of the Audit and Compensation and Development Committees during 2010. Mr. Forsee is also a director of KCP&L and GMO.

Mr. Forsee has extensive and varied senior management leadership experience and accomplishments gained as President of the University of Missouri System and through his more than 35 year telecommunications career at Sprint Nextel, BellSouth Corporation, Global One, AT&T and Southwestern Bell. Mr. Forsee's experience and insight acquired through managing large technologically complex and rapidly changing companies in dynamic regulatory environments is of particular value to the Company, which is facing similar challenges. He is considered to provide "thought leadership" in the Strategy Development and Execution, Alignment of Company Culture and Compensation and Development, Accounting, Finance and Investment Management, and Operational Focus competency categories.

James A. Mitchell Director since 2002

Mr. Mitchell, 69, is the Executive Fellow-Leadership, Center for Ethical Business Cultures (since 1999), a non-profit organization assisting business leaders in creating ethical and profitable cultures. He retired as the Chairman and Chief Executive Officer of IDS Life Insurance Company, a subsidiary of the American Express Company, in 1999. He also served on the board of Capella Education Company (1999-2009). Mr. Mitchell served as a member of the Executive, Compensation and Development and Governance Committees during 2010. Mr. Mitchell is also a director of KCP&L and GMO.

Mr. Mitchell has extensive and varied senior management leadership experience and accomplishments gained through his 36-year career at IDS Life Insurance Company, American Express and CIGNA, which are highly regulated businesses, as is the Company. His nationally-recognized business ethics leadership provides unique value and support to the Company's commitment to ethical business conduct. Mr. Mitchell founded the James A. and Linda R. Mitchell/American College Forum on Ethical Leadership in Financial Services, and was named in 2008 as one of the "100 Most Influential People in Business Ethics" by *Ethisphere*. He is considered to provide "thought leadership" in the Strategy Development and Execution and Alignment of Company Culture, and Compensation and Development competency categories.

William C. Nelson Director since 2000

Mr. Nelson, 73, is Chairman (since 2001) of George K. Baum Asset Management, a provider of investment management services to individuals, foundations, and institutions. He also serves on the Board of DST Systems (1996-present). Mr. Nelson served on the Executive, Audit, and Compensation and Development Committees during 2010. Mr. Nelson is also a director of KCP&L and GMO.

Mr. Nelson has extensive and varied senior management leadership experience and accomplishments gained through his financial services career at George K. Baum Asset Management, Bank of America Corporation, Boatmen's First National Bank of Kansas City, First Republic Bank Corporation and Mellon Bank. Mr. Nelson's financial services expertise provides deep knowledge and insight to the Company's financial reporting process as well as its capital raising plans and activities. He is considered to provide "thought leadership" in the Federal and State Regulation and Compliance, Alignment of Company Culture and Compensation and Development, Accounting, Finance and Investment Management, Marketing and End-use Technology Solutions, and Community and Political Relations competency categories.


Proxy Statement

John J. Sherman Director since 2009

Mr. Sherman, 55, has served as the President, Chief Executive Officer and a director of Inergy Holdings GP, LLC (the general partner of Inergy Holdings, L.P.) since April 2005 and has also served as President, Chief Executive Officer and a director of Inergy GP, LLC (the managing general partner of Inergy, L.P.) since March 2001. Mr. Sherman served on the Audit and Governance Committees during 2010. He is also a director of KCP&L and GMO.

Mr. Sherman has extensive and varied senior management leadership experience, accomplishments and energy policy expertise gained through his career in the propane industry with Inergy, Dynegy, LPG Services Group (which he cofounded) and Ferrellgas. In addition to this expertise, Mr. Sherman brings a strong entrepreneurial focus to the Company's strategic planning. He is considered to provide "thought leadership" in the Strategy Development and Execution, Alignment of Company Culture and Compensation and Development, and Accounting, Finance and Investment Management competency categories.

Linda H. Talbott Director since 1983

Dr. Talbott, 70, is President and CEO of Talbott & Associates (since 1975), consultants in strategic planning, philanthropic management and development to foundations, corporations, and nonprofit organizations. She is also Chairman of the Center for Philanthropic Leadership. Dr. Talbott served as the Advising Director for Corporate Social Responsibility and on the Governance and Compensation and Development Committees during 2010. Dr. Talbott is also a director of KCP&L and GMO.

Dr. Talbott brings unique value and insight to the direction and oversight of the Company's community and societal activities through her consulting and leadership on philanthropy, nonprofit leadership and corporate governance. Her extensive involvement with philanthropic and nonprofit organizations gives her a deep understanding of local, national and international social needs and issues, and the social responsibilities of business organizations in general and the Company in particular. Her long tenure as a director also provides valuable perspective and institutional knowledge to the Board's discussions and actions. She is considered to provide "thought leadership" in the Strategy Development and Execution, Alignment of Company Culture and Compensation and Development, and the Community and Political Relations competency categories.

Robert H. West Director since 1980

Mr. West, 72, retired in July 1999 as Chairman of the Board of Butler Manufacturing Company, a supplier of non-residential building systems, specialty components and construction services. He served on the board of Burlington Northern Santa Fe Corporation (1980-2010) and Commerce Bancshares, Inc. (1985-2010). Mr. West served as the Lead Director of the Board and as a member of the Audit, Executive, Compensation and Development, and Governance Committees during 2010.

Mr. West has extensive and varied senior management leadership experience and accomplishments gained through his 31-year career at Butler Manufacturing Company. Mr. West brings a broad perspective of corporate governance responsibilities through his service as a director with Commerce Bancshares and Burlington Northern Santa Fe. Additionally, the knowledge and experience gained as a director of Commerce Bancshares provides deep knowledge and insight to the Company's financial reporting process as well as its capital raising plans and activities. His long tenure as a director also provides valuable perspective and institutional knowledge to the Board's discussions and actions. He is considered to provide "thought leadership" in the Strategy Development and Execution and Accounting, Finance and Investment Management competency categories.

CORPORATE GOVERNANCE

We are committed to the principles of good corporate governance. Lawful and ethical business conduct is required at all times from our directors, officers and employees. Our business, property and affairs are managed under the direction of our Board, in accordance with Missouri General and Business Corporation Law and our Articles of Incorporation and By-laws. Although directors are not involved in the day-to-day operating details, they are kept informed of our business through written reports and documents regularly provided to them. In addition, directors receive operating, financial and other reports by the Chairman and other officers at Board and Committee meetings. We have described below certain key corporate governance and ethics policies and practices which we have adopted to manage the Company. We believe these policies and practices are consistent with our commitments to good corporate governance, ethical business practices and the best interests of our shareholders.

Board Attendance at Annual Meeting. All directors are expected to attend the Annual Meeting. All directors were present at the 2010 annual meeting.

Board Leadership Structure. The Board has used a Lead Director—Chairman and Chief Executive Officer structure since 2003. Mr. Chesser has been Chairman of the Board and Chief Executive Officer, and Mr. West has been Lead Director during this time. The Board has delegated oversight, monitoring and other responsibilities to its standing committees, as described in the Company's By-laws and in the applicable Committee charters, subject to the Board's continuing general oversight and monitoring. Except for the Executive Committee, the chairs of the standing committees are independent members of the Board.

As described in the Company's By-laws and the Corporate Governance Guidelines, the Lead Director is an independent director elected annually by the independent members of the Board. The Lead Director is responsible for (i) presiding over meetings of the independent members of the Board; (ii) working with the Chairman of the Board to establish Board meeting agendas; (iii) coordinating communication between the independent members of the Board and management; and (iv) other duties as the Board may delegate. The Lead Director is also available for discussion with individual directors regarding key issues, individual performance, or any other matters relating to enhanced Board effectiveness.

The Board believes that this structure has been, and continues to be, an appropriate corporate governance structure for the Company, given each role's responsibilities, and the leadership, experience and other qualities of the independent members of the Board and the particular persons occupying these roles. As implemented by the Company, the combined Chairman of the Board and Chief Executive Officer role focuses the accountability and responsibility of achieving the Company's objectives, and the Lead Director role provides the independent members of the Board with effective Board leadership, oversight and monitoring of the Company and its management.

Board Oversight of Risk Management. As described in our Corporate Governance Guidelines, the Board reserves oversight of the major risks facing the Company as well as mitigation plans. It has delegated specific risk oversight responsibility to its Committees, as summarized below and as described in those Committees' charters. The Governance Committee is charged with ensuring that the Board and its Committees are effectively executing their respective risk governance roles. The chair of each Committee reports on committee activities to the full Board at each meeting. Each member serves on at least two Board Committees, and members may attend any other Committee's meeting (except non-independent members cannot attend executive sessions). This structure facilitates broad communication, monitoring and oversight of risks at the Committee level.

The full Board oversees and reviews the Company's annual risk assessment and mitigation activities plans, and receives updates on significant events and the status of, and changes in, the risks or


Proxy Statement

mitigation plans. In addition to these Board and Committee risk management oversight processes, presentations focusing in-depth on one or more significant risk areas and the Company's corresponding mitigation plans and activities are made at each regularly scheduled Board meeting.

The current roles of the Board and Committees in risk oversight were inherent in, or integrated into, the existing Board governance framework with no effect on the Board's leadership structure.

Meetings of the Board. The Board held seven meetings in 2010. Each of our directors attended at least 90 percent of the aggregate number of meetings of the Board and committees to which he or she was assigned. The independent members of the Board also held regularly scheduled executive sessions, presided over by Mr. West, as Lead Director, with no members of management present.

Committees of the Board. The Board's four standing committees are described below.

Executive Committee—exercises the full power and authority of the Board to the extent permitted by Missouri law. The Committee generally meets when action is necessary between scheduled Board meetings. The Committee's current members are Messrs. Chesser (Chairman), Mitchell, Nelson and West.

The Committee did not meet in 2010.

Audit Committee—oversees the auditing, accounting and financial reporting of the Company including:

- monitoring the integrity of the Company's financial statements including the reporting process and systems of internal controls regarding finance, accounting, legal and regulatory compliance;
- reviewing the independence, qualifications and performance of the Company's independent auditors and the Audit Services department;
- providing an avenue of communication among the independent auditors, management, the Audit Services department and the Board; and
- preparing all reports and other disclosures required of the Audit Committee by the Securities and Exchange Commission (the "SEC") for inclusion in the Company's proxy statement.

The Committee's current members are Messrs. Forsee (Chairman), Ferguson, Nelson, Sherman and West, and Dr. Bodde. All members of the Audit Committee are "independent," as defined for audit committee members by the NYSE listing standards. The Board identified Messrs. Forsee, Nelson, Sherman and West as independent "audit committee financial experts" as that term is defined by the SEC pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

The Committee held six meetings in 2010.

Compensation and Development Committee—reviews and assists the Board in overseeing compensation and development matters including:

- discharging the Board's responsibilities relating to compensation of the Company's officers and directors;
- establishing an overall compensation philosophy of the Company that aligns the interests of directors and officers with the interests of the Company's shareholders;
- evaluating and recommending for approval by the independent members of the Board all compensation of officers, including base salaries, incentives, and other compensation and benefit programs;


Proxy Statement

- ensuring the development of existing and emerging executive talent within the organization; and
- reviewing and discussing preparation of the Compensation Discussion and Analysis (CD&A) with management and preparing the required Committee report, monitoring disclosure regarding compensation matters in the Company's SEC filings and recommending whether the CD&A should be included in the Company's proxy statement or annual report on Form 10-K.

The Committee's current members are Messrs. Nelson (Chairman), Forsee, Mitchell and West and Drs. Bodde and Talbott. The Committee held six meetings in 2010.

The processes and procedures for considering and determining executive compensation, including the Committee's authority and role in the process, its delegation of authority to others, and the roles of our executive officers and third-party executive compensation consultants in the processes, are described in the "Compensation Discussion and Analysis" section starting on page 23.

Governance Committee—reviews and assists the Board with all corporate governance matters including:

- ensuring the Board monitors the effectiveness of the corporate governance of the Company and its subsidiaries;
- developing, recommending and monitoring a set of appropriate corporate governance principles applicable to the Company;
- ensuring the identification and recommendation to the independent directors of the Board of individuals qualified to become board members;
- proactively identifying and, as appropriate, adopting governance best practices relating to effective processes for Board evaluation; and
- monitoring the effectiveness of the Company's social responsibility program in meeting community and environmental stewardship needs in supporting the Company's business goals and strategic intent.

The Committee's current members are Messrs. Mitchell (Chairman), Ferguson, Sherman, and West and Dr. Talbott. The Committee held five meetings in 2010.

Corporate Governance Guidelines, Committee Charters and Code of Ethical Business Conduct. The Board has adopted written corporate governance guidelines to assist the Board and its Committees in carrying out their responsibilities. Each of the Audit, Compensation and Development, and Governance Committees has a written charter that describes its purposes, responsibilities, operations and reporting to the Board. The corporate governance guidelines and Committee charters provide a clear view of how the Board and its Committees function.

Lawful and ethical business conduct is required at all times. Our Board has adopted a Code of Ethical Business Conduct (the "Code"), which applies to our directors, officers and employees. Although the Code is designed to apply directly to our directors, officers and employees, we expect all parties who work on behalf of the Company to embrace the spirit of the Code. The Code is one part of our process to ensure lawful and ethical business conduct throughout the Company; other parts of the process include policies and procedures, compliance monitoring and reporting, and annual training on various areas of the law and the Code. We established the toll-free "ConcernsLine" years ago. The ConcernsLine is independently administered and is available 24 hours a day, every day, for the confidential and anonymous reporting of concerns and complaints by anyone inside or outside the Company. The ConcernsLine number is listed in our Code.


Proxy Statement

Our corporate governance guidelines, committee charters and the Code are available on the Company's website at *www.greatplainsenergy.com*. These documents are also available in print to any shareholder upon request. Requests should be directed to Corporate Secretary, Great Plains Energy Incorporated, 1200 Main Street, Kansas City, MO 64105.

DIRECTOR INDEPENDENCE

Our Corporate Governance Guidelines require that a majority of our directors be independent as determined in accordance with the NYSE listing standards, as well as other independence standards that the Board may adopt. The NYSE rules provide that no director can qualify as independent unless the Board affirmatively determines that the director has no material relationship with the listed company. The Board has adopted Director Qualification Standards, which are contained in the Company's Corporate Governance Guidelines, to assist it in making director independence determinations. Our Corporate Governance Guidelines are available on our website, *www.greatplainsenergy.com*. Our Director Qualification Standards conform to and exceed the NYSE objective independence standards.

With the assistance of legal counsel to the Company, the Governance Committee reviewed the applicable legal standards for Board and Committee member independence and the Director Qualification Standards. The Governance Committee also reviewed an analysis of the information provided by each director in the annual questionnaires completed in January 2011, and a report of transactions between the Company and director-affiliated entities. The Governance Committee reported its independence determination recommendations to the full Board, and the Board has made its independence determinations based on the Governance Committee's report and the supporting information. In making its independence determinations, the Board considered all commercial, charitable and other transactions and relationships between the Company and its subsidiaries, on the one hand, and the directors and their immediate family members, on the other hand, that were disclosed in the annual questionnaires. None of the identified transactions is a "related party" transaction that is required to be disclosed in this proxy statement.

Based on this review, the Board affirmatively determined at its February 2011 meeting that the following directors (who are also nominees for directors at our Annual Meeting) are independent under the director qualification standards:

David L. Bodde	James A. Mitchell	Linda H. Talbott
Randall C. Ferguson, Jr.	William C. Nelson	Robert H. West
Gary D. Forsee	John J. Sherman	

Only independent directors are members of our Audit, Compensation and Development, and Governance Committees. All members of our Audit Committee also meet the additional NYSE and SEC independence requirements.

The Board determined that Messrs. Chesser and Downey are not independent under the Director Qualification Standards, because they are executive officers of the Company.

With respect to the independent directors listed above, the Board considered the following relevant facts and circumstances in making the independence determinations:

From time to time during the past three years, the Company engaged in ordinary course business transactions with various companies with which certain directors or their immediate family members were or are affiliated, either as members of such companies' board of directors or trustees, in the case of Dr. Bodde and Messrs. Ferguson, Forsee, Nelson, Sherman, and West, or as officers or employees, in the case of Messrs. Ferguson, Forsee and Nelson. The Board reviewed all transactions with each of these entities and found that all of these transactions were made in the ordinary course of business and were below the thresholds set forth in our Director Qualification Standards, except with respect to Mr. Nelson. Mr. Nelson is a trustee of a local college, and his spouse is a director of a local nonprofit organization. The Company's 2010 regulated electricity sales to the college and nonprofit organization were approximately $918,000 and $507,000, respectively. The Board determined that these regulated electricity sales did not impair Mr. Nelson's independence. In addition, the Company made donations to certain institutions with which certain directors or their immediate family members, including Dr. Talbott and Messrs. Ferguson, Forsee, Nelson, Sherman and West, are affiliated. All of the contributions were below the thresholds set forth in our Director Qualification Standards.

In addition to the above matters, the Board considered the fact that our regulated electric utility subsidiaries provide retail electric service to the directors and their immediate family members who are in our utility subsidiaries' service territories.

RELATED PARTY TRANSACTIONS

The Governance Committee has established written policies and procedures for review and approval of transactions between the Company and related parties. If a potential related party transaction directly or indirectly involves a member of the Governance Committee (or an immediate family member of such member), the remaining Governance Committee members will conduct the review. In evaluating a related party transaction involving a director, executive officer, holder of more than 5 percent of our voting stock, or any member of the immediate family of any of the foregoing persons, the Governance Committee considers, among other factors:

- the benefits to the Company associated with the transaction and whether comparable or alternative goods or services are available to the Company from unrelated parties;
- the nature of the transaction and the costs to be incurred by the Company or payment to be made to the Company;
- the terms of the transaction, including the goods or services provided by or to the related party;
- the significance of the transaction to the Company and to the related party; and
- whether the related party transaction is in the best interest of the Company.

Each year, each director and officer completes a questionnaire that requires disclosure of any transaction with the Company in which they, or any member of their immediate family, has a direct or indirect material interest. The questionnaire also requires disclosure of relationships that the director or officer, and the members of his or her immediate family, have with other entities. Directors and officers are also required to notify the Corporate Secretary or Assistant Corporate Secretary when there are any changes to the previously reported information.

The Company's legal staff is primarily responsible for the development and implementation of procedures and controls to obtain information from the Company's directors and officers regarding related party transactions and relationships and determining, based upon the facts and circumstances, including a review of Company records, whether the Company or a related party has a direct or indirect material interest in a transaction. The Company's legal staff then provides the results of its evaluation to the Governance Committee and Board for their use in determining director independence and related party disclosure obligations. Please see the section titled "Director Independence" starting on page 16 for a discussion of how director independence is determined.

The Governance Committee's policies provide that certain types of related party transactions are permitted without prior approval of the Governance Committee, even if the aggregate amount involved


Proxy Statement

will exceed $120,000 (although all such transactions are reported annually to the Governance Committee and the Board), including but not limited to:

- where the transaction is one where the rates or charges are determined by competitive bids and the transaction was the lowest bid;
- tariffed retail electric services provided by the Company;
- transactions where the party's interest arises only from his or her position as a director of the other party;
- transactions with another entity in which the party's only relationship is as an employee (other than an executive officer);
- if the aggregate amount involved does not exceed the greater of $1 million or 2 percent of that entity's consolidated gross revenues;
- any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university at which a party's only relationship is as an employee (other than an executive officer), director or trustee, if the aggregate amount involved is less than the greater of $1 million or 2 percent of the organization's total annual charitable receipts;
- transactions involving common or contract carrier services at rates fixed in conformity with law or governmental authority; and
- transactions (other than loans by the Company) available to all employees generally.

To receive Governance Committee approval, related party transactions must have a Company business purpose and be on terms that are fair and reasonable to the Company, or as favorable to the Company as would be available from non-related entities in comparable transactions. The Governance Committee also requires that the transaction meets the same Company standards that apply to comparable transactions with unaffiliated entities.

On February 3, 2011, a Schedule 13G was filed by The Bank of New York Mellon Corporation ("BNYM") and affiliated reporting persons. This was the first Schedule 13G filed by BNYM or any of their affiliates, regarding our common stock. The Schedule 13G stated that the reporting persons collectively held 6.30 percent of our common stock as of December 31, 2010. Please see the section titled "Security Ownership of Certain Beneficial Owners, Directors and Officers" starting on page 20 for additional information.

The Company has various relationships and transactions with BNYM, all of which were entered into prior to the filing date of the Schedule 13G. BNYM is a lender under all three of the Company's outstanding revolving credit agreements, with a maximum aggregate commitment of $75 million. BNYM's portion of the largest amount of borrowings under these three revolving credit agreements at any time during 2010 was $20.2 million. As of March 1, 2011, BNYM's portion of the outstanding borrowings under the three revolving credit agreements was $13.3 million. In 2010, the Company paid approximately $176,000 in interest to BNYM, and approximately $660,000 in letter of credit, commitment and other fees associated with these credit agreements.

BNYM, or one of its affiliates, is the trustee under indentures associated with all of Great Plains Energy's long-term debt and all of KCP&L's unsecured long-term debt, and is the trustee of KCP&L's nuclear decommissioning trust. BNYM, or one of its affiliates, act as purchase contract agent, collateral agent, custodial agent and securities intermediary related to Great Plains Energy's outstanding Equity Units, as agent under Great Plains Energy's common stock sales agency and financing agreement, and as exchange agent associated with the 2008 acquisition of GMO. In 2010, the Company paid approximately $139,000 in fees related to these services.

The Governance Committee ratified these existing relationships and transactions, pursuant to its policies and procedures. In making this decision, the Governance Committee considered relevant facts and circumstances, including: these relationships and transactions were established well before the filing of the Schedule 13G; no director or officer reported any relationship with BNYM or its affiliates; the relationships and transactions were entered into on an arms-length basis; and it would be in the Company's best interests to continue these relationships and transactions rather than attempting to replace BNYM.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation and Development Committee is or was an officer or employee of Great Plains Energy or its subsidiaries. None of our executive officers served as a director or were a member of the compensation committee (or equivalent body) of any entity where a member of our Board or Compensation and Development Committee was also an executive officer.

BOARD POLICY REGARDING COMMUNICATIONS

The Company has a process for communicating with the Board. Communications from interested parties to the non-management members of the Board can be directed to:

Chairman, Governance Committee
Great Plains Energy Incorporated
1200 Main Street
Kansas City, MO 64105

Attn: Ellen E. Fairchild, Vice President, Corporate Secretary and Chief Compliance Officer

All communications will be forwarded directly to the chairman of the Governance Committee to be handled on behalf of the Board.

Proxy Statement

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND OFFICERS

The following tables show, as of March 1, 2011, beneficial ownership of Company common stock by (i) each named executive officer ("NEO"), (ii) each director, (iii) all directors and executive officers as a group, and (iv) each shareholder who the Company knows is a beneficial owner of more than 5 percent of the outstanding shares of the Company's common stock (based on SEC filings). The total of all shares owned by directors and executive officers represents less than 1 percent of our outstanding shares. Our management has no knowledge of any person (as defined by the SEC) who owns beneficially more than 5 percent of our common stock, except as described below. Except as noted below, the Company believes that the persons listed in the tables below have sole voting and investment power with respect to the securities listed.

Security Ownership of Directors and Executive Officers

Name (a)	Beneficially Owned Shares (#) (b)	Vested Stock Options and Options that Vest Within 60 Days (#) (c)	Share Equivalents to be Settled in Stock [1] (#) (d)	Total Share Interest (#) (e)
Named Executive Officers				
Michael J. Chesser	260,192 [2]	—	—	260,192
Terry Bassham	117,348 [3]	—	—	117,348
James C. Shay	39,826 [4]	—	—	39,826
William H. Downey	174,001 [5]	25,249	—	199,250
Michael L. Deggendorf	35,209 [6]	—	—	35,209
Scott H. Heidtbrink	42,726 [7]	4,707	—	47,433
John R. Marshall	78,446 [8]	—	—	78,446
William G. Riggins	—	—	—	—
Non-Management Directors				
David L. Bodde	16,570 [9]	—	8,230	24,800
Randall C. Ferguson, Jr.	7,575 [10]	—	8,230	15,805
Gary D. Forsee	3,500	—	6,143	9,643
James A. Mitchell	17,427	—	—	17,427
William C. Nelson	18,541 [11]	—	—	18,541
John J. Sherman	14,973	—	—	14,973
Linda H. Talbott	14,921	—	8,230	23,151
Robert H. West	13,143 [12]	—	8,230	21,373
All Great Plains Energy Directors and Executive Officers as a Group (21 persons)				983,460

(1) The shares listed are for director deferred share units through our Long-Term Incentive Plan which will be settled in stock on a 1-for-1 basis upon the first January 31 following the last day of service on the Board.
(2) The amount shown includes 112,848 restricted stock shares, 2,285 shares held in the 401(k) plan, and 200 shares held by Mr. Chesser's spouse. Mr. Chesser disclaims beneficial ownership of such shares.
(3) The amount shown includes 54,413 restricted stock shares.
(4) The amount shown includes 37,326 restricted stock shares.
(5) The amount shown includes 59,906 restricted stock shares and 3,240 shares held in the 401(k) plan.


Proxy Statement

(6) The amount shown includes 17,052 restricted stock shares, 2,079 shares held in the 401(k) plan, and 15,639 shares held in joint tenancy with Mr. Deggendorf's spouse.
(7) The amount shown includes 33,459 restricted stock shares and 1,842 shares held in the 401(k) plan.
(8) The amount shown includes 8,601 restricted stock shares and 3,024 shares held in the 401(k) plan.
(9) The amount shown includes 15,570 shares held in joint tenancy with Dr. Bodde's spouse, and 1,000 shares held in trust accounts for Dr. Bodde's mother in which Dr. Bodde is trustee. Dr. Bodde disclaims beneficial ownership of the 1,000 shares in such trust accounts.
(10) The amount shown includes 5,743 shares held in joint tenancy with Mr. Ferguson's spouse.
(11) The amount shown includes 62 shares reported and held by Mr. Nelson's spouse. Mr. Nelson disclaims beneficial ownership of such shares. Mr. Nelson also holds 1,000 of our Equity Units (0.02 percent of the total outstanding Equity Units). Each Equity Unit consists of a purchase contract and a 5 percent undivided beneficial ownership interest in a $1,000 principal amount of a 10 percent subordinated note due 2042. The purchase contract obligates Mr. Nelson to purchase, and the Company to sell, on June 15, 2012, for $50.00 in cash, a number of newly issued shares of common stock equal to the "settlement value". The settlement value is calculated as follows: (a) if the applicable market value of our common stock is equal to or greater than $16.80 per share, the settlement rate will be 2.9762 shares of common stock; (b) if the applicable market value of our common stock is less than $16.80 but greater than $14.00, the settlement rate will be the number of shares of common stock equal to $50.00, divided by the applicable market value; and (c) if the applicable market value of our common stock is less than or equal to $14.00, the settlement rate will be 3.5714 shares. The applicable market value is the average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the purchase contract settlement date. Consequently, the number of shares to be delivered on June 15, 2012, cannot be determined at this time.
(12) The amount shown includes 492 shares held in joint tenancy with Mr. West's spouse, and 1,000 shares reported and held by Mr. West's spouse. Mr. West disclaims beneficial ownership of the 1,000 shares reported and held by his spouse.

Beneficial Ownership of 5 Percent or More

Name and Address of Beneficial Owner	Beneficial Ownership of Common Stock (Based on Schedule 13G Filing)	Percentage of Common Shares Outstanding
The Bank of New York Mellon Corporation One Wall Street, 31st Floor New York, NY 10286	8,542,172	6.3

The information in the preceding table and in this paragraph is taken entirely from the Schedule 13G filed by The Bank of New York Mellon Corporation ("BNYM"), and its affiliated reporting persons on February 3, 2011. The BNYM Schedule 13G states that the reporting persons collectively have beneficial ownership of 7,032,526 of our shares as to which they hold sole voting power, 1,240 of our shares as to which they hold shared voting power, 8,398,124 of our shares as to which they hold sole dispositive power, and 16,898 of our shares as to which they hold shared dispositive power. The percentage is based on approximately 135,690,276 shares of our common stock outstanding as of February 22, 2011.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers, and persons owning more than 10 percent of our common stock, to file reports of holdings and transactions in our common stock with the SEC. Based upon our records, we believe that all required reports for 2010 have been timely filed, except for the following matters. The initial statement of beneficial ownership of securities filed in 2008 by William G. Riggins, a former executive officer of the Company, incorrectly reported the number of stock options held as being 13,000 options, rather than 13,531 options. The report disclosing the forfeiture of all 13,531 options was filed on October 12, 2010. The reports of Messrs. Ferguson and West, and Drs. Bodde and Talbott filed on June 3, 2010, reporting the acquisition of Director Deferred Share Units ("DSUs") under our Long-Term Incentive


Proxy Statement

Plan (the "LTIP"), understated the number of DSUs acquired through dividend reinvestment (which is described in more detail in the next paragraph) by 19 DSUs each.

DIRECTOR COMPENSATION

We compensate our non-employee directors as summarized below. Messrs. Chesser and Downey are officers of the Company, and do not receive compensation for their service on the Board. We paid non-employee directors an annual retainer of $90,000 in 2010. Of this amount, $35,000 was in cash, and $55,000 was in common stock (valued on the grant date and rounded to the next highest whole share) through our LTIP. Our Lead Director received an additional annual retainer of $20,000, and the chairs of the Board's Audit, Compensation and Development, and Governance Committees received an additional annual retainer of $10,000, $5,000 and $5,000, respectively. Attendance fees of $1,500 for each Board meeting and $1,500 for each committee and other meeting attended were also paid in 2010. Directors may defer the receipt of all or part of the cash retainers and meeting fees through our non-qualified deferred compensation plan, and may also defer the receipt of all or part of the common stock through DSUs under the LTIP. Directors must make their deferral elections prior to the year in which the common stock would be paid. The number of DSUs granted is equal to the number of shares of common stock that otherwise would have been payable to the director. As of the date any dividend is paid to common stock shareholders, each DSU account is credited with additional DSUs equal to the number of shares of common stock that could have been purchased (at the closing price of our common stock on that date) with the amount which would have been paid as dividends on the number of shares equal to the number of DSUs held on that date. DSUs will be converted into an equal amount of shares of common stock on the January 31st next following the date the director's service on the Board terminates. The number of whole shares will be distributed to the director, with any fractional share paid in cash (using the closing price of our common stock as of the preceding business day).

We offer life and medical insurance coverage to only the current non-employee directors who were first appointed before May 1, 2006, and their families. The aggregate premium paid by us for this coverage in 2010 was $46,588. We pay or reimburse directors for travel, lodging and related expenses they incur in attending Board and committee meetings. We paid in certain years prior to 2009, and we may pay in future years, the expenses incurred by directors' spouses in accompanying the directors to one Board meeting per year. We did not pay any such expenses in 2010. We also match on a two-for-one basis up to $5,000 per year (which would result in up to a $10,000 Company match) of charitable donations made by a director to 501(c)(3) organizations that meet our strategic giving priorities and are located in our generation and service communities.

The following table outlines all compensation paid to our non-employee directors in 2010. We have omitted the columns titled "Option awards" and "Non-equity incentive plan compensation" because our non-employee directors did not receive any in 2010.

DIRECTOR COMPENSATION

Name (a)	Fees Earned or Paid in Cash [1] ($) (b)	Stock Awards [2] ($) (c)	Change in Pension Value and Nonqualified Deferred Compensation Earnings [3] ($) (f)	All other Compensation [4] ($) (g)	Total ($) (h)
Dr. Bodde	66,500	55,017	60,892	76	182,485
Mr. Ferguson	63,500	55,017	—	33,258	151,775
Mr. Forsee	66,500	55,017	4,653	—	126,170
Mr. Mitchell	70,000	55,017	—	76	125,093
Mr. Nelson	71,500	55,017	—	10,076	136,593
Mr. Sherman	62,000	55,017	—	—	117,017
Dr. Talbott	65,000	55,017	4,219	19,438	143,674
Mr. West	102,500	55,017	45,976	19,438	222,931

(1) The amounts shown include cash retainers of $35,000, attendance fees of $1,500 for each Board and Committee meeting attended, and additional retainers for Mr. West ($20,000), as Lead Director, and Messrs. West ($10,000), Nelson ($5,000) and Mitchell ($5,000) as committee chairs.

(2) The amounts shown in this column are the aggregate grant date fair values of Director Shares and DSUs granted during 2010 computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. The value of shares credited on DSUs on account of dividends paid on common stock is factored into the grant date fair value, and thus is not included in the "All Other Compensation" column. The DSUs are not subject to any service-based vesting conditions. As of December 31, 2010, Messrs. Ferguson and West, and Drs. Talbott and Bodde each held an aggregate of 8,230 DSUs, and Mr. Forsee held an aggregate of 6,143 DSUs (including shares credited on account of dividends paid on common stock).

(3) The amounts shown represent the above-market earnings during 2010 on nonqualified deferred compensation.

(4) The amounts shown consist of, as applicable for each director, matched charitable contributions and premiums for life insurance and health insurance. The matched charitable contributions reported in this column are: Mr. Ferguson, $6,000; Mr. Nelson, $10,000; Dr. Talbott, $10,000; and Mr. West, $10,000. The Company paid $27,258 during 2010 for life and health insurance for Mr. Ferguson. As permitted by SEC rules, we excluded from the table other perquisites and personal benefits for any director where the total value was less than $10,000.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

We are a public utility holding company, and our financial performance is driven by the performance of our two electric utility subsidiaries, Kansas City Power & Light Company ("KCP&L") and KCP&L Greater Missouri Operations Company ("GMO"). Both subsidiaries are integrated electric utilities; that is, they generate, transmit and distribute electricity to their customers. KCP&L serves retail customers in parts of Missouri and Kansas; GMO serves retail customers in parts of Missouri.

Our compensation philosophy and decisions, which we explain below, are directly tied to our utility business. Our business is capital-intensive and subject to extensive and dynamic utility and environmental regulation. Over the last five years, we have invested about $2 billion in our Comprehensive Energy Plan ("CEP") projects. The projects included wind generation, environmental retrofits at our Iatan 1 and LaCygne 1 generating units, transmission and distribution upgrades, energy efficiency and, most significantly, Iatan 2 which is an 850MW (our share of which is 620MW) coal-fired generating unit built alongside our existing Iatan 1 unit. We operate in a technological environment that is complex and evolving. Our retail customer service areas and rates are fixed by the Missouri and Kansas utility commissions, which means that our financial health and growth potential are directly tied to the communities we serve and the decisions of our regulatory commissions.

This Compensation Discussion and Analysis (CD&A) provides our shareholders and customers with a comprehensive analysis of the compensation awarded to, earned by, or paid to the following individuals listed below, who are our named executive officers ("NEOs") for 2010:

- Michael J. Chesser, *Chairman of the Board and Chief Executive Officer of Great Plains Energy, KCP&L and GMO*;
- Terry Bassham, *Executive Vice President—Utility Operations and former Chief Financial Officer of Great Plains Energy, KCP&L and GMO*;
- James C. Shay, *Senior Vice President, Finance and Strategic Planning and CFO, Great Plains Energy, KCP&L and GMO*;
- William H. Downey, *President and Chief Operating Officer of Great Plains Energy, KCP&L and GMO*;
- Michael L. Deggendorf, *Senior Vice President—Delivery, KCP&L and GMO;*
- Scott H. Heidtbrink, *Senior Vice President—Supply of KCP&L and GMO*;
- John R. Marshall, *former Executive Vice President—Utility Operations of KCP&L and GMO*; and
- William G. Riggins, *former General Counsel and Chief Legal Officer of Great Plains Energy, KCP&L and GMO.*

Mr. Marshall retired effective as of July 31, 2010; however he continued to serve as our consultant until December 31, 2010. Mr. Riggins resigned from his positions effective October 7, 2010.

Opportunity for Shareholder Feedback

Beginning with this Annual Meeting, shareholders have the opportunity to approve, on a non-binding and advisory basis, the compensation of our named executive officers as disclosed in this proxy statement. Proposal 2 of this proxy statement seeks your advisory vote on a resolution approving the compensation of our named executive officers. You should read this CD&A section of the proxy statement in conjunction with the advisory vote on executive compensation section starting on page 67, because it contains information that is relevant to your vote on Proposal 2.

Executive Summary

2010 Compensation Performance Focus and Achievements

Our 2010 compensation decisions, which are discussed in the next section, continued to be focused on **pay for performance**—the achievement of interrelated short-term and long-term objectives critical to our financial health and growth. We successfully navigated through many challenges and surpassed many of our objectives, as we discuss in the following paragraphs. Our performance highlights include:

✔ **Successful completion of Iatan 2 and constructive rate case outcomes**

Our most significant achievement in 2010 was the completion of Iatan 2. The unit began operation in August, satisfying the commitment we made at the outset of the CEP to bring the unit on-line in the summer of 2010. In KCP&L's Kansas rate case, the Kansas Corporation Commission ruled that only about one percent of the Iatan 2 project costs (about $5 million for the Kansas share) should be disallowed.

✔ **Maintaining our investment-grade credit ratings to finance Iatan 2 and our other capital investments at reasonable cost**

We improved our credit profile, as evidenced by a shift in our outlook at both Standard & Poor's and Moody's from "Negative" to "Stable."

✔ **Increasing earnings per share and total shareholder return in the near and medium term**

The completion in 2010 of Iatan 2 and our Spearville 2 Wind Energy Facility, which increased our wind generation assets in western Kansas by about 50 percent, provides enhanced shareholder return potential. Our financial results also improved in 2010, aided by the impact of weather and new retail rates that went into effect in late summer 2009. These factors, combined with our continued intense cost control efforts, led to full-year earnings per share that exceeded 2009's level by 34 percent.

✔ **Maintaining our customer satisfaction ratings and reliability**

KCP&L was rated Tier 1 among Midwest Large utilities in J.D. Power and Associates' 2010 Electric Utility Residential Satisfaction Study, making it the second year in a row KCP&L was rated Tier 1 for customer satisfaction for the residential segment. In J.D. Power and Associates' 2010 Electric Utility Business Customer Satisfaction Study, KCP&L was recognized as the highest ranked electric utility in the Midwest Large segment for business satisfaction. We also received, for the fourth straight year, the ReliabilityOne Best Performer Award for the Plains region from the PA Consulting Group.

✔ **Increasing the availability of our generating fleet**

Our combined coal and nuclear fleet's equivalent availability factor in 2010 was 83 percent, compared to 80 percent in 2009. Our 2010 equivalent availability factor excluding Iatan, which came on-line in late August and was subject to occasional downtime for final testing and fine-tuning, was 85 percent.

2010 Compensation Decisions

The Compensation Committee (the "Committee") and Board considered the challenges and objectives described above and made the following key compensation decisions:

- **Balanced Mix of Compensation Elements.** As in prior years, the Committee and Board established a mix of short-term and long-term compensation elements that reflected financial and operational goals, and encouraged overall balanced performance supporting sustainable shareholder value. The charts below show the mix of 2010 direct compensation elements (base salary, annual performance award earned, equity compensation awards at target performance and, in certain instances, discretionary bonuses) set out in the Summary Compensation Table on


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page 47 for Mr. Chesser and for our other NEOs (other than Messrs. Chesser, Shay, Marshall and Riggins).

Mr. Chesser
2010 Earned Compensation Mix


Annual Incentive 31%
Base Salary 20%
Long-Term Compensation 49%

Other NEOs
(excluding Chesser, Shay, Marshall and Riggins)*
2010 Average Earned Compensation Mix


Bonus 2%
Annual Incentive 26%
Base Salary 28%
Long-Term Compensation 44%


Bonus
Annual Incentive
Base Salary
Long-Term Compensation

* Mr. Shay joined the Company in July 2010, and his 2010 compensation included a one-time employment inducement grant of restricted stock. The 2010 compensation of Messrs. Marshall and Riggins reflect consulting, bonus or severance payments. These three NEOs are excluded from this comparison as their 2010 compensation is not on a comparable basis with our other NEOs.

The compensation of each NEO also includes retirement benefits, generally available employee benefits, deferred compensation benefits and perquisites, as well as post-termination compensation.

- **Limited Salary Increases in 2010.** Due to market conditions, there were limited salary increases for our NEOs in 2010. For the third consecutive year, our CEO, Mr. Chesser, requested no salary adjustment, and the Board agreed. Similarly, Messrs. Downey and Marshall did not receive salary increases for 2010. With the exception of Mr. Heidtbrink, the remaining NEOs received modest salary adjustments based upon exceptional performance and a review of median salaries of comparable positions in our industry. Mr. Heidtbrink received a 10.3 percent salary adjustment in recognition of his superior performance, as well as to move Mr. Heidtbrink's base salary closer to the market median. Please see the base salary discussion starting on page 34 for detail.

- **Annual and Long-Term Performance Awards Tied to Achievement of Critical Objectives.** A significant portion of our NEO compensation is tied to our short-term and long-term financial and operational performance, as well as individual performance, to align compensation with shareholder and customer interests.

For 2010, our annual performance objectives and achievements were:

2010 Annual Performance Objectives	Achievement (Percent of Target)
Earnings per share	200.0
System Average Interruption Duration Index	97.2
Equivalent availability of our coal and nuclear generation	97.0
Safety (OSHA incident rate)	76.3
Customer Satisfaction (J.D. Power Customer Satisfaction Index—Residential)	150.0
Cumulative synergy savings from the GMO acquisition	109.4
Comprehensive Energy Plan progress	150.0
Individual performance	Varies

Despite a very challenging economic environment, we surpassed the target goals for most of these objectives. A discussion of the actual results of each objective is included on page 36. Based on this above-target performance, the following 2010 annual performance awards were paid to our NEOs:

Name	2010 Annual Performance Award At Target (Percent of Annual Base Salary)	2010 Actual Award Paid (Percent of Annual Base Salary)	2010 Actual Award Paid ($)
Mr. Chesser	100	152.7	1,221,600
Mr. Bassham	60	97.6	419,766
Mr. Shay (1)	60	42.0	157,459
Mr. Downey	70	106.9	545,139
Mr. Deggendorf	50	73.9	192,010
Mr. Heidtbrink	50	78.3	209,195
Mr. Marshall (2)	60	85.6	342,480
Mr. Riggins (3)	50	—	—

(1) Mr. Shay became an employee of the Company in July 2010, and his 2010 award payment was prorated for the time he was an employee. The percentage of annual base salary shown is calculated using his annual base salary of $375,000, rather than the salary amount shown in the Summary Compensation Table.

(2) The percentage of annual base salary shown is calculated using Mr. Marshall's annual base salary of $400,000, rather than the salary amount shown in the Summary Compensation Table.

(3) Mr. Riggins forfeited his 2010 award in connection with his resignation.

In 2010, we awarded a mix of performance shares (75 percent) and time-based restricted stock (25 percent) to retain and incentivize officers. The performance share objectives are:

2010-2012 Long-Term Performance Award Objectives	Weighting (Percent)
Funds from operations (FFO) to total adjusted debt in 2012	33
Total shareholder return (2010-2012 results compared to the EEI index of electric utilities)	34
Equivalent availability of our coal and nuclear generation in 2012	33

A detailed summary of the 2010 awards to each officer is shown on page 40. The payment of these awards will occur in 2013 based on the level of achievement of the objectives listed above as well as the continued employment of the NEO.

- We also awarded discretionary bonuses and entered into retirement or severance agreements with certain of our NEOs, as explained on pages 37 and 44.

Compensation Governance

Our 2010 compensation decisions demonstrate our commitment to paying for performance and are supplemented by our sound compensation policies and practices listed below:

- Our Committee is solely comprised of independent directors, and the Committee retains an independent compensation consultant, Mercer, to regularly review and evaluate our compensation program. Mercer is retained directly by the Committee and performed no other work for the Company in 2010;
- We have significant stock ownership and holding guidelines for all of our executive officers, including our NEOs. Our CEO is expected to hold a level of at least five times base salary. Our other current NEOs are expected to hold either three or four times their respective base salaries. All of our officers are expected to refrain from disposing of shares received under our LTIP, except to satisfy obligations for payment of taxes relating to those shares, until the applicable share ownership guidelines are met and maintained;
- Well before the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we implemented a clawback policy which requires our officers to reimburse the Company for equity and cash performance awards in the event of restatement or other inaccuracy for a period of up to three years;
- We annually conduct a risk assessment to evaluate whether our compensation program creates any risks that may have a material adverse effect on the Company;
- Our Change in Control Severance Agreements have a "double trigger" and require both a change in control and termination of employment prior to the payment of severance benefits, if any; and
- Our Securities Trading ("Insider Trading") Policy prohibits all employees, including our current NEOs, from hedging their ownership interests in our securities or pledging their securities as collateral for loans.

Compensation Philosophy and Objectives

We believe that our shareholders and customers will be best served when we are able to attract and retain key talent. Recognizing the strategic imperatives before the Company, the Committee's goal is to provide total compensation levels which are competitive with jobs of similar scope within the utility market. The Committee uses a combination of base salary, performance-based annual and long-term incentives and benefits. Our goal is to provide base salaries around the median level of comparable companies, with opportunities for higher levels of compensation through time-based and performance-based incentives. The Committee uses incentive program targets and structures that it believes are consistent with those offered in the utility sector, and sets performance measures reflecting both shareholder and customer interests. Because of the significant differences in the scope and nature of responsibilities among the NEOs, and the variations in market levels of compensation for the NEOs, there are significant differences in NEO compensation.

The three main objectives of our executive compensation program are:

1. To Attract and Retain Highly Qualified and Experienced Executives

All of the NEOs held senior positions at other companies and each brings considerable industry and business expertise to the Company. While the Company's goal is to provide base salaries at around the median of comparable companies with opportunities for variable compensation at higher levels based on performance, on occasion, the Company pays above-market base salaries in order to attract and retain specific talent.

2. To Motivate Executives to Achieve Strong Short-Term and Long-Term Financial and Operational Results

The Committee believes that variable compensation should be structured to provide competitively-based incentives for driving Company performance. While the Committee has not elected to adopt policies for allocating between long-term and currently-paid-out compensation, or between cash and non-cash compensation, it does believe in putting more pay at risk as employees move to higher levels of responsibility with more direct influence over the Company's performance. Target performance-based compensation granted in 2010 to our NEOs represented between 48 percent and 63 percent of total target direct compensation (excluding Mr. Shay, who joined mid-year). The Committee uses a balanced scorecard approach in setting the NEOs' annual incentive plan goals, which includes financial, operational, and individual components, along with key operational and/or financial measures for the long-term incentive compensation. Through a combination of plan design and utilization of a variety of mitigation features, the Committee believes the Company's compensation programs are balanced and undue risk taking is mitigated.

3. To Ensure the Alignment of Management Interests with Those of Shareholders

The Committee believes that a substantial portion of total compensation for our NEOs should be delivered in the form of equity-based compensation. As a result, the Committee has structured the LTIP to have both performance shares that are earned after three years based on the achievement of financial and/or operational metrics and time-based restricted shares in order to aid in retention. A detailed summary of the objectives for each applicable performance period begins on page 37.

In addition, the Committee has also implemented share ownership guidelines for executives to further align their compensation with shareholder interests. The guidelines include the value of Company shares executives are expected to acquire and hold within five years of appointment, and reflect a level of five times base salary for Mr. Chesser; four times for Mr. Downey; and three times base salary for Messrs. Bassham, Shay, Deggendorf and Heidtbrink. Additionally, executives are required to refrain from disposing of shares received under the Company's LTIP, except to satisfy obligations for payment of taxes relating to those shares, until the applicable share ownership guidelines are met and maintained.

Governance of Our Compensation Program

The Committee is solely comprised of six non-employee directors, each of whom is independent under the applicable standards of the NYSE. The Committee sets the executive compensation structure and administers the policies and plans that govern compensation for the NEOs and other officers. Recommendations of the Committee are reviewed with, and approved by, the independent members of the full Board.

Role of Executive Officers

Each year, Mr. Chesser submits to the Committee a performance evaluation and compensation recommendation for each of the NEOs, other than himself. The performance evaluation is based on factors such as achievement of individual, departmental, and Company results, as well as an assessment


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of leadership accomplishments. The Committee reviews these recommendations and makes final recommendations for Board approval. Annual performance metrics and goals for incentive plans are also developed through a process in which management, including the CEO, develops preliminary recommendations that the Committee considers in the development of final recommendations for Board approval.

While Mr. Chesser routinely attends meetings of the Committee, he is not a member and does not vote on Committee matters. Only members of the Committee may call Committee meetings. In addition, there are certain portions of Committee meetings when he is not present, such as when the Committee is in closed executive session or discusses his performance or individual compensation. Mr. Chesser's compensation levels and performance goals are recommended by the Committee for approval by the Board. Mercer, the external executive compensation consultant, was also consulted in this process in 2010, as described in the next section.

Role of Compensation Consultant

The Committee retains Mercer as its independent compensation consultant. Mercer was selected by the Committee several years ago, following presentations from other consulting firms based on their overall capabilities in the area of executive compensation. Mr. Michael Halloran is the Company's lead consultant who works with the Committee. Mr. Halloran is a Senior Partner at Mercer and has more than 25 years of experience in executive compensation.

Mercer provides the Committee with a comprehensive review of the Company's executive compensation programs, including plan design and all executive benefit programs. Mercer performs a competitive review and analysis of base salary and variable components of pay, relative to survey market data and the Company's identified peer group. Mercer recommends to the Committee the peer group which might be used; the structure of plans; the market data which should be used as the basis of comparison for base salaries and incentive targets; and conducts comparisons and analyses of base and variable components. Mercer provides detailed information on base salaries, annual incentives, long-term incentives, and other specific aspects of executive compensation for each NEO, as well as Mercer's overall findings and recommendations. Comparisons of executive compensation are made to energy industry data, general industry data, and peer proxy data, as appropriate. However, Mercer neither determines, nor recommends, the amount of an executive's compensation.

While the Committee retains the sole authority to select, retain, direct, or dismiss the executive compensation consultant, our Corporate Secretary works directly with the compensation consultant to provide information, coordination, and support. To assure independence, the Committee also pre-approves all other work unrelated to executive compensation proposed to be provided by Mercer, if the fees would be expected to exceed $10,000. Mercer did not perform work unrelated to executive compensation in 2010.

Role of Peer Group

Mercer recommends for Committee consideration peer group candidates with a size and business mix similar to ours. Potential peer group companies are assessed using three criteria—annual revenues, market value and percentage of total revenues from regulated electric operations. In 2009 and through July 2010, our peer group consisted of 12 companies. In 2010, the Committee requested Mercer to review the existing peer group companies and assess potential additions to the peer group, using these three criteria. Mercer's review indicated that the current peers continued to satisfy the criteria, and identified Wisconsin Energy and IdaCorp as potential additions to the peer group. The Committee reviewed Mercer's assessment, and concluded that IdaCorp and Wisconsin Energy should be included in our peer group. The companies in our peer group as of August 2010 are:

Allegheny Energy	NSTAR	TECO Energy Inc.
Alliant Energy	Pinnacle West Capital	Unisource Energy
Cleco	PNM Resources	Westar Energy
DPL	Portland General Electric	Wisconsin Energy
IdaCorp	Sierra Pacific Resources	

When other surveys are relied on, Mercer conducts, where possible, regression analyses to adjust the compensation data for differences in the companies' revenues, allowing the Company to compare compensation levels to similarly-sized companies. Other surveys used by Mercer to assist in formulating its recommendations to the Company include the Mercer Energy Survey; Watson Wyatt Top Management Survey: Utilities Sector; Watson Wyatt Top Management Compensation Survey; Towers Perrin Energy Executive Survey; and the Mercer Executive Compensation Survey. The actual numbers of participants vary by survey and are too numerous to list. Survey details are generally viewed as proprietary by the survey sponsors.

Summary and Analysis of Executive Compensation

Consistent with prior years, the material elements of executive compensation are: (i) cash compensation in the form of base salaries, annual incentives, and, in certain instances, discretionary bonuses; (ii) equity compensation under our LTIP; (iii) retirement benefits; (iv) perquisites and generally available employee benefits; (v) deferred compensation; and (vi) post-termination compensation.

Compensation Component	Description	Objective
Cash Compensation		
Base Salary	• Fixed compensation that is reviewed annually taking into consideration peer compensation information as well as individual performance. • Generally targeted at median (± 15 percent) market salary.	• Provide a fixed level of compensation that fairly considers job responsibilities, level of experience, internal comparisons and external and individual performance evaluations. • Attract and retain talent.
Annual Incentives under Annual Incentive Plan	• Variable compensation earned based on performance of pre-established annual goals.	• Reward the achievement of annual financial and operating goals, as well as individual goals that ultimately contribute to long-term total return to shareholders.
Discretionary Cash Bonuses	• Discretionary cash award that is often payable in increments.	• Reward extraordinary individual performance and/or aid in retention.

Compensation Component	Description	Objective
Equity Compensation		
	• Performance shares that are paid based on achievement of three-year performance objectives and time-based restricted stock.	• Motivate performance that creates long-term value to shareholders and customers. • Align the economic interests of participants with shareholders and customers by rewarding executives for financial and operational improvement. • Provide a competitive total package to attract and retain key executives.
Retirement Benefits		
Pension Plan	• Funded, tax-qualified, noncontributory defined benefit plan for employees, including all NEOs. • Provide some retirement income security and tax-advantaged means to accumulate retirement savings.	• Provide a competitive total package to attract and retain key executives and other employees.
Supplemental Executive Retirement Plan	• An unfunded plan that provides additional retirement income to all executives, including NEOs.	• Provide a competitive total package to attract and retain key executives.
401(k) Plan	• Tax-qualified retirement savings plan provided to all employees, including NEOs.	• Provide retirement savings in a tax efficient manner. • Provide a competitive total package to attract and retain key executives and other employees.

Compensation Component	Description	Objective
Perquisites and generally available employee benefits		
	• Provide a limited number of perquisites that are consistent with peer companies. Benefits include financial planning services; executive health physicals; a car allowance; memberships in clubs; and access to Company tickets for sporting events and other entertainment.	• Provide a competitive total package to attract and retain key talent.
Deferred Compensation		
	• A non-qualified and unfunded plan that allows selected employees, including NEOs, to defer the receipt of up to 50 percent of base salary and 100 percent of awards under the annual incentive plan.	• Provide savings in a tax efficient manner.
Post-Termination Compensation		
Change in Control Severance Agreements	• Provide for payments and other benefits in event of (i) change in control and (ii) termination of employment.	• Encourage executives to act in the best interests of shareholders and customers. • Aid in recruitment and retention.
Employment-related Agreements	• Entered into at the time of employment that provide for payments in certain events of termination.	• Encourage executives to act in the best interests of shareholders and customers. • Aid in recruitment and retention.
Severance-related Agreements	• Entered into at the time of executive resignation or retirement.	• Ensure smooth transition and release of claims.

1. Cash Compensation

Cash compensation to our NEOs includes (i) a market-competitive and performance-driven base salary; (ii) annual short-term incentive; and (iii) discretionary cash bonuses to selected NEOs. The Committee has not chosen to target a specific percentage of total compensation to be delivered in cash or cash opportunities as it believes this will vary based on the NEO's position and individual


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performance and circumstance. However, it does believe that, in general, the level of cash opportunity should decrease in proportion to equity compensation as individuals move to higher levels of responsibility.

Base Salary

Base salaries are reviewed annually, and, if adjusted, made retroactive to the first of the year. The Committee considers performance evaluations and base salary recommendations submitted by Mr. Chesser for the NEOs, other than himself. Mr. Chesser's performance evaluation is conducted and salary recommendation is prepared by the Committee. Salary recommendations are not determined by formula, but instead take into consideration job responsibilities, level of experience, internal comparisons, comparisons to the salaries of executives in similar positions at similar companies obtained from market surveys, other competitive data and input provided by Mercer, and individual performance evaluations. Individual performance evaluations include major accomplishments during the performance period, as well as qualitative factors, including personal leadership, engagement of employees, disciplined performance management, accountability for results, and community involvement.

For 2010, because of market conditions and cost-containment concerns, the Committee did not retain Mercer to conduct a full market assessment of all officer positions. For the third consecutive year, Mr. Chesser requested, and the Board agreed, not to have a base salary adjustment. Messrs. Downey and Marshall were at or above their market medians, and also did not receive base salary increases. With the exception of Mr. Heidtbrink, the remaining NEOs received modest salary adjustments based upon exceptional performance and a review of median salaries of comparable positions in our industry. Mr. Heidtbrink received a 10.3 percent salary adjustment in recognition of his superior performance, including implementation of initiatives to improve generation fleet availability, effectively managing operations, maintenance and capital expenditures, and improving his division's organizational structure and performance, as well as to move Mr. Heidtbrink's base salary closer to the market median. Mr. Shay was hired in July 2010 at a negotiated salary within the generally targeted ±15 percent of median market salary.

Name	2009 Base Salary	2010 Base Salary	Percentage Increase
Mr. Chesser	$800,000	$800,000	—
Mr. Bassham	$420,000	$430,000	2.4
Mr. Shay	—	$375,000	—
Mr. Downey	$510,000	$510,000	—
Mr. Deggendorf	$252,000	$260,000	3.2
Mr. Heidtbrink	$242,000	$267,000	10.3
Mr. Marshall	$400,000	$400,000	—
Mr. Riggins	$270,000	$285,000	5.6

The Committee's general goal is to set base salaries at around the median salary of individuals in comparable positions in companies of similar size within the industry. The base salary range for a position is ±15 percent of this market median or rate. Base salaries for officers are managed within this range. Differences in base salaries between the NEOs are primarily due to differences in job responsibilities and base compensation market levels. The responsibilities of our CEO span all aspects of the Company, and his base salary reflects this responsibility. In contrast, the responsibilities of the other NEOs are narrower in scope.

For 2011, because of market conditions and cost-containment measures, no salary increases were given to any NEOs, with the exception of Mr. Heidtbrink. Mr. Heidtbrink received a salary increase of approximately 18 percent in recognition of his superior performance, including his leadership in overseeing the successful construction and start-up construction of Iatan 2.

Annual Incentives

The Company's annual incentive plan for all officers is based upon a mix of Company-wide and business unit financial and operational metrics, as well as individual performance. In 2010, the Committee generally maintained the design of our previous years' plans. The Committee believes that our annual incentive plan continues to focus our entire organization on delivering key financial results and strategic business outcomes, and is clearly understood. Consistent with previous years, the Committee established performance metrics designed to reflect target levels in approved business plans which have an approximate 50 percent probability of achievement. The threshold and maximum levels are established to have approximately 80 percent and 20 percent probabilities of achievement, respectively. The Committee reviews management's recommendations of objectives and metrics, including a discussion of associated risks, and makes any revisions and then recommends the final objectives and metrics to the Board for its approval. In establishing final objectives and metrics, the Committee assures that:

- incentives are aligned with the strategic goals set by the Board;
- metrics are sufficiently ambitious so as to provide a meaningful improvement in performance but strike an acceptable balance between risk and reward; and
- incentive payments, assuming target levels are met, will be consistent with the overall compensation program established by the Committee.

Consistent with prior years, the Committee developed, with input from Mercer and management, a structure for the annual incentive plan which provides a financial objective weighted at 40 percent; key business objectives weighted at 40 percent; and a discretionary individual performance component weighted at 20 percent. The 20 percent individual component includes, but is not limited to, a subjective review of the individual's personal leadership, engagement of employees, disciplined performance management, accountability for results, and community involvement. The Committee established target incentives for each NEO as a percentage of base pay, using survey data provided by Mercer for comparable positions and markets, as well as comparisons for internal equity. The basic structure of the annual incentive plan provides for 100 percent payout for target performance for each objective, with the estimation that this level of performance would be achieved most of the time. Fifty percent is payable at the threshold level of objective performance and 200 percent is payable at the maximum level of objective performance. Objective performance is extrapolated between performance levels. Performance which is less than threshold for an objective will result in a zero payment for that objective.

After considering the performance metric and results, the Committee recommends to the Board the final amount of the individual award, occasionally using its discretion as permitted under the terms of the annual incentive plan, the Committee retains the discretion to modify all components of the annual incentive plan at any time, and to determine the final amount of awards notwithstanding the achievement, or lack of achievement, of objectives. The Committee did not exercise this discretion in 2010 with respect to the objective components. There were two qualitative components: the Comprehensive Energy Plan Progress component, weighted at 5 percent, and the individual performance component, weighted at 20 percent. These qualitative components have an inherent


Proxy Statement

discretionary aspect due to the multitude of factors to be considered in the evaluation of performance. The 2010 annual incentive plan results are shown in the following table:

2010 Annual Incentive Plan Objectives	Weighting (Percent)	50% Payout Level	100% Payout Level	150% Payout Level	200% Payout Level	Actual Performance Result	Payout Percentage
Earnings per share	40	$1.15	$1.32	$1.40	$1.49	$1.53	80%
System Average Interruption Duration Index	5	103.00 minutes	90.95 minutes	86.40 minutes	82.08 minutes	91.62 minutes	4.9%
% equivalent availability—coal and nuclear (excluding Iatan 2)	10	81.9%	85.2%	86.3%	87.2%	85%	9.7%
OSHA incident rate	10	3.2	2.8	2.4	2.2	2.99	7.6%
J.D. Power Customer Satisfaction Index—residential	5	Bottom Half of Tier II	Top Half of Tier II	Bottom Half of Tier I	Top Half of Tier I	Bottom Half of Tier I	7.5%
Cumulative Synergy Savings (due to GMO acquisition)	5	$290.6M	$363.2M	$435.9M	$472.2M	$376.8	5.5%
Comprehensive Energy Plan Progress	5	Qualitative measure; judgment made on collective work progress				150%	7.5%
Subtotal							122.7%
Individual performance	20	Qualitative measure					

Individual targets and awards earned by each of the NEOs are shown below and in the Summary Compensation Table:

Name	2010 Annual Performance Award at Target (Percent of Annual Base Salary)	2010 Actual Award Paid (Percent of Annual Base Salary)	2010 Actual Award Paid ($)
Mr. Chesser	100	152.7	1,221,600
Mr. Bassham	60	97.6	419,766
Mr. Shay [(1)]	60	42.0	157,459
Mr. Downey	70	106.9	545,139
Mr. Deggendorf	50	73.9	192,010
Mr. Heidtbrink	50	78.3	209,195
Mr. Marshall [(2)]	60	85.6	342,480
Mr. Riggins [(3)]	50	—	—

(1) Mr. Shay became an employee of the Company in July 2010, and his 2010 award payment was prorated for the time he was an employee. The percentage of annual base salary shown is calculated using his annual base salary of $375,000, rather than the salary amount shown in the Summary Compensation Table.

(2) The percentage of annual base salary shown is calculated using Mr. Marshall's annual base salary of $400,000, rather than the salary amount shown in the Summary Compensation Table.

(3) Mr. Riggins forfeited his 2010 award in connection with his resignation.

Discretionary Cash Bonuses

From time to time, the Committee may grant a discretionary bonus to an NEO or other officer for extraordinary accomplishments or achievements. In February 2010, Mr. Deggendorf was awarded a special one-time bonus in the amount of $100,000 in recognition of exemplary work in conjunction with a one-time project completed in the prior year. One-half of the award was paid in February 2010 and the remaining award was paid in February 2011. Similarly, in May 2010, the Company awarded Mr. Marshall with a discretionary bonus of $240,000, payable on July 31, 2010, in recognition of his retirement and service to the Company.

*2. **Equity Compensation***

We believe that a substantial portion of NEO compensation should be in the form of equity in order to best align executive compensation with the interests of our shareholders. The Committee does not believe any of the NEOs have accumulated equity amounts, compared to the minimum stock ownership guidelines, that warrant special consideration in granting future equity awards.

Our Long-Term Incentive Plan (the "LTIP") provides for grants of stock options, restricted stock, performance shares, and other stock-based awards. The Committee discontinued making any new stock option grants in late 2003 because it believed motivating executives based solely on stock price appreciation was not entirely consistent with the best interests of its shareholders. Since that time, the Committee has used a mix of time-based restricted stock and performance shares that are paid solely on the basis of the attainment of performance goals. Performance shares can pay out at the end of the performance period from 0 percent to 200 percent of the target amount, based on performance. Performance is extrapolated between the threshold and target levels, and between target and maximum levels. Performance results for a goal which is less than threshold will result in a zero payment for that goal.

Prior to calculations of performance share payout levels, and according to provisions of the LTIP, awards are adjusted upward to reflect any increase in our stock price over the performance period or downward to reflect any decline in our stock price over the performance period. Dividends on the number of performance shares actually earned are paid at the same time as the payment of the earned performance shares. Dividends accrued on all restricted stock awards are reinvested during the period under the Company's Dividend Reinvestment and Direct Stock Purchase Plan, and are subject to the same restrictions as the associated restricted stock.

While our directors, officers and employees are eligible for equity awards under the LTIP, none of them have any right to be granted awards. The Committee, in its discretion, may approve an equity award or awards for officers and employees, including NEOs.

We established a "clawback" policy in 2009 which requires executives to reimburse the Company for annual incentives and performance share awards paid in the event of restatement or other inaccuracy in results measurement for a period of up to three years.

The performance share metrics discussed below have been established for compensation purposes only. They do not constitute any guidance, projection or estimate of these measures, and should not be relied upon for any other purpose. As of the date of this proxy statement, the Company has not provided any earnings guidance for 2011 or future periods.

2008-2010 Performance Period

In 2009, the Committee undertook a comprehensive review of our annual and long-term incentive compensation programs in light of various factors, including past payouts, potential future economic and financial market conditions, and our current operating and financial plans. As a result of the review, the Committee and Board determined that the outstanding performance share agreements



Proxy Statement

("Original Agreements") for 2008-2010 performance period no longer provided meaningful incentives. As a result these agreements were amended ("Amended Agreements") to provide for a combination of time-based restricted stock and performance shares with different goals. The Amended Agreements are more fully described on page 52.

For the 2008-2010 performance period, there are two equally-weighted performance goals: a credit metric (FFO to total adjusted debt) and earnings per share. Given the importance to the Company of maintaining investment-grade credit ratings through the end of the CEP construction period and the next several years of refinancing substantial amounts of maturing debt, the Committee selected a measure that is aligned with a key metric used by credit rating agencies. The Committee believed that equal weightings corresponded to an appropriate balance between shareholder return and the importance to the Company of maintaining and improving over time its investment-grade credit ratings.

2008-2010 Performance Share Objectives	Weighting (Percent)	Threshold (50%)	Target (100%)	Superior (200%)	Results	Percent of Goal Achieved
2010 FFO to Total Adjusted Debt [(1)]	50	14.5%	15.1%	15.6%	17.0%	200%
2010 Earnings Per Share	**50**	**$1.20**	**$1.28**	**$1.40**	**$1.53**	**200%**
Total Percentage Earned						200%

(1) FFO to Total Adjusted Debt is a measure that is not calculated in accordance with generally accepted accounting principles. Please see page 53 for an explanation of this measure.

Individual targets and awards for the 2008-2010 performance period for each of the NEOs are shown below:

Name	2008-2010 Amended Performance Shares at Target (Percent of 2008 Base Salary) [(1)]	Actual Award Paid (Percent of 2008 Base Salary)	Actual Award Paid ($) [(2)]
Mr. Chesser	68.9	87.1	696,646
Mr. Bassham	**39.0**	**49.3**	**185,039**
Mr. Shay	—	—	—
Mr. Downey	**52.8**	**66.8**	**327,157**
Mr. Deggendorf	39.0	49.4	108,615
Mr. Heidtbrink	—	—	—
Mr. Marshall	39.0	49.4	175,214
Mr. Riggins	**23.0**	—	—

(1) The percentage shown in this column reflects the number of amended performance shares at target and the $26.22 closing price of our stock on the May 6, 2008 grant date.

(2) The awards were paid in a combination of common stock and cash; all cash was withheld for taxes. The amounts include cash dividend equivalents paid after the end of the performance period. The award amount was adjusted, as provided in our LTIP, for the change in stock price between the grant date and the business day before payment. Please see footnote (3) on page 56 for details.

2009-2011 Performance Period

The goals and objectives for the 2009-2011 performance period are consistent with the goals for the 2008-2010 performance period, and the structure provides for the following payout levels:

2009-2011 Performance Share Objectives	Weighting (Percent)	Threshold (50%)	Target (100%)	Superior (200%)
2011 FFO to Total Adjusted Debt (1)	50	16.5%	17.0%	18.5%
2011 Earnings Per Share	50	$1.75	$1.86	$2.00

(1) FFO to Total Adjusted Debt is a measure that is not calculated in accordance with generally accepted accounting principles. Please see page 53 for an explanation of this measure.

2010-2012 Performance Period

For the three-year performance period ending December 31, 2012, time-based restricted stock constitutes 25 percent of the executive's grant and performance shares constitute 75 percent. There are three weighted performance share goals: a credit metric (FFO to Total Adjusted Debt), Total Shareholder Return (TSR) versus the Edison Electric Institute (EEI) Index of the TSRs for all (currently 58) of the U.S. investor-owned electric utilities and/or their parent companies, and an operational metric (Equivalent Availability Factor—Coal and Nuclear). The Committee concluded that TSR was a more comprehensive shareholder measurement than EPS, which was the financial measure included in the LTIP for the 2008-2010 and the 2009-2011 performance periods. The Committee also concluded that comparison of our TSR against the TSRs of all other investor-owned utilities through the EEI Index was appropriate, as it provides a view of our relative performance against others in our industry sector. Because the Committee wished to have an operational objective, Equivalent Availability Factor was added as a third objective in the 2010-2012 performance share grants. Based on results, the structure provides for the following payout levels:

2010-2012 Performance Share Objectives	Weighting (Percent)	Threshold (50%)	Target (100%)	Stretch (150%)	Superior (200%)
2012 FFO to Total Adjusted Debt (1)	33	14.6%	17.1%	19.6%	22.1%
TSR versus EEI Index (2)	34	See below			
2012 Equivalent Availability Factor (EAF)-Coal and Nuclear	33	82.5%	84.8%	85.7%	86.6%

(1) FFO to Total Adjusted Debt is a measure that is not calculated in accordance with generally accepted accounting principles. Please see page 53 for an explanation of this measure.

(2) TSR is compared to an industry peer group of the Edison Electric Institute (EEI) index of electric companies during the three-year measurement period from 2010-2012. At the end of the three-year measurement period, we will assess our total shareholder return compared to the EEI index. Depending on how we rank, the executive will receive a percentage of the performance share grants according to the following table:

Percentile Rank	Payout Amount (Percent of Target)
75th and above	200
60th to 74th	150
40th to 59th	100
25th to 39th	50
24th and below	0

Performance share and restricted stock awards for the 2010-2012 performance period were based on the following percentages of 2010 base salary (reflecting the target amount of performance share


Proxy Statement

awards): Mr. Chesser, 200 percent; Mr. Bassham, 100 percent; Mr. Downey, 150 percent; Mr. Deggendorf, 85 percent; Mr. Heidtbrink, 85 percent; Mr. Marshall, 100 percent; and Mr. Riggins, 85 percent. This resulted in the following long-term incentive grants of restricted stock and performance shares in 2010:

Name	Restricted Stock	Performance Shares (at target)
Mr. Chesser	22,347	67,040
Mr. Bassham	6,006	18,017
Mr. Shay [(1)]	—	—
Mr. Downey	10,685	32,054
Mr. Deggendorf	3,087	9,260
Mr. Heidtbrink	3,170	9,510
Mr. Marshall [(2)]	5,587	16,760
Mr. Riggins [(2)]	3,384	10,151

(1) Mr. Shay was not an employee of the Company at the time of the above grants. He was separately awarded a one-time inducement grant of 26,926 shares of restricted stock on August 18, 2010 in connection with his initial employment with the Company. Sixty percent of the grant vests in 2013; 20 percent vests in 2014; and the remaining 20 percent vests in 2015.

(2) Messrs. Marshall and Riggins forfeited these grants upon retirement and resignation, respectively.

The restricted stock grants referenced in the above table vest on March 5, 2013, except as noted. Generally, new restricted stock grants and their associated vesting occur shortly after the filing of our most recent periodic SEC report. As a result, the dollar amount of restricted stock or performance shares are set at a regularly scheduled meeting of the Board, with the actual number of shares issued or granted three business days after the filing of the periodic SEC report, based on the grant date closing price. This is also the practice, to the extent feasible, for shares granted in conjunction with the employment of a new executive.

When the Committee approved awards in 2010 for officers, it calculated the awards using a cash value determined by multiplying each officer's base salary by a target percentage chosen by the Committee. The target percentage is based on both internal comparisons and survey data provided by Mercer, which provides long-term incentive information on comparable positions at comparable companies, and/or markets in which the Company competes for talent. Generally, the Committee has established targets at the 50th percentile.

2011-2013 Performance Period

For the three-year performance period ending December 31, 2013, there are two equally-weighted performance share objectives: a credit objective (FFO to Total Adjusted Debt) and a shareholder objective (TSR versus EEI Index). For the 2011-2013 performance period, the Board modified the allocation of the aggregate dollar amount of the awards to an equal distribution, at target performance, between time-based restricted stock and performance share awards for all officers. As described above, a 75 percent/25 percent distribution between performance shares and restricted stock grants was used for the corresponding 2010-2012 Performance Period. However, the weighting has historically varied between an equal 50 percent/50 percent and a 75 percent/25 percent distribution driven by a variety of factors. The key consideration for the 2011-2013 performance period was that no salary increases were granted to the NEOs, except for Mr. Heidtbrink. The Committee determined that it was in the best interest of the Company to mitigate this factor by providing an enhanced retention inducement by increasing the proportion of time-based restricted stock. Based on results, the structure provides for the following payout levels:

2011-2013 Performance Share Objectives	Weighting (Percent)	Threshold (50%)	Target (100%)	Stretch (150%)	Superior (200%)
2013 FFO to Total Adjusted Debt (1)	50	16.0%	17.0%	18.5%	20.0%
TSR versus EEI Index (2)	50	See below			

(1) For the 2011-2013 Performance Period, the FFO to Total Adjusted Debt is calculated using Standard & Poor's methodology. FFO to Total Adjusted Debt is a measure that is not calculated in accordance with generally accepted accounting principles. Please see page 53 for an explanation of this measure.

(2) TSR is compared to an industry peer group of the Edison Electric Institute (EEI) index of electric companies during the three-year measurement period from 2011-2013. At the end of the three-year measurement period, we will assess our total shareholder return compared to the EEI index. Depending on how we rank, the executive will receive a percentage of the performance share grants according to the following table:

Percentile Rank	Payout Amount (Percent of Target)
75th and above	200
60th to 74th	150
40th to 59th	100
25th to 39th	50
24th and below	0

Performance share and restricted stock awards for the 2011-2013 performance period were based on the following percentages of 2011 base salary (reflecting the target amount of performance share awards): Mr. Chesser, 200 percent; Mr. Bassham, 100 percent; Mr. Shay, 100 percent; Mr. Downey, 150 percent; Mr. Deggendorf, 85 percent; and Mr. Heidtbrink, 85 percent. This resulted in the following long-term incentive grants in 2011 of time-based restricted stock and performance shares, which may be paid after the end of the period depending on performance:

Name	Restricted Stock	Performance Shares (at target)
Mr. Chesser	41,863	41,863
Mr. Bassham	11,251	11,251
Mr. Shay	9,812	9,812
Mr. Downey	20,016	20,016
Mr. Deggendorf	5,783	5,783
Mr. Heidtbrink	7,006	7,006

The restricted stock grants referenced in the above table vest on March 4, 2014.

2010 Equity Vesting, Payments and Special Grants

Customary awards of restricted stock, and the remaining half of one-time awards of restricted stock granted in 2007 to Messrs. Chesser, Bassham, Downey, Deggendorf, Marshall and Riggins, vested in 2010. These NEOs also received payments in stock and cash in 2010 associated with performance shares awarded for the 2007-2009 performance period. One-third of a special restricted stock retention grant to Mr. Bassham vested in 2010; the remaining restricted stock grant will vest in two additional equal installments in February 2011 and February 2012. Additionally, a special restricted stock retention grant made to Mr. Heidtbrink in 2008, subsequent to the acquisition of GMO, vested in 2010. The


Proxy Statement

following table summarizes these grant vestings and payments. The amounts shown for restricted stock vestings include reinvested dividends, which vested at the same time as the underlying restricted stock grants.

Name	2010 Restricted Stock vestings (# shares)	Performance Share Payments [1] (# shares)
Mr. Chesser	67,733	2,626
Mr. Bassham	40,427	667
Mr. Shay	—	—
Mr. Downey	36,792	1,306
Mr. Deggendorf	7,623	218
Mr. Heidtbrink	11,449	—
Mr. Marshall	20,154	688
Mr. Riggins	6,796	266

(1) The shares shown in this column are the earned amounts of performance shares for the 2007-2009 performance period, which were paid in 2010. Dividend equivalents over the performance period were paid in cash at the time of payment of the underlying performance shares. As permitted by our LTIP, the earned performance shares were paid in a combination of cash (which, when aggregated with the cash dividend equivalents, was sufficient to satisfy withholding tax obligations) and common stock.

In February 2010, the Committee and independent members of the Board approved the grant of a time-based restricted stock award of 14,917 shares to Mr. Heidtbrink in recognition of his work on a one-time project completed in the prior year. One-half of the stock award will vest on March 6, 2012 and the remaining award will vest on March 5, 2013.

3. Perquisites

Our NEOs are eligible to receive various perquisites provided by or paid for by the Company. These perquisites are generally consistent with those offered to executives at comparable organizations with which the Company competes for executive talent, and are important for retention and recruitment. The NEOs are also eligible for employment benefits that are generally available to all employees, such as vacation and medical and life insurance.

As shown in the Summary Compensation Table on page 47, all NEOs are eligible for participation in comprehensive financial planning services provided by a national financial counseling firm; executive health physicals; a car allowance; memberships in business clubs; and access to sporting events and other entertainment which may be used for personal use on a limited basis. On occasion, the Company may also provide for spousal travel and accommodations when accompanying the executive on out-of-town trips. The Company withholds income taxes on the amounts as required.

4. Deferred Compensation Plan

The Company's Deferred Compensation Plan (DCP) allows selected employees, including NEOs, to defer the receipt of up to 50 percent of base salary and 100 percent of awards under the Annual Incentive Plan. An earnings rate is applied to the deferral amounts, which is annually determined by the Committee and based on the Company's weighted average cost of capital. A detailed discussion of the DCP is provided on page 61.

5. *Retirement Benefits*

Pension Plan and Supplemental Executive Retirement Plan

The Company maintains a funded, tax-qualified, noncontributory defined benefit plan (the "Pension Plan") for employees, including all NEOs. Benefits under the Pension Plan are based on the employee's years of service and the average annual base salary over a specified period.

The Company also has a Supplemental Executive Retirement Plan ("SERP") for its executives, including all NEOs. This unfunded plan provides the difference between the amount that would have been payable under the Pension Plan in the absence of Internal Revenue Service tax code limitations and the amount actually payable under the Plan. It also adds a slightly higher benefit accrual rate than the Pension Plan.

Based on provisions in their employment offer letters as previously described, Messrs. Chesser and Marshall receive credit for two years of service for every one year of service earned under the Pension Plan, payable under the SERP.

In 2007, management employees of Great Plains Energy and KCP&L were given a one-time election to remain in their existing Pension Plan and 401(k) Plan ("Old Retirement Plan"), or choose a new retirement program that includes a slightly reduced benefit accrual formula under the Pension Plan paired with an enhanced benefit under the 401(k) Plan ("New Retirement Plan"). Messrs. Bassham and Marshall elected to participate in the New Retirement Plan. Messrs. Heidtbrink and Shay joined the Company subsequent to 2007, and participate in the New Retirement Plan.

401(k) Plan

Our 401(k) Plan is offered to all employees as a tax-qualified retirement savings plan.

- Employees in the Old Retirement Plan can contribute up to 40 percent of base pay. After one year of employment, the Company matches 50 percent of the first 6 percent of pay that is contributed. Employees are fully vested in the entire match and associated earnings after 6 years.
- Employees in the New Retirement Plan can contribute up to 75 percent of base pay, bonus, incentive, and overtime pay. The Company matches 100 percent of the first 6 percent of total pay that is contributed. All contributions vest immediately.
- Prior to January 1, 2010, the Company match was made with our stock, unless the participant affirmatively elected a different investment option. A participant who received the Company match in our stock could diversify or transfer into different investments. Effective January 1, 2010, the Company match is made in cash unless the participant affirmatively elects to receive it in our stock. If the participant has not made an affirmative election regarding the investment of the Company match, it is invested in a target date fund appropriate to the participant's age.
- Contributions are limited by the tax code.

6. *Other Post-Termination Compensation*

The Company has entered into severance agreements and other compensation and benefit agreements with its executive officers, including NEOs, to help in securing their continued employment and dedication, particularly in situations such as a change in control when an executive may have concerns about his or her own continued employment. The Company believes these agreements and benefits are important recruitment and retention devices, as virtually all of the companies with which we compete for executive talent have similar agreements in place for their senior executives.


Proxy Statement

Change in Control Severance Agreements

We have change in control agreements with all of our executive officers, including the NEOs, to ensure their continued service, dedication, and objectivity in the event of a transaction that would change the control of the Company. These agreements provide for payments and other benefits if the officer's employment terminates for a qualifying event or circumstance, such as being terminated without "Cause" or leaving employment for "Good Reason," as these terms are defined in the agreements. All the agreements require a double trigger so that both a change in control and a termination (actual or constructive) of the executive's employment must occur, with very limited exceptions. Generally, the Committee and Board determined the eligibility for potential payments upon change in control, based on comparable practices in the market. The Committee believes it is not uncommon for the chief executive officer and chief operating officer to be covered under a "three times" change in control agreement, nor is it uncommon for other senior level officers to be covered under a "two times" change in control agreement. Messrs. Chesser and Downey are eligible for three times base salary and incentive in the event of a change in control and Messrs. Bassham, Shay, Deggendorf and Heidtbrink are eligible for two times base salary and incentive. Prior to termination, Messrs. Marshall and Riggins would have been eligible for two times base salary and incentive.

Additional information, including a quantification of benefits that would have been received by NEOs had termination occurred on December 31, 2010, is found under the heading "Potential Payments Upon Termination or Change in Control" beginning on page 62.

Other Agreements

The Committee has historically wished to minimize the use of individual employment agreements to the extent possible. While none of the NEOs have a full written employment agreement, Messrs. Chesser, Downey and Marshall have agreements which address specific benefits. The Committee from time to time also has authorized certain agreements, including the ones discussed below, with retiring or resigning officers to provide for a smooth transition.

As discussed on page 51, under the terms of Mr. Chesser's employment offer letters executed in 2003, he is entitled to receive three times annual salary and bonus if he is terminated without cause prior to reaching age 63. After age 63, any benefit for termination without cause would be one times annual salary and bonus until age 65. Mr. Chesser orally accepted the offer, and the terms of Mr. Chesser's agreement are enforceable against the Company through the judicial process.

As discussed in the section titled "Pension Benefits" starting on page 58, under the terms of the employment offer letters, Messrs. Chesser and Marshall receive credit for two years of service for every one year of service earned under the Pension Plan. Mr. Downey, as incentive to remain with the Company through the completion of Iatan 2, has a benefit agreement which provides a $700,000 lump sum payment upon his separation from service provided that (i) he remains until his 65th birthday and (ii) he remains in good standing with the restricted covenants in his change in control severance agreement.

As discussed on page 51, Mr. Marshall retired on July 31, 2010, and the Company entered into a Retirement and Consulting Agreement with Mr. Marshall pursuant to which Mr. Marshall agreed to provide consulting services to the Company from August 2010 to December 2010 for a lump sum payment of $100,000. Mr. Marshall forfeited all 2010 equity awards; however, he was paid a $240,000 cash bonus and all other outstanding equity awards and the 2010 annual incentive award remained payable as though he continued service with the Company in recognition of the significant contributions to the Company. Under the terms of his employment offer letter executed in 2005, Mr. Marshall would have been entitled to receive two times annual salary and his target payment under the annual incentive plan in the event he was terminated other than for cause.

Similarly, in 2010, Mr. Riggins resigned and also entered into a severance agreement with the Company. The severance agreement provided for a lump sum payment of $568,007, which was generally based on the payment provisions in our Change in Control Severance Agreement described on page 62, in recognition of his contributions to the Company. Mr. Riggins also forfeited all outstanding equity and cash awards, pursuant to the terms of the applicable plans.

Committee Consideration of Compensation Program Risk

At the request of the Committee, an analysis of the risks associated with the Company's compensation programs, including those for executive officers, was performed by management, including the participation of the Vice President, Corporate Secretary and Chief Compliance Officer and the Vice President—Strategy and Risk Management. The conclusions of this analysis, with which the Committee concurred, were that the risks associated with the Company's compensation programs are not likely to have a material adverse effect on the Company, and instead encourage overall balanced performance that supports sustainable shareholder value. Among the items the Committee considered were:

- The annual incentive plans for all employees (including officers) contain a diverse array of measures that focus on the fundamental aspects of our business. This diversity precludes any myopic focus on a single element of performance.
- The performance measures for all incentive compensation programs are directly tied to the Company's annual and long-term budgets and business plans.
- There are no business unit-specific incentive plans. Divisional goals constitute no more than 50 percent of the target amount of the non-officer annual incentive plans. The maximum amount payable to non-officer employees ranges from about 1 percent at the lowest level to 30 percent of base salary for senior non-officers.
- The officer compensation program design provides a balanced mix of cash and equity, annual and long-term incentives and diverse performance objectives.
- The Company currently does not grant stock options.
- The Company (for non-officers) and the Committee (for officers) have downward discretion over incentive program payouts.
- The Company has implemented "clawback" provisions to its officer annual incentive compensation and performance share awards.
- Officers are subject to share ownership and retention guidelines.
- The Board oversees the Company's enterprise risk management and mitigation programs, including the possible impacts of variables on the earnings and credit position of the Company, which are important aspects of the Company's incentive compensation plans.
- A "stretch" performance level was added, starting in 2010, to the officer annual incentive plan and performance share grants to flatten the steepness of the performance payout curve and further reinforce the appropriate behavioral incentives.

Tax and Accounting Implications

With respect to Section 162(m) of the Internal Revenue Code, the Committee believes that while it is the Company's goal to be as tax efficient as possible, the Company's shareholders are best served by not restricting the Committee's and the Company's discretion and flexibility in developing compensation programs. The unrealized tax benefit by the Company in 2010, as a result of lost deductions, was $711,344.


Proxy Statement

COMPENSATION COMMITTEE REPORT

The Compensation and Development Committee of the Board reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement and, based on these reviews and discussions, recommended to the Board that the CD&A be included in the Company's proxy statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2010, for filing with the SEC.

Compensation and Development Committee

William C. Nelson, Chair
David L. Bodde
Gary D. Forsee
James A. Mitchell
Linda H. Talbott
Robert H. West

EXECUTIVE COMPENSATION

Executive Compensation is more fully explained in the CD&A section, starting on page 23. The following table shows the total salary and other compensation awarded to and earned for services rendered in all capacities to Great Plains Energy, our two public utility subsidiaries, Kansas City Power & Light Company ("KCP&L") and KCP&L Greater Missouri Operations Company ("GMO") and all other Great Plains Energy subsidiaries by our NEOs. Unless otherwise indicated, the listed individuals held the same position at Great Plains Energy, KCP&L and GMO. Compensation earned under our annual incentive plans is reported in the "Non-Equity Incentive Plan Compensation" column.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus [1] ($) (d)	Stock Awards [2] ($) (e)	Non-Equity Incentive Plan Compensation [3] ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings [4] ($) (h)	All Other Compensation [5] ($) (i)	Total ($) (j)
Mr. Chesser Chairman and Chief Executive Officer	2010	800,000	—	1,962,200	1,221,600	793,003	68,110	4,844,913
	2009	800,000	—	2,011,587	1,054,400	688,347	225,863	4,780,197
	2008	800,000	—	886,280	—	565,030	63,749	2,315,059
Mr. Bassham Executive Vice President—Utility Operations—KCP&L and former Chief Financial Officer	2010	430,000	—	527,345	419,766	81,672	56,027	1,514,810
	2009	420,000	185,000	1,404,919	332,136	56,282	67,729	2,466,066
	2008	375,000	—	235,444	—	39,620	58,475	708,539
Mr. Shay Senior Vice President—Finance & Strategic Development & Chief Financial Officer	2010	183,634	—	493,446	157,459	41	23,380	857,960
Mr. Downey President and Chief Operating Officer	2010	510,000	—	938,194	545,139	298,194	54,709	2,346,236
	2009	510,000	—	1,039,227	470,526	271,494	53,859	2,345,106
	2008	490,000	—	416,193	—	847,900	54,882	1,808,975
Mr. Deggendorf Senior Vice President—Delivery—KCP&L and GMO	2010	260,000	100,000	271,037	192,010	186,829	47,826	1,057,702
Mr. Heidtbrink Senior Vice President—Supply—KCP&L and GMO	2010	267,000	—	543,416	209,195	80,446	55,002	1,155,059
Mr. Marshall Former Executive Vice President—Utility Operations—KCP&L and GMO	2010	250,000	240,000	490,554	342,480	359,182	164,976	1,847,192
	2009	400,000	—	546,028	313,920	228,633	60,892	1,549,473
	2008	369,583	—	222,895	—	168,028	56,837	817,343
Mr. Riggins Former General Counsel and Chief Legal Officer	2010	230,398	—	297,116	—	(49,331)	629,369	1,107,552

(1) The amounts reflected in this column are discretionary cash bonuses. One half of Mr. Bassham's and Mr. Deggendorf's bonuses were paid in 2010, with the remainder paid in 2011, without interest. Mr. Marshall's bonus was paid in 2010.

(2) The amounts shown in this column are the aggregate grant date fair values of restricted stock and performance shares granted under our LTIP during each year, computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. See note 10 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010, for a discussion of the relevant

assumptions used in calculating these amounts. The amounts shown exclude the effect of estimated forfeitures, as required by SEC rules. Please note that Mr. Marshall and Mr. Riggins *forfeited* their 2010 stock awards upon their retirement and resignation, respectively.

As discussed in more detail in the CD&A and the "Amendments to Outstanding Performance Share Awards" section on page 52, the 2008 awards of performance shares were amended in 2009, and the Amended Awards provide for a combination of performance shares and time-based restricted stock. The grant date fair value or incremental fair value, as applicable, of this restricted stock, plus the incremental fair value with respect to the resulting amounts of performance shares computed as of the amendment date in accordance with ASC Topic 718, is included in the amounts shown for 2009. The amounts shown in this column reflect the value at the grant date of performance share awards based upon achieving the target level of performance, which was considered the probable outcome as of the grant date. The payout of performance share awards can range from 0 percent to 200 percent of the target amount, depending upon performance and as adjusted for the change in stock price between the grant date and the business day before the payment date. The following table shows the aggregate grant date fair values of performance shares for each year for both target and maximum level of performance. Please note that the amounts for 2008 reflect the original numbers of performance shares awarded that year, and the amounts for 2009 reflect the incremental fair value associated with the amended number of these performance shares.

	Grant date fair value of 2008 performance share awards ($)		Grant date fair value of 2009 performance share awards ($)		Grant date fair value of 2010 performance share awards ($)		Incremental fair value of amended performance share awards ($)	
Name	Target	Maximum	Target	Maximum	Target	Maximum	Target	Maximum
Mr. Chesser	598,628	1,197,256	838,480	1,676,960	1,566,725	3,133,450	200,638	401,276
Mr. Bassham	159,018	318,036	220,110	440,220	421,057	842,114	52,596	105,192
Mr. Shay	—	—	—	—	—	—	—	—
Mr. Downey	281,115	562,230	400,906	801,812	749,102	1,498,204	95,883	191,766
Mr. Deggendorf	—	—	—	—	216,406	432,812	—	—
Mr. Heidtbrink	—	—	—	—	222,249	444,498	—	—
Mr. Marshall	150,542	301,084	209,628	419,256	391,681	783,362	51,085	102,171
Mr. Riggins	—	—	—	—	237,229	474,458	—	—

Mr. Shay joined the Company in July 2010 and did not receive performance share awards for 2010. Pursuant to SEC rules, we provide only 2010 compensation information in the Summary Compensation Table for Messrs. Deggendorf, Heidtbrink and Riggins. For further information on these awards, please see the Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End tables later in this proxy statement.

(3) The amounts shown in this column are cash awards earned under our annual incentive plans.

(4) The amounts shown in this column include the aggregate of the increase in actuarial values of each of the officer's benefits under our pension plan, SERP and other supplemental retirement plans, and the above-market earnings on compensation that is deferred on a non-tax qualified basis. Following are the amounts of these items attributable to each NEO:

Name	Change in Pension Value ($)	Change in SERP and Other Supplemental Retirement Plan Value ($)	Above-Market Earnings on Deferred Compensation ($)
Mr. Chesser	86,829	599,304	106,870
Mr. Bassham	31,065	39,936	10,671
Mr. Shay	—	—	41
Mr. Downey	63,327	121,789	113,078
Mr. Deggendorf	148,659	36,343	1,827
Mr. Heidtbrink	72,011	8,435	—
Mr. Marshall	38,392	230,939	89,851
Mr. Riggins	(39,211)	(10,120)	—

The amount shown for Mr. Downey in the "Change in SERP and Other Supplemental Retirement Plan Value" column includes $82,921 for the change in actuarial present value of his SERP benefit, and $38,868 for the change in actuarial present value of the supplemental retirement and severance benefit granted to him in 2008. No other NEO has such a benefit. As of December 31, 2010, Mr. Shay had accrued no benefits under either our pension plan or our SERP, as he had been employed for less than six months as of that date.

(5) These amounts include the value of perquisites and personal benefits that are not available on a non-discriminatory basis to all employees, as well as other compensation items discussed in this footnote. The amounts in this column consist of, as applicable for each NEO: (A) employer match of employee contributions to our 401(k) plan; (B) employer match of compensation deferred under our Deferred Compensation Plan (please see page 61 for an explanation of this item); (C) flexible benefits and other health and welfare plan benefits; (D) car allowances; (E) club memberships; (F) executive financial planning services; (G) parking; (H) spouse travel; (I) personal use of Company tickets; (J) matched charitable donations; (K) executive health physicals; and (L) consulting fees, severance payments and payments of unused vacation, as detailed below for 2010. All amounts shown are in dollars.

Name	(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)	(K)	(L)	Total
Mr. Chesser	7,350	16,650	12,850	7,200	5,820	12,375	1,140	4,305	420	—	—	—	68,110
Mr. Bassham	14,700	—	17,892	7,200	2,580	12,375	1,140	140	—	—	—	—	56,027
Mr. Shay	7,260	—	8,458	3,600	645	—	570	—	—	—	2,847	—	23,380
Mr. Downey	7,350	7,950	13,115	7,200	2,580	12,375	1,140	499	—	2,500	—	—	54,709
Mr. Deggendorf	5,548	2,340	16,643	7,200	2,580	12,375	1,140	—	—	—	—	—	47,826
Mr. Heidtbrink	14,700	—	17,837	7,200	—	12,375	1,140	—	—	1,750	—	—	55,002
Mr. Marshall	9,388	—	7,554	4,200	1,505	12,375	665	14	—	1,250	3,160	124,865	164,976
Mr. Riggins	5,014	—	13,707	5,540	2,150	12,375	855	700	537	—	—	588,491	629,369

Messrs. Marshall and Riggins were paid $24,865 and $20,484, respectively, for accrued and unused vacation as of the applicable retirement or resignation date. Mr. Marshall was paid a consulting fee of $100,000, and Mr. Riggins received a lump-sum payment of $568,007 upon his resignation.

The following table provides additional information with respect to awards under both the non-equity and equity incentive plans. We have omitted from the table the columns titled "All other option awards: number of securities underlying options" and "Exercise or base price of option awards," because no options were granted in 2010.

GRANTS OF PLAN-BASED AWARDS

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards ($)
Name (a)	**Grant Date (b)**	**Threshold ($) (c)**	**Target ($) (d)**	**Maximum ($) (e)**	**Threshold (#) (f)**	**Target (#) (g)**	**Maximum (#) (h)**	**(#) (i)**	**(l)**
Mr. Chesser	February 9, 2010 (1)	400,000	800,000	1,600,000					
	February 9, 2010 (2)				33,520	67,040	134,080		1,566,725
	February 9, 2010 (3)							22,347	395,542
Mr. Bassham	February 9, 2010 (1)	129,000	258,000	516,000					
	February 9, 2010 (2)				9,008	18,017	36,034		421,057
	February 9, 2010 (3)							6,006	106,306
Mr. Shay	July 6, 2010 (1)	55,171	110,342	220,684					
	July 6, 2010 (4)							26,926	493,446
Mr. Downey	February 9, 2010 (1)	178,500	357,000	714,000					
	February 9, 2010 (2)				16,027	32,054	64,108		749,102
	February 9, 2010 (3)							10,685	189,124
Mr. Deggendorf	February 9, 2010 (1)	65,000	130,000	260,000					
	February 9, 2010 (2)				4,630	9,260	18,520		216,406
	February 9, 2010 (3)							3,087	54,640
Mr. Heidtbrink	February 9, 2010 (1)	66,750	133,500	267,000					
	February 9, 2010 (2)				4,755	9,510	19,020		222,249
	February 9, 2010 (3)							3,170	56,109
	February 9, 2010 (5)							14,917	265,075
Mr. Marshall	February 9, 2010 (1)	120,000	240,000	480,000					
	February 9, 2010 (2)(6)				8,380	16,760	33,520		391,681
	February 9, 2010 (3)(6)							5,587	98,890
Mr. Riggins	February 9, 2010 (1)(6)	71,250	142,500	285,000					
	February 9, 2010 (2)(6)				5,075	10,151	20,302		237,229
	February 9, 2010 (3)(6)							3,384	59,897

(1) Reflects potential payments under our 2010 annual incentive plans. The actual amounts earned in 2010 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table.

(2) Consists of performance share awards under our LTIP for the 2010-2012 performance period. Performance shares are payable in common stock, cash, or a combination of stock and cash after the end of the performance period. Actual payments depend on the level of achievement of three measures: funds from operations ("FFO") as a percentage of total adjusted debt, total shareholder return compared to the Edison Electric Institute ("EEI") index, and the equivalent availability factor of our coal and nuclear generating facilities. The number of shares awarded can range from 0 percent to 200 percent of the target amount, as adjusted for the change in stock price between the grant date and the business day before the payment date. Dividends will be paid in cash after the end of the period on the number of shares earned. The grant date fair value, calculated in accordance with ASC Topic 718 (excluding the effect of estimated forfeitures) is $23.37 per share. The grant date fair value amount shown in column (l) reflects the target number of shares shown in column (g).

(3) Consists of time-based restricted stock awards under our LTIP that vest on March 5, 2013. The grant date fair value, calculated in accordance with ASC Topic 718 (excluding the effect of estimated forfeitures) is $17.70 per share.

(4) Consists of a time-based restricted stock award under our LTIP; 60 percent of the award vests on August 18, 2013, 20 percent vests on August 18, 2014, and 20 percent vests on August 18, 2015. The per share grant date fair value, calculated in accordance with ASC Topic 718 (excluding the effect of estimated forfeitures), of these three tranches is $18.45, $18.28 and $18.00, respectively.

(5) Consists of a time-based restricted stock award under our LTIP; half of the award vests on March 6, 2012, and the other half vests on March 5, 2013. The per share grant date fair value, calculated in accordance with ASC Topic 718 (excluding the effect of estimated forfeitures), of these two tranches is $17.84 and $17.70, respectively.

(6) These awards were forfeited upon the retirement of Mr. Marshall and the resignation of Mr. Riggins in July and October 2010, respectively.

NARRATIVE ANALYSIS OF SUMMARY COMPENSATION TABLE AND PLAN-BASED AWARDS TABLE

Individual Employment Agreements

We agreed to certain compensation terms with Messrs. Chesser and Marshall at the time of their employment. These terms are contained in their employment offer letters. If Mr. Chesser is terminated without cause prior to age 63, he will be paid a severance amount equal to three times his annual salary and bonus; if terminated without cause between the age of 63 and 65, he will be paid a severance amount equal to the aggregate of his annual salary and bonus. In addition, Mr. Chesser is credited with two years of service for every one year of service earned under our pension plan, with such amount payable under our SERP.

Mr. Marshall retired on July 31, 2010. If Mr. Marshall had been terminated without cause, he would have been paid a severance amount equal to the target payment under the annual incentive plan plus two times his annual base salary. Mr. Marshall was also credited with two years of service for every one year of service earned under our pension plan, with such amount payable under our SERP.

Individual Retirement Agreements

In 2008, the Company entered into an enhanced retirement and severance benefit agreement with Mr. Downey which provides a $700,000 lump sum payment upon his separation from service provided that (i) he remains until his 65th birthday and (ii) he remains in good standing with the restricted covenants set forth in his Change in Control Severance Agreement. This agreement also provided for the payment of this lump sum if the Company terminated Mr. Downey's employment before age 65 (other than for Cause), or if Mr. Downey terminated employment before age 65 for Good Reason. Mr. Downey is currently 66 years old. Please see "Potential Payments Upon Termination or Change in Control," beginning on page 62 for a more detailed description of this agreement.

In 2010, the Company entered into a Retirement and Consulting Agreement with Mr. Marshall. Mr. Marshall agreed to provide consulting services to the Company from August through December 2010, for a lump-sum payment of $100,000. The agreement also provided for the forfeiture of all equity awards granted to Mr. Marshall in 2010, but the payment of all other outstanding equity awards, and the 2010 annual incentive award, as though he continued employment through the respective vesting or payment dates of those awards.

Severance Agreements

All of our NEOs have Change in Control Severance Agreements. Please see "Potential Payments Upon Termination or Change in Control," beginning on page 62 for a description of these agreements and the other agreements described above.

In 2010, Mr. Riggins resigned and entered into a severance agreement with the Company. Mr. Riggins forfeited all outstanding equity and cash awards, and received a lump sum cash amount of $568,007, which was generally based upon the payment provisions in our Change in Control Severance Agreement form.

Salary and Other Non-equity Compensation

Base salaries for our NEOs are set by the independent members of our Board, upon the recommendations of our Compensation and Development Committee. The 2010 annual base salary of each NEO is provided on page 34. Our NEOs also participate in our health, welfare and benefit plans, our annual and long-term incentive plans, our pension and SERP plans, our non-qualified deferred compensation plan and receive certain other perquisites and personal benefits, such as car allowances,


Proxy Statement

club memberships, executive financial planning services, partially subsidized parking, spousal travel, personal use of Company tickets, executive physicals, and matched charitable donations.

Equity Awards

Amendments to Outstanding Performance Share Awards

The original performance share agreements (the "Original Agreements") for the 2008-2010 performance period were amended (as amended, the "Amended Agreements"). The Original Agreements granted performance shares based on a single performance metric—the Company's TSR compared to the EEI TSR index for electric utility companies over the relevant performance period. The Amended Agreements provide for a combination of performance shares and time-based restricted stock. In calculating the number of performance shares and restricted stock under the Amended Agreements, the value of the performance shares granted under the Original Agreements (determined as of the date of the original awards) was first reduced by one-third. The resulting amounts were then divided by the fair market value (as defined in the LTIP) of Great Plains Energy stock on May 5, 2009, to arrive at a number of shares, which was then divided equally between performance shares and restricted stock.

The following table summarizes the number of performance shares under the Original Agreements and the number of performance shares and restricted stock under the Amended Agreements for the NEOs for which we provide 2008 and 2009 information:

Name	Performance Shares under Original Agreements (at Target)	Performance Shares under Amended Agreements (at Target)	Restricted Stock under Amended Agreements
Mr. Chesser	34,325	21,011	21,011
Mr. Bassham	9,118	5,581	5,581
Mr. Downey	16,119	9,867	9,867
Mr. Marshall	8,632	5,284	5,284

Further information about these grants of restricted stock and performance share awards is provided below.

Restricted Stock

During 2010, our Board made several awards of time-based restricted stock to each of our NEOs as follows:

- The Board granted restricted stock as a component of the equity incentive compensation for the 2010-2012 period. These restricted stock awards will vest on March 5, 2013. These awards were: Mr. Chesser, 22,347 shares; Mr. Bassham, 6,006 shares; Mr. Downey, 10,685 shares; Mr. Deggendorf, 3,087 shares; Mr. Heidtbrink, 3,170 shares; Mr. Marshall, 5,587 shares; and Mr. Riggins, 3,384 shares. As noted above, Mr. Marshall's and Mr. Riggins' awards were forfeited upon retirement and resignation, respectively.
- The Board made a special retention grant of restricted stock to Mr. Heidtbrink of 14,917 shares. The award vests in equal increments on March 6, 2012 and March 5, 2013.
- The Board made a special employment inducement grant of restricted stock to Mr. Shay of 26,926 shares. The award vests 60 percent on August 18, 2013, 20 percent on August 18, 2014 and 20 percent on August 18, 2015.

Dividends paid on the restricted stock are reinvested in stock through our DRIP, and carry the same time-based restrictions as the underlying awards.

Performance Shares

Performance shares are payable in common stock, cash, or a combination of common stock and cash (as determined by the Compensation and Development Committee) after the end of the performance period, depending on the achievement of specified measures. The three measures for the 2010-2012 performance share grants, which have substantially equal weight, are: FFO as a percentage of total adjusted debt; total shareholder return compared to the EEI index; and the equivalent availability factor of our coal and nuclear generating facilities.

Fifty percent of the target number of performance shares allocated to each measure is payable at the threshold level of performance and 200 percent of the target number is payable at the maximum level of performance. Dividends will be paid in cash at the end of the period on the number of shares earned. There is no payout of performance shares allocated to a measure for performance below the threshold. Our LTIP also provides, for all outstanding performance share awards, for an adjustment to the number of shares earned based on the ratio of our stock price on the business day immediately preceding the payment date to the stock price on the performance share grant date. This means that a decrease in stock price will result in fewer shares paid, and an increase in stock price will result in more shares paid.

As discussed in our CD&A, one of the performance share measures is "FFO to total adjusted debt". This is a financial measure that is not calculated in accordance with generally accepted accounting principles ("GAAP"). This measure is based (with some adjustments in the case of performance shares granted prior to 2011) on the Standard & Poor's methodology of calculating FFO to total debt. FFO is calculated by adjusting cash flow from operations (a GAAP measure) to remove all or a portion of the effects of: capitalized interest; changes in receivables, payables, fuel inventories, materials and supplies, accrued taxes and interest, and nuclear decommissioning trust fund investments; a portion of preferred dividends; operating lease payments; post-retirement benefit obligations; purchase capacity payments; asset retirement obligations; subordinated debt interest; and settlements of interest rate hedges. These adjustments to 2010 cash flow from operations resulted in an FFO of $686.5 million. Total adjusted debt is comprised of the average balance of short term debt, long term debt (excluding subordinated debt and the unamortized portion of the fair value adjustment to GMO's debt), accounts receivable sold, accrued interest expense (excluding subordinated debt and day-ahead borrowings), operating lease commitments, a portion of purchase capacity commitments, post-retirement benefit and asset retirement obligations, and a portion of preferred stock. Total adjusted debt for 2010, as calculated, was $4.038 billion.

Performance against the 2008-2010 performance share measures is discussed on page 38 of the CD&A.

Annual Incentive Plan

Under the annual incentive plan for 2010, our NEOs were eligible to receive up to 200 percent of a target amount set as a percentage of their respective base salaries. Please refer to page 36 of the CD&A for a discussion of the 2010 annual incentive plan and performance.

Cash Bonuses and Other Cash Compensation

In 2010, the Board granted discretionary cash bonuses of $100,000 and $240,000 to Messrs. Deggendorf and Marshall, respectively. Mr. Deggendorf's bonus was paid in two equal installments, without interest, in 2010 and 2011. Mr. Marshall's bonus was paid in August 2010 coincident with his retirement. In 2009, the Board granted a discretionary cash bonus of $185,000 to Mr. Bassham, which was paid in two equal installments, without interest, in 2010 and 2011.


Proxy Statement

As discussed in the CD&A, the total number of performance shares and restricted stock that would have been awarded to Mr. Chesser for the 2009-2011 performance period based on his LTIP target would have exceeded the 100,000 share maximum that may be awarded to any participant in any one taxable year under the LTIP. The Committee determined that to remedy this issue, at the time the restricted stock vests and subject to the same forfeiture provisions, Mr. Chesser will also be paid $165,025 in cash, representing the fair market value as of May 5, 2009, of the additional 11,500 shares over the 100,000 share maximum, plus an additional amount of cash representing the amount of the dividends that would have been reinvested as "DRIP shares" on those 11,500 shares. The $165,025 amount of this cash award is reflected in the "All Other Compensation" column for 2009.

Salary and Bonus in Proportion to Total Compensation

Please see the CD&A for an explanation of the amount of salary, bonus and other compensation elements in proportion to total compensation.

The following table provides information regarding the outstanding equity awards held by each of the NEOs as of December 31, 2010. We have omitted from the table the columns titled "Number of securities underlying unexercised options, unexercisable" and "Equity incentive plan awards: Number of securities underlying unexercised unearned options," because there are no unexercisable options.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards			Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Option (#) Exercisable (b)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares of Stock That Have Not Vested (#) (1)(4) (g)	Market Value of Shares of Stock That Have Not Vested ($) (2)(3) (h)	Equity Incentive Plan Awards: Number of Shares That Have Not Vested (#) (4) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($) (2)(4) (j)
Mr. Chesser	—	—	—	106,999	2,074,711	167,353	3,244,969
Mr. Bassham	—	—	—	73,844	1,431,835	44,410	861,107
Mr. Shay	—	—	—	27,515	533,516	—	—
Mr. Downey	20,000	25.55	2/6/11	—	—	—	—
	20,000	24.90	2/5/12	56,804	1,101,430	79,659	1,544,585
	5,249	27.73	8/5/13	—	—	—	—
Mr. Deggendorf	—	—	—	16,881	327,323	23,566	456,941
Mr. Heidtbrink	470	181.11	1/31/11	26,453	512,924	16,853	326,785
	4,707	23.91	12/28/11	—	—	—	—
Mr. Marshall	—	—	—	14,104	273,477	27,991	542,736
Mr. Riggins	—	—	—	—	—	—	—

(1) Includes reinvested dividends on restricted stock that carry the same restrictions.
(2) The value of the shares is calculated by multiplying the number of shares by the closing market price ($19.39) as of December 31, 2010.

(3) Columns (g) and (h) reflect the time-based restricted stock grants that were not vested as of December 31, 2010. The following table provides the grant and vesting dates and number of unvested shares (including reinvested dividend shares) for each of the outstanding grants as of December 31, 2010.

Name	Grant Date	Vesting Date	Number of Shares of Restricted Stock That Have Not Vested
Mr. Chesser	March 2, 2010	March 5, 2013	23,099
	May 5, 2009	February 10, 2011	22,737
	May 5, 2009	February 10, 2012	47,885
	May 6, 2008	February 5, 2011	13,278
Mr. Bassham	March 2, 2010	March 5, 2013	6,208
	May 5, 2009	February 10, 2011	6,039
	May 5, 2009	February 10, 2012	15,837
	May 5, 2009	February 10, 2011	21,116
	May 5, 2009	February 10, 2012	21,116
	May 6, 2008	February 5, 2011	3,528
Mr. Shay	August 18, 2010	August 18, 2013	16,509
	August 18, 2010	August 18, 2014	5,503
	August 18, 2010	August 18, 2015	5,503
Mr. Downey	March 2, 2010	March 5, 2013	11,045
	May 5, 2009	February 10, 2011	10,678
	May 5, 2009	February 10, 2012	28,846
	May 6, 2008	February 5, 2011	6,235
Mr. Deggendorf	March 2, 2010	March 5, 2013	3,191
	May 5, 2009	February 10, 2011	3,544
	May 5, 2009	February 10, 2012	8,077
	May 6, 2008	February 5, 2011	2,069
Mr. Heidtbrink	March 2, 2010	March 6, 2012	7,710
	March 2, 2010	March 5, 2013	3,277
	March 2, 2010	March 5, 2013	7,709
	May 5, 2009	February 10, 2012	7,757
Mr. Marshall	May 5, 2009	February 10, 2011	3,261
	May 5, 2009	February 10, 2012	8,601
	May 6, 2008	February 5, 2011	2,242



(4) Columns (i) and (j) reflect the performance share awards that were outstanding as of December 31, 2010. The following table provides, by performance period for each NEO, the number of performance shares for each of the outstanding grants as of December 31, 2010.

Name	Performance Period	Number of Shares
Mr. Chesser	2010-2012	55,643 (1)
	2009-2011	69,688 (2)
	2008-2010	42,022 (3)
Mr. Bassham	2010-2012	14,954 (1)
	2009-2011	18,294 (2)
	2008-2010	11,162 (3)
Mr. Downey	2010-2012	26,605 (1)
	2009-2011	33,320 (2)
	2008-2010	19,734 (3)
Mr. Deggendorf	2010-2012	7,686 (1)
	2009-2011	9,330 (2)
	2008-2010	6,550 (3)
Mr. Heidtbrink	2010-2012	7,893 (1)
	2009-2011	8,960 (2)
Mr. Marshall	2009-2011	17,423 (2)
	2008-2010	10,568 (3)

(1) The performance measures for these performance awards are discussed on page 39. The Company's performance in 2010 regarding the FFO to total adjusted debt measure and the equivalent availability factor measure was above threshold but below target, and was below threshold for the TSR measure. Pursuant to SEC rules, the number of shares shown is 83 percent of the target number, reflecting target performance of the first and third measures and threshold performance of the second measure.

(2) The performance measures for these performance awards are discussed on page 39. The Company's performance in 2010 regarding the FFO to total adjusted debt measure was at target, and performance regarding the earnings per share measure was below threshold. Pursuant to SEC rules, the number of shares shown is 125 percent of the target number, reflecting maximum performance of the first measure and threshold performance for the second measure.

(3) Subsequent to the end of the performance period, the independent members of the Board determined that the aggregate achievement of the applicable performance objectives was 200 percent of target, which is reflected in the above table. Under the terms of the LTIP, the number of performance shares was reduced by 26.77%, reflecting the reduction in stock price between the May 6, 2008 date of the performance share grants and February 28, 2011, which was the business day immediately preceding the payment date. As permitted by the LTIP, the Committee determined that the performance share payments would be made in a combination of stock and cash. The cash was retained and applied by the Company to withholding tax obligations associated with the performance share payments. The number of common stock shares actually received were: Mr. Chesser, 20,559; Mr. Bassham, 5,461; Mr. Downey, 9,655; Mr. Deggendorf, 3,319; and Mr. Marshall, 5,171.

OPTION EXERCISES AND STOCK VESTED

We have omitted the "Option award" columns from the following table, because none of our NEOs exercised options in 2010.

Name (a)	Number of Shares Acquired on Vesting (#) [(1)] (d)	Value Realized on Vesting ($) [(1)] (e)
Mr. Chesser	69,578	1,229,517
Mr. Bassham	40,896	750,173
Mr. Shay	—	—
Mr. Downey	37,710	665,622
Mr. Deggendorf	7,795	137,265
Mr. Heidtbrink	11,449	201,846
Mr. Marshall	20,637	364,096
Mr. Riggins	7,006	123,822

(1) Awards of time-based restricted stock, plus reinvested dividends, vested on February 6, 2010 and May 5, 2010. Common stock was paid on March 2, 2010 respecting performance shares earned for the 2007-2009 performance period. The following table provides detail for each of these vesting and payment events.

	Vesting or Payment Date	Restricted Stock Vesting	Reinvested Dividends Vesting	Stock Paid on Performance Shares	Value on Vesting or Payment Date [(1)] ($)
Mr. Chesser	May 5, 2010	9,379	439	—	187,033
	March 2, 2010	—	—	1,845	33,026
	February 6, 2010	48,507	9,408	—	1,009,458
Mr. Bassham	May 5, 2010	21,896	1,027	—	436,683
	March 2, 2010	—	—	469	8,395
	February 6, 2010	14,661	2,843	—	305,095
Mr. Downey	May 5, 2010	4,662	218	—	92,964
	March 2, 2010	—	—	918	16,432
	February 6, 2010	26,728	5,184	—	556,226
Mr. Deggendorf	May 5, 2010	777	36	—	15,488
	March 2, 2010	—	—	172	3,079
	February 6, 2010	5,704	1,106	—	118,698
Mr. Heidtbrink	July 14, 2010	10,239	1,210	—	201,846
Mr. Marshall	May 5, 2010	2,456	115	—	48,978
	March 2, 2010	—	—	483	8,646
	February 6, 2010	14,727	2,856	—	306,472
Mr. Riggins	May 5, 2010	949	44	—	18,917
	March 2, 2010	—	—	210	3,759
	February 6, 2010	4,860	943	—	101,146

(1) The value realized on vesting or payment is the number of shares vested or paid multiplied by the closing stock price on the applicable vesting or payment date (or the first business day thereafter if the vesting date occurred on a non-business day), as provided in the following table:

Vesting or Payment Date	Stock Price ($)
July 14, 2010	17.63
May 5, 2010	19.05
March 2, 2010	17.90
February 6, 2010	17.43

The following discussion of the pension benefits for the NEOs reflects the terms of the Company's Management Pension Plan (the "Pension Plan"), SERP and Mr. Downey's supplemental retirement benefit agreement, and the present value of accumulated benefits as of December 31, 2010.

PENSION BENEFITS

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Mr. Chesser [1]	Management Pension Plan	7.5	360,831	—
	Supplemental Executive Retirement Plan	15	2,589,595	—
Mr. Bassham	Management Pension Plan	5	114,559	—
	Supplemental Executive Retirement Plan	5	107,460	—
Mr. Shay	Management Pension Plan	—	—	—
	Supplemental Executive Retirement Plan	—	—	—
Mr. Downey	Management Pension Plan	10.5	466,758	—
	Supplemental Executive Retirement Plan	10.5	713,623	—
	Supplemental Executive Retirement Plan	n/a	735,532	—
Mr. Deggendorf	Management Pension Plan	8.5	282,551	—
	Supplemental Executive Retirement Plan	8.5	88,671	—
Mr. Heidtbrink [2]	Management Pension Plan	2	365,529	—
	Supplemental Executive Retirement Plan	2	12,893	—
Mr. Marshall [1][3]	Management Pension Plan	5	153,973	4,039
	Supplemental Executive Retirement Plan	10	704,823	—
Mr. Riggins [3]	Management Pension Plan	19	485,270	—
	Supplemental Executive Retirement Plan	19	83,715	78,825

(1) Messrs. Chesser and Marshall are credited with two years of service for every one year of service earned under our pension plan, with such amount payable under our SERP. Without this augmentation, Messrs. Chesser and Marshall would have accrued $1,113,117 and $263,853, respectively, under the SERP.

(2) Mr. Heidtbrink was a GMO employee prior to its acquisition by Great Plains Energy in 2008. Mr. Heidtbrink ceased accruing benefits under the GMO pension plan as of the acquisition date, and started accruing benefits under the Great Plains Energy management pension plan and SERP. The years of credited service shown for him reflect service under these latter plans; however, the present value of accumulated benefits shown for the management pension plan reflects both his frozen GMO pension plan benefit and his Great Plains Energy management pension plan benefit.

(3) Mr. Marshall started receiving pension plan benefits when he retired on July 31, 2010. Mr. Riggins received benefits accrued prior to 2005 under our SERP subsequent to his October 7, 2010 resignation. Payment of SERP benefits accrued subsequent to 2004 by Messrs. Marshall and Riggins will be made, or commence, in 2011.

Our NEOs participate in the Pension Plan and the SERP. In 2007, our management employees were given a one-time election to remain under the existing terms of the Pension Plan (the "Old Retirement Plan"), or to elect a new retirement program (the "New Retirement Plan") that included a slightly reduced benefit accrual formula under the Pension Plan (as well as a correspondingly reduced benefit accrual formula under the SERP for employees who participate in the SERP). Messrs. Chesser, Downey, Deggendorf and Riggins elected to remain under the Old Retirement Plan; Messrs. Bassham and Marshall elected the New Retirement Plan. Messrs. Heidtbrink and Shay joined the Company subsequent to 2007, and were automatically enrolled in the New Retirement Plan. We note the differences between the Old Retirement Plan and the New Retirement Plan below.

In the table above, the present value of the current accrued benefits under the Pension Plan and SERP with respect to each listed officer is based on the following assumptions: retirement at the later of (i) the age as of December 31, 2010, and (ii) age 62 (for Old Retirement Plan participants, the earlier of age 62 or when the sum of age and years of service equal 85), except the actual retirement date for Mr. Marshall and the actual resignation date for Mr. Riggins were used; full vesting of accumulated benefits; a discount rate of 5.55 percent; and use of the Pension Protection Act mortality and lump sum interest rate tables.

Pension Plan

The Pension Plan is a funded, tax-qualified, noncontributory defined benefit pension plan. Benefits under the Pension Plan are based on the employee's years of service and the average annual base salary over a specified period. Employees who elected to remain in the Old Retirement Plan and retire after they reach 65, or whose age and years of service at or after age 52 add up to 85 (the "Rule of 85"), are entitled under the Pension Plan to a total monthly annuity for the rest of their life (a "single life" annuity) equal to 50 percent of their average base monthly salary for the period of 36 consecutive months in which their earnings were highest. This reflects an accrual rate of 1.67 percent per year, capped at 30 years of service. The 50 percent single life annuity will be proportionately reduced if years of credited service are less than 30. Employees may also elect to retire and receive an unreduced benefit at age 62 with at least 5 years of credited service, in which case the benefit is based on their average base monthly salary for the period of 48 consecutive months in which their earnings were highest. Employees may also elect early retirement benefits if they retire between the ages of 55 and 62; in such a case the benefit is reduced by 3 percent for each year that commencement precedes age 62. Employees may elect other annuity options, such as joint and survivor annuities or annuities with payments guaranteed for a period of time. The present value of each annuity option is the same; however, the monthly amounts payable under these options are less than the amount payable under the single life annuity option. Employees also may elect to receive their retirement benefits in a lump sum equal to the actuarial equivalent of a single life pension under the Pension Plan. Of our NEOs under the Old Pension Plan, Messrs. Chesser and Downey were eligible for a retirement benefit under the Pension Plan as of the end of 2010. Mr. Chesser's early retirement benefit would have been a monthly annuity equal to 12.5 percent of average base monthly salary during the period of 48 consecutive months in which earnings were highest. Mr. Downey's normal retirement benefit would have been a monthly annuity equal to 17.5 percent of average base monthly salary during the period of 36 consecutive months in which earnings were highest. The compensation covered by the Pension Plan excludes any bonuses or other compensation. The amount of annual earnings that may be considered in calculating benefits under the Pension Plan is limited by law. For 2010, the annual limitation was $245,000.

Employees, such as Messrs. Bassham and Marshall, who elected the New Retirement Plan, retained the benefit they accrued as of December 31, 2007, under the old formula with the old early retirement reductions. Messrs. Heidtbrink and Shay were hired after December 31, 2007, and have benefits only under the New Retirement Plan. Participants in the New Retirement Plan also earn a


Proxy Statement

benefit equal to 1.25 percent of their final average base earnings (averaged over 48 consecutive months), multiplied by the years of credited service earned after 2007. There is no cap on the years of credited service that can be earned. Employees under the New Retirement Plan may begin receiving their retirement benefit at age 55, but with a 5 percent per year reduction for each year before age 62. There is no Rule of 85 for post-2007 accrued benefits; however, participants may receive post-2007 accrued benefits (subject to the 5 percent per year reduction if they retire at or after age 55 and before age 62) when they start receiving pre-2008 accrued benefits. Participants in the New Retirement Plan may receive only their pre-2008 accrued benefits in a lump sum; post-2007 benefits must be taken in the form of one of the annuities described in the preceding paragraph. Mr. Marshall retired on July 31, 2010, and the next month started receiving a monthly annuity of $808.

SERP

The SERP is unfunded and provides out of general assets an amount substantially equal to the difference between the amount that would have been payable under the Pension Plan in the absence of tax laws limiting pension benefits and earnings that may be considered in calculating pension benefits, and the amount actually payable under the Plan. For participants under the Old Retirement Plan, it adds an additional ⅓ percent of highest average annual base salary for each year of credited service when the executive was eligible for supplemental benefits, up to a maximum of 30 years, and also makes up the difference (if any) between using a 36-month earnings averaging period and the averaging period used for the participant's benefits under the Pension Plan. Participants under the New Retirement Plan receive this same benefit; however, there is no cap on the years of credited service for benefits accrued after 2007. As mentioned, Messrs. Chesser and Marshall are credited with two years of service for every one year of service earned under our Pension Plan, with such amount payable under the SERP. Participants may elect the timing of the receipt of their benefits, as well as the form of their benefits (a lump sum payment or a variety of annuity options, all of which have the same present value). All of our NEOs have elected to receive their benefits in a lump sum upon separation from service. For participants, such as our NEOs, who are "specified employees" under Internal Revenue Code Section 409A and who elect payment on separation of service, payment of benefits accrued prior to 2005 will be made, or commence, when they separate from service; payment of benefits accrued after 2004 will be made, or commence, on the first business day of the seventh calendar month following their separation from service.

Supplemental Retirement Benefit

As discussed, Mr. Downey has an agreement with the Company providing for a supplemental lump sum retirement benefit of $700,000 if he retires after he reaches the age of 65. Mr. Downey turned 65 in January 2010, and he is now eligible to receive this benefit.

NONQUALIFIED DEFERRED COMPENSATION

Name (a)	Executive Contribution in Last FY [1] ($) (b)	Registrant Contributions in Last FY [2] ($) (c)	Aggregate Earnings in Last FY [3] ($) (d)	Aggregate withdrawals/ distributions ($) (e)	Aggregate Balance at Last FYE [4] ($) (f)
Mr. Chesser	730,800	16,650	216,564	—	3,173,550
Mr. Bassham	12,000	—	21,607	—	245,820
Mr. Shay	10,000	—	84	—	10,084
Mr. Downey	102,000	7,950	229,026	—	2,636,420
Mr. Deggendorf	78,000	2,340	3,726	80,729	84,003
Mr. Heidtbrink	—	—	—	—	—
Mr. Marshall	459,147	—	182,039	—	2,450,322
Mr. Riggins	—	—	—	—	—

(1) The entire amount shown for each NEO is included in the 2010 salary and non-equity incentive plan compensation information shown for such person in the Summary Compensation Table. To provide consistency between the Summary Compensation Table, this table shows deferrals of compensation earned in 2010 (whether paid in 2010 or 2011). The amounts of 2010 salary deferred are: Mr. Chesser, $120,000; Mr. Bassham, $12,000; Mr. Shay, $5,000; Mr. Downey, $102,000; Mr. Deggendorf, $78,000, and Mr. Marshall, $116,667. The amounts of 2010 deferred non-equity incentive plan compensation are: Mr. Chesser, $610,800; Mr. Shay, $5,000; and Mr. Marshall, $342,480.

(2) The entire amount shown in this column for each NEO is included in the amount shown for each NEO in the "All Other Compensation" column in the Summary Compensation Table.

(3) Only the above-market earnings are reported in the Summary Compensation Table. The above-market earnings were: Mr. Chesser, $106,870; Mr. Bassham, $10,671; Mr. Shay, $41; Mr. Downey, $113,078; Mr. Deggendorf, $1,827; and Mr. Marshall, $89,851.

(4) The following amounts reported in this column were reported as compensation to the NEOs in the Summary Compensation Tables for previous years: Mr. Chesser, $647,200 (2009) and $163,560 (2008); Mr. Bassham, $12,000 (2009) and $17,218 (2008); Mr. Downey, $337,263 (2009) and $154,243 (2008) and Mr. Marshall, $513,920 (2009) and $212,554 (2008). Messrs. Shay, Deggendorf, Heidtbrink and Riggins were not NEOs prior to 2010.

Our deferred compensation plan (the "DCP") is a nonqualified and unfunded plan. It allows selected employees, including our NEOs, to defer the receipt of compensation. There are different deferral provisions for those participants, such as Messrs. Chesser, Downey and Deggendorf, who are under the Old Retirement Plan, and those for participants, such as Messrs. Bassham, Shay and Marshall, who are under the New Retirement Plan. Old Retirement Plan participants may defer up to 50 percent of base salary and 100 percent of awards under annual incentive plans. The DCP provides for a matching contribution in an amount equal to 50 percent of the first 6 percent of the base salary deferred by Old Retirement Plan participants, reduced by the amount of the matching contribution made for the year to the participant's account under our 401(k) Plan, as described in our CD&A. For New Retirement Plan participants, the DCP provides for a matching contribution in an amount equal to 100 percent of the first 6 percent of the base salary, bonus and incentive pay deferred, reduced by the amount of the matching contribution made for the year to the participant's account under the 401(k) Plan. An earnings rate is applied to the deferral amounts. This rate is determined annually by the Compensation and Development Committee and is based on the Company's weighted average cost of capital. The rate was set at 9.5 percent for 2010, and is 9.2 percent for 2011. Interest is compounded monthly on deferred amounts. Participants may elect prior to rendering services for which the compensation relates when deferred amounts are paid to them: either at a specified date, or upon separation from service. All of our NEOs, except Messrs. Chesser and Deggendorf, have elected to have the payments made as of their separation from service. Messrs. Bassham, Shay and Deggendorf have elected to receive a lump sum payment; Messrs. Chesser, Downey and Marshall have elected to


Proxy Statement

receive annual payments over a five year period. For participants, such as our NEOs, who are "specified employees" under Internal Revenue Code Section 409A and who elect payment on separation of service, payment will be made, or commence, on the first business day of the seventh calendar month following their separation from service.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our NEOs are eligible to receive payments in connection with termination of their employment, as explained in this section.

Payments under Change in Control Severance Agreements

We have Change in Control Severance Agreements ("Change in Control Agreements") with each of our NEOs, specifying the benefits payable in the event their employment is terminated within two years of a "Change in Control" or within a "protected period." Generally, a "Change in Control" occurs if:

- any person (as defined by SEC regulations) becomes the beneficial owner of at least 35 percent of our outstanding voting securities;
- a change occurs in the majority of our Board; or
- a merger, consolidation, reorganization or similar transaction is consummated (unless our shareholders continue to hold at least 60 percent of the voting power of the surviving entity), or a liquidation, dissolution or a sale of substantially all of our assets occurs or is approved by our shareholders.

A "protected period" starts when:

- we enter into an agreement that, if consummated, would result in a Change in Control;
- we, or another person, publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change in Control;
- any person (as defined by SEC regulations) becomes the beneficial owner of 10 percent or more of our outstanding voting securities; or
- our Board, or our shareholders, adopt a resolution approving any of the foregoing matters or approving a Change in Control.

The protected period ends when the Change in Control transaction is consummated, abandoned or terminated. GMO's acquisition in July 2008 did not constitute a "Change in Control" under our Change in Control Agreements.

The Company also believes that the occurrence, or potential occurrence, of a change in control transaction will create uncertainty regarding the continued employment of our executive officers. This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the senior executive level. We believe these change in control arrangements effectively create incentives for our executive team to build stockholder value and to obtain the highest value possible should we be acquired in the future, despite the risk of losing employment and potentially not having the opportunity to otherwise vest in equity awards which are a significant component of each executive's compensation. These agreements are designed to encourage our NEOs to remain employed with the Company during an important time when their prospects for continued employment following the transaction could be uncertain. Because we believe that a termination by the executive for good reason may be conceptually the same as a termination by the Company without cause, and because we believe that in the context of a change in control, potential acquirors would otherwise have an incentive to constructively terminate the executive's employment to avoid paying severance, we believe it is appropriate to provide severance benefits in these circumstances.

Our change in control arrangements are "double trigger," meaning that acceleration of vesting is not awarded upon a change in control, unless the NEO's employment is terminated involuntarily (other than for cause) within two years of a Change in Control or protected period. We believe this structure provides a balance between the incentives and the executive hiring and retention considerations described above, without providing these benefits to executives who continue to enjoy employment with an acquiring company in the event of a change in control transaction. We also believe this structure is more attractive to potential acquiring companies, who may place significant value on retaining members of our executive team and who may perceive this goal to be undermined if executives receive significant acceleration payments in connection with such a transaction and are no longer required to continue employment to earn the remainder of their equity awards.

The benefits under the Change in Control Agreements depend on the circumstances of termination. The benefits are greater if the employee is not terminated for "Cause," or if the employee terminates employment for "Good Reason." "Cause" includes:

- a material misappropriation of any funds, confidential information or property;
- the conviction of, or the entering of, a guilty plea or plea of no contest with respect to a felony (or equivalent);
- willful damage, willful misrepresentation, willful dishonesty, or other willful conduct that can reasonably be expected to have a material adverse effect on the Company; or
- gross negligence or willful misconduct in performance of the employee's duties (after written notice and a reasonable period to remedy the occurrence).

An employee has "Good Reason" to terminate employment if:

- there is any material and adverse reduction or diminution in position, authority, duties or responsibilities below the level provided at any time during the 90-day period before the "protected period";
- there is any reduction in annual base salary after the start of the "protected period";
- there is any reduction in benefits below the level provided at any time during the 90-day period prior to the "protected period"; or
- the employee is required to be based at any office or location that is more than 70 miles from where the employee was based immediately before the start of the "protected period."

Our Change in Control Agreements also have covenants prohibiting the disclosure of confidential information and preventing the employee from participating or engaging in any business that, during the employee's employment, is in direct competition with the business of the Company within the United States (without prior written consent which, in the case of termination, will not be unreasonably withheld).

Proxy Statement

Change in Control with Termination of Employment

The following table sets forth our payment obligations under the Change in Control Agreements, existing awards of restricted stock and performance shares, SERP and DCP under the circumstances specified upon a termination of employment for our NEOs, except for Messrs. Marshall and Riggins because they terminated their employment prior to December 31, 2010. We discuss their payments in a following section. The amounts shown in the table for each NEO are based on the assumptions that the termination took place on December 31, 2010, that all 2010 vacation was taken or paid during the year, and the NEO was paid for all salary earned through the date of termination. The table does not reflect amounts that would be payable to the NEOs for benefits or awards that already vested. Please refer to the "Pension Benefits" section for information regarding benefits available under the Pension Plan.

Benefit	Mr. Chesser ($)	Mr. Bassham ($)	Mr. Shay ($)	Mr. Downey ($)	Mr. Deggendorf ($)	Mr. Heidtbrink ($)
Two Times or Three Times Salary [1]	2,400,000	860,000	750,000	1,530,000	520,000	534,000
Two Times or Three Times Bonus [2]	1,528,053	279,114	—	714,075	119,602	136,718
Annual Bonus [3]	1,221,600	419,766	157,459	545,139	192,010	209,195
DCP payment [4]	—	257,249	10,320	2,548,331	—	—
SERP payment [5]	2,844,032	116,969	—	782,583	96,517	14,033
Additional Retirement Benefits [6]	1,641,393	239,666	—	1,153,866	227,624	62,749
Supplemental Retirement and Severance [7]	—	—	—	700,000	—	—
Performance Share Awards Vesting [8]	3,483,406	925,860	—	1,657,400	493,105	343,179
Restricted Stock Vesting [9]	2,074,711	1,431,835	533,516	1,101,430	327,323	512,924
Option Dividends Vesting [10]	—	—	—	56,637	—	—
Health and Welfare [11]	195,403	70,014	60,959	160,720	58,957	56,498
Accrued 2011 Vacation	61,538	33,077	28,846	39,231	20,000	25,673
Tax Gross-Up [12]	3,648,271	897,694	365,731	2,048,779	548,741	472,116
Total	19,098,407	5,531,244	1,906,831	13,038,191	2,603,897	2,367,085

(1) Messrs. Chesser and Downey receive three times their highest annual base salary, and the other NEOs receive two times their highest annual base salary, during the twelve-month period prior to the date of termination.

(2) Messrs. Chesser and Downey receive three times their average annualized annual incentive compensation awards during the five fiscal years (or, if less, the years they were employed by the Company) immediately preceding the fiscal year in which the Change in Control occurs. The other NEOs receive two times their average annualized annual incentive compensation awards.

(3) The Change in Control Agreements provide for a bonus at least equal to the average annualized incentive awards paid to the NEO during the last five fiscal years of the Company (or the number of years the NEO worked for the Company) immediately before the fiscal year in which the Change in Control occurs, pro rated for the number of days employed in the year in which the Change in Control occurred. As the NEOs would have been eligible to receive the full amount of the 2010 annual incentive plan payments, which are greater than the annualized pro rata bonus amounts, the 2010 annual incentive plan payments are shown.

Proxy Statement

(4) Mr. Downey elected to have his DCP balance paid out in substantially equal annual installments over five years when he separates from service. Messrs. Bassham and Shay elected to have their DCP balances paid out in a lump sum when they separate from service. Because these three NEOs are "specified employees" under Internal Revenue Code Section 409A, payments triggered by a separation from service are delayed to the first business day of the seventh month after the month in which separation from service occurs. Thus, the amounts shown for them reflect their DCP account balances as of December 31, 2010, plus interest on the balances to the July 1, 2011 payment date. The total amount of DCP payments to Mr. Downey will differ from the amount shown, due to the five year payout; as the DCP interest rate is subject to change by the Board, it is not possible to estimate the total amounts that would be paid. The payments of Messrs. Chesser's and Deggendorf's DCP balances are not triggered by a separation from service, and thus are excluded from the table. Mr. Heidtbrink had no deferred compensation as of December 31, 2010.

(5) All of our NEOs included in this table have elected to have their SERP benefits paid in a lump sum upon separation from service. The amounts shown on this line reflects the benefits payable under the SERP as of a July 1, 2011 payment date, reflecting the required Section 409A delay; the additional benefit arising from additional years of service credited upon a Change in Control is provided on the next line. Mr. Shay had accrued no benefit under the SERP as of December 31, 2010, as he had not been employed for six months as of that date.

(6) The amounts reflect the present value of the benefit arising from additional years of service credited upon a Change in Control. Mr. Chesser is credited with two years for every one year of credited service under the Pension Plan, plus six additional years of credited service. Mr. Downey is credited for three additional years of service. The other NEOs are credited for two additional years of service. These benefits are paid through our SERP.

(7) Mr. Downey's supplemental retirement and severance benefit agreement provides for a $700,000 payment.

(8) In the event of a "change in control" (which is consistent with the definition of a Change in Control in the Change in Control Agreements) and termination of employment without Cause or for Good Reason, our LTIP provides that all performance share grants (unless awarded less than six months prior to the change in control) are deemed to have been fully earned. The amounts shown for each person reflect the aggregate target number of performance shares, valued at the $19.39 closing price of our stock on December 31, 2010, plus accrued cash dividends.

(9) In the event of a Change in Control and termination of employment without Cause or for Good Reason, all restrictions on restricted stock grants are removed. The amounts shown for each person reflect the aggregate number of restricted stock grants outstanding as of December 31, 2010, plus reinvested dividends carrying the same restrictions, valued at the $19.39 closing price of our stock on that date.

(10) Certain of Mr. Downey's stock option grants provide for the payment of accrued dividends upon a Change in Control, as described in the next section.

(11) The amounts include medical, accident, disability, and life insurance and are estimated based on our current COBRA premiums for medical coverage and indicative premiums for private insurance coverage for the individuals.

(12) The Change in Control Agreements generally provide for an additional payment to cover excise taxes imposed by Section 4999 of the Internal Revenue Code ("Section 280G gross-up payments"). We have calculated these payments based on the estimated payments discussed above, as well as the acceleration of equity awards that are discussed in more detail below. In calculating these payments, we did not make any reductions for the value of reasonable compensation for pre-Change in Control period and post-Change in Control period service, such as the value attributed to non-compete provisions. In the event that payments are due under Change in Control Agreements, we would perform evaluations to determine the reductions attributable to these services.

Change in Control without Termination of Employment

Mr. Downey holds stock options that are currently exercisable. He has limited stock appreciation rights on 45,249 option shares, which entitle him, in the event of a Change in Control, to receive cash in an amount equal to the difference between the fair market value, as of the date of the event, of the shares underlying the stock appreciation rights and the aggregate base or exercise price of these options. Of those option shares, 5,249 option shares also carry rights to accrued dividends upon option exercise or in the event of a Change in Control. No amount would have been paid on the limited stock appreciation rights if a Change in Control occurred on December 31, 2010, because the fair market value on that date was less than the exercise prices of these options. Mr. Downey would have been entitled to receive $56,637, less applicable withholding taxes, respecting the accrued dividends on the 5,249 option shares.

Retirement

Upon retirement, each NEO would receive all accrued and unpaid salary, vacation and benefits, and the SERP and DCP benefits discussed above. Please refer to the "Pension Benefits" section for information regarding benefits available under the Pension Plan. As of December 31, 2010,


Proxy Statement

Messrs. Chesser and Downey were eligible to participate in our management employee retiree medical benefit plans. As with any other eligible management employee retiree, we would have paid 40 percent of the monthly premiums for Mr. Chesser (which would have initially been $567.37) until both he and his spouse became eligible for Medicare. Upon becoming eligible for Medicare, Mr. and Mrs. Chesser would be eligible to participate in our retiree "Medicare Plus" plan, which covers all Medicare-covered expenses that are not paid by Medicare. We currently subsidize retirees' premiums for this plan, and Mr. Chesser would be eligible for 25 percent of the subsidy amount in effect at that time, based on his years of credited service as of December 31, 2010. Mr. and Mrs. Downey were eligible for Medicare as of December 31, 2010, and we would have paid 24 percent of the monthly "Medicare Plus" premiums (which would have initially been $188.81).

Performance share and restricted stock awards are forfeited upon retirement, unless the Compensation and Development Committee took other action in its sole discretion. Mr. Downey's outstanding options expire three months after his retirement. Retirees are eligible for a prorated portion of annual incentive plan awards. There would have been no proration for a December 31, 2010 retirement, and the amounts of the 2010 awards are set out in column (g) of the Summary Compensation Table.

Mr. Marshall's agreement with the Company in connection with his retirement provided for, among other things: the forfeiture as of his July 31, 2010 retirement date of restricted stock and performance share grants made in 2010 to the executive; the vesting and payment of restricted stock and performance share grants made to him prior to 2010 as though he continued his employment through the applicable vesting and payment dates; the payment of his 2010 annual incentive plan award as though he continued his employment through December 31, 2010, with Mr. Marshall deemed to have achieved the target level of the individual performance component of the award; a consulting arrangement through December 31, 2010, in consideration of a $100,000 lump sum payment; a special bonus of $240,000 payable upon his retirement; and a general cross-release of claims.

Mr. Riggins' agreement with the Company in connection with his resignation provided for, among other things, a lump sum cash payment of $568,007 and a general cross-release of claims. Pursuant to the terms of our LTIP, Mr. Riggins forfeited all of his outstanding restricted stock, performance shares and unexercised option grants as of his resignation date.

Death or Disability

In the event of death or disability, the NEO would receive all accrued and unpaid salary, vacation and benefits, and the SERP and DCP benefits discussed above. Please refer to the "Pension Benefits" section for information regarding benefits available under the Pension Plan. In addition, the outstanding performance share, restricted stock and annual incentive plan awards would have been payable as described in the "Retirement" section above. We also currently provide a survivor benefit to the beneficiaries of all active and retired employees, payable upon the employee's death. The survivor benefit is $10,000 for active employees, and $5,000 for retired employees.

Resignation or Termination

In the event of resignation or termination, the NEO would receive all accrued and unpaid salary, vacation and benefits, and the SERP and DCP benefits discussed above. Please refer to the "Pension Benefits" section for information regarding benefits available under the Pension Plan. The NEO would also be entitled to continue health insurance benefits, at his or her own cost, as mandated by COBRA, or to elect retiree medical coverage if eligible to do so. All outstanding equity and annual incentive awards would have terminated, unless the Committee took other action in its sole discretion.

Mr. Chesser's employment offer letters provide that if he is terminated without cause, he will receive three times annual salary and bonus (if terminated prior to age 63), or one-time salary and bonus (if terminated between age 63 and before age 65). If Mr. Chesser had been terminated without cause as of December 31, 2010 (and assuming that the Change in Control Agreement was not applicable), he would have received $4,800,000 under this arrangement.

ADVISORY VOTE ON EXECUTIVE COMPENSATION
Item 2 on the Proxy Card

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") provides our shareholders with the opportunity to approve, on a nonbinding, advisory basis, the compensation of our named executive officers ("NEOs") as disclosed in this proxy statement in accordance with the Securities and Exchange Commission's rules. The shareholder vote on the following resolution is not intended to address any specific element of compensation; rather, the vote is on our overall compensation program for our NEOs as described in this proxy statement. Although the vote is advisory and non-binding on the Company, our Board of Directors and our Compensation and Development Committee, we value the opinions of our shareholders and plan to consider this vote when making future compensation decisions.

As discussed in our Compensation Discussion and Analysis ("CD&A") beginning on page 23, we believe that our shareholders are best served when we are able to attract and retain highly qualified and experienced executives. Our compensation program is designed to align the interests of our executives with the interests of our shareholders, and we believe that our 2010 compensation decisions reflect our commitment to paying for performance as more fully described in our CD&A.

We believe our 2010 compensation decisions demonstrate our commitment to paying for performance and are supplemented by sound compensation policies and practices, including:

- Our Compensation and Development Committee is solely comprised of independent directors, and the Committee retains an independent compensation consultant, Mercer, to regularly review and evaluate our compensation program;
- We have significant stock ownership and holding guidelines for all of our executive officers, including our NEOs;
- Well before the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we implemented a clawback policy which requires our officers to reimburse the Company for equity and cash performance awards in the event of restatement or other inaccuracy for a period of up to three years;
- We annually conduct a risk assessment to evaluate whether our compensation program creates any risks that may have a material adverse effect on the Company;
- Our Change in Control Severance Agreements have a "double trigger" and require both a change in control and termination of employment prior to the payment of severance benefits, if any; and
- Our Securities Trading ("Insider Trading") Policy prohibits all employees, including our current NEOs, from hedging their ownership interests in our securities or pledging their securities as collateral for loans.

The Board strongly endorses our compensation program and recommends that our shareholders vote in favor of the following resolution:

"RESOLVED, that the shareholders of the Company approve, on an advisory basis, the compensation of the named executive officers of the Company, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the "Compensation Discussion and Analysis" section, the compensation tables and any related material disclosed in this proxy statement."


Proxy Statement

The Board of Directors unanimously recommends a vote FOR the approval of the Company's executive compensation.

ADVISORY VOTE ON THE FREQUENCY OF THE VOTE ON EXECUTIVE COMPENSATION
Item 3 on the Proxy Card

The Dodd-Frank Act also provides our shareholders with an opportunity to vote, on a non-binding, advisory basis, on how frequently we conduct an advisory vote on our executive compensation. Shareholders may indicate whether the advisory vote should occur every one, two or three years.

After careful consideration, the Board of Directors believes that an advisory vote that occurs every year is the best alternative for the Company and its shareholders, and therefore recommends that you vote for a one-year interval.

The Board believes that providing our shareholders with an annual opportunity to provide their views on executive compensation is consistent with good governance principles. We believe that the one-year interval provides regular accountability and communication between the Company and our shareholders, and most directly corresponds with the executive compensation information presented in our annual meeting proxy statements. Although the vote is advisory and non-binding on the Company, our Board of Directors and our Compensation and Development Committee, we value the opinions of our shareholders and plan to consider this vote when deciding the frequency of future advisory votes on executive compensation. We may decide that it is in the best interest of our shareholders and the Company to hold the advisory vote on executive compensation more or less frequently than the frequency receiving the most votes.

The Board of Directors recommends an advisory vote on executive compensation every ONE year.

APPROVAL OF THE AMENDED LONG-TERM INCENTIVE PLAN
Item 4 on the Proxy Card

Overview

Our shareholders initially approved our LTIP in 1992, and approved amendments in 2002 and 2007. The LTIP's purposes have been to encourage directors, officers and certain other employees of the Company to acquire an equity interest in the growth and performance of the Company, to provide an incentive to enhance the value of the Company for the benefit of its shareholders and customers, and to aid in attraction and retention. The Board believes that the LTIP has been successful, but that it should be amended to increase the scope of individuals potentially eligible for grants, to increase the number of authorized shares to accommodate this increased scope, and to make other changes as described below. The Board approved the amended LTIP in February 2011 (the "Amended LTIP"), and directed that it be submitted to our shareholders for approval. A majority of outstanding shares must be voted on this matter, and a majority of shares voted must be voted FOR the amended plan. If our shareholders approve, the Amended LTIP will be effective as of May 3, 2011, and will expire on May 1, 2021. If our shareholders do not approve the Amended LTIP, the proposed amendments to the LTIP will not be made, which means, among other things, that the scope of individuals potentially eligible for grants will not be expanded, the term will not be extended and the current share limit will not be increased. Capitalized terms used in this section of the Proxy Statement that are not otherwise defined in the Proxy Statement have the meanings ascribed in the Amended LTIP.

Principal Changes to the LTIP

The principal changes that the amendments will make to the current LTIP are:

- **Expanding the scope** of individuals eligible for grants to include all persons employed by the Company on a regularly scheduled basis during any portion of an Award Period;
- **Increasing the number of shares** authorized to be issued from 5,000,000 shares to 8,000,000 shares to accommodate the increased scope of eligible individuals;
- **Increasing the maximum number of shares** with respect to which Awards may be granted to a person in any one taxable year from 100,000 to 500,000;
- **Extending the term for which Awards may be granted** from May 1, 2017 to May 1, 2021;
- **Prohibiting the accelerated vesting of time-based Restricted Stock and Restricted Stock Unit Awards** to a period of less than three years, except in the event of death, disability, retirement, Change in Control or a termination of employment following a Change in Control;
- **Removing the Performance Share price adjustment** that increases or decreases the number of shares paid based on the increase or decrease of stock price between the Award grant date and Award payment date;
- **Adding a Bonus Share Award type** that can be awarded to participants without cost or restriction in recognition of past performance or as an incentive to become an employee;
- **Adding a Restricted Stock Unit Award type** evidencing the right to receive a share of stock (or, in the Committee's discretion, a cash payment equal to the Fair Market Value of a share) at a future date, subject to time-based or performance-based restrictions;
- **Adding a Stock Appreciation Right Award type** evidencing the right to receive a number of shares multiplied by the excess of the Fair Market Value on the exercise date over the Strike Price:
- **Adding a "net exercise"** provision for Options which allows an Option to be exercised solely by paying out a number of shares equal to the intrinsic spread under the Option;
- **Removing the six-month holding requirement** for stock received under Restricted Stock and Option Awards;
- **Providing additional permissible Performance Award measures** and clarifications of existing measures;
- **Clarifying the Committee's powers** to administer and grant Awards under the LTIP; and
- **Clarifying tax withholding procedures.**

The Board of Directors recommends a vote FOR approval of the Amended LTIP.

A summary of the principal features of the LTIP, as amended, is provided below. This summary does not discuss every aspect of the LTIP. ***We urge you to read the full text of the Amended LTIP contained in Appendix I of this Proxy Statement.*** We will provide without charge a copy of the LTIP (as proposed to be amended or in its current form) to any shareholder who requests a copy.


Proxy Statement

Summary of the Amended LTIP

Available Shares

The LTIP currently provides for a maximum of 5,000,000 shares of our common stock to be issued. The Amended LTIP increases this amount to 8,000,000 shares. On March 1, 2011, there were 2,755,024 shares of our common stock available to be issued under the LTIP.

Eligibility

Currently, only officers, other employees and non-employee directors of Great Plains Energy and our subsidiaries (including officers or salaried full-time employees who are members of the Board) who, in the opinion of the Compensation and Development Committee (the "Committee") make or are expected to make significant contributions to the continued growth, development and financial success of Great Plains Energy or any of our Subsidiaries are eligible to receive Awards. The Amended LTIP would permit us to grant Awards to any director, officer of, or any person employed on a regularly scheduled basis by, Great Plains Energy or any of our Subsidiaries. We currently employ about 3,200 persons.

Granting of Awards

The Amended LTIP provides that Awards may be granted by the "Committee", which includes the Compensation and Development Committee or the independent members of the Board, composed in each case of not less than two directors, each of whom is both a "non-employee director" within the meaning of Rule 16b-3(b)(3) under the Securities Exchange Act of 1934, as amended, and an "outside director" within the meaning of Code Section 162(m)), or any other committee of the Board to whom the Board has delegated its authority under this Plan. In addition, a committee (comprised of two or more directors who need not be non-employee directors) may make Awards to individuals who are not subject to Section 16(a) of the Securities Exchange Act of 1934, as amended, or are not, and not expected to become during the Award period an employee subject to the deduction limits under Code Section 162(m). In no event may the Committee reprice outstanding Options unless such a repricing is approved by the Company's shareholders or would not be deemed to be a repricing under New York Stock Exchange rules.

Administration of the Amended LTIP

The Amended LTIP is administered by the Committee for, and on behalf of, the Board. The Committee has all of the powers (other than amending or terminating the Amended LTIP) respecting the Amended LTIP.

Types of Awards

Awards available under the Amended LTIP are Restricted Stock, Restricted Stock Units, Bonus Shares, Options, Stock Appreciation Rights, Limited Stock Appreciation Rights, Performance Shares, Director Shares and Director Deferred Share Units. Except as described below, Awards are paid in shares of our common stock. These shares may be newly-issued, issued out of treasury shares, or purchased by the Company in open-market transactions.

Restricted Stock. These Awards are shares of our common stock that may be forfeited by the holder unless certain service-based or performance-based requirements are satisfied and cannot be sold, transferred, pledged or hypothecated until the end of the restriction period. The restriction period and performance-based requirements (if any) are set at the discretion of the Committee, and the restriction period can be between one and ten years. The holders of the restricted stock may vote the shares, and any dividends paid on the Restricted Stock are subject to the same restrictions. The Committee may also impose other restrictions and conditions on the Restricted Stock. The Committee has the discretion to accelerate the vesting of the Restricted Stock; however, any time-based restrictions (other than time-based restrictions following the achievement of specific performance goals) shall remain in effect, in whole or in part, at least until the third anniversary of the Date of Grant, other than as may be provided in an Award Agreement for accelerated vesting in the event of death, disability, retirement, Change in Control or a termination of employment following a Change in Control. In the case of Restricted Stock awarded based on performance in a performance period, the performance period will not be less than one year. As mentioned above, the Amended LTIP would remove the requirement to hold (except to satisfy any withholding tax liability) vested restricted stock for six months after the restrictions lift.

Restricted Stock Units. These Awards are rights to receive shares of our common stock (or cash, at the Committee's discretion) at some future date upon satisfaction of certain service-based or performance-based requirements. The restriction period and performance-based requirements (if any) are set at the discretion of the Committee, and the restriction period can be between one and ten years. Restricted Stock Units represent an unfunded, unsecured obligation of the Company. Holders of Restricted Stock Units have no voting rights with respect to the underlying common stock unless and until the common stock is paid. Unless otherwise provided in an Award Agreement, dividend equivalents are credited either in the form of additional Restricted Stock Units or deferred cash, and will be paid at the same time as the Restricted Stock Units are paid. The Committee has the discretion to accelerate the vesting of the Restricted Stock Units; however, any time-based restrictions (other than time-based restrictions following the achievement of specific performance goals) shall remain in effect, in whole or in part, at least until the third anniversary of the Date of Grant, other than as may be provided in an Award Agreement for accelerated vesting in the event of death, disability, retirement, Change in Control or a termination of employment following a Change in Control. In the case of Restricted Stock Units awarded based on performance in a performance period, the performance period will not be less than one year.

Options. These Awards give the recipients the right to purchase shares of our common stock upon the terms and conditions set by the Committee, which may include provisions for the Options to qualify as "incentive stock options" under Section 422 of the Code. The Option exercise price is set by the Committee, and must be at least 100 percent of the closing market price of our common stock as reported on the NYSE Composite Transactions (the "Fair Market Value") on the Date of Grant. Each Option shall become exercisable within the Option Period set by the Committee, not to exceed ten years from its Date of Grant. At the time of exercise, the Option Price is payable in any manner allowed under applicable law and as permitted by the Committee, which may include, among other methods, the payment of cash or check or Company stock. The Amended LTIP will permit the payment of the Option Price through a "net exercise" arrangement under which the Company will reduce the number of shares issued upon exercise by the largest number of whole shares that has a Fair Market Value on the exercise date that does not exceed the aggregate Option Price, with the remainder of the Option Price paid in cash. Any proceeds we receive from the exercise of Options will be used for general corporate purposes. The Options are exercisable either in full or in part, with a partial exercise not affecting the exercisability of the balance of the Options. Options cease to be exercisable at the earliest of (i) the holder's purchase of the common stock to which the Option relates, (ii) the exercise of a related Limited Stock Appreciation Right (if any is granted), or (iii) the lapse of the Option. The Options are not transferable by the holder other than by will, the laws of descent, or pursuant to a proper domestic relations order.

An Option lapses upon the first occurrence of one of the following circumstances: (i) ten years from the Date of Grant; (ii) three months following the holder's retirement; (iii) at the time of the holder's termination of employment; (iv) at the expiration of the Option period set by the grant; or (v) twelve months from the holder's date of disability. If, however, the holder dies within the Option


Proxy Statement

period and prior to the lapse of the Option, the Option shall lapse unless it is exercised within the Option period or twelve months from the date of the holder's death, whichever is earlier, by the holder's legal representative or representatives or by the person or persons entitled to do so under the holder's will or, if the holder shall fail to make the disposition of such Option or shall die intestate, by the person or persons entitled to receive said Option under the applicable laws of descent and distribution.

A participant or a transferee of a participant has no rights as a shareholder with respect to any shares of common stock covered by an Option, until the date the Option is exercised, except if the Committee authorizes certain dividend equivalent rights with respect to the Options.

Stock Appreciation Rights and Limited Stock Appreciation Rights. Stock Appreciation Rights ("SARs") give the holder the right to receive, as of a specified date, an amount equal to the number of shares with respect to which the SAR is exercised, multiplied by the excess of the Fair Market Value of one share of stock on the Exercise Date over the Strike Price. SARs may, but need not, be granted in connection with a specific Option. SARs related to a Non-Qualified Option may be granted at the same time the Non-Qualified Option is granted or at any time thereafter before exercise or expiration. The Strike Price of a SAR will not be less than the lower of the Fair Market Value of a share of our stock on the Date of Grant or the Option Price of the related Non-Qualified Option. Any SAR related to an Incentive Stock Option must be granted at the same time such Incentive Stock Option is granted. In no event may the compensation payable under a SAR be greater than the excess of the Fair Market Value of a share of our stock on the SAR's exercise date over the Fair Market Value of a share of our stock on the date of grant of the SAR. SARs do not include any feature for compensation deferral, other than deferral of income recognition until the SAR is exercised. Limited Stock Appreciation Rights ("LSARs") may be granted with respect to an Option at the time the Option is granted, or at any time up to six months prior to the Option's expiration. An LSAR allows the holder to receive cash in the amount equal to the excess of the Fair Market Value at the date of exercise over the related Option price. These rights can be exercised only if a Change in Control (as described below) occurs six months after the date of the grant of the rights, and the Options to which the rights relate has not previously been exercised.

Bonus Shares. Bonus Shares are Shares that are awarded without cost and without restriction in recognition of past performance (whether determined by reference to another employee benefit plan or otherwise) or as an incentive to become an employee, as permitted by applicable law.

Performance Shares. A Performance Share is the right to receive a payment subject to satisfaction of the terms and conditions established by the Committee. Payments will normally be made in common stock; however, the Committee has the discretion to authorize payment in cash or a combination of cash and common stock. The Committee may also grant dividend equivalents related to the Performance Shares, which are payable when and to the extent payment is made on the underlying Performance Shares. Except in the event of a Change in Control, no payment of Performance Shares will be made before the end of the performance period. However, the Committee has the discretion to either accelerate payment, or to make or prorate payment at the end of the performance period, where the holder retired, became disabled or died during the performance period, or in other special circumstances. As stated above, the Amended LTIP removes the adjustment to the number of Performance Shares based on Share price increase or decrease between the Grant Date and payment date, and also removes the requirement to hold Shares paid on account of Performance Shares for six months after payment.

The performance goals to be achieved for each Award period and the amount of the Award to be distributed upon satisfaction of those performance goals shall be conclusively determined by the Committee. When the Committee determines whether a performance goal has been satisfied for any Award Period, the Committee, where the Committee deems appropriate, may make such determination using calculations which alternatively include and exclude one, or more than one, "extraordinary items" as determined under U.S. Generally Accepted Accounting Principles ("GAAP"), and the Committee may determine whether a performance goal has been satisfied for any Award Period taking into account the alternative which the Committee deems appropriate under the circumstances.

Performance Awards. The Amended LTIP provides that all Awards granted under the Amended LTIP may be issued, granted, become vested or payable, as the case may be, upon the achievement of certain performance goals such that the performance awards would satisfy the requirements of Section 162(m) of the Code. The objective performance goals established by the Amended LTIP include: earnings measures, including net earnings on either a LIFO, FIFO or other basis; operating measures, including operating income, operating earnings, operating margin, funds from operations and operating measures determined on an absolute basis or relative to another Performance Measure such as total adjusted debt; income or loss measures, including net income or net loss; cash flow measures, including cash flow or free cash flow and measures based on all operations or a designated segment of operations; revenue measures; measures based on reductions in expense levels, including measures determined either on a Company-wide basis or in respect of any one or more subsidiaries or business units; operating and maintenance cost management and employee productivity measures, including measures based on an Equivalent Availability Factor (EAF) for coal and nuclear divisions; return measures, including stockholder return, return on assets, investments, equity, or sales, and whether determined on an absolute basis or relative to another performance measure or industry peer group (e.g., Edison Electric Institute (EEI) index); growth or rate of growth in any of the Performance Measures set forth herein; share price (including attainment of a specified per-share price during the Award Period; growth measures and total stockholder return or attainment by the Shares of a specified price for a specified period of time); strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market share, market penetration, geographic business expansion goals, objectively identified project milestones, production volume levels, and cost targets; accomplishment of, or goals related to, mergers, acquisitions, divestitures, dispositions, public offerings or similar extraordinary business transactions; achievement of business or operational goals such as market share and/or business development and/or customer objectives; and/or achievement of credit ratings or certain credit quality levels.

If the Committee elects to grant Performance Awards which will satisfy the Code Section 162(m) performance-based compensation exception, the Committee will not adjust upwards the amount payable under a Performance Award, and may not waive the achievement of the applicable performance goals except in the case of death or disability of a holder. The Committee may, however, at the time it establishes the performance goals and grants the Performance Awards, elect to reserve such discretion to adjust the amounts payable under Performance Awards or waive the achievement of the applicable performance goals. All Performance Awards will be subject to the limitation, discussed above, that the maximum number of shares that can be subject to Performance Awards granted to any individual during any calendar year is 100,000 shares. The Amended LTIP increases to 500,000 shares the maximum number of shares that can be subject to Performance Awards granted to any individual during any calendar year.

Director Shares and Director Deferred Share Units. We may pay compensation to our non-employee directors in the form of common shares. The directors have the ability to receive this compensation on a current basis, or may elect to defer the receipt through Director Deferred Share Units. Any such election must be made prior to the calendar year in which services related to the compensation are to be performed. Dividends paid on our common stock will be converted into additional Director Deferred Share Units. On the January 31st following the non-employee director's termination of service on our Board, all of his or her Director Deferred Share Units will be converted into an equal number of common shares and distributed to the person, with any fractional share paid in cash.


Proxy Statement

Change in Control. Within two years of a Change in Control (as defined below) of the Company, and except as the Committee may expressly provide otherwise, if a participant's employment is terminated other than for "Cause" or if a participant voluntarily resigns for "Good Reason" (as those terms are defined in the Amended LTIP) then (i) all Stock Options then outstanding shall become fully exercisable unless Limited Stock Appreciation Rights were granted in connection with the Stock Options which in such event the Limited Stock Appreciation Rights will be automatically exercised; (ii) all restrictions (other than restrictions imposed by law) and conditions of all Restricted Stock awards then outstanding shall be deemed satisfied as of the date of the Change in Control; and (iii) all Performance Share Awards shall be deemed to have been fully earned as of the date of the Change in Control, subject to the limitation that any Award which has been outstanding less than six months on the date of the Change in Control shall not be afforded such treatment.

Generally, a "Change in Control" will occur when: a person or group of persons acquires 35 percent or more of our common stock; there is a change in the majority of our Board (other than where a director's appointment is approved by the other directors); a corporate event such as a merger or reorganization occurs where more than 40 percent of our voting common stock is, after the transaction, held by individuals who were not our shareholders before the transaction; or a liquidation or sale of all or substantially all of our assets occurs. No Change in Control occurs in connection with transactions where our shareholders essentially have the same ownership as they did before the transaction. For the exact definition of Change in Control, please refer to the Amended LTIP.

Code Section 409A. The Amended LTIP is intended to meet the requirements of this section of the Code, and all payments that are subject to this section will be paid in a manner that will meet such requirements.

Change in Capital Structure. In the event of a stock split, subdivision, consolidation, combination, reclassification or recapitalization involving our common stock, the Committee will, if determined to be necessary, adjust the shares of common stock as to which Awards may be granted under the Plan, and the shares of common stock then included in each outstanding Award.

Amendments. Our Board may at any time alter, amend, suspend or terminate the Amended LTIP. However, shareholder approval is required for any action that increases benefits or number of shares of common stock which may be issued under the Amended LTIP, or that extends the period for granting Options, or that modifies the eligibility requirements, or otherwise requires shareholder approval. No modification that adversely affects outstanding Awards will be effective without the consent of the holders of such Awards.

New Plan Benefits Table

No benefits or amounts have been awarded or received under the Amended LTIP. Because the amounts to be awarded under the Amended LTIP, and the persons to whom the Awards may be granted, cannot easily be predicted, awards cannot be determined at this time. See our "Summary Compensation Table" and "Grants of Plan-Based Awards" table for information about awards under the current LTIP during 2010.

Federal Income Tax Consequences

Based on current provisions of the Code and the existing regulations thereunder, the anticipated U.S. federal income tax consequences of awards granted under the Amended LTIP are as described below. The following discussion is not intended to be a complete discussion of applicable law and is based on the U.S. federal income tax laws as in effect on the date hereof. State tax consequences may in some cases differ from those described below.

Incentive Stock Options ("ISOs"). ISOs are defined by Section 422 of the Code. A participant who is granted an ISO does not recognize taxable income either on the Date of Grant or on the date of exercise. Upon the exercise of an ISO, the difference between the fair market value of the shares received and the option price is, however, a tax preference item potentially subject to the alternative minimum tax.

Upon disposition of shares acquired from the exercise of an ISO, long-term capital gain or loss is generally recognized in an amount equal to the difference between the amount realized on the sale or disposition and the exercise price. However, if the participant disposes of the shares within two years of the Date of Grant or within one year of the date of the transfer of the shares to the participant (a "Disqualifying Disposition"), then the participant will recognize ordinary income, as opposed to capital gain, at the time of disposition. In general, the amount of ordinary income recognized will be equal to the lesser of (a) the amount of gain realized on the disposition, or (b) the difference between the fair market value of the shares received on the date of exercise and the exercise price. Any remaining gain or loss is treated as a short-term or long-term capital gain or loss, depending on the period of time the shares have been held.

The Company is not entitled to a tax deduction upon either the exercise of an ISO or the disposition of shares acquired pursuant to the exercise of an ISO, except to the extent that the participant recognizes ordinary income in a Disqualifying Disposition. For alternative minimum taxable income purposes, on the later sale or other disposition of the shares, generally only the difference between the fair market value of the shares on the exercise date and the amount realized on the sale or disposition is includable in alternative minimum taxable income.

If a participant pays the exercise price, in whole or in part, with previously acquired shares, the exchange should not affect the ISO tax treatment of the exercise. Upon the exchange, and except as otherwise described herein, no gain or loss is recognized by the participant upon delivering previously acquired shares to us as payment of the exercise price. The shares received by the participant, equal in number to the previously acquired shares exchanged therefore, will have the same basis and holding period for long-term capital gain purposes as the previously acquired shares. The participant, however, will not be able to utilize the prior holding period for the purpose of satisfying the ISO statutory holding period requirements. Shares received by the participant in excess of the number of previously acquired shares will have a basis of zero and a holding period which commences as of the date the shares are transferred to the participant upon exercise of the ISO. If the exercise of any ISO is effected using shares previously acquired through the exercise of an ISO, the exchange of the previously acquired shares will be considered a disposition of the shares for the purpose of determining whether a Disqualifying Disposition has occurred.

Nonqualified Stock Options ("NQSOs"). A participant receiving a NQSO does not recognize taxable income on the Date of Grant of the NQSO, provided that the NQSO does not have a readily ascertainable fair market value at the time it is granted. In general, the participant must recognize ordinary income at the time of exercise of the NQSO in the amount of the difference between the fair market value of the shares on the date of exercise and the option price. The ordinary income recognized will constitute compensation for which tax withholding generally will be required. The amount of ordinary income recognized by a participant will be deductible by us in the year that the participant recognizes the income if we comply with the applicable withholding requirements.

Shares acquired upon the exercise of a NQSO will have a tax basis equal to their fair market value on the exercise date or other relevant date on which ordinary income is recognized, and the holding period for the shares generally will begin on the date of exercise or such other relevant date. Upon subsequent disposition of the shares, the participant will recognize long-term capital gain or loss if the participant has held the shares for more than one year prior to disposition, or short-term capital gain or loss if the participant has held the shares for one year or less.


Proxy Statement

If a participant pays the exercise price, in whole or in part, with previously acquired shares, the participant will recognize ordinary income in the amount by which the fair market value of the shares received exceeds the exercise price. The participant will not recognize gain or loss upon delivering the previously acquired shares to us. Shares received by a participant, equal in number to the previously acquired common shares exchanged therefore, will have the same basis and holding period for long-term capital gain purposes as the previously acquired shares. Shares received by a participant in excess of the number of such previously acquired shares will have a basis equal to the fair market value of the additional shares as of the date ordinary income is recognized. The holding period for the additional shares will commence as of the date of exercise or such other relevant date.

SARs and LSARs. To the extent that the requirements of the Code are met, there are no immediate tax consequences to a participant when a SAR or LSAR is granted. When a participant exercises the right to the appreciation in fair market value of shares represented by a SAR or LSAR, payments made in shares are normally includable in the participant's gross income for regular income tax purposes. The Company will be entitled to deduct the same amount as a business expense in the same year. The includable amount and corresponding deduction each equal the fair market value of the shares payable on the date of exercise.

Restricted Stock Units. Generally, no taxes are due when an Award of Restricted Stock Units ("RSUs") is made, but the Award becomes taxable when it vests. In addition, we are entitled to a deduction (subject to the limitations of Code Section 162(m)) at the time and in the amount the recipient recognizes income. A participant may not make a Code Section 83(b) election for the RSUs. Rules relating to the timing of payment of deferred compensation under Code Section 409A are applicable to RSUs, and any violation of Code Section 409A could trigger interest and penalties applicable to the participant.

Restricted Stock. The recognition of income from an award of restricted stock for federal income tax purposes depends on the restrictions imposed on the shares. Generally, taxation will be deferred until the first taxable year the shares are no longer subject to substantial risk of forfeiture. At the time the restrictions lapse, the participant will recognize ordinary income equal to the then fair market value of the shares. The participant may, however, make an election to include the value of the shares in gross income in the year of award despite such restrictions. Generally, the Company will be entitled to deduct the fair market value of the shares transferred to the participant as a business expense in the year the participant includes the compensation in income.

Other Awards. Any payments or the fair market value of any shares or other property a participant receives in connection with other stock-based awards, incentive awards, or as unrestricted payments equivalent to dividends on unfunded awards or on restricted stock are includable in income in the year received or made available to the participant without substantial limitations or restrictions. Generally, the Company will be entitled to deduct the amount the participant includes in income as a business expense in the year of payment or in the year of related performance if paid by March 15 of the following year.

Deductibility of Awards. Section 162(m) of the Code places a $1,000,000 annual limit on the compensation deductible by us or a majority-owned subsidiary paid to certain executives. The limit, however, does not apply to "qualified performance-based compensation." The Company believes that awards of stock options, SARs, LSARs and certain other "performance-based compensation" awards under the amended LTIP to the executives subject to Code Section 162(m) will qualify for the performance-based compensation exception to the deductibility limit.

Equity Compensation Plan Information.

The following table provides information, as of December 31, 2010, regarding the number of common shares to be issued upon exercise of outstanding options, warrants and rights, their weighted average exercise price, and the number of shares of common stock remaining available for future issuance under the LTIP. The table excludes shares issued or issuable under our 401(k) Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders			
Great Plains Energy LTIP	531,449 (1)	25.58 (2)	2,742,120
GMO incentive plans (stock options)	138,179	35.54	142,968
Equity compensation plans not approved by security holders	—	—	—
Total	669,628	32.51 (2)	2,885,088

(1) Includes 431,784 performance shares at target performance levels, options for 60,602 shares of Great Plains Energy common stock and director deferred share units for 39,063 shares of Great Plains Energy common stock outstanding at December 31, 2010.

(2) The 431,784 performance shares and director deferred share units for 39,063 shares of Great Plains Energy common stock have no exercise price and therefore are not reflected in the weighted average exercise price.

Information regarding the common stock issued under the Amended LTIP

Our common stock is listed on the NYSE under the symbol "GXP." Under our Articles of Incorporation, we are authorized to issue 262,962,000 shares of stock, divided into classes as follows: 390,000 shares of Cumulative Preferred Stock with a par value of $100; 1,572,000 shares of Cumulative No Par Preferred Stock with no par value; 11 million shares of Preference Stock with no par value; and 250 million of common stock with no par value. At March 2, 2011, 390,000 shares of Cumulative Preferred Stock were issued; no shares of Cumulative No Par Preferred Stock or Preference Stock are currently outstanding but such shares may be issued from time to time in accordance with the Articles of Incorporation. The voting powers, designations, preferences, rights and qualifications, limitations, or restrictions of any series of Preference Stock are set by our Board when it is issued.

The holders of our common stock are entitled to receive such dividends as our Board may from time to time declare, subject to any rights of the holders of our preferred and preference stock. Except as otherwise authorized by consent of the holders of at least two-thirds of the total number of shares of the total outstanding shares of Cumulative Preferred Stock and Cumulative No Par Preferred Stock, we may not pay or declare any dividends on common stock, other than dividends payable in common stock, or make any distributions on, or purchase or otherwise acquire for value, any shares of common stock if, after giving effect thereto, the aggregate amount expended for such purposes during the 12 months then ended (a) exceeds 50 percent of net income available for dividends on Preference Stock and common stock for the preceding 12 months, in case the total of Preference Stock and common stock equity would be reduced to less than 20 percent of total capitalization, or (b) exceeds 75 percent of such net income in case such equity would be reduced to between 20 percent and 25 percent of total capitalization, or (c) except to the extent permitted in subparagraphs (a) and (b), would reduce such equity below 25 percent of total capitalization.


Proxy Statement

Subject to certain limited exceptions, no dividends may be declared or paid on common stock and no common stock may be purchased or redeemed or otherwise retired for consideration (a) unless all past and current dividends on Cumulative Preferred Stock and Cumulative No Par Preferred Stock have been paid or set apart for payment and (b) except to the extent of retained earnings (earned surplus). Except as otherwise provided by law and subject to the voting rights of the outstanding Cumulative Preferred Stock, Cumulative No Par Preferred Stock, and Preference Stock, the holders of our common stock have the exclusive right to vote for all general purposes and for the election of directors through cumulative voting.

The consent of specified percentages of holders of outstanding shares of Cumulative Preferred Stock and Cumulative No Par Preferred Stock is required to authorize certain actions which may affect their interests; and if, at any time, dividends on any of the outstanding shares of Cumulative Preferred Stock and Cumulative No Par Preferred Stock shall be in default in an amount equivalent to four or more full quarterly dividends, the holders of outstanding shares of all preferred stock, voting as a single class, shall be entitled (voting cumulatively) to elect the smallest number of directors necessary to constitute a majority of the full Board of Directors, which right shall continue in effect until all dividend arrearages shall have been paid. The affirmative vote of the holders of at least 80 percent of the outstanding shares of common stock is required for the approval or authorization of certain business combinations with interested shareholders; provided, however, that such 80 percent voting requirement shall not be applicable if: the business combination shall have been approved by a majority of the continuing directors; or the cash or the fair market value of the property, securities, or other consideration to be received per share by holders of the common stock in such business combination is not less than the highest per-share price paid by or on behalf of the acquiror for any shares of common stock during the five-year period preceding the announcement of the business combination.

In the event of any dissolution or liquidation of Great Plains Energy, after there shall have been paid to or set aside for the holders of shares of outstanding Cumulative Preferred Stock, Cumulative No Par Preferred Stock, and Preference Stock the full preferential amounts to which they are respectively entitled, the holders of outstanding shares of common stock shall be entitled to receive pro rata, according to the number of shares held by each, the remaining assets available for distribution.

The outstanding shares of common stock are, and the shares of common stock issued in the future under the Amended LTIP will be, fully paid and nonassessable (in the case of shares purchased under Options, upon payment of the full Option price). Holders of our common stock are not entitled to any preemptive or preferential rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. Our common stock does not contain any redemption provisions or conversion rights.

Information incorporated by reference

As permitted by the SEC rules, we are incorporating by reference into this proxy statement certain information contained in our Annual Report on Form 10-K for 2010. Our Form 10-K is included in the annual report to security holders that is delivered to you with this proxy statement. We are incorporating by reference the information contained in the following Form 10-K items: Item 6. Selected Financial Data; Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation; Item 8. Financial Statements and Supplementary Data; and Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

RATIFICATION OF APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS
Item 5 on the Proxy Card

Deloitte & Touche has acted as our independent public accountants since 2002, and has been appointed by the Audit Committee to audit our financial statements for 2011, subject to ratification by the shareholders of the Company. Representatives from Deloitte & Touche are expected to be present at the Annual Meeting, with the opportunity to make statements if they wish to do so, and are expected to be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares of our common stock present and entitled to vote at the meeting is required for ratification of this appointment. If the appointment of Deloitte & Touche is not ratified, the selection of the independent public accountants will be reconsidered by the Audit Committee.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee pre-approves all audit and permissible non-audit services provided by Deloitte & Touche to the Company and its subsidiaries. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted for the Company and its subsidiaries policies and procedures for the pre-approval of services provided by our independent public accountants. Under these policies and procedures, the Audit Committee may pre-approve certain types of services, up to the aggregate fee levels it sets. Any proposed service within a pre-approved type of service that would cause the applicable fee level to be exceeded cannot be provided unless the Audit Committee either amends the applicable fee level or specifically approves the proposed service. The Audit Committee, as well, may specifically approve audit and permissible non-audit services on a case-by-case basis. Pre-approval is generally provided for up to one year, unless the Audit Committee specifically provides for a different period. The Audit Committee receives reports at each regular meeting regarding the pre-approved services performed by the independent public accountants. The Chairman of the Audit Committee may between meetings pre-approve audit and non-audit services provided by the independent public accountants, and report such pre-approval at the next Audit Committee meeting.

Fees paid to Deloitte & Touche

The following table sets forth the aggregate fees billed by Deloitte & Touche for audit services rendered in connection with the consolidated financial statements and reports for 2010 and 2009, and for other services rendered during 2010 and 2009 on behalf of the Company and its subsidiaries (all of which were pre-approved by the Audit Committee), as well as all out-of-pocket costs incurred in connection with these services:

Fee Category	2010	2009
Audit Fees	$1,752,008	$2,174,740
Audit-Related Fees	336,105	99,744
Tax Fees	151,542	223,353
All Other Fees	6,343	9,500
Total Fees:	$2,245,998	$2,507,337

Audit Fees: Consist of fees billed for professional services rendered for the audits of the annual consolidated financial statements of the Company and its subsidiaries and reviews of the interim condensed consolidated financial statements included in quarterly reports. Audit fees also include: services provided by Deloitte & Touche in connection with statutory and regulatory filings or engagements; audit of and reports on the effectiveness of internal control over financial reporting and on management's assessment of the effectiveness of internal control over financial reporting and other attest services, except those not required by statute or regulation; services related to filings with the SEC, including comfort letters, consents and assistance with and review of documents filed with the SEC; and accounting research in support of the audit.


Proxy Statement

Audit-Related Fees: Consist of fees billed to the Company for benefit plan audits and for assurance and related services that are reasonably related to the performance of the audit or review of consolidated financial statements of the Company and its subsidiaries, and are not reported under "Audit Fees." These services included consultation concerning financial accounting and reporting standards, including in 2010 consultation regarding possible future adoption of International Financial Reporting Standards.

Tax Fees: Consist of fees billed to the Company for benefit plan tax services and for tax compliance and related support of tax returns and other tax services, including assistance with tax audits, and tax research and planning.

All Other Fees: Consist of fees for all other services other than those described above. Those services included accounting research tool subscriptions and the development and facilitation of a group training course.

The Board of Directors recommends a vote FOR ratification of the appointment of Deloitte & Touche as the Company's independent public accountants for 2011.

AUDIT COMMITTEE REPORT

The Audit Committee is currently comprised of six independent directors. In connection with its function to oversee and monitor the financial reporting process of Great Plains Energy, the Audit Committee's activities in 2010 included the following:

- reviewed and discussed the audited financial statements and the report on internal control over financial reporting with management and Deloitte & Touche;
- discussed with Deloitte & Touche the matters required to be discussed by SEC regulations and by Statement on Auditing Standards No. 61, as amended, as adopted in Rule 3200T of the Public Company Accounting Oversight Board (the "PCAOB"); and
- received the written disclosures and the letter from Deloitte & Touche required by applicable requirements of the PCAOB regarding Deloitte & Touche's communications with the Audit Committee concerning independence, and discussed with Deloitte & Touche its independence from management and the Company and its subsidiaries.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2010 for filing with the SEC.

Audit Committee

Gary D. Forsee, Chair
David L. Bodde
Randall C. Ferguson, Jr.
William C. Nelson
John J. Sherman
Robert H. West


Proxy Statement

OTHER BUSINESS

Great Plains Energy is not aware of any other matters that will be presented for shareholder action at the Annual Meeting. If other matters are properly introduced, the persons named in the accompanying proxy will vote the shares they represent according to their judgment.

By Order of the Board of Directors

Ellen E. Fairchild
Vice President, Corporate Secretary and Chief Compliance Officer



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Appendix I

GREAT PLAINS ENERGY INCORPORATED
AMENDED LONG-TERM INCENTIVE PLAN

SECTION ONE. PURPOSE OF PLAN

The purposes of the Plan are to encourage officers, employees and non-employee directors of the Company to acquire proprietary and vested interest in the growth and performance of the Company, to generate an increased incentive to enhance the value of the Company for the benefit of its customers and shareholders, and to aid in the attraction and retention of exceptionally qualified individuals upon whom the Company's success largely depends.

SECTION TWO. DEFINITIONS

The following definitions are applicable herein:

"Act" means the Securities Act of 1933, as it may be amended from time to time.

"Award" means the award to a Participant of Bonus Shares, Restricted Stock, Restricted Stock Units, Stock Options, Stock Appreciation Rights, Limited Stock Appreciation Rights, Performance Shares or Director Deferred Share Units.

"Award Agreement" means a written agreement or instrument between the Company and a Participant which evidences an Award and sets forth such applicable terms, conditions and limitations (including treatment as a Performance Award) as the Committee establishes for the Award.

"Award Period" means that period established by the Committee during which any performance goals specified with respect to earning any Award are to be measured.

"Board" means the Board of Directors of the Company.

"Bonus Shares" means Shares that are awarded to a Participant without cost and without restriction in recognition of past performance (whether determined by reference to another employee benefit plan of the Company or otherwise) or as an incentive to become an employee of the Company or a Subsidiary as permitted by applicable law.

"Cause" means unless otherwise defined in a Participant's employment agreement or change in control severance agreement with the Company, in which case such definition will apply, (i) the material misappropriation of any of the Company's funds or property; (ii) the conviction of, or the entering of a guilty plea or plea of no contest with respect to, a felony, or the equivalent thereof; (iii) commission of an act of willful damage, willful misrepresentation, willful dishonesty, or other willful conduct that can reasonably be expected to have a material adverse effect on the business, reputation, or financial situation of the Company; or (iv) gross negligence or willful misconduct in performance of a Participant's duties; provided, however, "cause" shall not exist under clause (iv), above, with respect to an act or failure to act unless (A) the Participant has been provided written notice describing in sufficient detail the acts or failure to act giving rise to the Company's assertion of such gross negligence or misconduct, (B) been provided a reasonable period to remedy any such occurrence and (C) failed to sufficiently remedy the occurrence.

"Code" means the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations promulgated thereunder.

"Committee" means (i) the Compensation and Development Committee or the independent members of the Board, composed in each case of not less than two directors, each of whom is both a "non-employee director" (within the meaning of Rule 16b-3(b)(3) under the Exchange Act) and an


Proxy Statement

"outside director" (within the meaning of Code Section 162(m)) or (ii) any other committee of the Board to whom the Board has delegated its authority under this Plan.

"Common Stock" means the common stock, without par value, of the Company, or such other class of shares or other securities as may be subject to the Plan as a result of an adjustment made pursuant to the provisions of Section Fifteen I.

"Company" means Great Plains Energy Incorporated and its successors, including any Company as provided in Section Fifteen J.

"Covered Employee" means a Participant who, as of the last day of the fiscal year in which the value of an Award is recognizable in income for federal income tax purposes, is one of the groups of "covered employees," within the meaning of Code Section 162(m), with respect to the Company.

"Date of Disability" means the date on which a Participant is classified as disabled as defined in the Company's Long-Term Disability Plan.

"Date of Grant" means, unless the Committee otherwise specifies a later Date of Grant in the Committee's applicable granting resolution, the date on which an Award is granted by the Committee.

"Date of Retirement" means the date of normal retirement or early retirement as defined in the Company's pension plan.

"Deferred Compensation Plan" means the Great Plains Energy Incorporated Nonqualified Deferred Compensation Plan, as amended.

"Director" means a member of the Board, a member of the board of directors of any Subsidiary, or any honorary, advisory or emeritus director of the Company or any Subsidiary.

"Director Deferred Share Unit" means, pursuant to Section Twelve of this Plan, a Non-Employee Director's right to receive a payment following the Non-Employee Director's termination from service as a Director, in cash or Shares, of an amount equal to the Fair Market Value of one Share.

"Director Equity Payment Fees" means any fees payable to a Non-Employee Director in the form of common stock of the Company for his or her service as a Director of the Company or any of its Subsidiaries.

"Director Shares" means, pursuant to Section Twelve of the Plan, Shares issued to a Director, as payment for serving as a Director.

"Disability" means that a Participant is classified as disabled as defined in the Company's Long-Term Disability Plan.

"Dividend Equivalent" means a right granted appurtenant to an Award to receive payments equal to dividends or property paid with respect to Shares underlying such Award, at such time and on such terms and conditions as set forth in the Award Agreement.

"Eligible Employee" means any officer of, or any person employed on a regularly scheduled basis by, the Company or any Subsidiary during any portion of an Award Period.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Executive Officer" means (i) the president of the Company, any vice president of the Company, including any vice president of the Company in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy making function or any other Person who performs similar policy making functions for the Company, (ii) Executive Officers (as defined in part (i) of this definition) of subsidiaries of the Company who perform policy making functions for the Company, and (iii) any Person designated or identified by the Board as being an Executive Officer for purposes of the Act or the Exchange Act, including any Person designated or identified by the Board as being a Section 16 Person.

"Fair Market Value" means the closing market price for a Share as reported on the New York Exchange Composite Transactions for the applicable measuring date.

"Good Reason" means, without a Participant's written consent and unless otherwise defined in a Participant's employment agreement or change in control severance agreement with the Company (in which case such definition will apply), any of the following:

(1) Any material and adverse reduction or material and adverse diminution in a Participant's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities held, exercised or assigned at any time during the 90-day period immediately preceding the Change in Control;

(2) Any reduction in a Participant's annual base salary as in effect immediately preceding the Change in Control or as the same may be increased from time to time; or

(3) A Participant being required by the Company to be based at any office or location that is more than 70 miles from the location where the Participant was employed immediately preceding the Change in Control.

Provided, however, notwithstanding the occurrence of any of the events set forth above in this definition, Good Reason shall not include for the purpose of this definition (1) an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the Participant, or (2) any reduction in the Participant's base annual salary or reduction in benefits received by the Participant where such reduction is in connection with a company-wide reduction in salaries or benefits.

"Incentive Stock Option" means an incentive stock option within the meaning of Section 422 of the Code.

"Limited Stock Appreciation Right" or "LSAR" means an Award granted under Section Nine.

"Non-Employee Director" means a Director who is not employed by the Company or any Subsidiary.

"Option" or "Stock Option" means either a non-qualified stock option or an Incentive Stock Option granted under Section Eight.

"Option Period" or "Option Periods" means the period or periods during which an Option is exercisable as described in Section Eight E.

"Participant" means an Eligible Employee or Non-Employee Director who has been granted an Award under the Plan.

"Plan" means the Great Plains Energy Incorporated Long-Term Incentive Plan, as amended.

"Performance Award" means any Award that will be issued or granted, or become vested or payable, as the case may be, upon the achievement of certain performance goals (as described in Section Eleven B) to a Participant pursuant to Section Eleven.

"Performance Shares" means an Award granted under Section Ten.

"Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including "group" as defined in Section 13(d) thereof.

"Restricted Stock" means an Award granted under Section Seven.


Proxy Statement

"Restricted Stock Unit" or "RSU" means an Award granted under Section Seven evidencing the Participant's right to receive a Share (or, at the Committee's discretion, a cash payment equal to the Fair Market Value of a Share) at some future date and that is subject those restrictions set forth therein and the Award Agreement.

"Section 16 Person" means a Person who is subject to obligations under Section 16 of the Exchange Act with respect to transactions involving equity securities of the Company.

"Share" means a share of Common Stock.

"Stock Appreciation Right" or "SAR" means a right granted as an Award under the Plan to receive, as of the date specified in the Award Agreement, an amount equal to the number of Shares with respect to which the SAR is exercised, multiplied by the excess of (a) the Fair Market Value of one Share on the Exercise Date, over (b) the Strike Price.

"Strike Price" means the per-Share price used as the baseline measure for the value of a SAR, as specified in the Award Agreement.

"Subsidiary" means any corporation of which 50 percent or more of its outstanding voting stock or voting power is beneficially owned, directly or indirectly, by the Company.

"Termination" means resignation or discharge from employment with the Company or any one of its Subsidiaries, except in the event of death, disability, or retirement.

SECTION THREE. EFFECTIVE DATE, DURATION AND STOCKHOLDER APPROVAL

A. Effective Date.

The Plan originally became effective on May 5, 1992 and was subsequently amended effective on May 7, 2002 and May 1, 2007. The Plan is amended effective May 3, 2011 and applies only with respect to Awards granted after such date.

B. Period for Grants of Awards.

Awards may be granted until May 1, 2021.

C. Termination of the Plan.

The Plan shall continue in effect until all matters relating to the payment of Awards and administration of the Plan have been settled.

SECTION FOUR. ADMINISTRATION

A. General Powers.

The Plan shall be administered by the Committee for, and on behalf of, the Board. The Committee shall have all of the powers (other than amending or terminating this Plan as provided in Section Fifteen) respecting the Plan, including, but not limited to those specific powers set forth below. All questions of interpretation and application of the Plan, or of the terms and conditions pursuant to which Awards are granted, exercised or forfeited under the provisions hereof, shall be subject to the determination of the Committee. Any such determination shall be final and binding upon all parties affected thereby.

B. Specific Committee Powers

Without limitation, the Committee shall have full power and authority and sole discretion as follows:

(i) to determine when, to whom and in what types and amounts Awards should be granted;

(ii) to grant Awards to Eligible Employees and Non-Employee Directors in any number, and to determine the terms and conditions applicable to each Award;

(iii) to determine, as to all or part of any Award as to any Participant, at the time the Award is granted or thereafter, that the exercisability or vesting of an Award shall be accelerated upon a Participant's death, disability, retirement, Change in Control, or termination of employment following a Change in Control, to determine that Awards shall continue to become exercisable or vested in full or in installments after a Participant's termination of employment, to extend the period for exercise of Options, SARs or LSARs following a termination of employment (but not beyond ten (10) years from the Date of Grant of the Option, SARs or LSARs) or to provide that any Restricted Stock Award, Restricted Stock Unit Award, or Performance Share Award shall in whole or in part not be forfeited upon Participant's death, disability, retirement, Change in Control or termination of employment following a Change in Control;

(iv) to determine the benefit payable under any Dividend Equivalent, and to determine whether any vesting conditions have been satisfied;

(v) to determine whether or not specific Awards shall be granted in connection with other specific Awards, and if so, whether they shall be exercisable cumulatively with, or alternatively to, such other specific Awards and all other matters to be determined in connection with an Award;

(vi) to determine, no later than the Date of Grant of Shares of Restricted Stock, whether the payment of cash dividends thereon shall be paid immediately or deferred until the underlying Shares become vested, and whether Restricted Stock shall be held in escrow or other custodial arrangement;

(vii) to determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property;

(viii) to determine whether, to what extent and under what circumstances cash, Shares, other Awards, other property and other amounts payable with respect to an Award (other than with respect to an Option or a SAR for which no additional deferral opportunity beyond the deferral inherent in such Option or SAR is permitted under this Plan) will be deferred, either at the election of the Participant, or, if and to the extent specified in the Award Agreement, automatically or at the election of the Committee;

(ix) to grant Awards in replacement of Awards previously granted under this Plan or any other compensation plan of the Company, provided that any such replacement grant that would be considered a repricing shall be subject to shareholder approval;

(x) to make, amend, suspend, waive and rescind rules and regulations relating to the Plan;

(xi) to appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

(xii) with the consent of the Participant, to amend any Award Agreement at any time; provided that the consent of the Participant shall not be required for any amendment (a) that, in the Committee's determination, does not materially adversely affect the rights of the Participant, or (b) which is necessary or advisable (as determined by the Committee) to carry out the purpose of the Award as a result of any new applicable law or change in an existing applicable law, or (c) to the extent the Award Agreement specifically permits amendment without consent;

(xiii) to impose such additional terms and conditions upon the grant, exercise or retention of Awards as the Committee may, before or concurrently with the grant thereof, deem


Proxy Statement

appropriate, including limiting the amount or percentage of Awards which may from time to time be exercised by a Participant, and including requiring the Participant to enter into restrictive covenants;

(xiv) without the consent of the Participant, to make adjustments in the terms and conditions of, and the criteria in, Awards in recognition of unusual or nonrecurring events (including events described in Section Fifteen I) affecting the Company or the financial statements of the Company, or in response to changes in applicable laws, regulations or accounting principles; provided, however, that in no event shall such adjustment increase the value of an Award for a person expected to be a Covered Employee for whom the Committee desires to have the Performance-Based Exception apply;

(xv) to correct any defect or supply any omission or reconcile any inconsistency, and to construe and interpret the Plan, the rules and regulations, the Award Agreements or any other instrument entered into or relating to an Award under the Plan, and to make all determinations, including factual determinations, necessary or advisable for the administration of the Plan;

(xvi) to cause the forfeiture of any Award or recover any Shares, cash or other property attributable to an Award for violations of any Company ethics policy or pursuant to any Company compensation clawback policy; and

(xvii) to take any other action with respect to any matters relating to the Plan for which it is responsible and to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

C. Delegation.

Notwithstanding the general administrative powers discussed above, the Board may, by resolution, expressly delegate to a special committee consisting of two or more directors, who may also be officers of the Company, the authority, within specified parameters, to (i) grant Eligible Employees Awards under the Plan, and (ii) determine the number of such Awards to be received by any such participants; provided, however, that if such delegation of duties and responsibilities is to officers of the Company or to directors who are not "non-employee directors" (within the meaning of Rule 16b-3(b)(3) under the Exchange Act) and "outside directors" (within the meaning of Code Section 162(m)), such officers or directors may not grant Awards to eligible participants (a) who are subject to Section 16(a) of the Exchange Act at the time of grant, or (b) who, at the time of grant, are anticipated to become during the term of the Award, "covered employees" as defined in Section 162(m)(3) of the Code. The acts of such delegates shall be treated hereunder as acts of the Board and such delegates shall report regularly to the Board and the Compensation and Development Committee regarding the delegated duties and responsibilities and any Awards so granted.

SECTION FIVE. GRANT OF AWARDS AND LIMITATION OF NUMBER OF SHARES AWARDED

The Committee may, from time to time, grant Awards to one or more Eligible Employees or Non-Employee Directors, provided that (i) subject to any adjustment pursuant to Section Fifteen I, the aggregate number of Shares available for Awards under this Plan may not exceed 8,000,000 Shares (the "Maximum Limitation"); (ii) Shares tendered with respect to the payment of any Option Price, Shares withheld for any taxes, Shares repurchased by the Company using Option Price proceeds, and all Shares underlying any portion of a SAR or LSAR that is settled in Shares (regardless of the actual number of net Shares delivered upon exercise) shall count against this Maximum Limitation, (iii) to the extent that an award lapses or the rights of the Participant to whom it was granted terminate, any Shares subject to such Award shall be added to the Maximum Limitation and again be available for the grant of an Award under the Plan; and (iv) Shares delivered by the Company under the Plan may be authorized but unissued Shares, Shares held in the treasury of the Company or Shares purchased on the open market (including private purchases) in accordance with applicable securities laws. In determining the size of the Awards, the Committee shall assess the performance of the Eligible Employees against criteria to be established by the Committee, from time to time, based on the Company's performance (such as stockholder and customer related factors) and shall take into account a Participant's responsibility level, potential, cash compensation level, and the Fair Market Value of the common stock at the time of Awards, as well as such other considerations as it deems appropriate. The maximum number of Shares with respect to which an Award or Awards may be granted to any Participant in any one taxable year of the Company shall not exceed 500,000 Shares (increased, proportionately, in the event of any stock split or stock dividend with respect to the Shares in accordance with Section Fifteen I). The maximum number of Shares that may be subject to grants of Incentive Stock Options is the Maximum Limitation.

SECTION SIX. ELIGIBILITY

Eligible Employees and Non-Employee Directors of the Company and its Subsidiaries (including officers or salaried full-time employees who are members of the Board) shall be eligible to receive Awards. Subject to the provisions of the Plan, the Committee shall from time to time select from such eligible persons those to whom Awards shall be granted and determine the amount of such Awards. In no event shall the existence of this Plan create an obligation or duty of the Committee or the Company to grant an Award to any person under this Plan.

SECTION SEVEN. RESTRICTED STOCK AND RESTRICTED STOCK UNITS

A. Grant of Restricted Stock.

The Committee may grant an Award of one or more Shares of Restricted Stock to any Eligible Employee or Non-Employee Director. A Restricted Stock Award made pursuant to this Section Seven shall be in the form of Shares, restricted as provided herein. The Restricted Stock shall be issued in the name of the Participant and shall bear a restrictive legend prohibiting sale, transfer, pledge or hypothecation of the Restricted Stock until the expiration of the restriction period, or shall be placed in escrow or other custodial arrangements prohibiting such sale, transfer, pledge or hypothecation. The Committee may also impose such other restriction and conditions on the restricted stock as it deems appropriate. Upon issuance to the Participant of Restricted Stock, the Participant shall have the right to vote the Restricted Stock.

B. Grant of Restricted Stock Units.

The Committee may grant an Award of one or more Restricted Stock Units to any Eligible Employee or Non-Employee Director. Such grant of Restricted Stock Units may be made in connection with or separate from a grant of Restricted Stock.

The Company shall establish an account ("RSU Account") on its books for each Participant who receives a grant of Restricted Stock Units. Restricted Stock Units shall be credited to the Participant RSU Account as of the Date of Grant of such Restricted Stock Units. RSU Accounts shall be maintained for recordkeeping purposes only and the Company shall not be obligated to segregate or set aside assets representing securities or other amounts credited to RSU Accounts. The obligation to make distributions of securities or other amounts credited to RSU Accounts shall be an unfunded, unsecured obligation of the Company.

The Committee may also impose such other restriction and conditions on the Restricted Stock Units as it deems appropriate.


Proxy Statement

A Participant shall have no voting rights with respect to any Shares underlying the Restricted Stock Units unless and until such time as the Shares underlying the RSUs are issued.

Except as otherwise provided in an Award Agreement, whenever dividends are paid or distributions are made with respect to Shares, Dividend Equivalents shall be credited to RSU Accounts on all Restricted Stock Units credited thereto, as of the record date for such dividend or distribution. Such Dividend Equivalents shall be credited to the RSU Account either (i) in the form of additional Restricted Stock Units (in a number determined by dividing the aggregate value of such Dividend Equivalents by the Fair Market Value of a Share at the payment date of such dividend or distribution) or (ii) deferred cash. Any additional RSUs or deferred cash amounts shall be subject to the same restrictions and other terms as apply to the RSUs with respect to which such Dividend Equivalents are credited and in no event will the payment of such property or deferred cash be made before the underlying RSUs are payable.

The Company shall settle an RSU Account by delivering to the holder thereof (which may be the Participant or his or her beneficiary, as applicable) a number of Shares equal to the whole number of Shares underlying the Restricted Stock Units then credited to the Participant RSU Account (or a specified portion in the event of any partial settlement); provided that any fractional Shares underlying Restricted Stock Units remaining in the RSU Account on the settlement date shall be distributed in cash in an amount equal to the Fair Market Value of a Share as of the settlement date multiplied by the remaining fractional Restricted Stock Unit. Subject to any deferral election made by the Participant, the "settlement date" for all Restricted Stock Units credited to the Participant's RSU Account and that otherwise have not been forfeited shall be when restrictions applicable to an Award of Restricted Stock Units have lapsed in accordance with the terms of the Award Agreement; provided, however, to the extent an RSU is subject to Code Section 409A, no settlement shall be made on account of a disability unless such disability meets the definition of "disability" as defined in Code Section 409A(a)(2)(C)(i)), and no settlement shall be made on account of a retirement or termination of employment unless such retirement or termination of employment constitutes a "separation from service" (as provided in Code Section 409A(a)(2)(A)(i)).

C. Restriction Period.

At the time Restricted Stock or Restricted Stock Units are granted, the Committee shall establish a restriction period applicable to such Award which shall not be less than one year nor more than ten years. The restriction period and the restrictions imposed may be based on the achievement of specific performance goals, time-based restrictions following the achievement of specific performance goals, restrictions based on the occurrence of a specified event, and/or restrictions under applicable securities laws. Each Restricted Stock Award or Restricted Stock Unit Award may have a different restriction period or a different type of restrictions at the discretion of the Committee. Except with respect to Restricted Stock Awards or Restricted Stock Unit Awards made to new hires or in connection with other special one-time circumstances, any time-based restrictions (other than time-based restrictions following the achievement of specific performance goals) shall remain in effect (in whole or in part) at least until the third anniversary of the Date of Grant; provided, however, in the event of a Participant's death, Disability, retirement, or a termination of employment following a Change in Control, all or a portion of the Award may become fully vested as is provided for (i) in this Plan, (ii) in an Award Agreement or (iii) by a determination of the Committee. In the case of Restricted Stock or RSUs awarded based on performance in a performance period, the performance period will not be less than one year.

D. Forfeiture.

Except as otherwise provided for in this Plan or determined by the Committee, upon the termination of employment of a Participant holding Restricted Stock or RSUs for any reason during the period of time in which some or all of the Shares are subject to restrictions, all Shares of Restricted Stock and all RSUs held by the Participant and still subject to restriction will be forfeited by the Participant and, in the case of Shares of Restricted Stock, reacquired by the Company; provided that in the event of a Participant's retirement, Disability, death, or in cases of special circumstances, the Committee may, in its discretion, waive in whole or in part any or all of the remaining restrictions or conditions with respect to the Participant's Shares of Restricted Stock or RSUs.

E. Payout of Award.

Upon completion of the restriction period and satisfaction of any other restrictions required by the Award, all restrictions on the Restricted Stock and RSUs will expire and certificates representing the underlying Shares will be issued to the Participant.

SECTION EIGHT. STOCK OPTION

A. Grant of Option.

The Committee may grant an Award of one or more Options to any Eligible Employee or Non-Employee Director.

B. Stock Option Agreement.

Each Option granted under the Plan shall be evidenced by an Award Agreement between the Company and the Participant containing such terms and conditions as may be determined by the Committee, including, without limitations, provisions to qualify Incentive Stock Options as such under Section 422 of the Code; provided, however, that each Stock Option shall be subject to the following terms and conditions: (i) the Options are exercisable either in total or in part with a partial exercise not affecting the exercisability of the balance of the Option; (ii) every Share purchased through the exercise of an Option shall be paid for in full at the time of the exercise; (iii) each Option shall cease to be exercisable, as to any Share, at the earliest of (a) the Participant's purchase of the Shares to which the Option relates, (b) the exercise of a related LSAR, or (c) the lapse of the Option; and (iv) Options shall not be transferable by the Participant other than by will or the laws of descent and distribution or pursuant to a domestic relations order validly issued and approved by a Court of proper jurisdiction. Non-Employee Directors shall be ineligible to receive Incentive Stock Options. Except with respect to Option Awards made to new hires or in connection with other special one-time circumstances, in no event shall an Option that is subject to a time-based minimum exercise or vesting schedule (other than a time-based exercise or vesting schedule following the achievement of specific performance goals) be fully exercisable/ vested earlier than the third anniversary of the Date of Grant; provided, however, in the event of a Participant's death, Disability, retirement, or a termination of employment following a Change in Control, all or a portion of the Award may become fully exercisable/vested as is provided for (i) in this Plan, (ii) in an Award Agreement or (iii) by a determination of the Committee.

C. Option Price.

The Option Price per Share shall be set by the grant, but shall not be less than 100 percent of the Fair Market Value at the Date of Grant.

D. Form of Payment.

At the time of an exercise of an Option, the Option Price shall be payable in any manner allowed under applicable law and as permitted by the Committee, including, but not limited to:

(i) Cash or certified bank check;


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(ii) By delivery to the Company Shares then owned by the Participant, the Fair Market Value of which equals the purchase price of the Shares purchased pursuant to the Option, properly endorsed for transfer to the Company; provided, however, that Shares used for this purpose must have been held by the Holder for such minimum period of time as may be established from time to time by the Committee; and provided further that the Fair Market Value of any Shares delivered in payment of the purchase price upon exercise of the Options shall be the Fair Market Value as of the exercise date, which shall be the date of delivery of the Shares used as payment of the Option Price;

In lieu of actually surrendering to the Company the Shares then owned by the Participant, the Committee may, in its discretion permit the Participant to submit to the Company a statement affirming ownership by the Participant of such number of Shares and request that such Shares, although not actually surrendered, be deemed to have been surrendered by the Participant as payment of the exercise price;

(iii) For any Participant other than an Executive Officer or except as otherwise prohibited by the Committee, by payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board;

(iv) By a "net exercise" arrangement pursuant to which the Company will not require a payment of the Option Price but will reduce the number of Shares of common stock issued upon the exercise by the largest number of whole Shares that has a Fair Market Value on the date of exercise that does not exceed the aggregate Option Price. With respect to any remaining balance of the aggregate Option Price, the Company will accept a cash payment from the Participant; or

(v) Any combination of the consideration provided in the foregoing subsections (i), (ii), (iii) and (iv).

E. Other Terms and Conditions.

Each Option shall become exercisable in such manner and within such Option Period or periods not to exceed ten years from its Date of Grant, as set forth in the Stock Option Agreement.

F. Lapse of Option.

An Option will lapse upon the first occurrence of one of the following circumstances: (i) ten years from the Date of Grant; (ii) three months following the Participant's Date of Retirement; (iii) at the time of a Participant's Termination (other than in connection with a Change in Control as provided in Section Thirteen); (iv) at the expiration of the Option Period set by the grant; or (v) twelve months from the Date of Disability. If, however, the Participant dies within the Option Period and prior to the lapse of the Option, the Option shall lapse unless it is exercised within the Option Period or twelve months from the date of the Participant's death, whichever is earlier, by the Participant's legal representative or representatives or by the person or persons entitled to do so under the Participant's will or, if the Participant shall fail to make testamentary disposition of such Option or shall die intestate, by the person or persons entitled to receive said Option under the applicable laws of descent and distribution.

G. Rights as a Stockholder.

A participant or a transferee of a Participant shall have no rights as a stockholder with respect to any Shares covered by an Option, until the date the Option is exercised, except as provided in Section Fifteen A.

H. Early Disposition of Common Stock.

If a Participant shall engage in a disqualifying disposition (as such term or successor term is then used under the Code) with respect to any Shares purchased pursuant to an Incentive Stock Option (presently within one year from the date the Shares were acquired or within two years from the Date of Grant of the Option), then, to provide the Company with the opportunity to claim the benefit of any income tax deduction which may be available to it under the circumstances, the Participant shall, within ten days of such disposition, notify the Company of the dates of acquisition and disposition of such Shares, the number of Shares so disposed and the consideration, if any, received therefore.

I. Individual Dollar Limitations.

The aggregate Fair Market Value (determined at the time of Award) of the common stock, with respect to which an Incentive Stock Option is exercisable for the first time by a Participant during any calendar year (whether under this Plan or another plan or arrangement of the Company) shall not exceed $100,000 (or such other limit as may be in effect under the Code on the date of Award).

J. No Obligation to Exercise Option.

The granting of an Option shall impose no obligation on the Participant to exercise such Option.

K. No Repricing of Options Unless Repricing Subject to Stockholder Approval.

In no event may the Committee grant Options in replacement of Options previously granted under this Plan or any other compensation plan of the Company, or may the Committee amend outstanding Options (including amendments to adjust an Option Price) unless such replacement or adjustment (i) is subject to and approved by the Company's stockholders or (ii) would not be deemed to be a repricing under the rules of the New York Stock Exchange.

SECTION NINE. STOCK APPRECIATION RIGHTS AND LIMITED STOCK APPRECIATION RIGHTS

A. Grant of Stock Appreciation Rights and Limited Stock Appreciation Rights.

The Committee, at any time and from time to time, may grant SARs to any Eligible Employee or Non-Employee Director either alone or in addition to other Awards granted under the Plan. SARs may, but need not, be granted in connection with a specific Option. Any SAR related to a Non-Qualified Option may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option, but in no event may the Strike Price of a SAR granted related to a nonqualified option be less than the Option Price of the related nonqualified option. Any SAR related to an Incentive Stock Option must be granted at the same time such Option is granted. The Committee may impose such conditions or restrictions on the exercise of any SAR as it shall deem appropriate. In no event may the compensation payable under a SAR be greater than the excess of the Fair Market Value of the Share on the date the SAR is exercised over the Fair Market Value of the Share on the date of grant of the SAR. The stock appreciation right does not include any feature for the deferral of compensation other than the deferral of recognition of income until the exercise of the stock appreciation right.

The Committee may grant LSARs to any Eligible Employee or Non-Employee Director provided that the Eligible Employee or Non-Employee Director is holding an Option granted under the Plan. LSARs may be granted with respect to an Option at the time of the Option grant or any time thereafter up to six months prior to the Option's expiration.


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B. SAR Agreements.

Each SAR shall be evidenced by an Award Agreement in such form as the Committee may approve, which shall contain such terms and conditions not inconsistent with the provisions of the Plan as shall be determined from time to time by the Committee. Unless otherwise provided in the Award Agreement, (i) no SAR grant shall have a term of more than ten (10) years from the date of grant of the SAR, and (ii) SARs granted in tandem with Options shall vest at the same time and in the same proportions as the underlying Options. Except with respect to SAR Awards made to new hires or in connection with other special one-time circumstances, in no event shall a SAR that is subject to a time-based minimum exercise or vesting schedule (other than a time-based exercise or vesting schedule following the achievement of specific performance goals) be fully exercisable/vested earlier than the third anniversary of the Date of Grant; provided, however, in the event of a Participant's death, Disability, retirement, or a termination of employment following a Change in Control, all or a portion of the Award may become fully exercisable/vested as is provided for (i) in this Plan, (ii) in an Award Agreement or (iii) by a determination of the Committee.

C. Strike Price.

The Strike Price of a SAR shall be determined by the Committee in its sole discretion; provided that the Strike Price shall not be less than the lesser of 100 percent of the Fair Market Value of a Share on the Date of Grant of the SAR or the Option Price under the nonqualified Option to which the SAR relates.

D. Exercise and Payment.

Except as may otherwise be provided by the Committee in an Award Agreement, SARs shall be exercised by the delivery of a written notice to the Company, setting forth the number of Shares with respect to which the SAR is to be exercised. Payments made in connection with the exercise of a SAR shall be made on or as soon as administratively practicable following the exercise date. Any payment by the Company in respect of a SAR may be made in cash, Shares, other property, or any combination thereof, as the Committee, in its sole discretion, shall determine.

E. Exercise of Limited Stock Appreciation Rights.

LSARs will be automatically exercised one day after the Participant's termination of employment event giving rise to the exercise pursuant to Section Thirteen. An LSAR cannot be exercised in any other manner. Notwithstanding the above, an LSAR may only be exercised if the event giving rise to the exercise occurred no earlier than six months after the date of the grant of the LSAR and the Option to which it relates has not previously been exercised.

The exercise of an LSAR will cancel any related Option and allow the holder to receive in cash an amount equal to the excess of the Fair Market Value on the date of exercise of one Share over the Option Price, multiplied by the number of Shares covered by the related Option.

In the event of an exercise of an LSAR, the number of Shares reserved for issuance shall be reduced by the number of Shares covered by the Stock Option Award.

SECTION TEN. BONUS SHARES AND PERFORMANCE SHARES

A. Grant of Bonus Shares

Subject to the terms of the Plan, the Committee may grant Bonus Shares to any Eligible Employee or Non-Employee Director, in such amount and upon such terms and at any time and from time to time as shall be determined by the Committee.

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B. Grant of Performance Shares.

The Committee may grant an Award of one or more Performance Shares to any Eligible Employee or Non-Employee Director.

A Performance Share is the right to receive a payment from the Company with respect to such Performance Share subject to satisfaction of such terms and conditions as the Committee may determine. Performance Shares shall be credited to a Performance Share account to be maintained for each Participant. Each Performance Share shall be deemed to be equivalent of one Share. The Award of Performance Shares under the Plan shall not entitle the participant to any interest in or to any dividend, voting, or other rights of a stockholder of the Company.

A grant of Performance Shares may be made by the Committee during the term of the Plan, even if the applicable Award Period extends beyond the term of the Plan.

The Participant shall be entitled to receive payment for each Performance Share of an amount based on the achievement of performance measures for such Award Period as determined by the Committee. During or before the Award Period, the Committee shall have the right to establish requirements or other criteria for measuring such performance.

C. Form and Timing of Payment.

Unless a Performance Share Award Agreement is specifically amended to comply with the conditions under Code Section 409A to avoid the additive income taxes imposed thereunder, any payment relating to Performance Shares shall be made as soon as practicable following the end of the Award Period but in no event will any payment relating to Performance Shares be made later than the last day of the applicable 2½ month period set forth in Treasury Regulations 1.409A-1(a)(4).

The payment to which a Participant shall be entitled at the end of an Award Period shall be a dollar amount equal to the number of Performance Shares earned, multiplied by the Fair Market Value of a Share determined as of the business day immediately preceding the date of payment. Payment shall normally be made in Shares. The Committee, however, in its sole discretion, may authorize payment in such combinations of cash and Shares or all in cash as it deems appropriate.

D. Forfeiture.

Except as provided in Section Thirteen or in special circumstances as otherwise determined by the Committee including, without limitation, a Participant's retirement, Disability or death, (i) upon the termination of employment of a Participant holding Performance Shares for any reason before some or all of the Performance Shares have been paid, all Performance Shares (other than any vested Performance Shares for which a valid deferral election has been made and which are scheduled to be paid in the future) which have not been paid will be forfeited by the Participant. In special circumstances as otherwise determined by the Committee including, without limitation, the Participant's retirement, Disability or death, the Committee may, in its sole discretion, (i) accelerate payment with respect to some or all of the Performance Shares, (ii) provide that the payout of any Performance Shares will be prorated for service during the Award Period and paid at the end of the Award Period, or (iii) provide that a Participant is entitled to a full payout (or less than full payout) at the end of the Award Period of all Performance Shares based on the level of achievement of the established performance goals.

E. Dividend Equivalents.

The Committee may provide in an Award Agreement that, as of the date any dividend is paid to holders of Shares, one of more Performance Share shall also be credited with a hypothetical cash credit equal to the per Share dividend paid on a Share. Unless otherwise provided in an Award Agreement, if the Award Agreement provides for the payment of Dividend Equivalents, such Dividend Equivalents will be equal to the dividends paid during the entire Award Period for which


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the Performance Shares relate and not just that period of time after the Performance Shares were granted. At the end of an Award Period and provided the Performance Shares have not been forfeited in accordance with the terms of this Plan, the Participant shall be paid, in a lump sum cash payment, the aggregate amount of such hypothetical dividend equivalents.

SECTION ELEVEN. PERFORMANCE AWARDS; SECTION 162(m) PROVISIONS.

A. Terms of Performance Awards.

The Committee may grant one or more Performance Awards to any Eligible Employee or Non-Employee Director.

Except as provided in Section Thirteen, Performance Awards will be issued or granted, or become vested or payable, only after the end of the relevant Award Period. The performance goals to be achieved for each Award Period and the amount of the Award to be distributed upon satisfaction of those performance goals shall be conclusively determined by the Committee. When the Committee determines whether a performance goal has been satisfied for any Award Period, the Committee, where the Committee deems appropriate, may make such determination using calculations which alternatively include and exclude one, or more than one, "extraordinary items" as determined under U.S. generally accepted accounting principles ("GAAP"), and the Committee may determine whether a performance goal has been satisfied for any Award Period taking into account the alternative which the Committee deems appropriate under the circumstances. The Committee also may establish performance goals that are determined using GAAP or other non-GAAP financial measures and may exclude or take into account mark-to-market gains and losses on energy contracts, any unusual or non-recurring items, including the charges or costs associated with restructurings of the Company, discontinued operations, and the cumulative effects of accounting changes and, further, may take into account any unusual or non-recurring events affecting the Company, changes in applicable tax laws or accounting principles or such other items and factors as the Committee may determine reasonable and appropriate under the circumstances (including any factors that could result in the Company's paying non-deductible compensation to an Employee or Non-Employee Director).

B. Performance Goals.

If an Award is subject to this Section Eleven, then the lapsing of restrictions thereon, or the vesting thereof, and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee which shall be based on the attainment of one or any combination of the following metrics (the "Performance Measures") (which may be calculated on a GAAP or non-GAAP basis), which may be established on an absolute or relative basis for the Company as a whole or any of its subsidiaries, operating divisions or other operating units, and which may be measured in the aggregate or on a per Share basis:

1. Earnings measures, including net earnings on either a LIFO, FIFO or other basis;
2. Operating measures, including operating income, operating earnings, operating margin, funds from operations and operating measures determined on an absolute basis or relative to another Performance Measure such as total adjusted debt;
3. Income or loss measures, including net income or net loss;
4. Cash flow measures, including cash flow or free cash flow and measures based on all operations or a designated segment of operations;
5. Revenue measures;

6. Measures based on reductions in expense levels, including measures determined either on a Company-wide basis or in respect of any one or more subsidiaries or business units;
7. Operating and maintenance cost management and employee productivity measures, including measures based on an Equivalent Availability Factor (EAF) for coal and nuclear divisions;
8. Return measures, including stockholder return, return on assets, investments, equity, or sales, and whether determined on an absolute basis or relative to another performance measure or industry peer group (e.g., Edison Electric Institute (EEI) index);
9. Growth or rate of growth in any of the Performance Measures set forth herein;
10. Share price (including attainment of a specified per-share price during the Award Period; growth measures and total stockholder return or attainment by the Shares of a specified price for a specified period of time);
11. Strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market share, market penetration, geographic business expansion goals, objectively identified project milestones, production volume levels, and cost targets;
12. Accomplishment of, or goals related to, mergers, acquisitions, divestitures, dispositions, public offerings or similar extraordinary business transactions;
13. Achievement of business or operational goals such as market share and/or business development and/or customer objectives; and/or
14. Achievement of credit ratings or certain credit quality levels;

provided that applicable Performance Measures may be applied on a pre- or post-tax basis; and provided further that the Committee may, when the applicable Performance Measures are established, provide that the formula for such Performance Measures may include or exclude items to measure specific objectives, including but not limited to losses from discontinued operations, extraordinary gains or losses, the cumulative effect of accounting changes, acquisitions or divestitures, foreign exchange impacts, mark-to-market gains and losses from energy contracts, and any unusual, nonrecurring gain or loss. In addition to the foregoing Performance Measures, the Performance Measures shall also include any performance goals which are set forth in a Company bonus or incentive plan, if any, which has been approved by the Company's stockholders, which are incorporated herein by reference. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Code Section 162(m).

C. Adjustments.

Except as provided in Section Fifteen I and Section Thirteen or as provided for in the immediately following sentence, with respect to any Award that is subject to this Section Eleven, the Committee may not adjust upwards the amount payable pursuant to such Award, nor may it waive the achievement of the applicable performance goals except in the case of the death or Disability of the Participant. The Committee may, at the time it initially establishes one or more Performance Measures, provide that the amount payable upon achievement of such Performance Measures may be increased in the discretion of the Committee or that the achievement of the applicable Performance Measures may be waived. If the Committee does not specifically provide for such flexibility at the time it establishes a Performance Measures, the Committee will not be permitted to adjust upwards the amount payable pursuant to the Award nor waive the achievement of the applicable Performance Measures except in the case of the death or Disability of the Participant.


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D. Other Restrictions.

The Committee shall have the power to impose such other restrictions on Awards subject to this Section Eleven as it may deem necessary or appropriate to insure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Code Section 162(m)(4)(B).

E. Section 162(m) Limitations.

Notwithstanding any other provision of this Plan, if the Committee determines at the time any Award is granted to a Participant that such Participant is, or is likely to be at the time he or she recognizes income for federal income tax purposes in connection with such Award, a Covered Employee, then the Committee may provide that this Section Eleven is applicable to such Award.

SECTION TWELVE. DIRECTOR SHARES AND DIRECTOR DEFERRED SHARE UNITS

A. Election to Receive Award of Director Shares or Director Deferred Share Units.

Each Non-Employee Director may elect to have his/her Director Equity Payment Fees (i) paid on a current basis in the form of Director Shares, or, pursuant to this Section Twelve, on a deferred basis. Any election to have Director Equity Payment Fees converted into Director Deferred Share Units and paid on a deferred basis shall be made in accordance with Section Twelve B below. In the absence of any election made by a Non-Employee Director, all Director's Equity Payment Fees will be paid on a current basis though the issuance of Director Shares.

B. Timing of Election to Convert Director Equity Payment Fees.

Each Non-Employee Director that desires to convert all or a portion of his or her Director Equity Payment Fees into Director Deferred Share Units shall make such conversion election on the Director's Deferred Equity Payment Election Form (the "Election Form") and file such Election Form with the Plan Administrator before the first day of the calendar year in which services related to the Director Equity Payment Fees to be converted are to be performed. Any Election Form delivered by a Non-Employee Director shall be irrevocable with respect to any Director Equity Payment Fees covered by the elections set forth therein. Such Election Form shall remain in effect for subsequent calendar years until a written notice to revise the Election Form is delivered to the Plan Administrator before the first day of the calendar year in which the services related to the Director Equity Payment Fees subject to the revision are performed. As of each December 31, the election becomes irrevocable with respect to Director Equity Payment Fees payable with respect to services performed in the immediately following calendar year.

Notwithstanding the preceding paragraph, an election made by an individual in the calendar year in which he or she first becomes a Non-Employee Director may be made pursuant to an Election Form delivered to the Company within thirty (30) days after the date on which he or she becomes a Non-Employee Director and shall be effective with respect to Director Equity Payment Fees earned from and after the date such Election Form is delivered to the Company.

C. Director Equity Payment Fees Conversion Into Director Deferred Share Units.

Any Director Equity Payment Fees that are to be converted into Director Deferred Share Units shall be so converted on each day the Director Equity Payment Fees would otherwise have been payable to the Director. The number of Director Deferred Share Units to be granted to a Non-Employee Director shall be equal to the number of Shares that otherwise would have been payable on such day to the Director.

D. Director Deferred Share Units Account.

The Company will create and maintain on its books a Director Deferred Share Unit Account for each Non-Employee Director who has made an election to convert Director Equity Payment Fees into Director Deferred Share Units. The Company will credit to such account the number of Director Deferred Share Units earned pursuant to the Non-Employee's Director's conversion election.

E. Dividends.

As of the date any dividend is paid to holders of Shares, each Director Deferred Share Unit Account, regardless of whether the Non-Employee Director is then a Director, will be credited with additional Director Deferred Share Units equal to the number of Shares that could have been purchased with the amount which would have been paid as dividends on a number of Shares (including fractions of a share to three decimals) equal to the number of Director Deferred Share Units credited to such Director Deferred Share Unit Account as of the record date applicable to such dividend. The number of additional Director Deferred Share Units to be credited will be calculated to three decimals by dividing the amount which would have been paid as dividends by the Fair Market Value of one Share as of the applicable dividend payment date. In the case of dividends paid in property other than cash, the amount of the dividend shall be deemed to be the fair market value of the property at the time of the payment of the dividend, as determined in good faith by the Committee.

F. Distribution of Director Deferred Share Units.

On the January 31st next following the date the Non-Employee Director's service on the Board terminates for any reason, all of a Non-Employee Director's Director Deferred Share Units credited to the Non-Employee's Director Deferred Share Unit Account shall be converted into an equal amount of Shares and all whole Shares shall be distributed, in kind, to the Non-Employee Director, or to his beneficiaries in the event of his death, in a single lump sum. Any fractional Deferred Share Unit shall be paid in cash, calculated by multiplying the fractional Deferred Share Unit by the Fair Market Value of the Shares as of the business day immediately preceding the date of distribution.

G. Director Deferred Share Unit Status.

Except for purposes of the Company's Director Stock Ownership guidelines, Director Deferred Share Units are not, and do not constitute, Shares, and no right as holder of Shares devolves upon a Non-Employee Director by reason of having Director Share Units credited to his or her account.

SECTION THIRTEEN. CHANGE IN CONTROL

Except where the Committee expressly provides otherwise that no accelerated vesting or exercisability shall occur in connection with a termination following a Change in Control, in the event that, within the period commencing on a Change in Control (as defined below) of the Company and ending on the second anniversary of the Change in Control, a Participant's employment with the Company or one of its affiliates is terminated other than for Cause, or the Participant voluntarily resigns for Good Reason, then (i) all Stock Options then outstanding shall become fully exercisable unless LSARs were granted in connection with the Stock Options which in such event all LSARs will be automatically exercised as provided for in Section Nine herein; (ii) all restrictions (other than restrictions imposed by law) and conditions of all Restricted Stock Awards then outstanding shall be deemed satisfied as of the date of the Participant's termination of employment; and (iii) all Performance Share Awards shall be deemed to have been fully earned as of the date of the Participant's termination of employment, subject to the limitation that any Award which has been outstanding less than six months on the date of the Participant's termination of employment shall not


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be afforded such treatment. Notwithstanding the above paragraph, if a Participant is a "specified employee," as defined in Code section 409A(a)(1)(B)(i) and the payment of any Performance Share Awards would be required under Code section 409A to be delayed for a minimum of six months following the Participant's termination of employment, the payment of any Performance Share Awards shall be so delayed.

For purposes of this Plan, a "Change in Control" means the occurrence of one of the following events, whether in a single transaction or a series of related transactions:

1. any Person (as such term is defined in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the Beneficial Owner (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates other than in connection with the acquisition by the Company or its affiliates of a business) representing 35 percent or more of either the then outstanding Shares of the Company or the combined voting power of the Company's then outstanding securities; or

2. the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A under the Exchange Act) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (⅔) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved; or

3. the consummation of a merger, consolidation, reorganization or similar corporate transaction of the Company, whether or not the Company is the surviving corporation in such transaction, other than (A) a merger, consolidation, or reorganization that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company, at least 60 percent of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger, consolidation or reorganization, or (B) a merger, consolidation or reorganization effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its affiliates other than in connection with the acquisition by the Company or its affiliates of a business) representing 20 percent or more of either the then outstanding Shares of the Company or the combined voting power of the Company's then outstanding securities; or

4. the occurrence of, or the stockholders of the Company approve a Plan of, a complete liquidation or dissolution of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition of all or substantially all of the Company's assets to an entity, at least 60 percent of the combined voting power of the voting securities of which are owned by Persons in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, no "Change in Control" shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the common stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

SECTION FOURTEEN. AMENDMENT OF PLAN

The Board may at any time and from time to time alter, amend, suspend or terminate the Plan in whole or in part, except (i) no such action may be taken without shareholder approval which increases the number of Shares which may be issued pursuant to the Plan (except as provided in Section Fifteen I), extends the period for granting Options under the Plan, modifies the requirements as to eligibility for participation in the Plan, or requires shareholder approval under any law or regulation in effect at the time such amendment is proposed for adoption; (ii) no such action may be taken without the consent of the Participant to whom any Award shall theretofore have been granted, which materially and adversely affects the rights of such Participant concerning such Award, except as such termination or amendment of the Plan is required by statute, or rules and regulations promulgated thereunder; and (iii) no such action may be taken if the proposed amendment must be in the discretion of the Committee to comply with the disinterested administration requirements of Rule 16b-3 under the Exchange Act.

SECTION FIFTEEN. MISCELLANEOUS PROVISIONS

A. Dividends.

The recipient of an Award may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, dividends or their equivalents, with respect to the number of Shares covered by the Award and subject to the terms and conditions of the Plan and any applicable Award Agreement.

B. Nontransferability.

No benefit provided under this Plan shall be subject to alienation or assignment by a Participant (or by any person entitled to such benefit pursuant to the terms of this Plan), nor shall it be subject to attachment or other legal process of whatever nature. Any attempted alienation, assignment or attachment shall be void and of no effect whatsoever. Notwithstanding the above, Stock Options and LSARs may be transferred as provided in any Stock Option Agreement.

Payment shall be made only into the hands of the Participant entitled to receive the same or into the hands of the Participant's authorized legal representative. Deposit of any sum in any financial institution to the credit of any Participant (or of a person entitled to such sum pursuant to the terms of this Plan) shall constitute payment into the hands of that Participant (or such person).

C. No Employment Right.

Neither this Plan nor any action taken hereunder shall be construed as giving any right to be retained as an officer or employee of the Company or any of its Subsidiaries.

D. Tax Withholding.

The Company shall be authorized to withhold under the Plan the amount of withholding taxes due in respect of an Award or payment hereunder and to take such other actions as may be necessary in the opinion of the Company to satisfy all obligations for the payment of taxes. Such withholding may be deducted in cash from the value of any Award.

The Committee in its sole discretion may provide that when taxes are to be withheld in connection with the exercise of an Option or of a SAR, or upon the lapse of restrictions on an Award, or upon payment of Performance Shares or any other benefit or right under this Plan (the Exercise


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Date, date such restrictions lapse or the date of such payment of Performance Shares or any other benefit or right occurs hereinafter referred to as the "Tax Date"), the Participant may elect to make payment for the withholding of federal, state and local taxes, including Social Security and Medicare ("FICA") taxes by one or a combination of the following methods:

(i) payment of an amount in cash equal to the amount to be withheld;

(ii) requesting the Company to withhold from those Shares that would otherwise be received upon exercise of the Option or the SAR payable in Shares, or upon the lapse of restrictions on an Award or upon payment of Performance Shares or any other benefit or right paid in Shares, a number of Shares having a Fair Market Value on the Tax Date equal to the amount to be withheld; or

(iii) withholding from any compensation otherwise due to the Participant.

The Committee in its sole discretion may provide that the maximum amount of tax withholding upon exercise of an Option or a SAR payable in Shares, or upon the lapse of restrictions on an Award, or upon payment of Performance Shares or any other benefit or right paid in Shares to be satisfied by withholding Shares pursuant to clause (iii) above shall not exceed the minimum amount of taxes, including FICA taxes, required to be withheld under federal, state and local law. An election by Participant under this subsection is irrevocable. Any fractional Share amount and any additional withholding not paid by the withholding or surrender of Shares must be paid in cash. If no timely election is made, the Participant must deliver cash to satisfy all tax withholding requirements. Notwithstanding the foregoing, the Committee has the continuing authority to require a Participant to pay withholding taxes in cash regardless of the Participant's prior election to satisfy such withholding taxes in Shares.

Any Grantee who makes a disqualifying disposition (as referenced in Section Eight H, or an election under Section 83(b) of the Code with respect to a Restricted Stock Award shall remit to the Company an amount sufficient to satisfy all resulting tax withholding requirements, if any, in the same manner as set forth above.

E. Fractional Shares.

Any fractional Shares shall be eliminated at the time of payment or payout by rounding down for fractions of less than one-half and rounding up for fractions equal to or more than one-half. No cash settlements shall be made with respect to fractional Shares eliminated by rounding.

F. Government and Other Regulations.

The obligation of the Company to make payment of Awards in common stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by any government agencies as may be required. Except as required by law, the Company shall be under no obligation to register under the Act, any of the Shares of common stock issued, delivered or paid in settlement under the Plan. If common stock granted under the Plan may in certain circumstances be exempt from registration under the Act, the Company may restrict its transfer in such manner as it deems advisable to ensure such exempt status.

G. Indemnification.

Each person who is or at any time serves as a member of the Committee shall be indemnified and held harmless by the Company against and from (i) any loss, cost liability, or expenses that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit, or proceeding to which such person may be a party or in which such person may be involved by reason of any action or failure to act under the Plan; and (ii) any and all amounts paid by such person in satisfaction of judgment in any such action, suit or proceeding relating to the Plan. Each person covered by this indemnification shall give the Company an opportunity, at its own expense, to handle and defend the same before such person undertakes to handle and defend it on such person's own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Restated Articles of Consolidation or By-Laws of the Company or any of its Subsidiaries, as a matter of law, or otherwise, or any power that the Company may have to indemnify such person or hold such person harmless.

H. Reliance on Reports.

Each member of the Committee shall be fully justified in relying or acting in good faith upon any report made by the independent public accountants of the Company and its Subsidiaries and upon any other information furnished in connection with the Plan. In no event shall any person who is or shall have been a member of the Committee be liable for any determination made or other action taken or any omission to act in reliance upon any such report or information or for any action taken, including the furnishing of information, or failure to act, if in good faith.

I. Changes in Capital Structure.

If, without the receipt of consideration therefore by the Company, the Company shall at any time increase or decrease the number of its outstanding Shares or change in any way the rights and privileges of such Shares such as, but not limited to, the payment of a stock dividend or any other distribution upon such Shares payable in Stock, or through a stock split, subdivision, consolidation, combination, reclassification or recapitalization involving the Shares, such that any adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then in relation to the Stock that is affected by one or more of the above events, the numbers, rights and privileges of (i) the Shares as to which Awards may be granted under the Plan, and (ii) the Shares then included in each outstanding Award granted hereunder, shall be increased, decreased or changed in like manner as if they had been issued and outstanding, fully paid and non assessable at the time of such occurrence.

If any adjustment or substitution provided for in this Section Fifteen I shall result in the creation of a fractional Share under any Award, such fractional Share shall be rounded to the nearest whole Share and fractional Shares shall not be issued.

In the case of any such substitution or adjustment affecting an Option or an LSAR, such substitution or adjustments shall be made in a manner that is in accordance with the substitution and assumption rules set forth in Treasury Regulations 1.424-1 and the applicable guidance relating to Code Section 409A.

J. Company Successors.

In the event the Company becomes party to a merger, consolidation, sale of substantially all of its assets or any other corporate reorganization in which the Company will not be the surviving corporation or in which the holders of the common stock will receive securities of another corporation, then such Company shall assume the rights and obligations of the Company under this Plan.

K. Governing Law.

All matters relating to the Plan or to Awards granted hereunder shall be governed by the laws of the State of Missouri, without regard to the principles of conflict of laws.


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L. Code Section 409A.

This Plan is intended to meet the requirements of Section 409A of the Code and may be administered in a manner that is intended to meet those requirements and will be construed and interpreted in accordance with such intent. All payments hereunder are subject to Section 409A of the Code and will be paid in a manner that will meet the requirements of Section 409A of the Code, including regulations or other guidance issued with respect thereto, such that the payment will not be subject to the excise tax applicable under Section 409A of the Code. Any provision of this Plan that would cause the payment to fail to satisfy Section 409A of the Code will be amended (in a manner that as closely as practicable achieves the original intent of this Plan) to comply with Section 409A of the Code on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A of the Code.

M. Relationship to Other Benefits.

No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing or group insurance plan of the Company or any Subsidiary, except as may be required by Federal law and regulation or to meet other applicable legal requirements.

N. Expenses.

The expenses of the Plan shall be borne by the Company and its Subsidiaries if appropriate.

O. Titles and Headings.

The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices and telephone number	I.R.S. Employer Identification Number
001-32206	**GREAT PLAINS ENERGY INCORPORATED** (A Missouri Corporation) 1200 Main Street Kansas City, Missouri 64105 (816) 556-2200	43-1916803
000-51873	**KANSAS CITY POWER & LIGHT COMPANY** (A Missouri Corporation) 1200 Main Street Kansas City, Missouri 64105 (816) 556-2200	44-0308720

Each of the following classes or series of securities registered pursuant to Section 12(b) of the Act is registered on the New York Stock Exchange:

Registrant	Title of each class	
Great Plains Energy Incorporated	Cumulative Preferred Stock par value $100 per share	3.80%
	Cumulative Preferred Stock par value $100 per share	4.50%
	Cumulative Preferred Stock par value $100 per share	4.35%
	Common Stock without par value	
	Corporate Units	

Securities registered pursuant to Section 12(g) of the Act: Kansas City Power & Light Company Common Stock without par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Great Plains Energy Incorporated Yes ☒ No ☐ Kansas City Power & Light Company Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Great Plains Energy Incorporated Yes ☐ No ☒ Kansas City Power & Light Company Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Great Plains Energy Incorporated Yes ☒ No ☐ Kansas City Power & Light Company Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Great Plains Energy Incorporated Yes ☒ No ☐ Kansas City Power & Light Company Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K.

Great Plains Energy Incorporated ☐ Kansas City Power & Light Company ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Great Plains Energy Incorporated	Large accelerated filer ☒	Accelerated filer ☐
	Non-accelerated filer ☐	Smaller reporting company ☐
Kansas City Power & Light Company	Large accelerated filer ☐	Accelerated filer ☐
	Non-accelerated filer ☒	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Great Plains Energy Incorporated Yes ☐ No ☒ Kansas City Power & Light Company Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of Great Plains Energy Incorporated (based on the closing price of its common stock on the New York Stock Exchange on June 30, 2010) was approximately $2,307,217,754. All of the common equity of Kansas City Power & Light Company is held by Great Plains Energy Incorporated, an affiliate of Kansas City Power & Light Company.

On February 22, 2011, Great Plains Energy Incorporated had 135,690,276 shares of common stock outstanding. On February 22, 2011, Kansas City Power & Light Company had one share of common stock outstanding and held by Great Plains Energy Incorporated.

Kansas City Power & Light Company meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K and is therefore filing this Form 10-K with the reduced disclosure format.

Documents Incorporated by Reference

Portions of the 2011 annual meeting proxy statement of **Great Plains Energy Incorporated** to be filed with the Securities and Exchange Commission are incorporated by reference in Part III of this report.

Form 10-K

TABLE OF CONTENTS

This combined annual report on Form 10-K is being filed by Great Plains Energy Incorporated (Great Plains Energy) and Kansas City Power & Light Company (KCP&L). KCP&L is a wholly owned subsidiary of Great Plains Energy and represents a significant portion of its assets, liabilities, revenues, expenses and operations. Thus, all information contained in this report relates to, and is filed by, Great Plains Energy. Information that is specifically identified in this report as relating solely to Great Plains Energy, such as its financial statements and all information relating to Great Plains Energy's other operations, businesses and subsidiaries, including KCP&L Greater Missouri Operations Company (GMO), does not relate to, and is not filed by, KCP&L. KCP&L makes no representation as to that information. Neither Great Plains Energy nor its other subsidiaries have any obligation in respect of KCP&L's debt securities and holders of such securities should not consider Great Plains Energy's or its other subsidiaries' financial resources or results of operations in making a decision with respect to KCP&L's debt securities. Similarly, KCP&L has no obligation in respect of securities of Great Plains Energy or its other subsidiaries.

Form 10-K

CAUTIONARY STATEMENTS REGARDING CERTAIN FORWARD-LOOKING INFORMATION

Statements made in this report that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, the outcome of regulatory proceedings, cost estimates of capital projects and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and KCP&L are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs, including but not limited to possible further deterioration in economic conditions and the timing and extent of any economic recovery; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L; changes in business strategy, operations or development plans; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Part I Item 1A Risk Factors included in this report should be carefully read for further understanding of potential risks for each of Great Plains Energy and KCP&L. Other sections of this report and other periodic reports filed by each of Great Plains Energy and KCP&L with the Securities and Exchange Commission (SEC) should also be read for more information regarding risk factors. Each forward-looking statement speaks only as of the date of the particular statement. Great Plains Energy and KCP&L undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Form 10-K

GLOSSARY OF TERMS

The following is a glossary of frequently used abbreviations or acronyms that are found throughout this report.

Abbreviation or Acronym	Definition
AFUDC	Allowance for Funds Used During Construction
ARO	Asset Retirement Obligation
BART	Best available retrofit technology
Board	Great Plains Energy Board of Directors
CAIR	Clean Air Interstate Rule
CAMR	Clean Air Mercury Rule
Clean Air Act	Clean Air Act Amendments of 1990
CO_2	Carbon dioxide
Collaboration Agreement	Agreement among KCP&L, the Sierra Club and the Concerned Citizens of Platte County
Company	Great Plains Energy Incorporated and its subsidiaries
Companies	Great Plains Energy Incorporated and its consolidated subsidiaries and KCP&L and its consolidated subsidiaries
DOE	Department of Energy
EBITDA	Earnings before interest, income taxes, depreciation and amortization
ECA	Energy Cost Adjustment
EIRR	Environmental Improvement Revenue Refunding
EPA	Environmental Protection Agency
EPS	Earnings per common share
ERISA	Employee Retirement Income Security Act of 1974, as amended
FAC	Fuel Adjustment Clause
FASB	Financial Accounting Standards Board
FERC	The Federal Energy Regulatory Commission
FGIC	Financial Guaranty Insurance Company
FSS	Forward Starting Swaps
GAAP	Generally Accepted Accounting Principles
GMO	KCP&L Greater Missouri Operations Company, a wholly owned subsidiary of Great Plains Energy as of July 14, 2008
Great Plains Energy	Great Plains Energy Incorporated and its subsidiaries
ISO	Independent System Operator
KCC	The State Corporation Commission of the State of Kansas
KCP&L	Kansas City Power & Light Company, a wholly owned subsidiary of Great Plains Energy
KDHE	Kansas Department of Health and Environment
KLT Inc.	KLT Inc., a wholly owned subsidiary of Great Plains Energy
KW	Kilowatt
kWh	Kilowatt hour
MACT	Maximum achievable control technology
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MDNR	Missouri Department of Natural Resources
MGP	Manufactured gas plant
MISO	Midwest Independent Transmission System Operator, Inc.
MPS Merchant	MPS Merchant Services, Inc., a wholly owned subsidiary of GMO
MPSC	Public Service Commission of the State of Missouri

Abbreviation or Acronym	Definition
MW	Megawatt
MWh	Megawatt hour
NERC	North American Electric Reliability Corporation
NEIL	Nuclear Electric Insurance Limited
NO_x	Nitrogen oxide
NPNS	Normal purchases and normal sales
NRC	Nuclear Regulatory Commission
OCI	Other Comprehensive Income
PCB	Polychlorinated biphenyls
PRB	Powder River Basin
QCA	Quarterly Cost Adjustment
Receivables Company	Kansas City Power & Light Receivables Company, a wholly owned subsidiary of KCP&L
RTO	Regional Transmission Organization
SCR	Selective catalytic reduction
SEC	Securities and Exchange Commission
SERP	Supplemental Executive Retirement Plan
Services	Great Plains Energy Services Incorporated, a wholly owned subsidiary of Great Plains Energy
SO_2	Sulfur dioxide
SPP	Southwest Power Pool, Inc.
Strategic Energy	Strategic Energy, L.L.C.
Syncora	Syncora Guarantee Inc.
T - Lock	Treasury Lock
WCNOC	Wolf Creek Nuclear Operating Corporation
Westar	Westar Energy, Inc., a Kansas utility company
Wolf Creek	Wolf Creek Generating Station

PART I

ITEM 1. BUSINESS

General


Form 10-K

Great Plains Energy Incorporated and Kansas City Power & Light Company are separate registrants filing this combined annual report on Form 10-K. The terms "Great Plains Energy," "Company," "KCP&L," and "Companies" are used throughout this report. "Great Plains Energy" and the "Company" refer to Great Plains Energy Incorporated and its consolidated subsidiaries, unless otherwise indicated. "KCP&L" refers to Kansas City Power & Light Company and its consolidated subsidiaries. "Companies" refers to Great Plains Energy Incorporated and its consolidated subsidiaries and KCP&L and its consolidated subsidiaries.

Information in other Items of this report as to which reference is made in this Item 1 is hereby incorporated by reference in this Item 1. The use of terms such as "see" or "refer to" shall be deemed to incorporate into this Item 1 the information to which such reference is made.

GREAT PLAINS ENERGY INCORPORATED

Great Plains Energy, a Missouri corporation incorporated in 2001 and headquartered in Kansas City, Missouri, is a public utility holding company and does not own or operate any significant assets other than the stock of its subsidiaries. Great Plains Energy's wholly owned direct subsidiaries with operations or active subsidiaries are as follows:

- KCP&L is an integrated, regulated electric utility that provides electricity to customers primarily in the states of Missouri and Kansas. KCP&L has one active wholly owned subsidiary, Kansas City Power & Light Receivables Company (Receivables Company).
- KCP&L Greater Missouri Operations Company (GMO) is an integrated, regulated electric utility that primarily provides electricity to customers in the state of Missouri. GMO also provides regulated steam service to certain customers in the St. Joseph, Missouri area. GMO wholly owns MPS Merchant Services, Inc. (MPS Merchant), which has certain long-term natural gas contracts remaining from its former non-regulated trading operations.

Great Plains Energy's sole reportable business segment is electric utility. For information regarding the revenues, income and assets attributable to the electric utility business segment, see Note 22 to the consolidated financial statements. Comparative financial information and discussion regarding the electric utility business segment can be found in Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

The electric utility segment consists of KCP&L, a regulated utility, and, since the July 14, 2008, acquisition date of GMO, GMO's regulated utility operations which include its Missouri Public Service and St. Joseph Light & Power divisions. Electric utility serves approximately 823,200 customers located in western Missouri and eastern Kansas. Customers include approximately 724,200 residences, 96,300 commercial firms, and 2,700 industrials, municipalities and other electric utilities. Electric utility's retail revenues averaged approximately 88% of its total operating revenues over the last three years. Wholesale firm power, bulk power sales and miscellaneous electric revenues accounted for the remainder of electric utility's revenues. Electric utility is significantly impacted by seasonality with approximately one-third of its retail revenues recorded in the third quarter. Electric utility's total electric revenues were 100% of Great Plains Energy's revenues over the last three years. Electric utility's net income accounted for approximately 111%, 104% and 119% of Great Plains Energy's income from continuing operations in 2010, 2009 and 2008, respectively.

Regulation
KCP&L and GMO are regulated by the Public Service Commission of the State of Missouri (MPSC), and KCP&L is also regulated by The State Corporation Commission of the State of Kansas (KCC), with respect to retail rates, certain accounting matters, standards of service and, in certain cases, the issuance of securities, certification of facilities and service territories. KCP&L and GMO are also subject to regulation by the Federal Energy Regulatory Commission (FERC), with respect to transmission, wholesale sales and rates, and other matters, the Southwest Power Pool, Inc. (SPP) and the North American Electric Reliability Corporation (NERC). KCP&L has a 47% ownership interest in the Wolf Creek Generating Station (Wolf Creek), which is subject to regulation by the Nuclear Regulatory Commission (NRC), with respect to licensing, operations and safety-related requirements.

Missouri and Kansas jurisdictional retail revenues averaged approximately 71% and 29%, respectively, of electric utility's total retail revenues over the last two years. See Item 7 MD&A, Critical Accounting Policies section and Note 6 to the consolidated financial statements for additional information concerning regulatory matters.

Competition
Missouri and Kansas continue on the fully integrated utility model and no legislation authorizing retail choice has been introduced in Missouri or Kansas for several years. As a result, electric utility does not compete with others to supply and deliver electricity in its franchised service territory, although other sources of energy can provide alternatives to electric utility customers. If Missouri or Kansas were to pass and implement legislation authorizing or mandating retail choice, electric utility may no longer be able to apply regulated utility accounting principles to deregulated portions of its operations and may be required to write off certain regulatory assets and liabilities.

Electric utility competes in the wholesale market to sell power in circumstances when the power it generates is not required for customers in its service territory. In this regard, electric utility competes with owners of other generating stations and other power suppliers, principally utilities in its region, on the basis of availability and price. Electric utility's wholesale revenues averaged approximately 10% of its total revenues over the last three years.

Power Supply
Electric utility has over 6,600 MWs of generating capacity. The projected peak summer demand for 2011 is 5,590 MW. Electric utility expects to meet its projected capacity requirements through 2014 with its generation assets and capacity purchases.

KCP&L and GMO are members of the SPP. SPP is a Regional Transmission Organization (RTO) mandated by FERC to ensure reliable supply of power, adequate transmission infrastructure and competitive wholesale prices of electricity. As members of the SPP, KCP&L and GMO are required to maintain a capacity margin of at least 12% of their projected peak summer demand. This net positive supply of capacity and energy is maintained through their generation assets and capacity, power purchase agreements and peak demand reduction programs. The capacity margin is designed to ensure the reliability of electric energy in the SPP region in the event of operational failure of power generating units utilized by the members of the SPP.

Fuel

The principal fuel sources for electric utility's electric generation are coal and nuclear fuel. It is expected, with normal weather, that approximately 97% of 2011 generation will come from these sources with the remainder provided by wind, natural gas and oil. The actual 2010 and estimated 2011 fuel mix and delivered cost in cents per net kWh generated are in the following table.


Form 10-K

	Fuel Mix [a]		Fuel cost in cents per net kWh generated	
Fuel	Estimated 2011	Actual 2010	Estimated 2011	Actual 2010
Coal	82 %	80 %	1.89	1.69
Nuclear	15	17	0.69	0.65
Natural gas and oil	1	2	7.34	8.95
Wind	2	1	-	-
Total Generation	100 %	100 %	1.80	1.65

[a] Fuel mix based on percent of net MWhs generated.

GMO's retail rates and KCP&L's retail rates in Kansas contain certain fuel recovery mechanisms. KCP&L's Missouri retail rates do not contain a fuel recovery mechanism. To the extent the price of fuel or purchased power increases significantly, or if electric utility's lower cost units do not meet anticipated availability levels, Great Plains Energy's net income may be adversely affected unless and until the increased cost could be reflected in KCP&L's Missouri retail rates.

Coal

During 2011, electric utility's generating units, including jointly owned units, are projected to burn approximately 17 million tons of coal. KCP&L and GMO have entered into coal-purchase contracts with various suppliers in Wyoming's Powder River Basin (PRB), the nation's principal supply region of low-sulfur coal, and with local suppliers. The coal to be provided under these contracts will satisfy approximately 80% of the projected coal requirements for 2011 and approximately 45% for 2012, 40% for 2013 and 25% for 2014. The remainder of the coal requirements will be fulfilled through additional contracts or spot market purchases. KCP&L and GMO have entered into coal contracts over time at higher average prices affecting coal costs for 2011 and beyond.

KCP&L and GMO have also entered into rail transportation contracts with various railroads to transport coal from the PRB to their generating units. The transportation services to be provided under these contracts will satisfy almost all of the projected transportation requirements for 2011 through 2013. KCP&L and GMO entered into new rail transportation contracts at the end of 2010 to replace expiring long-term contracts. The contract rates adjust for changes in railroad costs. Rail transportation costs will be significantly higher under these new contracts.

Nuclear Fuel

KCP&L owns 47% of Wolf Creek Nuclear Operating Corporation (WCNOC), the operating company for Wolf Creek, which is electric utility's only nuclear generating unit. Wolf Creek purchases uranium and has it processed for use as fuel in its reactor. This process involves conversion of uranium concentrates to uranium hexafluoride, enrichment of uranium hexafluoride and fabrication of nuclear fuel assemblies. The owners of Wolf Creek have on hand or under contract all of the uranium and conversion services needed to operate Wolf Creek through March 2014 and approximately 68% after that date through March 2020. The owners also have under contract 100% of the uranium enrichment and fabrication required to operate Wolf Creek through March 2026.

See Note 5 to the consolidated financial statements for additional information regarding nuclear plant.

Natural Gas
At December 31, 2010, KCP&L had hedged approximately 66%, 45% and 22% of its 2011, 2012 and 2013, respectively, projected natural gas usage for generation requirements to serve retail load and firm MWh sales. At December 31, 2010, GMO had hedged approximately 67%, 45% and 38% of its 2011, 2012 and 2013, respectively, expected on-peak natural gas usage and natural gas equivalent purchased power.

Purchased Capacity and Power
KCP&L and GMO have distinct rate and dispatching areas. As a result, KCP&L and GMO do not joint-dispatch their respective generation. GMO has long-term purchased capacity and power agreements for approximately 235 MW, which expire in 2011 through 2016. KCP&L purchases power to meet its customers' needs when it does not have sufficient available generation or when the cost of purchased power is less than KCP&L's cost of generation or to satisfy firm power commitments. Management believes electric utility will be able to obtain enough power to meet its future demands due to the coordination of planning and operations in the SPP region; however, price and availability of power purchases may be impacted during periods of high demand. Electric utility's purchased power, as a percentage of MWh requirements, averaged approximately 17%, 18% and 15% for 2010, 2009 and 2008, respectively.

Environmental Matters
See Note 15 to the consolidated financial statements for information regarding environmental matters.

KANSAS CITY POWER & LIGHT COMPANY

KCP&L, headquartered in Kansas City, Missouri, is an integrated, regulated electric utility that engages in the generation, transmission, distribution and sale of electricity. KCP&L serves approximately 510,000 customers located in western Missouri and eastern Kansas. Customers include approximately 450,000 residences, 58,000 commercial firms, and 2,000 industrials, municipalities and other electric utilities. KCP&L's retail revenues averaged approximately 85% of its total operating revenues over the last three years. Wholesale firm power, bulk power sales and miscellaneous electric revenues accounted for the remainder of KCP&L's revenues. KCP&L is significantly impacted by seasonality with approximately one-third of its retail revenues recorded in the third quarter. Missouri and Kansas jurisdictional retail revenues averaged approximately 56% and 44%, respectively, of total retail revenues over the last three years.

GREAT PLAINS ENERGY AND KCP&L EMPLOYEES
At December 31, 2010, Great Plains Energy and KCP&L had 3,188 employees, including 1,933 represented by three local unions of the International Brotherhood of Electrical Workers (IBEW). KCP&L has labor agreements with Local 1613, representing clerical employees (expires March 31, 2013), with Local 1464, representing transmission and distribution workers (expires January 31, 2012), and with Local 412, representing power plant workers (expires February 28, 2013).

Form 10-K

Executive Officers

Great Plains Energy and KCP&L have the same executive officers. All of the individuals in the following table have been officers or employees in a responsible position with the Company for the past five years except as noted in the footnotes. The executive officers were reappointed to the indicated positions by the respective boards of directors, effective January 1, 2011, to hold such positions until their resignation, removal or the appointment of their successors. There are no family relationships between any of the executive officers, nor any arrangement or understanding between any executive officer and any other person involved in officer selection. Each executive officer holds the same position with GMO as he or she does with KCP&L.

Name	Age	Current Position(s)	Year First Assumed an Officer Position
Michael J. Chesser [(a)]	62	Chairman of the Board and Chief Executive Officer – Great Plains Energy and KCP&L	2003
William H. Downey [(b)]	66	President and Chief Operating Officer – Great Plains Energy and KCP&L	2000
Terry Bassham [(c)]	50	Executive Vice President – Utility Operations – Great Plains Energy and KCP&L	2005
Michael L. Deggendorf [(d)]	49	Senior Vice President – Delivery – KCP&L	2005
Scott H. Heidtbrink [(e)]	49	Senior Vice President – Supply – KCP&L	2008
James C. Shay [(f)]	47	Senior Vice President – Finance and Strategic Development and Chief Financial Officer – Great Plains Energy and KCP&L	2010
Ellen E. Fairchild [(g)]	49	Vice President, Corporate Secretary and Chief Compliance Officer – Great Plains Energy and KCP&L	2010
Heather A. Humphrey [(h)]	40	General Counsel and Vice President – Human Resources – Great Plains Energy and KCP&L	2010
Lori A. Wright [(i)]	48	Vice President and Controller – Great Plains Energy and KCP&L	2002

[(a)] Mr. Chesser was appointed Chairman of the Board and Chief Executive Officer of Great Plains Energy in 2003. He was appointed Chairman of the Board of KCP&L in 2003, and Chief Executive Officer of KCP&L and Chairman of the Board and Chief Executive Officer of GMO in 2008.

[(b)] Mr. Downey was appointed President and Chief Operating Officer of KCP&L and GMO in 2008. He was President and Chief Executive Officer of KCP&L (2003-2008) and GMO (2008).

[(c)] Mr. Bassham was appointed Executive Vice President – Utility Operations of KCP&L and GMO in 2010. He was Executive Vice President – Finance and Strategic Development and Chief Financial Officer of Great Plains Energy (2005-2010), and of KCP&L and GMO (2009-2010). He was Chief Financial Officer of KCP&L (2005-2008) and GMO (2008).

[(d)] Mr. Deggendorf was appointed Senior Vice President – Delivery of KCP&L and GMO in 2008. He was Vice President – Public Affairs of Great Plains Energy (2005-2008) and Senior Director, Energy Solutions (2002-2005) of KCP&L.

[(e)] Mr. Heidtbrink was appointed Senior Vice President – Supply of KCP&L and GMO in 2009. He was Senior Vice President – Corporate Services of KCP&L and GMO (2008), and Vice President – Power Generation & Energy Resources (2006-2008) of GMO.

[(f)] Mr. Shay was appointed Senior Vice President – Finance and Strategic Development and Chief Financial Officer of Great Plains Energy, KCP&L and GMO in 2010. He was Chief Financial Officer, with responsibilities for finance, accounting and information technology, at Northern Power Systems, Inc., a wind turbine manufacturing business (2009-2010), Managing Director, with responsibilities for business development, transaction execution and advisory work, at

Frontier Investment Banc Corporation (2007-2008), Chief Financial Officer, with responsibilities for finance, accounting, human resources, information technology and procurement, at Machine Laboratory LLC, a manufacturer of machined parts for the automotive industry (2006-2007). Prior to that, Mr. Shay was Chief Financial Officer, with responsibilities for finance and accounting, at General Electric Co. Environmental Services (2004-2006) after its acquisition of BHA Group Holdings, Inc., a supplier of aftermarket parts and service for industrial air pollution equipment.

(g) Ms. Fairchild was appointed Vice President, Corporate Secretary and Chief Compliance Officer of Great Plains Energy, KCP&L and GMO in 2010. She was Senior Director of Investor Relations and Assistant Secretary (2010) and Director of Investor Relations (2008-2010) of Great Plains Energy, KCP&L and GMO. Prior to that, she was an associate at Hagen and Partners (2005-2007), a public relations firm.

(h) Ms. Humphrey was appointed General Counsel and Vice President – Human Resources of Great Plains Energy, KCP&L and GMO in 2010. She was Senior Director of Human Resources and Interim General Counsel of Great Plains Energy, KCP&L and GMO (2010) and Managing Attorney of KCP&L (2007-2010). Prior to that, she was a shareholder of the law firm of Shughart Thomson & Kilroy (1996-2006).

(i) Ms. Wright was appointed Vice President and Controller of Great Plains Energy, KCP&L and GMO in 2009. She was Controller of Great Plains Energy and KCP&L (2002-2008) and GMO (2008).


Form 10-K

Available Information

Great Plains Energy's website is www.greatplainsenergy.com and KCP&L's website is www.kcpl.com. Information contained on these websites is not incorporated herein. Both companies make available, free of charge, on or through their websites, their annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the companies electronically file such material with, or furnish it to, the SEC. In addition, the Companies make available on or through their websites all other reports, notifications and certifications filed electronically with the SEC.

The public may read and copy any materials that the companies file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. For information on the operation of the Public Reference Room, please call the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy statements and other information regarding the companies.

ITEM 1A. RISK FACTORS

Actual results in future periods for Great Plains Energy and KCP&L could differ materially from historical results and the forward-looking statements contained in this report. The Companies' business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond their control. Additional risks and uncertainties not presently known or that the Companies' management currently believes to be immaterial may also adversely affect the Companies. This information, as well as the other information included in this report and in the other documents filed with the SEC, should be carefully considered before making an investment in the securities of Great Plains Energy or KCP&L. Risk factors of KCP&L are also risk factors of Great Plains Energy.

Utility Regulatory Risks:

Complex utility regulation could adversely affect the Companies' results of operations, financial position and cash flows.

The Companies are subject to, or affected by, extensive federal and state utility regulation, including by the MPSC, KCC, FERC, NRC, SPP and NERC. The Companies must address in their business planning and management of operations the effects of existing and proposed laws and regulations and potential changes in the regulatory framework, including initiatives by federal and state legislatures, RTOs, utility regulators and taxing authorities. Failure of the Companies to obtain adequate rates or regulatory approvals in a timely manner, new or changed laws, regulations, standards, interpretations or other legal requirements, and increased compliance costs and potential non-compliance consequences may materially affect the Companies' results of operations, financial position and cash flows. Certain of these risks are addressed in greater detail below.


Form 10-K

The outcome of retail rate proceedings could have a material impact on the business and is largely outside the Companies' control.

The rates that KCP&L and GMO are allowed to charge their customers are the single most important item influencing the Companies' results of operations, financial position and cash flows. These rates are subject to the determination, in large part, of governmental entities outside of the Companies' control, including the MPSC, KCC and FERC.

The utility rate-setting principle generally applicable to KCP&L and GMO is that rates should provide a reasonable opportunity to recover expenses and investment prudently incurred to provide utility service plus a reasonable return on such investment. Various expenses incurred by KCP&L and GMO have been excluded from rates by the MPSC and KCC in past rate cases as not being prudently incurred or not providing utility customer benefit, and there is a risk that certain expenses incurred in the future may not be recovered in rates. The MPSC and KCC have also excluded from rates from time to time all or a portion of the capital cost of various facilities as not being prudently incurred or not being useful in providing utility service. For example, KCC's November 2010 rate order for KCP&L excluded a portion of the capital costs of the Iatan No. 1 environment project and Iatan No. 2 from KCP&L's Kansas jurisdictional rate base.

In March 2007, KCP&L entered into a Collaboration Agreement with the Sierra Club and the Concerned Citizens of Platte County that provides for increases in KCP&L's wind generation capacity and energy efficiency initiatives, reductions in certain emission permit levels at its Iatan and LaCygne generating stations, and projects to offset certain CO_2 emissions. The wind generation, energy efficiency and emission permit reductions are conditioned on regulatory approval. In addition to these commitments, as discussed in the "Environmental Risks" and "Financial Risks" sections below, the Companies' capital expenditures are expected to be substantial over the next several years for other environmental and other projects, and there is a risk that a portion of the capital costs could be excluded from rates in future rate cases.

The Companies are also exposed to cost-recovery shortfalls due to the inherent "regulatory lag" in the rate-setting process, especially during periods of significant cost inflation or declining retail usage, as KCP&L's and GMO's utility rates are generally based on historical information and are not subject to adjustment (other than principally for fuel and purchased power for KCP&L in Kansas and for GMO) between rate cases. These and other factors may result in under-recovery of costs, failure to earn the authorized return on investment, or both.

There are mandatory renewable energy standards in Missouri and Kansas. There is the potential for future federal or state mandatory energy efficiency requirements. KCP&L agreed to implement various energy efficiency programs as part of the Collaboration Agreement and the 2005 Comprehensive Energy Plan. KCP&L and GMO have implemented certain energy efficiency programs. The Companies currently recover energy efficiency program expenses on a deferred basis with no recovery mechanism for associated lost revenues.

The MPSC order approving the GMO acquisition provides that the transaction costs will not be recovered through utility rates, and that the Missouri jurisdictional portion of transition costs will be eligible for recovery through utility rates only to the extent the costs are offset by benefits resulting from the acquisition. These costs continue to be deferred until the MPSC authorizes their rate recovery. The KCC order approving the GMO acquisition limited KCP&L's recovery of transition costs through Kansas rates to $10.0 million over a five year period, starting in December 2010.

Failure to timely recover the full investment costs of capital projects, or the impact of renewable energy and energy efficiency programs, or other utility costs and expenses due to regulatory disallowances, regulatory lag or other factors could lead to lowered credit ratings, reduced access to capital markets, increased financing costs, lower flexibility due to constrained financial resources and increased collateral security requirements, or reductions or delays in planned capital expenditures. In response to competitive, economic, political, legislative, public perception (including, but not limited to, the Companies' environmental reputation) and regulatory pressures, the Companies may be subject to rate moratoriums, rate refunds, limits on rate increases, lower allowed returns on investment or rate reductions, including phase-in plans designed to spread the impact of rate increases over an extended period of time for the benefit of customers.


Form 10-K

Regulatory requirements regarding utility operations may increase costs and may expose the Companies to compliance penalties or adverse rate consequences.
The NRC extensively regulates nuclear power plants, including Wolf Creek. The FERC, NERC and SPP have implemented and enforce an extensive set of transmission system reliability, cyber security and critical infrastructure protection standards that apply to public utilities, including KCP&L and GMO. The MPSC and KCC have the authority to implement utility operational standards and requirements, such as vegetation management standards, facilities inspection requirements and quality of service standards, and KCP&L agreed to quality of service standards in Kansas in connection with the GMO acquisition. In addition, the Companies are also subject to health, safety and other requirements enacted by the Occupational Safety and Health Administration, the Department of Transportation, the Department of Labor and other federal and state agencies. The costs of existing, new or modified regulations, standards and other requirements could have an adverse effect on the Companies' results of operations, financial position and cash flows as a result of increased operations or maintenance and capital expenditures for new facilities or to repair or improve existing facilities. In addition, failure to meet quality of service, reliability, cyber security, critical infrastructure protection, operational or other standards and requirements could expose the Companies to penalties, additional compliance costs, or adverse rate consequences.

Environmental Risks:

The Companies are subject to current and potential environmental requirements and the incurrence of environmental liabilities, any or all of which may adversely affect their business and financial results.
The Companies are subject to extensive federal, state and local environmental laws, regulations and permit requirements relating to air and water quality, waste management and disposal, natural resources and health and safety. In addition to imposing continuing compliance obligations and remediation costs for historical and pre-existing conditions, these laws and regulations authorize the imposition of substantial penalties for noncompliance, including fines, injunctive relief and other sanctions. There is also a risk that new environmental laws and regulations, new judicial interpretations of environmental laws and regulations, or the requirements in new or renewed environmental permits could adversely affect the Companies' operations. In addition, there is also a risk of lawsuits brought by third parties alleging violations of environmental commitments or requirements, creation of a public nuisance or other matters, and seeking injunctions or monetary or other damages and certain federal courts have held that state and local governments and private parties have standing to bring climate change tort suits seeking company-specific emission reductions and damages.

Environmental permits are subject to periodic renewal, which may result in more stringent permit conditions and limits. New facilities, or modifications of existing facilities, may require new environmental permits or amendments to existing permits. Delays in the environmental permitting process, public opposition and challenges, denials of permit applications, limits or conditions imposed in permits and the associated uncertainty may materially adversely affect the cost and timing of the projects, and thus materially adversely affect the Companies' results of operations, financial position and cash flows.

KCP&L and GMO would seek recovery of capital costs and expenses for environmental compliance and remediation through rate increases; however, there can be no assurance that such rate increases would be granted.

As discussed above, KCP&L and GMO may be subject to material adverse rate treatment in response to competitive, economic, political, legislative, public perception of the Companies' environmental reputation and regulatory pressures. The costs of compliance or noncompliance with these environmental requirements, or remediation costs, or adverse outcomes of lawsuits, or failure to timely recover environmental costs, could have a material adverse effect on the Companies' results of operations, financial position and cash flows. Certain of these matters are discussed in more detail below. See Note 15 to the consolidated financial statements for additional information regarding certain significant environmental matters.


Form 10-K

Air and Climate Change

The Companies believe it is likely that additional federal or relevant regional, state or local laws or regulations could be enacted to address global climate change. At the international level, while the United States is not a current party to the Kyoto Protocol, it has agreed to undertake certain voluntary actions under the non-binding Copenhagen Accord and pursuant to subsequent international discussions relating to climate change, including the establishment of a goal to reduce greenhouse gas emissions. International agreements legally binding on the United States may be reached in the future. Such laws or regulations could require the control or reduction of emissions of greenhouse gases, such as CO_2, which are created in the combustion of fossil fuels. These requirements could include, among other things, taxes or fees on fossil fuels or emissions, cap and trade programs, and clean or renewable energy standards. The Companies' current generation capacity is primarily coal-fired, and is estimated to produce about one ton of CO_2 per MWh, or about 28 million and 21 million tons per year for Great Plains Energy and KCP&L, respectively. Missouri law requires at least 2% of the electricity provided by certain utilities, including KCP&L and GMO, to come from renewable resources by 2011, increasing to 15% by 2021. Kansas law requires certain utilities, including KCP&L, to have renewable energy generation capacity equal to at least 10% of their three-year average Kansas peak retail demand by 2011, increasing to 15% by 2016 and 20% by 2020. Management believes that national renewable energy standards are also likely. The timing, provisions and impact of such requirements, including the cost to obtain and install new equipment to achieve compliance, cannot be reasonably estimated at this time. Such requirements could have a significant financial and operational impact on the Companies.

The Environmental Protection Agency (EPA) has enacted various regulations regarding the reporting and permitting of greenhouse gases, and has proposed other permitting regulations, under the existing Clean Air Act. These existing and proposed rules establish new thresholds for greenhouse gas emissions, defining when Clean Air Act permits under the New Source Performance Standards, New Source Review and Title V operating permits programs would be required for new or existing industrial facilities and when the installation of best available control technology would be required. Most of the Companies' generating facilities would be affected by these existing and proposed rules. Additional federal and/or state legislation or regulation respecting greenhouse gas emissions may be proposed or enacted in the near future. Further, pursuant to the Collaboration Agreement, KCP&L agreed to pursue a set of initiatives including energy efficiency, additional wind generation, lower emission permit levels at its Iatan and LaCygne stations and other initiatives designed to offset CO_2 emissions. Requirements to reduce greenhouse gas emissions may cause the Companies to incur significant costs relating to their ongoing operations (through additional environmental control equipment, retiring and replacing existing generation, or selecting more costly generation alternatives), to procure emission allowance credits, or due to the imposition of taxes, fees or other governmental charges as a result of such emissions.

Rules issued by the EPA regarding emissions of mercury and other hazardous air pollutants, NO_X, SO_2 and particulates are also in a state of flux. Such rules have been overturned by the courts and remanded to the EPA to be revised consistent with the court orders. The EPA is expected to develop proposed standards in 2011, based on maximum achievable control technology (MACT), for mercury and potentially other hazardous air pollutant emissions. In addition, the EPA has notified KCP&L that MACT determinations and schedules of compliance are required for KCP&L's Iatan No. 2 and Hawthorn No. 5 generating units. The Missouri and Kansas state environmental agencies have submitted to the

EPA their determinations that the Kansas City area is an ozone nonattainment area, and must submit by 2013 implementation plans outlining how the area will meet the standards. Additionally, the EPA has proposed to strengthen the national ambient air quality standard (NAAQS) for ozone and has strengthened the NAAQS for SO_2. The Companies' current estimates of capital expenditures (exclusive of Allowance for Funds Used During Construction (AFUDC) and property taxes) to comply with the currently effective Clean Air Interstate Rule (CAIR) and with the best available retrofit technology (BART) rule is approximately $1 billion. If CAIR is replaced by the proposed Transport Rule, the Companies do not expect the required capital expenditures to exceed that amount. However, it is unknown what requirements and standards will be imposed in the future and when the Companies may have to comply, the effects of the MACT determinations and schedules of compliance, or what costs may ultimately be required.

Water
The Clean Water Act and associated regulations enacted by the EPA form a comprehensive program to preserve water quality. All of the Companies' generating facilities, and certain of their other facilities, are subject to the Clean Water Act.

Previously issued EPA regulations regarding protection of aquatic life from being killed or injured by cooling water intake structures have been suspended, and the EPA is engaged in further rulemaking on this matter. At this time, the Companies are unable to predict how the EPA will respond or how that response will impact the Companies' operations.

KCP&L holds a permit from the Missouri Department of Natural Resources (MDNR) authorizing KCP&L to, among other things, withdraw water from the Missouri river for cooling purposes and return the heated water to the Missouri river. KCP&L has applied for a renewal of this permit and the EPA has submitted an interim objection letter regarding the allowable amount of heat that can be contained in the returned water. Until this matter is resolved, KCP&L continues to operate under its current permit. KCP&L cannot predict the outcome of this matter; however, while less significant outcomes are possible, this matter may require KCP&L to reduce its generation at Hawthorn Station, install cooling towers or both, any of which could have a significant adverse impact on KCP&L. The outcome could also affect the terms of water permit renewals at KCP&L's Iatan Station and at GMO's Sibley and Lake Road Stations. Additionally, the EPA in September 2009 announced plans to revise the existing standards for waste water discharges from coal-fired power plants. Until a rule is proposed and finalized, the financial and operational impacts cannot be determined. Further, the possible effects of climate change, including potentially increased temperatures and reduced precipitation, could make it more difficult and costly to comply with the final permit requirements.

Solid Waste
Solid and hazardous waste generation, storage, transportation, treatment and disposal is regulated at the federal and state levels under various laws and regulations. The Companies principally use coal in generating electricity and dispose of coal combustion residuals (CCRs) in both on-site facilities and facilities owned by third parties. In response to an incident at a Tennessee Valley Authority coal combustion product containment area, the EPA has proposed regulations regarding the handling and disposal of CCRs, which include alternative proposals to regulate CCRs as special or hazardous wastes or as non-hazardous wastes. If enacted, any new laws and regulations, especially if CCRs are classified as hazardous waste, could have a material adverse effect on the Companies' results of operations, financial position and cash flows.

Remediation
Under current law, the Companies are also generally responsible for any liabilities associated with the environmental condition of their properties, and other properties at which the Companies arranged for the disposal or treatment of hazardous substances, including properties that they have previously owned or

operated, such as manufactured gas plants (MGP), regardless of whether they were responsible for the contamination or whether the liabilities arose before, during or after the time they owned or operated the properties or arranged for the disposal or treatment of hazardous substances. In addition, the EPA has given advance notice of a proposed rulemaking to impose financial assurance requirements for various classes of facilities, including electric generation, transmission and distribution, that produce, transport, treat, store or dispose of certain hazardous substances.


Form 10-K

Due to all of the above, the Companies' projected capital and other expenditures for environmental compliance are subject to significant uncertainties, including the timing of implementation of any new or modified environmental requirements, the emissions limits imposed by such requirements and the types and costs of the compliance alternatives selected by the Companies. As a result, costs to comply with environmental requirements cannot be estimated with certainty, and actual costs could be significantly higher than projections. Other new environmental laws and regulations affecting the operations of the Companies may be adopted, and new interpretations of existing laws and regulations could be adopted or become applicable to the Companies or their facilities, any of which may materially adversely affect the Companies' business, adversely affect the Companies' ability to continue operating its power plants as currently done and substantially increase their environmental expenditures or liabilities in the future.

Financial Risks:

Financial market disruptions and declines in credit ratings may increase financing costs and/or limit access to the credit markets, which may adversely affect liquidity and results.
The Companies' capital requirements are expected to be substantial over the next several years. The Companies rely on access to short-term money markets, revolving credit facilities provided by financial institutions and long-term capital markets as significant sources of liquidity for capital requirements not satisfied by cash flows from operations. The Companies also rely on bank-provided credit facilities for credit support, such as letters of credit, to support operations. The amount of credit support required for operations varies with a number of factors, including the amount and price of wholesale power purchased or sold.

Great Plains Energy, KCP&L, GMO and certain of their securities are rated by Moody's Investors Service and Standard & Poor's. These ratings impact the Companies' cost of funds and Great Plains Energy's ability to provide credit support for its subsidiaries. The interest rates on borrowings under the Companies' revolving credit agreements and on a substantial portion of Great Plains Energy's and GMO's debt are subject to increase as their respective credit ratings decrease. The Companies have agreed to not seek rate recovery of GMO interest costs in excess of equivalent investment-grade debt, and the MPSC approval of the GMO acquisition is conditioned on the requirement that any post-acquisition financial effects of a credit downgrade of Great Plains Energy, KCP&L or GMO occurring as a result of the acquisition would be borne by shareholders and not utility customers. The amount of collateral or other credit support required under power supply and certain other agreements is also dependent on credit ratings.

The capital and credit markets experienced unprecedented levels of volatility and disruption in recent years. Though market conditions have stabilized, there is no assurance that conditions will not deteriorate in the future. Adverse market conditions or decreases in Great Plains Energy's, KCP&L's or GMO's credit ratings could have material adverse effects on the Companies. These effects could include, among others: reduced access to capital and increased cost of funds; dilution resulting from equity issuances at reduced prices; changes in the type and/or increases in the amount of collateral or other credit support obligations required to be posted with contractual counterparties; increased nuclear decommissioning trust and pension and other post-retirement benefit plan funding requirements; rate case disallowance of KCP&L's or GMO's costs of capital; reductions in or delays of capital expenditures, or reductions in Great Plains Energy's ability to provide credit support for its subsidiaries. Any of these results could adversely affect the Companies' results of operations, financial position and cash flows. In addition, market disruption and volatility could have an adverse impact on the Companies' lenders, suppliers and other counterparties or customers, causing them to fail to meet their obligations.

A sustained decline in Great Plains Energy's stock price below book value may result in goodwill impairments that could adversely affect Great Plains Energy's results of operations and financial position, as well as credit facility covenants.
The GMO acquisition resulted in Great Plains Energy recording $169 million in goodwill. Accounting rules require goodwill to be tested for impairment annually and when an event occurs indicating the possibility that an impairment exists. Great Plains Energy's stock traded at a price below carrying value throughout 2010. If the stock price were to decline substantially further from its current level in relation to carrying value, accounting rules may require Great Plains Energy to conduct additional goodwill impairment tests. There is no assurance that the results of these additional tests will not require Great Plains Energy to recognize an impairment of goodwill. An impairment of goodwill would reduce net income and shareholders' equity, may adversely affect Great Plains Energy's results of operations and financial position, and in certain circumstances could result in a breach of the debt to total capitalization covenants in Great Plains Energy's and GMO's revolving credit agreements.

Great Plains Energy has guaranteed substantially all of the outstanding debt of GMO and payments under these guarantees may adversely affect Great Plains Energy's liquidity.
In connection with the GMO acquisition, Great Plains Energy issued guarantees covering substantially all of the outstanding debt of GMO and has guaranteed GMO's current $450 million revolving credit facility. The guarantees were a factor in GMO receiving investment-grade ratings and the guarantees obligate Great Plains Energy to pay amounts owed by GMO directly to the holders of the guaranteed debt in the event GMO defaults on its payment obligations. Great Plains Energy may also guarantee debt that GMO may issue in the future. Any guarantee payments could adversely affect Great Plains Energy's liquidity.

The inability of Great Plains Energy's subsidiaries to provide sufficient dividends to Great Plains Energy, or the inability otherwise of Great Plains Energy to pay dividends to its shareholders and meet its financial obligations would have an adverse effect.
Great Plains Energy is a holding company with no significant operations of its own. The primary source of funds for payment of dividends to its shareholders and its other financial obligations is dividends paid to it by its subsidiaries, particularly KCP&L and GMO. The ability of Great Plains Energy's subsidiaries to pay dividends or make other distributions, and accordingly, Great Plains Energy's ability to pay dividends on its common stock and meet its financial obligations principally depends on the actual and projected earnings and cash flow, capital requirements and general financial position of its subsidiaries, as well as on regulatory factors, financial covenants, general business conditions and other matters.

In addition, Great Plains Energy, KCP&L and GMO are subject to certain corporate and regulatory restrictions and financial covenants that could affect their ability to pay dividends. Great Plains Energy's articles of incorporation restrict the payment of common stock dividends in the event common equity is 25% or less of total capitalization. In addition, if preferred stock dividends are not declared and paid when scheduled, Great Plains Energy could not declare or pay common stock dividends or purchase any common shares. If the unpaid preferred stock dividends equal four or more full quarterly dividends, the preferred shareholders, voting as a single class, could elect the smallest number of directors necessary to constitute a majority of the full Great Plains Energy Board of Directors. Certain conditions in the MPSC and KCC orders authorizing the holding company structure require Great Plains Energy and KCP&L to maintain consolidated common equity of at least 30% and 35%, respectively, of total capitalization (including only the amount of short-term debt in excess of the amount of construction work in progress). Under the Federal Power Act, KCP&L and GMO generally can pay dividends only out of retained earnings. The revolving credit agreements of Great Plains Energy, KCP&L and GMO contain a covenant requiring each company to maintain a consolidated indebtedness to consolidated total capitalization ratio of not more than 0.65 to 1.00. In addition, Great Plains Energy is prohibited from paying dividends on its common and preferred stock in the event its Equity Unit contract payments or interest payments on the debt underlying the Equity Units are deferred until such deferrals have been paid. While these corporate and regulatory restrictions and financial covenants are not expected to affect the Companies' ability to pay dividends at the current level in the foreseeable future, there is no assurance that adverse financial results would not trigger such restrictions or covenants and reduce or eliminate the Companies' ability to pay dividends.

Market performance, increased retirements and retirement plan regulations could significantly impact retirement plan funding requirements and associated cash needs and expenses.

Substantially all of the Companies' and Wolf Creek Nuclear Operating Corporation's employees participate in defined benefit retirement and post-retirement plans. Former employees also have accrued benefits in defined benefit retirement and post-retirement plans. The costs of these plans depend on a number of factors, including the rates of return on plan assets, the level and nature of the provided benefits, discount rates, the interest rates used to measure required minimum funding levels, changes in benefit design, changes in laws or regulations, and the Companies' required or voluntary contributions to the plans. The Companies currently have substantial unfunded liabilities under these plans. Also, if the rate of retirements exceeds planned levels, or if these plans experience adverse market returns on investments, or if interest rates materially fall, the Companies' contributions to the plans could rise substantially over historical levels. In addition, changes in accounting rules and assumptions related to future costs, returns on investments, interest rates and other actuarial assumptions, including projected retirements, could have a significant impact on the Companies' results of operations, financial position and cash flows.

The use of derivative contracts in the normal course of business could result in losses that could negatively impact the Companies' results of operations, financial position and cash flows.

The Companies use derivative instruments, such as swaps, options, futures and forwards, to manage commodity and financial risks. Losses could be recognized as a result of volatility in the market values of these contracts, if a counterparty fails to perform, or if the underlying transactions which the derivative instruments are intended to hedge fail to materialize. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these financial instruments can involve management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.

As a service provider to GMO, KCP&L may have exposure to GMO's financial performance and operations.

GMO has no employees of its own. KCP&L employees operate and manage GMO's properties, and KCP&L charges GMO for the cost of these services. These arrangements may pose risks to KCP&L, including possible claims arising from actions of KCP&L employees in operating GMO's properties and providing other services to GMO. KCP&L's claims for reimbursement for services provided to GMO are unsecured and rank equally with other unsecured obligations of GMO. KCP&L's ability to be reimbursed for the costs incurred for the benefit of GMO depends on the financial ability of GMO to make such payments.

Customer and Weather-Related Risks:

Changes in customer electricity consumption due to sustained financial market disruptions, downturns or sluggishness in the economy, technological advances, or otherwise may adversely affect the Companies' results of operations, financial position and cash flows.

The results of operations, financial position and cash flows of the Companies can be materially affected by changes in customer electricity consumption. The Companies estimate customer electricity consumption based on historical trends to procure fuel and purchased power. Sustained downturns or sluggishness in the economy generally affect the markets in which the Companies operate. Additionally, technological advances or other energy conservation measures could reduce customer electricity consumption.

Weather is a major driver of the Companies' results of operations, financial position and cash flow.

Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities. Great Plains Energy and KCP&L are significantly impacted by seasonality, with approximately one-third of their retail electric revenues recorded in the third quarter. Unusually mild winter or summer weather can adversely affect sales. In addition, severe weather, including but not limited to tornados, snow, rain and ice storms can be destructive causing outages and property damage that can potentially result in additional expenses, lower revenues and additional capital restoration costs. Some of the Companies' stations use water from the Missouri River for cooling purposes. Low water and flow levels, which have been experienced in past years, can increase maintenance costs at these stations and, if these levels were to get low enough, could require modifications to plant operations. Conversely, Missouri River flooding has occurred at various times in past years, which has affected plant operations. The possible effects of climate change (such as increased temperatures, increased occurrence of severe weather or reduced precipitation, among other possible results) could potentially increase the volatility of demand and prices for energy commodities, the frequency and impact of severe weather, increase the frequency of flooding or decrease water and flow levels.

Operational Risks:

Operations risks may adversely affect the Companies' results of operations, financial position and cash flows.

The operation of the Companies' electric generation, transmission, distribution and information systems involves many risks, including breakdown or failure of equipment, processes and personnel performance; problems that delay or increase the cost of returning facilities to service after outages, operating limitations that may be imposed by equipment conditions, environmental, safety or other regulatory requirements; fuel supply or fuel transportation reductions or interruptions; transmission scheduling constraints; and catastrophic events such as fires, explosions, terrorism, cyber-threats, severe weather or other similar occurrences. An equipment or system outage or constraint can, among other things:

- in the case of generation equipment, affect operating costs, increase capital requirements and costs, increase purchased power volumes and costs and reduce wholesale sales opportunities;
- in the case of transmission equipment, affect operating costs, increase capital requirements and costs, require changes in the source of generation and affect wholesale sales opportunities and the ability to meet regulatory reliability and security requirements;
- in the case of distribution systems, affect revenues and operating costs, increase capital requirements and costs, and affect the ability to meet regulatory service metrics and customer expectations; and
- in the case of information systems, affect the control and operations of generation, transmission, distribution and other business operations and processes, increase operating costs, increase capital requirements and costs, and affect the ability to meet regulatory reliability and security requirements and customer expectations.

With the exception of Hawthorn No. 5, which was substantially rebuilt in 2001, and Iatan No. 2, which was completed in 2010, all of KCP&L's coal-fired generating units and its nuclear generating unit were constructed prior to 1986. All of GMO's coal-fired generating units were constructed prior to 1984. The age of these generating units increases the risk of unplanned outages, reduced generation output and higher maintenance expense. Training, preventive maintenance and other programs have been implemented, but there is no assurance that these programs will prevent or minimize future breakdowns or failures of the Companies' generation facilities or increased maintenance expense.

The Companies currently have general liability and property insurance in place to cover their facilities in amounts that management considers appropriate. These policies, however, do not cover the Companies' transmission or distribution systems, and the cost of repairing damage to these systems may adversely affect the Companies' results of operations, financial position and cash flows. Such policies are subject to certain limits and deductibles and do not include business interruption coverage. Insurance coverage may not be available in the future at reasonable costs or on commercially reasonable terms, and the insurance proceeds received for any loss of, or any damage to, any of the Companies' facilities may not be sufficient to restore the loss or damage.

These and other operating events may reduce the Companies' revenues, increase their costs, or both, and may materially affect their results of operations, financial position and cash flows.

The cost and schedule of construction projects may materially change and expected performance may not be achieved.
Great Plains Energy's and KCP&L's businesses are capital intensive, and require significant capital investments to maintain existing facilities, for projected environmental projects and to add new facilities. The risks of any construction project include: the possibilities that actual costs may exceed estimated costs due to inflation or other factors; delays may occur in obtaining permits and materials; suppliers and contractors may not perform as required under their contracts; there may be inadequate availability or increased cost of equipment, materials or qualified craft labor; the scope, cost and timing of projects may change due to new or changed environmental requirements or other factors; and other events beyond the Companies' control may occur that may materially affect the schedule, cost and performance of these projects.

These and other risks could materially increase the estimated costs of construction projects, delay the in-service dates of projects, adversely affect the performance of the projects, and/or require the Companies to purchase additional electricity to supply their respective retail customers until the projects are completed. The Companies currently are not permitted to start recovering the costs of these projects in rates until they are completed and put into service. Thus, these risks may significantly affect the Companies' results of operations, financial position and cash flows.

Failure of one or more generation plant co-owners to pay their share of construction or operations and maintenance costs could increase the Companies' costs and capital requirements.
KCP&L owns 47% of Wolf Creek, 50% of LaCygne Station, 70% of Iatan No. 1 and 55% of Iatan No. 2. GMO owns 18% of both Iatan units and 8% of Jeffrey Energy Center. The remaining portions of these facilities are owned by other utilities that are contractually obligated to pay their proportionate share of capital and other costs.

While the ownership agreements provide that a defaulting co-owner's share of the electricity generated can be sold by the non-defaulting co-owners, there is no assurance that the revenues received will recover the increased costs borne by the non-defaulting co-owners. Occurrence of these or other events could materially increase the Companies' costs and capital requirements.

Commodity Price Risks:

Changes in commodity prices could have an adverse effect on the Companies' results of operations, financial position and cash flows.
The Companies engage in the wholesale and retail marketing of electricity and are exposed to risks associated with the price of electricity. To the extent that exposure to the price of electricity is not successfully hedged, the Companies could experience losses associated with the changing market price for electricity.

Increases in fuel, fuel transportation and purchased power prices could have an adverse impact on the Companies' costs.
KCP&L's Kansas retail rates contain an energy cost adjustment mechanism. KCP&L's Missouri retail rates do not contain a similar provision. GMO's retail electric and steam rates contain a fuel adjustment mechanism under which most, but not all, of the difference between actual fuel and purchased power costs and the amount of fuel and purchased power costs provided in base rates is passed along to GMO's customers. As a result, the Companies are exposed to varying degrees of risk from changes in the market prices of fuel for generation of electricity and purchased power. Changes in the Companies' fuel mix due to electricity demand, plant availability, transportation issues, fuel prices, fuel availability and other factors can also adversely affect the Companies' fuel and purchased power costs.

The Companies do not hedge their respective entire exposure from fuel and transportation price volatility. Consequently, the Companies' results of operations, financial position and cash flows may be materially impacted by changes in these prices unless and until increased costs are recovered in KCP&L's Missouri retail rates.

Wholesale electricity sales affect revenues, creating earnings volatility.
The levels of the Companies' wholesale sales depend on the wholesale market price, transmission availability and the availability of generation for wholesale sales, among other factors. A substantial portion of wholesale sales are made in the spot market, and thus the Companies have immediate exposure to wholesale price changes. Wholesale power prices can be volatile and generally increase in times of high regional demand and high natural gas prices. While an allocated portion of wholesale sales are reflected in KCP&L's Kansas energy cost adjustment and GMO's fuel adjustment mechanisms, KCP&L's Missouri rates are set on an estimated amount of wholesale sales. KCP&L will not recover any shortfall in non-firm wholesale electric sales margin from the level included in Missouri rates and any amount above the level reflected in Missouri retail rates will be returned to Missouri retail customers in a future rate case. Declines in wholesale market price, availability of generation, transmission constraints in the wholesale markets, or low wholesale demand could reduce the Companies' wholesale sales.

Form 10-K

KCP&L is exposed to risks associated with the ownership and operation of a nuclear generating unit, which could result in an adverse effect on the Companies' business and financial results.
KCP&L owns 47% of Wolf Creek. The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities, including Wolf Creek. In the event of non-compliance, the NRC has the authority to impose fines, shut down the facilities, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Any revised safety requirements promulgated by the NRC could result in substantial capital expenditures at Wolf Creek.

Wolf Creek has the lowest fuel cost per MWh of any of KCP&L's generating units. An extended outage of Wolf Creek, whether resulting from NRC action, an incident at the plant or otherwise, could have a material adverse effect on KCP&L's results of operations, financial position and cash flows in the event KCP&L incurs higher replacement power and other costs that are not recovered through rates or insurance. If a long-term outage occurred, the state regulatory commissions could reduce rates by excluding the Wolf Creek investment from rate base. As discussed in "Operational Risks", above, Wolf Creek was constructed prior to 1986, and the age of Wolf Creek increases the risk of unplanned outages and higher maintenance costs.

Ownership and operation of a nuclear generating unit exposes KCP&L to risks regarding decommissioning costs at the end of the unit's life. KCP&L contributes annually based on estimated decommissioning costs to a tax-qualified trust fund to be used to decommission Wolf Creek. The funding level assumes a projected level of return on trust assets. If the actual return on trust assets is below the projected level or actual decommissioning costs are higher than estimated, KCP&L could be responsible for the balance of funds required and may not be allowed to recover the balance through rates.

KCP&L is also exposed to other risks associated with the ownership and operation of a nuclear generating unit, including, but not limited to, potential liability associated with the potential harmful effects on the environment and human health resulting from the operation of a nuclear generating unit and the storage, handling, disposal and potential release (by accident, through third-party actions or otherwise) of radioactive materials. Under the structure for insurance among owners of nuclear generating units, KCP&L is also liable for potential retrospective premium assessments (subject to a cap) per incident at any commercial reactor in the country and losses in excess of insurance coverage.

Litigation Risks:

The outcome of legal proceedings cannot be predicted. An adverse finding could have a material adverse effect on the Companies' results of operations, financial position and cash flows.
The Companies are party to various material litigation and regulatory matters arising out of their business operations. The ultimate outcome of these matters cannot presently be determined, nor, in many cases, can the liability that could potentially result from a negative outcome in each case presently be reasonably estimated. The liability that the Companies may ultimately incur with respect to any of these cases in the event of a negative outcome may be in excess of amounts currently reserved and insured against with respect to such matters.


Form 10-K

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Electric Utility Generation Resources

	Unit	Location	Year Completed	Estimated 2011 MW Capacity	Primary Fuel
Base Load	Iatan No. 2	Missouri	2010	465 [(a)]	Coal
	Wolf Creek	Kansas	1985	560 [(a)]	Nuclear
	Iatan No. 1	Missouri	1980	494 [(a)]	Coal
	LaCygne No. 2	Kansas	1977	341 [(a)]	Coal
	LaCygne No. 1	Kansas	1973	368 [(a)]	Coal
	Hawthorn No. 5 [(b)]	Missouri	1969	563	Coal
	Montrose No. 3	Missouri	1964	176	Coal
	Montrose No. 2	Missouri	1960	164	Coal
	Montrose No. 1	Missouri	1958	170	Coal
Peak Load	West Gardner Nos. 1, 2, 3 and 4	Kansas	2003	310	Natural Gas
	Osawatomie	Kansas	2003	75	Natural Gas
	Hawthorn No. 9	Missouri	2000	130	Natural Gas
	Hawthorn No. 8	Missouri	2000	77	Natural Gas
	Hawthorn No. 7	Missouri	2000	77	Natural Gas
	Hawthorn No. 6	Missouri	1997	136	Natural Gas
	Northeast Black Start Unit	Missouri	1985	2	Oil
	Northeast Nos. 17 and 18	Missouri	1977	110	Oil
	Northeast Nos. 13 and 14	Missouri	1976	105	Oil
	Northeast Nos. 15 and 16	Missouri	1975	96	Oil
	Northeast Nos. 11 and 12	Missouri	1972	98	Oil
Wind	Spearville 2 Wind Energy Facility [(c)]	Kansas	2010	4	Wind
	Spearville Wind Energy Facility [(d)]	Kansas	2006	8	Wind
Total KCP&L				4,529	
Base Load	Iatan No. 2	Missouri	2010	153 [(a)]	Coal
	Iatan No. 1	Missouri	1980	127 [(a)]	Coal
	Jeffrey Energy Center Nos. 1, 2 and 3	Kansas	1978, 1980, 1983	173 [(a)]	Coal
	Sibley Nos. 1, 2 and 3	Missouri	1960, 1962, 1969	466	Coal
	Lake Road Nos. 2 and 4	Missouri	1957, 1967	125	Coal and Natural Gas
Peak Load	South Harper Nos. 1, 2 and 3	Missouri	2005	314	Natural Gas
	Crossroads Energy Center	Mississippi	2002	297	Natural Gas
	Ralph Green No. 3	Missouri	1981	71	Natural Gas
	Greenwood Nos. 1, 2, 3 and 4	Missouri	1975-1979	255	Natural Gas/Oil
	Lake Road No. 5	Missouri	1974	63	Natural Gas/Oil
	Lake Road Nos. 1 and 3	Missouri	1951, 1962	33	Natural Gas/Oil
	Lake Road Nos. 6 and 7	Missouri	1989, 1990	41	Oil
	Nevada	Missouri	1974	21	Oil
Total GMO				2,139	
Total Great Plains Energy				6,668	

(a) Share of a jointly owned unit.

(b) The Hawthorn Generating Station returned to commercial operation in 2001 with a new boiler, air quality control equipment and an uprated turbine following a 1999 explosion.

(c) The 48 MW Spearville 2 Wind Energy Facility's accredited capacity is 4 MW pursuant to SPP reliability standards.

(d) The 100.5 MW Spearville Wind Energy Facility's accredited capacity is 8 MW pursuant to SPP reliability standards.

KCP&L owns 50% of LaCygne Nos. 1 and 2, 70% of Iatan No. 1, 55% of Iatan No. 2 and 47% of Wolf Creek. GMO owns 18% of Iatan Nos. 1 and 2 and 8% of Jeffrey Energy Center Nos. 1, 2 and 3.

Electric Utility Transmission and Distribution Resources
Electric utility's electric transmission system interconnects with systems of other utilities for reliability and to permit wholesale transactions with other electricity suppliers. Electric utility has approximately 3,500 circuit miles of transmission lines, 15,600 circuit miles of overhead distribution lines and 6,500 circuit miles of underground distribution lines in Missouri and Kansas. Electric utility has all material franchise rights necessary to sell electricity within its retail service territory. Electric utility's transmission and distribution systems are continuously monitored for adequacy to meet customer needs. Management believes the current systems are adequate to serve customers.

Electric Utility General
Electric utility's generating plants are located on property owned (or co-owned) by KCP&L or GMO, except the Spearville Wind Energy Facilities which are located on easements and the Crossroads Energy Center and South Harper which are contractually controlled. Electric utility's service centers, electric substations and a portion of its transmission and distribution systems are located on property owned or leased by electric utility. Electric utility's transmission and distribution systems are for the most part located above or underneath highways, streets, other public places or property owned by others. Electric utility believes that it has satisfactory rights to use those places or properties in the form of permits, grants, easements, licenses or franchise rights; however, it has not necessarily undertaken efforts to examine the underlying title to the land upon which the rights rest. Great Plains Energy's and KCP&L's headquarters are located in leased office space.

Substantially all of the fixed property and franchises of KCP&L, which consist principally of electric generating stations, electric transmission and distribution lines and systems, and buildings (subject to exceptions, reservations and releases), are subject to a General Mortgage Indenture and Deed of Trust dated as of December 1, 1986. Mortgage bonds totaling $755.3 million were outstanding at December 31, 2010.

Substantially all of the fixed property and franchises of GMO's St. Joseph Light & Power division is subject to a General Mortgage Indenture and Deed of Trust dated as of April 1, 1946. Mortgage bonds totaling $12.4 million were outstanding at December 31, 2010.

ITEM 3. LEGAL PROCEEDINGS

Other Proceedings
The Companies are parties to various lawsuits and regulatory proceedings in the ordinary course of their respective businesses. For information regarding material lawsuits and proceedings, see Notes 6, 15 and 16 to the consolidated financial statements. Such descriptions are incorporated herein by reference.

ITEM 4. (REMOVED AND RESERVED)

Form 10-K

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

GREAT PLAINS ENERGY

Great Plains Energy's common stock is listed on the New York Stock Exchange under the symbol "GXP". At February 22, 2011, Great Plains Energy's common stock was held by 22,047 shareholders of record. Information relating to market prices and cash dividends on Great Plains Energy's common stock is set forth in the following table.

	Common Stock Price Range [a]				Common Stock Dividends Declared		
	2010		2009				
Quarter	High	Low	High	Low	2011	2010	2009
First	$ 19.60	$ 17.43	$ 20.34	$ 11.17	$ 0.2075 [b]	$ 0.2075	$ 0.2075
Second	19.63	16.85	15.91	13.44		0.2075	0.2075
Third	19.06	16.95	18.17	14.81		0.2075	0.2075
Fourth	19.63	18.58	20.16	16.93		0.2075	0.2075

[a] Based on closing stock prices.

[b] Declared February 8, 2011, and payable March 21, 2011, to shareholders of record as of February 28, 2011.

Dividend Restrictions

For information regarding dividend restrictions, see Note 13 to the consolidated financial statements.

Purchases of Equity Securities

The following table provides information regarding purchases by the Company of its equity securities during the fourth quarter of 2010.

Issuer Purchases of Equity Securities				
Month	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 1 - 31	15,470 [1]	$ 16.22	-	N/A
November 1 - 30	-	-	-	N/A
December 1 - 31	-	-	-	N/A
Total	15,470	$ 16.22	-	N/A

[1] Represents restricted common shares surrendered to the Company following the resignation of a certain officer.

KCP&L

KCP&L is a wholly owned subsidiary of Great Plains Energy, which holds the one share of issued and outstanding KCP&L common stock.

Dividend Restrictions

For information regarding dividend restrictions, see Note 13 to the consolidated financial statements.

ITEM 6. SELECTED FINANCIAL DATA

Year Ended December 31	2010	2009	2008	2007	2006
Great Plains Energy [a]	(dollars in millions except per share amounts)				
Operating revenues	$ 2,256	$ 1,965	$ 1,670	$ 1,293	$ 1,140
Income from continuing operations [b]	$ 212	$ 152	$ 120	$ 121	$ 137
Net income attributable to Great Plains Energy	$ 212	$ 150	$ 155	$ 159	$ 128
Basic earnings per common share from continuing operations	$ 1.55	$ 1.16	$ 1.16	$ 1.41	$ 1.74
Basic earnings per common share	$ 1.55	$ 1.15	$ 1.51	$ 1.86	$ 1.62
Diluted earnings per common share from continuing operations	$ 1.53	$ 1.15	$ 1.16	$ 1.40	$ 1.73
Diluted earnings per common share	$ 1.53	$ 1.14	$ 1.51	$ 1.85	$ 1.61
Total assets at year end	$ 8,818	$ 8,483	$ 7,869	$ 4,832	$ 4,359
Total redeemable preferred stock, mandatorily redeemable preferred securities and long-term debt (including current maturities)	$ 3,428	$ 3,214	$ 2,627	$ 1,103	$ 1,142
Cash dividends per common share	$ 0.83	$ 0.83	$ 1.66	$ 1.66	$ 1.66
SEC ratio of earnings to fixed charges	2.28	1.81	2.26	2.53	3.50
KCP&L					
Operating revenues	$ 1,517	$ 1,318	$ 1,343	$ 1,293	$ 1,140
Net income	$ 163	$ 129	$ 125	$ 157	$ 149
Total assets at year end	$ 6,026	$ 5,702	$ 5,229	$ 4,292	$ 3,859
Total redeemable preferred stock, mandatorily redeemable preferred securities and long-term debt (including current maturities)	$ 1,780	$ 1,780	$ 1,377	$ 1,003	$ 977
SEC ratio of earnings to fixed charges	2.86	2.44	2.87	3.53	4.11

(a) Great Plains Energy's results include GMO only from the July 14, 2008, acquisition date.

(b) This amount is before income (loss) from discontinued operations, net of income taxes, of $(1.5) million, $35.0 million, $38.3 million and $(9.1) million in 2009 through 2006, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GREAT PLAINS ENERGY INCORPORATED

EXECUTIVE SUMMARY


Form 10-K

Description of Business
Great Plains Energy is a public utility holding company and does not own or operate any significant assets other than the stock of its subsidiaries. Great Plains Energy's direct subsidiaries with operations or active subsidiaries are KCP&L and GMO. Great Plains Energy acquired GMO on July 14, 2008. Great Plains Energy's sole reportable business segment is electric utility for the periods presented.

Electric utility consists of KCP&L, a regulated utility, and GMO's regulated utility operations, which include its Missouri Public Service and St. Joseph Light & Power divisions. Electric utility has over 6,600 MWs of generating capacity and engages in the generation, transmission, distribution and sale of electricity to approximately 823,200 customers in the states of Missouri and Kansas. Electric utility's retail electricity rates are below the national average of investor-owned utilities.

2010 Earnings Overview
Great Plains Energy's 2010 earnings available for common shareholders increased to $210.1 million or $1.53 per share from $148.5 million or $1.14 per share in 2009 primarily driven by an increase in gross margin due to new retail rates and favorable weather. Gross margin is a financial measure that is not calculated in accordance with Generally Accepted Accounting Principles (GAAP). See the explanation of gross margin and the reconciliation to GAAP operating revenues under Great Plains Energy's Results of Operations for further information.

Partially offsetting the increase in gross margin was higher operations and maintenance expense driven by planned plant outages, increased depreciation and amortization expense due to additional regulatory amortization pursuant to KCP&L's 2009 rate cases and depreciation from placing in service the Iatan No. 1 environmental equipment in 2009 and Iatan No. 2 in 2010 (Kansas jurisdiction only), increased general taxes and a decrease in the equity component of AFUDC. Great Plains Energy also recorded a $16.8 million pre-tax loss in 2010 representing KCP&L's and GMO's combined share of the impact of disallowed construction costs for the Iatan No. 1 environmental equipment and the Iatan No. 2 construction project.

Additionally, 2009 reflects a $16.0 million tax benefit due to the settlement of GMO's 2003-2004 tax audit.

KCP&L's Comprehensive Energy Plan
KCP&L's Comprehensive Energy Plan included construction of Iatan No. 2, wind generation, environmental upgrades at certain coal-fired generating stations, infrastructure investments, and energy efficiency, affordability and demand response programs. With the construction of Iatan No. 2 completed in 2010, the remaining component of KCP&L's Comprehensive Energy Plan is to obtain state regulatory approval to include the cost of Iatan No. 2 in rate base and begin recovering the investment in rates.

In August 2010, Iatan No. 2 successfully completed in-service testing, which was confirmed by KCC in October 2010, but is still subject to confirmation by the MPSC, which is expected during the current Missouri rate cases.

In the fourth quarter of 2010, Great Plains Energy and KCP&L completed a final cost estimate for Iatan No. 2. The final cost estimate and previous cost estimate ranges are shown in the following table. The cost estimate ranges do not include AFUDC or the cost of common facilities that were identified at the time of the start-up of the Iatan No. 1 environmental project that will be used by both Iatan No. 1 and Iatan No. 2.

	Final Cost Estimate Range	Previous Estimate Range	Change
		(millions)	
Great Plains Energy's 73% share of Iatan No. 2	$ 1,203 - $ 1,218	$ 1,222 - $ 1,251	$ (19) - $ (33)
KCP&L's 55% share of Iatan No. 2	905 - 917	919 - 941	(14) - (24)

Form 10-K

Kansas Regulatory Proceedings

In December 2009, KCP&L filed a request with KCC to increase retail electric annual revenues by $55.2 million. The request was subsequently adjusted by KCP&L during the rate case proceedings to $50.9 million as the net result of updates to the case. The request included costs related to Iatan No. 2, a new coal-fired generation unit, upgrades to the transmission and distribution system to improve reliability and overall increased costs of service.

In November 2010, KCC issued its order, effective December 1, 2010, authorizing an increase in annual revenues of $21.8 million, a return on equity of 10.0%, an equity ratio of approximately 49.7% and a Kansas jurisdictional rate base of $1.781 billion. The annual revenue increase was subsequently adjusted by KCC in a January 2011 reconsideration order to $22.0 million. In February 2011, KCC issued an order granting KCP&L and another party to the case their respective petitions for reconsideration regarding rate case expenses. The $22.0 million annual revenue increase is considered as interim subject to refund or true-up pending the outcome of the reconsideration proceedings regarding rate case expenses. Also in February 2011, KCP&L and another party to the case filed petitions for judicial review with the Court of Appeals of the State of Kansas, which are stayed until conclusion of the reconsideration proceedings. The rates authorized by KCC will be effective unless and until modified by KCC or stayed by a court.

Accounting rules state that when it becomes probable that part of the cost of a recently completed plant will be disallowed for rate-making purposes and a reasonable estimate of the amount of the disallowance can be made, the estimated amount of the probable disallowance shall be deducted from the reported cost of the plant and recognized as a loss. As a result of disallowances in the KCC order, KCP&L recognized Kansas jurisdictional losses of $4.4 million for construction costs related to Iatan No. 2 and $2.0 million for construction costs related to the Iatan No. 1 environmental project. Management determined it is probable that the MPSC would disallow these costs as well in KCP&L's and GMO's pending rate cases. Therefore, KCP&L's Missouri jurisdictional portion and GMO's portion of these costs were recognized as a loss in addition to the KCP&L Kansas jurisdictional portion resulting in a $16.8 million pre-tax loss representing KCP&L's and GMO's combined share for construction costs incurred through December 31, 2010.

Missouri Regulatory Proceedings

The following table summarizes pending requests for retail rate increases with the MPSC.


Form 10-K



Rate Jurisdiction	File Date	Annual Revenue Increase	Return on Equity	Rate-Making Equity Ratio
		(millions)		
KCP&L - Missouri [a]	6/4/2010	$ 92.1 [b]	11.00% [b]	46.16% [b]
GMO - Missouri Public Service division [a]	6/4/2010	75.8 [c]	11.00% [c]	46.16% [c]
GMO - St. Joseph Light & Power division [a]	6/4/2010	22.1 [d]	11.00% [d]	46.16% [d]

(a) The request includes costs related to Iatan No. 2, a new coal-fired generation unit, upgrades to the transmission and distribution system to improve reliability and overall increased costs of service. For KCP&L, it also include: increased coal transportation costs due to the expiration in 2010 of the majority of KCP&L's current coal transportation contracts. Any authorized changes to retail rates are expected to be effective in May 2011 for KCP&L and June 2011 for GMO.

(b) The requested increase was adjusted by KCP&L in a February 22, 2011, filing with the MPSC to $55.8 million mainly due to lower fuel and purchased power costs, as there is no fuel recovery mechanism, and increased deferred income taxes from bonus depreciation. The lower fuel and purchased power costs were driven by more favorable coal transportation costs and lower actual 2010 fuel and purchased power costs than the amounts included in the June 4, 2010, initial request. The requested return on equity was adjusted by KCP&L to 10.75% and the rate-making equity ratio was adjusted to 46.286%.

(c) The requested increase was adjusted by GMO in a February 22, 2011, filing with the MPSC to $65.2 million as the net result of updates to the case. The requested return on equity was adjusted by GMO to 10.75% and the rate-making equity ratio was adjusted to 46.286%.

(d) The requested increase was adjusted by GMO in a February 22, 2011, filing with the MPSC to $23.2 million as the net result of updates to the case. The requested return on equity was adjusted by GMO to 10.75% and the rate-making equity ratio was adjusted to 46.286%.

In September 2010, GMO received an order from the MPSC approving construction accounting for the Iatan No. 2 project from the Iatan No. 2 in-service date to the effective date of new rates in the current rate case. The effect of the order is to defer GMO's share of Iatan No. 2 operating costs, depreciation expense and carrying costs (interest) offset by Iatan No. 2's system energy value to a regulatory asset rather than impacting the income statement until new rates are effective. KCP&L (Missouri jurisdiction only) was granted construction accounting as part of the Comprehensive Energy Plan.

In November 2010, the MPSC staff filed its construction audit and prudence review regarding construction expenditures through June 30, 2010, for Iatan No. 2 and the Iatan No. 1 environmental project. The MPSC staff recommended disallowances of approximately $130 million and $70 million of the total costs incurred through June 30, 2010, for Iatan No. 2 and the Iatan No. 1 environmental project, respectively, representing all audited expenditures above the associated December 2006 control budget estimates of approximately $1.685 billion and $377 million.

The MPSC staff also filed testimony in KCP&L's and GMO's rate cases in November 2010. The MPSC staff's testimony recommended a return on equity range of 8.5% to 9.5% and revenue increase/(decrease) ranges of approximately $(0.2) million to $14 million for KCP&L, approximately $0.9 million to $10.1 million for GMO's Missouri Public Service division, and approximately $28.8 million to $32.6 million for GMO's St. Joseph Light & Power division. On February 22, 2011, the MPSC Staff filed updated testimony recommending the same return on equity range of 8.5% to 9.5% and revenue increase ranges of approximately $2.2 million to $17.0 million for KCP&L, approximately $29,000 to $9.2 million for GMO's Missouri Public Service division, and approximately $14.9 million to $18.4 million for GMO's St. Joseph Light & Power division. The revenue recommendations reflect the MPSC staff's proposed construction cost disallowances of all audited expenditures as of October 31, 2010, above the control budget estimates, among other differences from KCP&L's and GMO's requests.

Hearings were held beginning in late January 2011 for KCP&L and ran through mid-February 2011 for GMO. The MPSC Staff will file reconciliations of the differences between its February 22, 2011, recommendations and KCP&L's and GMO's February 22, 2011, recommendations with hearings scheduled for March 3 – 4, 2011. New rates are expected to go into effect in May 2011 for KCP&L and June 2011 for GMO.

Transmission Investment Opportunities
In September 2010, GMO accepted a Notification to Construct from SPP for the Missouri portion of a 175-mile, 345kV transmission line in GMO's service territory from Sibley, Missouri to Nebraska City, Nebraska. Construction of the line is expected to occur over 2012 to 2017, with an estimated cost of about $380 million for GMO's portion of the line. This line is one of a number of priority projects that the SPP has developed as part of its transmission expansion plans for the region. In June 2010, FERC approved the SPP's proposed cost allocation method for these projects. KCP&L has also accepted a Notification to Construct from SPP for a 30-mile, 345kV transmission line, with estimated construction costs of $54 million and an expected 2015 in-service date, from KCP&L's Iatan generating station to KCP&L's Nashua substation. GMO and KCP&L have the obligation to build their separate lines, which may be done solely or with other entities, unless the obligation is transferred to another qualified transmission owner. GMO and KCP&L have not determined which of these alternative courses of action to pursue. SPP retains the authority to revise or withdraw existing Notifications to Construct for transmission projects based upon emerging transmission plans and the associated needs for specific projects.

RELATED PARTY TRANSACTIONS

See Note 18 to the consolidated financial statements for information regarding related party transactions.

ENVIRONMENTAL MATTERS

See Note 15 to the consolidated financial statements for information regarding environmental matters.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Management considers an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate or different estimates that could have been used could have a material impact on Great Plains Energy's results of operations and financial position. Management has identified the following accounting policies as critical to the understanding of Great Plains Energy's results of operations and financial position. Management has discussed the development and selection of these critical accounting policies with the Audit Committee of the Great Plains Energy Board of Directors (Board).

Pensions
Great Plains Energy and KCP&L incur significant costs in providing non-contributory defined pension benefits. The costs are measured using actuarial valuations that are dependent upon numerous factors derived from actual plan experience and assumptions of future plan experience.

Pension costs are impacted by actual employee demographics (including age, life expectancies, compensation levels and employment periods), earnings on plan assets, the level of contributions made to the plan, and plan amendments. In addition, pension costs are also affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and pension costs.

The assumed rate of return on plan assets was developed based on the weighted average of long-term returns forecast for the expected portfolio mix of investments held by the plan. The assumed discount rate was selected based on the prevailing market rate of fixed income debt instruments with maturities matching the expected timing of the benefit obligation. These assumptions, updated annually at the measurement date, are based on management's best estimates and judgment; however, material changes may occur if these assumptions differ from actual events. See Note 9 to the consolidated financial statements for information regarding the assumptions used to determine benefit obligations and net costs.



Form 10-K

The following table reflects the sensitivities associated with a 0.5% increase or a 0.5% decrease in key actuarial assumptions. Each sensitivity reflects the impact of the change based on a change in that assumption only.

Actuarial assumption	Change in Assumption	Impact on Projected Benefit Obligation	Impact on 2010 Pension Expense
		(millions)	
Discount rate	0.5% increase	$ (59.6)	$ (4.6)
Rate of return on plan assets	0.5% increase	-	(2.6)
Discount rate	0.5% decrease	66.0	5.0
Rate of return on plan assets	0.5% decrease	-	2.6

Pension expense for KCP&L is recorded in accordance with rate orders from the MPSC and KCC. The orders allow the difference between pension costs under GAAP and pension costs for ratemaking to be recorded as a regulatory asset or liability with future ratemaking recovery or refunds, as appropriate. KCP&L recorded 2010 pension expense of $40 million after allocations to the other joint owners of generating facilities and capitalized amounts in accordance with the MPSC and KCC rate orders.

GMO records pension expense in accordance with rate orders from the MPSC. The difference between this expense and GAAP expense is recorded as a regulatory asset or liability. See Note 9 to the consolidated financial statements for additional discussion of the accounting for pensions.

The Company's 2011 projected weighted average long-term rate of return on plan assets is 7.3%, a 0.7% decrease from 2010. The reduction in the rate of return is expected to increase 2011 GAAP pension expense approximately $4 million.

Market conditions and interest rates significantly affect the future assets and liabilities of the plan. It is difficult to predict future pension costs, changes in pension liability and cash funding requirements due to volatile market conditions.

Regulatory Matters

Great Plains Energy and KCP&L have recorded assets and liabilities on their consolidated balance sheets resulting from the effects of the ratemaking process, which would not otherwise be recorded under GAAP. Regulatory assets represent incurred costs that are probable of recovery from future revenues. Regulatory liabilities represent future reductions in revenues or refunds to customers.

Management regularly assesses whether regulatory assets and liabilities are probable of future recovery or refund by considering factors such as decisions by the MPSC, KCC or FERC in electric utility's rate case filings; decisions in other regulatory proceedings, including decisions related to other companies that establish precedent on matters applicable to electric utility; and changes in laws and regulations. If recovery or refund of regulatory assets or liabilities is not approved by regulators or is no longer deemed probable, these regulatory assets or liabilities are recognized in the current period results of operations. Electric utility's continued ability to meet the criteria for recording regulatory assets and liabilities may be affected in the future by restructuring and deregulation in the electric industry or changes in accounting rules. In the event that the criteria no longer applied to all or a portion of electric utility's operations, the related regulatory assets and liabilities would be written off unless an appropriate regulatory recovery mechanism is provided. Additionally, these factors could result in an impairment on utility plant assets. See Note 6 to the consolidated financial statements for additional information.

Impairments of Assets, Intangible Assets and Goodwill

Long-lived assets and intangible assets subject to amortization are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as prescribed under GAAP.

Accounting rules require goodwill to be tested for impairment annually and when an event occurs indicating the possibility that an impairment exists. The goodwill impairment test is a two step process. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill, to identify potential impairment. If the carrying amount exceeds the fair value of the reporting unit, the second step of the test is performed, consisting of assignment of the reporting unit's fair value to its assets and liabilities to determine an implied fair value of goodwill, which is compared to the carrying amount of goodwill to determine the impairment loss, if any, to be recognized in the financial statements. Great Plains Energy's regulated electric utility operations are considered one reporting unit for assessment of impairment, as they are included within the same operating segment and have similar economic characteristics.

Great Plains Energy's stock traded at a price below carrying value throughout 2010. If the stock price were to decline substantially further from its current level in relation to carrying value, accounting rules may require Great Plains Energy to conduct additional goodwill impairment tests. There is no assurance that the results of these additional tests will not require Great Plains Energy to recognize an impairment of goodwill.

The annual impairment test for the $169.0 million of GMO acquisition goodwill was conducted on September 1, 2010. Fair value of the reporting unit exceeded the carrying amount by over $700 million, including goodwill; therefore, there was no impairment of goodwill.

The determination of fair value of the reporting unit consisted of two valuation techniques: an income approach consisting of a discounted cash flow analysis and a market approach consisting of a determination of reporting unit invested capital using market multiples derived from the historical revenue, EBITDA and net utility asset values and market prices of stock of electric and gas company regulated peers. The results of the two techniques were evaluated and weighted to determine a point within the range that management considered representative of fair value for the reporting unit, which involves a significant amount of management judgment.

The discounted cash flow analysis is most significantly impacted by two assumptions: estimated future cash flows and the discount rate applied to those cash flows. Management determined the appropriate discount rate to be based on the reporting unit's weighted average cost of capital (WACC). The WACC takes into account both the cost of equity and after-tax cost of debt. Estimated future cash flows are based on Great Plains Energy's internal business plan, which assumes the occurrence of certain events in the future, such as the outcome of future rate filings, future approved rates of return on equity, anticipated earnings/returns related to future capital investments, continued recovery of cost of service and the renewal of certain contracts. Management also makes assumptions regarding the run rate of operations, maintenance and general and administrative costs based on the expected outcome of the aforementioned events. Should the actual outcome of some or all of these assumptions differ significantly from the current assumptions, revisions to current cash flow assumptions could cause the fair value of Great Plains Energy's reporting unit under the income approach to be significantly different in future periods and could result in a future impairment charge to goodwill.

The market approach analysis is most significantly impacted by management's selection of relevant electric and gas company regulated peers as well as the determination of an appropriate control premium to be added to the calculated invested capital of the reporting unit, as control premiums associated with a controlling interest are not reflected in the quoted market price of a single share of stock. Management determined an appropriate control premium by using an average of control premiums for recent acquisitions in the industry. Changes in results of peer companies, selection of different peer companies and future acquisitions with significantly different control premiums could result in a significantly different fair value of Great Plains Energy's reporting unit.


Form 10-K

Income Taxes

Income taxes are accounted for using the asset/liability approach. Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Deferred investment tax credits are amortized ratably over the life of the related property. Deferred tax assets are also recorded for net operating loss, capital loss and tax credit carryforwards. The Company is required to estimate the amount of taxes payable or refundable for the current year and the deferred tax liabilities and assets for future tax consequences of events reflected in the Company's consolidated financial statements or tax returns. This process requires management to make assessments regarding the timing and probability of the ultimate tax impact. The Company records valuation allowances on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

Additionally, the Company establishes reserves for uncertain tax positions based upon management's judgment regarding potential future challenges to those positions. The accounting estimates related to the liability for uncertain tax positions require management to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. If it is determined that it is more likely than not a tax position will be sustained based on its technical merits, the impact of the position is recorded in the Company's consolidated financial statements at the largest amount that is greater than fifty percent likely of being realized upon ultimate settlement. These estimates are updated at each reporting date based on the facts, circumstances and information available. Management is also required to assess at each reporting date whether it is reasonably possible that any significant increases or decreases to the unrecognized tax benefits will occur during the next twelve months. See Note 21 to the consolidated financial statements for additional information.

GREAT PLAINS ENERGY RESULTS OF OPERATIONS

The following table summarizes Great Plains Energy's comparative results of operations. GMO's results of operations are only included subsequent to the July 14, 2008, date of acquisition.

	2010	2009	2008
		(millions)	
Operating revenues	$ 2,255.5	$ 1,965.0	$ 1,670.1
Fuel	(430.7)	(405.5)	(311.4)
Purchased power	(213.8)	(183.7)	(208.9)
Transmission of electricity by others	(27.4)	(26.9)	(22.5)
Gross margin [(a)]	1,583.6	1,348.9	1,127.3
Other operating expenses	(779.7)	(726.6)	(617.3)
Depreciation and amortization	(331.6)	(302.2)	(235.0)
Operating income	472.3	320.1	275.0
Non-operating income and expenses	24.4	42.6	21.1
Interest charges	(184.8)	(180.9)	(111.3)
Income tax expense	(99.0)	(29.5)	(63.8)
Loss from equity investments	(1.0)	(0.4)	(1.3)
Income from continuing operations	211.9	151.9	119.7
Income (loss) from discontinued operations	-	(1.5)	35.0
Net income	211.9	150.4	154.7
Less: Net income attributable to noncontrolling interest	(0.2)	(0.3)	(0.2)
Net income attributable to Great Plains Energy	211.7	150.1	154.5
Preferred dividends	(1.6)	(1.6)	(1.6)
Earnings available for common shareholders	$ 210.1	$ 148.5	$ 152.9

[(a)] Gross margin is a non-GAAP financial measure. See explanation of gross margin below.

2010 compared to 2009

Great Plains Energy's 2010 earnings available for common shareholders increased to $210.1 million, or $1.53 per share, from $148.5 million, or $1.14 per share in 2009.

Electric utility's net income increased $77.5 million in 2010 compared to 2009 primarily driven by an increase in gross margin due to new retail rates and favorable weather. Partially offsetting the increase in gross margin were higher operations and maintenance expenses driven by planned plant outages, increased depreciation and amortization expense due to additional regulatory amortization pursuant to KCP&L's 2009 rate cases and depreciation from placing in service the Iatan No. 1 environmental equipment during 2009 and Iatan No. 2 during 2010 (Kansas jurisdiction only), increased general taxes and a decrease in the equity component of AFUDC. Electric utility also recorded a $16.8 million pre-tax loss in 2010 representing KCP&L's and GMO's combined share of the impact of disallowed construction costs for the Iatan No. 1 environmental equipment and the Iatan No. 2 construction project.

Great Plains Energy's corporate and other activities had an additional $17.4 million loss from continuing operations in 2010 compared to 2009 primarily due to $7.1 million of after-tax write downs of affordable housing investments and an additional $6.8 million of after-tax interest expense for Equity Units issued in 2009. Additionally, 2009 reflects a $16.0 million tax benefit due to the settlement of GMO's 2003-2004 tax audit. Partially offsetting these items was the recognition of $3.9 million of deferred tax credits upon the sale of GMO's former headquarters and $2.4 million of after-tax interest income, net of fees, from an interest refund from the IRS in 2010.

Form 10-K

2009 compared to 2008

Great Plains Energy's 2009 earnings available for common shareholders decreased to $148.5 million, or $1.14 per share, from $152.9 million, or $1.51 per share in 2008. A higher number of common shares outstanding diluted 2009 earnings per share by $0.33. Great Plains Energy's significant share issuances were 32.2 million common shares for the acquisition of GMO in July 2008 and 11.5 million common shares in May 2009.

Electric utility's net income increased $14.7 million in 2009 compared to 2008 reflecting the inclusion of GMO for the full year in 2009. Additionally, an increase in gross margin reflecting new retail rates effective August 1, 2009, and September 1, 2009, for Kansas and Missouri, respectively, an increase in the equity component of AFUDC and decreased income taxes also increased net income. Partially offsetting these increases was increased depreciation expense due to placing the Iatan environmental equipment in service and increased interest expense due to the issuance of new long-term debt in 2009.

Great Plains Energy's corporate and other activities loss from continuing operations decreased $17.4 million in 2009 compared to 2008 primarily attributable to a $16.0 million tax benefit due to the settlement of GMO's 2003-2004 tax audit in 2009 partially offset by $11.4 million of after-tax interest expense for Equity Units issued in 2009. Additionally, 2008 reflects a $5.7 million after-tax loss for the change in fair value of interest rate hedges.

Gross Margin

Gross margin is a financial measure that is not calculated in accordance with GAAP. Gross margin, as used by Great Plains Energy and KCP&L, is defined as operating revenues less fuel, purchased power and transmission of electricity by others. Expenses for fuel, purchased power and transmission of electricity by others, offset by wholesale sales margin, are subject to recovery through cost adjustment mechanisms, except for KCP&L's Missouri retail operations. As a result, operating revenues increase or decrease in relation to a significant portion of these expenses. Management believes that gross margin provides a more meaningful basis for evaluating electric utility's operations across periods than operating revenues because gross margin excludes the revenue effect of fluctuations in these expenses. Gross margin is used internally to measure performance against budget and in reports for management and the Board. The Companies' definition of gross margin may differ from similar terms used by other companies.

ELECTRIC UTILITY RESULTS OF OPERATIONS

The following table summarizes the electric utility segment results of operations.

	2010	2009	2008
		(millions)	
Operating revenues	$ 2,255.5	$ 1,965.0	$ 1,670.1
Fuel	(430.7)	(405.5)	(311.4)
Purchased power	(213.8)	(183.7)	(209.9)
Transmission of electricity by others	(27.4)	(26.9)	(22.5)
Gross margin [(a)]	1,583.6	1,348.9	1,126.3
Other operating expenses	(773.4)	(712.0)	(601.7)
Depreciation and amortization	(331.6)	(302.2)	(235.0)
Operating income	478.6	334.7	289.6
Non-operating income and expenses	23.1	37.7	21.3
Interest charges	(143.1)	(151.0)	(96.9)
Income tax expense	(123.3)	(63.6)	(70.9)
Net income	$ 235.3	$ 157.8	$ 143.1

[(a)] Gross margin is a non-GAAP financial measure. See explanation of gross margin under Great Plains Energy's Results of Operations.

Electric Utility Gross Margin and MWh Sales

The following tables summarize electric utility's gross margin and MWhs sold.

Gross Margin [a]	2010	% Change	2009	% Change [b]	2008
			(millions)		
Retail revenues					
Residential	$ 915.8	19	$ 772.6	NM	$ 605.5
Commercial	838.0	11	752.5	NM	620.7
Industrial	193.5	13	171.9	NM	142.2
Other retail revenues	17.5	2	17.2	NM	13.3
Provision for rate refund (excess Missouri wholesale margin)	(3.7)	NA	-	NM	(2.9)
Fuel recovery mechanism under recovery	42.9	31	32.8	NM	30.7
Total retail	2,004.0	15	1,747.0	NM	1,409.5
Wholesale revenues	205.9	18	174.6	NM	230.1
Other revenues	45.6	5	43.4	NM	30.5
Operating revenues	2,255.5	15	1,965.0	NM	1,670.1
Fuel	(430.7)	6	(405.5)	NM	(311.4)
Purchased power	(213.8)	16	(183.7)	NM	(209.9)
Transmission of electricity by others	(27.4)	2	(26.9)	NM	(22.5)
Gross margin	$ 1,583.6	17	$ 1,348.9	NM	$ 1,126.3

[a] Gross margin is a non-GAAP financial measure. See explanation of gross margin under Great Plains Energy's Results of Operations.

[b] Not meaningful due to the acquisition of GMO on July 14, 2008.

MWh Sales	2010	% Change	2009	% Change [a]	2008
			(thousands)		
Retail MWh sales					
Residential	9,459	9	8,647	NM	7,047
Commercial	10,950	3	10,637	NM	9,227
Industrial	3,286	5	3,143	NM	2,721
Other retail MWh sales	111	(9)	122	NM	94
Total retail	23,806	6	22,549	NM	19,089
Wholesale MWh sales	6,534	16	5,626	NM	5,237
Total MWh sales	30,340	8	28,175	NM	24,326

[a] Not meaningful due to the acquisition of GMO on July 14, 2008.

Electric utility's residential customers' usage is significantly affected by weather. Bulk power sales, the major component of wholesale sales, vary with system requirements, generating unit and purchased power availability, fuel costs and requirements of other electric systems. Electric utility's revenues contain certain fuel recovery mechanisms as follows:

- KCP&L's Kansas retail rates contain an ECA tariff. The ECA tariff reflects the projected annual amount of fuel, purchased power, emission allowances, transmission costs and asset-based off-system sales margin. These projected amounts are subject to quarterly re-forecasts. Any difference between the ECA revenue collected and the actual ECA amounts for a given year (which may be positive or negative) is recorded as an increase to or reduction of retail revenues and deferred as a regulatory asset or liability to be recovered from or refunded to Kansas retail customers over twelve months beginning April 1 of the succeeding year.

- GMO's electric retail rates contain an FAC tariff under which 95% of the difference between actual fuel cost, purchased power costs and off-system sales margin and the amount provided in base rates for these costs is passed along to GMO's customers. The FAC cycle consists of an accumulation period of six months beginning in June and December with FAC rate approval requested every six months for a twelve month recovery period. The FAC is recorded as an increase to or reduction of retail revenues and deferred as a regulatory asset or liability to be recovered from or refunded to GMO's electric retail customers.


Form 10-K

- GMO's steam rates contain a QCA under which 85% of the difference between actual fuel costs and base fuel costs is passed along to GMO's steam customers. The QCA is recorded as an increase to or reduction of other revenues and deferred as a regulatory asset or liability to be recovered from or refunded to GMO's steam customers.

KCP&L's Missouri retail rates do not contain a fuel recovery mechanism, meaning that changes in fuel and purchased power costs will not be reflected in rates until new rates are authorized by the MPSC creating a regulatory lag between the time costs change and when they are reflected in rates. This regulatory lag applies to all costs not included in fuel recovery mechanisms as described above. In the current rising cost environment, regulatory lag can be expected to have an adverse impact, which could be material, on Great Plains Energy's results of operations. Additionally, KCP&L's retail rates in Missouri reflect a set level of non-firm wholesale electric sales margin. KCP&L will not recover any shortfall in non-firm wholesale electric sales margin from the level included in Missouri retail rates and any amount of margin above the level reflected in Missouri retail rates will be returned to KCP&L Missouri retail customers in a future rate case.

Electric utility's gross margin increased $234.7 million in 2010 compared to 2009 primarily due to the increase in retail revenues driven by new retail rates effective August 1, 2009 and September 1, 2009, for Kansas and Missouri, respectively, and favorable weather.

Retail MWhs sold in 2010 increased due to favorable weather, with a 2% increase in heating degree days and a 56% increase in cooling degree days. Cooling degree days were 23% above normal based on a 30-year average. Wholesale MWhs sold increased due to a 9% increase in generation resulting in more MWhs available for sale, partially offset by the higher retail load requirements. The increase in generation was primarily a result of Iatan No. 2 being placed in service during 2010 and Iatan No. 1 being off-line from January through mid-April 2009 to complete an environmental upgrade and unit overhaul, with the expenditures being capitalized and therefore not impacting operating and maintenance expenses. The coal base load equivalent availability factor increased to 82% in 2010 compared to 79% for 2009.

Electric utility's gross margin increased $222.6 million in 2009 compared to 2008 driven by the inclusion of GMO for a full year and an increase in retail revenues due to new retail rates effective August 1, 2009, and September 1, 2009, for Kansas and Missouri, respectively. The increase to retail revenues was partially offset by a decline in weather-normalized customer usage driven by weakened economic conditions and unfavorable summer weather in 2009, with a 9% decrease in cooling degree days. Cooling degree days were 22% below normal based on a 30-year average.

The following table provides cooling degree days (CDD) and heating degree days (HDD) for the last three years at the Kansas City International Airport. CDD and HDD are used to reflect the demand for energy to cool or heat homes and buildings.

	2010	% Change	2009	% Change	2008
CDD	1,705	56	1,090	(9)	1,196
HDD	5,160	2	5,069	(9)	5,590

Electric Utility Other Operating Expenses ***(including utility operating and maintenance expenses, general taxes and other)***
Electric utility's other operating expenses increased $61.4 million in 2010 compared to 2009. Plant operating and maintenance expenses increased $17.8 million in 2010 compared to 2009 primarily driven by planned plant outages, including the impact of outages in 2009 that included capitalizable improvements and therefore did not impact operating and maintenance expenses, partially offset by $7.5 million expensed in September 2009 after KCP&L exercised its option to terminate an agreement for the construction of a wind project. The accounting effects of the KCC rate order increased other operating expenses $5.4 million in 2010. General taxes increased $14.8 million in 2010 compared to 2009 driven by increased gross receipts taxes on increased retail revenues and increased property taxes.

Accounting rules state that when it becomes probable that part of the cost of a recently completed plant will be disallowed for rate-making purposes and a reasonable estimate of the amount of the disallowance can be made, the estimated amount of the probable disallowance shall be deducted from the reported cost of the plant and recognized as a loss. As a result of disallowances in the KCC order, KCP&L recognized Kansas jurisdictional losses of $4.4 million for construction costs related to Iatan No. 2 and $2.0 million for construction costs related to the Iatan No. 1 environmental project. Management determined it is probable that the MPSC would disallow these costs as well in KCP&L's and GMO's pending rate cases. Therefore, KCP&L's Missouri jurisdictional portion and GMO's portion of these costs were recognized as a loss in addition to the KCP&L Kansas jurisdictional portion resulting in a $16.8 million pre-tax loss representing KCP&L's and GMO's combined share for construction costs incurred through December 31, 2010.

Electric utility's other operating expenses increased $110.3 million in 2009 compared to 2008 driven by the inclusion of GMO for a full year, increased employee-related costs and a $7.5 million payment to terminate an agreement for the construction of a wind project. These increases were partially offset by increased use of internal labor on capital projects as a result of more efficient operations as well as spending reductions and the impact of realized synergies from the GMO acquisition.

Electric Utility Depreciation and Amortization
Electric utility's depreciation and amortization costs increased $29.4 million in 2010 compared to 2009 primarily due to $14.4 million of additional regulatory amortization pursuant to KCP&L's 2009 rate cases. The remaining increase was due to placing in service the Iatan No. 1 environmental equipment during 2009 and commencement of depreciation on Iatan No. 2 during 2010 (Kansas jurisdiction only), as well as normal depreciation activity for other capital additions.

Electric utility's depreciation and amortization costs increased $67.2 million in 2009 compared to 2008 driven by the inclusion of GMO for a full year, $10.8 million of additional regulatory amortization pursuant to KCP&L's 2009 rate cases, the impact of placing Iatan No. 1 and Sibley No. 3 environmental equipment in service during 2009 and normal depreciation activity for other capital additions.


Form 10-K

Electric Utility Non-Operating Income and Expenses

Electric utility's non-operating income and expenses decreased $14.6 million in 2010 compared to 2009 primarily due to a decrease in the equity component of AFUDC resulting from a lower average construction work in progress balance due to KCP&L's Comprehensive Energy Plan projects being placed in service.

Electric utility's non-operating income and expenses increased $16.4 million in 2009 compared to 2008 primarily due to a $15.4 million increase in the equity component of AFUDC resulting from higher average construction work in progress balances and the inclusion of GMO for a full year.

Electric Utility Interest Charges

Electric utility's interest charges decreased $7.9 million in 2010 compared to 2009 primarily due to the deferral to a regulatory asset of construction accounting carrying costs for Iatan No. 1, Iatan No. 2 and common facilities and the maturity of $68.5 million of GMO's 7.625% Senior Notes in December 2009. These decreases were partially offset by a decrease in the debt component of AFUDC resulting from a lower average construction work in progress balance due to KCP&L's Comprehensive Energy Plan projects being placed in service, interest for a full year on KCP&L's $400.0 million of 7.15% Mortgage Bonds Series 2009A issued in March 2009 and interest on an intercompany note from Great Plains Energy to GMO issued in August 2010.

Electric utility's interest charges increased $54.1 million in 2009 compared to 2008 driven by the inclusion of GMO for a full year, interest on KCP&L's $400.0 million of Mortgage Bonds Series 2009A issued in March 2009 and interest for a full year on $350.0 million of unsecured Senior Notes issued in March 2008. These increases were partially offset at KCP&L by decreased commercial paper outstanding, decreased rates on commercial paper and an increase in the debt component of AFUDC resulting from a higher average construction work in progress balance due to KCP&L's Comprehensive Energy Plan projects.

Electric Utility Income Tax Expense

Electric utility's income tax expense increased $59.7 million in 2010 compared to 2009 due to increased pre-tax income and a $2.8 million increase in income tax expense for the cumulative change in tax treatment of the Medicare Part D subsidy under the Federal health care reform legislation signed into law in 2010.

Electric utility's income tax expense decreased $7.3 million in 2009 compared to 2008 due to an increase in KCP&L's deferred tax balances in 2008 of $20.3 million as a result of an increase in the composite tax rate reflecting the 2008 sale of Strategic Energy. Additionally, 2008 reflected $6.7 million of allocated tax benefits from holding company losses. The tax sharing agreement between Great Plains Energy and its subsidiaries was modified on July 14, 2008. As part of the new agreement, parent company tax benefits are no longer allocated to KCP&L or other subsidiaries. The inclusion of GMO for a full year in 2009 also partially offset the decrease in income tax expense.

GREAT PLAINS ENERGY SIGNIFICANT BALANCE SHEET CHANGES (December 31, 2010 compared to December 31, 2009)

- Great Plains Energy's accounts receivable pledged as collateral and collateralized note payable of $95.0 million reflects the adoption on January 1, 2010, of new accounting rules for transfers of financial assets. See Note 3 to the consolidated financial statements for additional information.
- Great Plains Energy's refundable income taxes decreased $11.4 million primarily due to income tax refunds received.
- Great Plains Energy's deferred income taxes – current assets decreased $22.5 million primarily due to a reclassification to deferred income taxes – long-term driven by a change in the expected timing of utilizing net operating loss benefits as a result of bonus depreciation available in 2011.
- Great Plains Energy's assets held for sale decreased $19.4 million due to the sale of two properties with book values of $11.7 million and the reclassification of the remaining properties with book values of $7.7 million to other – investments and other assets. See Note 4 to the consolidated financial statements for additional information.
- Great Plains Energy's electric utility plant increased $1.7 billion primarily due to $1.3 billion, $103.0 million and $76.8 million placed in service for Iatan No. 2, Spearville 2 Wind Energy Facility and the Iatan No. 1 environmental project and certain Iatan facility common costs, respectively, in addition to normal plant activity.
- Great Plains Energy's construction work in progress decreased $1.2 billion primarily due to projects placed in service as described above, in addition to normal plant activity.
- Great Plains Energy's affordable housing limited partnerships decreased $12.9 million primarily due to the write down of these investments. See Note 20 to the consolidated financial statements for additional information.
- Great Plains Energy's notes payable decreased $242.5 million primarily due to repayment with proceeds from the issuance of $250.0 million of 2.75% Senior Notes, partially offset by a $6.9 million payment for the settlement of forward starting swaps (FSS) and additional borrowings to support other normal operating activities.
- Great Plains Energy's commercial paper increased $76.9 million primarily due to increased borrowings driven by the timing of cash payments.
- Great Plains Energy's accounts payable decreased $38.7 million primarily due to the timing of cash payments, including payments related to KCP&L's Comprehensive Energy Plan.
- Great Plains Energy's derivative instruments – current liabilities increased $20.5 million primarily due to mark-to-market losses on Great Plains Energy's FSS, which is offset in OCI.
- Great Plains Energy's deferred income taxes – long-term increased $136.4 million primarily due to a $119.1 million increase in temporary differences mostly as a result of bonus depreciation, partially offset by a reclassification with deferred income taxes – current assets described above.
- Great Plains Energy's long-term debt decreased $270.3 million primarily to reflect GMO's $137.3 million 7.95% Senior Notes, $197.0 million 7.75% Senior Notes and KCP&L's $150.0 million 6.50% Senior Notes as current maturities. Current maturities of long-term debt increased similarly. Partially offsetting the decrease in long-term debt was Great Plains Energy's issuance of $250.0 million of 2.75% Senior Notes in August 2010.

Form 10-K

CAPITAL REQUIREMENTS AND LIQUIDITY

Great Plains Energy operates through its subsidiaries and has no material assets other than the stock of its subsidiaries. Great Plains Energy's ability to make payments on its debt securities and its ability to pay dividends is dependent on its receipt of dividends or other distributions from its subsidiaries, proceeds from the issuance of its securities and borrowing under its revolving credit facility.

Great Plains Energy's capital requirements are principally comprised of debt maturities and electric utility's construction and other capital expenditures. These items as well as additional cash and capital requirements are discussed below.

Great Plains Energy's liquid resources at December 31, 2010, consisted of $10.8 million of cash and cash equivalents on hand and $923.6 million of unused bank lines of credit. The unused lines consisted of $174.7 million from Great Plains Energy's revolving credit facility, $312.1 million from KCP&L's credit facilities and $436.8 million from GMO's revolving credit facility. At February 22, 2011, Great Plains Energy's unused bank lines of credit decreased $201.4 million from the amount at December 31, 2010, primarily due to the repayment of GMO's $137.3 million of 7.95% Senior Notes that matured in February 2011, in addition to the timing of cash payments driven by normal business cycles and operations. See Note 11 to the consolidated financial statements for more information on these credit facilities. Generally, Great Plains Energy uses these liquid resources to meet its day-to-day cash flow requirements, and from time to time issues equity and/or long-term debt to repay short-term debt or increase cash balances.

Great Plains Energy intends to meet day-to-day cash flow requirements including interest payments, retirement of maturing debt, construction requirements, dividends and pension benefit plan funding requirements with a combination of internally generated funds and proceeds from the issuance of equity securities, equity-linked securities and/or short-term and long-term debt. Great Plains Energy's intention to meet a portion of these requirements with internally generated funds may be impacted by the effect of inflation on operating expenses, the level of retail MWh sales, regulatory actions, compliance with environmental regulations and the availability of generating units. In addition, Great Plains Energy may issue equity, equity-linked securities and/or debt to finance growth.

At December 31, 2010, Great Plains Energy's long-term debt maturities in 2011 and 2012 were $485.7 million and $513.9 million, respectively. In February 2011, repayment of GMO's $137.3 million of 7.95% Senior Notes that matured in February 2011 reduced the 2011 long-term debt maturities to $348.4 million. Great Plains Energy is evaluating alternatives to refinance the remaining long-term debt, including issuing new long-term debt. Based on current market conditions and Great Plains Energy's unused bank lines of credit, Great Plains Energy expects to have the ability to access the markets to complete the necessary refinancing.

Cash Flows from Operating Activities

Great Plains Energy generated positive cash flows from operating activities for the periods presented. The increase in cash flows from operating activities for Great Plains Energy in 2010 compared to 2009 is primarily due to an increase in net income, an increase in deferred income taxes from utilizing bonus depreciation, which defers the cash payment for taxes on current year income, and a decrease in cash flows for accounts payable due to the completion of significant construction projects. On January 1, 2010, Great Plains Energy adopted new accounting rules for transfers of financial assets, which resulted in the recognition of $95.0 million of accounts receivables pledged as collateral and a corresponding short-term collateralized note payable on Great Plains Energy's balance sheet at December 31, 2010. See Note 3 for additional information. As a result, cash flows from operating activities were reduced by $95.0 million and cash flow from financing activities were raised by $95.0 million with no impact to the net change in cash in 2010. Additionally, cash flows from operating activities in 2009 reflect the payment of $79.1 million for the settlement of FSS upon the issuance of $400.0 million of 7.15% Mortgage Bonds Series 2009A. Other changes in working capital are detailed in Note 2 to the consolidated financial statements. The individual components of working capital vary with normal business cycles and operations.

The decrease in cash flows from operating activities for Great Plains Energy in 2009 compared to 2008 is primarily due to a decrease in accounts payable due to the timing of cash payments and completing significant construction projects and the payment of $79.1 million for the settlement of FSS upon the issuance of $400.0 million of 7.15% Mortgage Bonds Series 2009A in 2009. Partially offsetting these decreases was KCP&L's 2008 payment of $41.2 million for the settlement of three Treasury Locks (T-Locks). Additionally, 2008 cash flows from operating activities include Strategic Energy. Great Plains Energy sold Strategic Energy in 2008. Other changes in working capital are detailed in Note 2 to the consolidated financial statements. The individual components of working capital vary with normal business cycles and operations.


Form 10-K

Cash Flows from Investing Activities
Great Plains Energy's cash used for investing activities varies with the timing of utility capital expenditures and purchases of investments and nonutility property. Investing activities are offset by the proceeds from the sale of properties and insurance recoveries.

Great Plains Energy's utility capital expenditures decreased $223.1 million in 2010 compared to 2009 due to a decrease in cash utility capital expenditures primarily related to the Iatan No. 1 environmental project, Iatan No. 2 and Spearville 2 Wind Energy Facility.

Great Plains Energy's utility capital expenditures decreased $182.6 million in 2009 compared to 2008 due to a decrease in KCP&L's cash utility capital expenditures primarily related to the Iatan No. 1 environmental project and Iatan No. 2.

In 2008, Great Plains Energy completed the sale of Strategic Energy and received gross cash proceeds of $307.7 million. At the time of the sale, Strategic Energy had $88.9 million of cash, resulting in proceeds from the sale of Strategic Energy, net of cash sold of $218.8 million.

On July 14, 2008, Great Plains Energy closed its acquisition of GMO. Great Plains Energy paid cash consideration of $0.7 billion. At the time of the acquisition, GMO had approximately $1.0 billion of cash from the sale of its electric and gas utility assets in Colorado, Kansas, Nebraska and Iowa to Black Hills.

Cash Flows from Financing Activities
Great Plains Energy's cash flows from financing activities in 2010 reflect the issuance, at a discount, of $250.0 million of 2.75% Senior Notes that mature in 2013. Great Plains Energy used the proceeds to make a three-year intercompany loan to GMO with GMO using the proceeds to repay short-term borrowings. Also reflected is the $95.0 million impact of the short-term collateralized note payable described above under cash flows from operating activities.

Great Plains Energy's cash flows from financing activities in 2009 reflect gross proceeds of $161.0 million from the issuance of 11.5 million shares of common stock at $14 per share and gross proceeds of $287.5 million from the issuance of 5.8 million Equity Units. See Note 12 to the consolidated financial statements for more information on the Equity Units. Also reflected in the cash flows from financing activities in 2009 is KCP&L's issuance, at a discount, of $400.0 million of Mortgage Bonds Series 2009A that mature in 2019. Additionally, Great Plains Energy sold 3.8 million shares of common stock for $50.0 million in gross proceeds under a Sales Agency Financing Agreement with BNY Mellon Capital Markets, LLC (BNYMCM). Great Plains Energy paid $22.8 million in 2009 for fees related to all issuances of debt and common stock. The proceeds from these issuances were used primarily to repay short-term borrowings.

Great Plains Energy's cash flows from financing activities in 2008 reflect KCP&L's issuance of $350.0 million of unsecured Senior Notes that mature in 2018. The proceeds were used to repay short-term borrowings. GMO repaid $169.0 million on a credit agreement that was terminated in 2008 and subsequently borrowed $110.0 million under its new revolving credit facility. Additionally, GMO terminated various other credit agreements and paid $12.5 million of termination fees.

Form 10-K

Impact of Credit Ratings on Liquidity
The ratings of Great Plains Energy's, KCP&L's and GMO's securities by the credit rating agencies impact their liquidity, including the cost of borrowings under their revolving credit agreements and in the capital markets. The Companies view maintenance of strong credit ratings as extremely important to their access to and cost of debt financing and to that end maintain an active and ongoing dialogue with the agencies with respect to results of operations, financial position, and future prospects. While a decrease in these credit ratings would not cause any acceleration of Great Plains Energy's, KCP&L's or GMO's debt, it could increase interest charges under Great Plains Energy's 6.875% Senior Notes due 2017, GMO's 11.875% Senior Notes due 2012, GMO's 7.95% Senior Notes due 2011 and Great Plains Energy's, KCP&L's and GMO's revolving credit agreements. A decrease in credit ratings could also have, among other things, an adverse impact, which could be material, on Great Plains Energy's, KCP&L's and GMO's access to capital, the cost of funds, the ability to recover actual interest costs in state regulatory proceedings, the type and amounts of collateral required under supply agreements and Great Plains Energy's ability to provide credit support for its subsidiaries.

At December 31, 2010, the major credit rating agencies rated Great Plains Energy's and KCP&L's securities as detailed in the following table.

	Moody's Investors Service	Standard & Poor's
Great Plains Energy		
Outlook	Stable	Stable
Corporate Credit Rating	-	BBB
Preferred Stock	Ba2	BB+
Senior Unsecured Debt	Baa3	BBB-
KCP&L		
Outlook	Stable	Stable
Senior Secured Debt	A3	BBB+
Senior Unsecured Debt	Baa2	BBB
Commercial Paper	P-2	A-2
GMO		
Outlook	Stable	Stable
Senior Unsecured Debt [a]	Baa3	BBB

[a] reflects Great Plains Energy guarantee

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency.

Financing Authorization
Under stipulations with the MPSC and KCC, Great Plains Energy and KCP&L maintain common equity at not less than 30% and 35%, respectively, of total capitalization (including only the amount of short-term debt in excess of the amount of construction work in progress). KCP&L's long-term financing activities are subject to the authorization of the MPSC. In March 2010, the MPSC authorized KCP&L to issue up to $450.0 million of long-term debt and to enter into interest rate hedging instruments in connection with such debt through December 31, 2011. KCP&L had not utilized any of this authorized amount as of December 31, 2010.

In December 2010, FERC authorized KCP&L to have outstanding at any time up to a total of $1.0 billion in short-term debt instruments through December 2012 conditioned on KCP&L's borrowing costs not exceeding the greater of: (i) 4.25% over LIBOR; (ii) the greater of 2.25% over the prime rate, 2.75% over the federal funds rate, and 3.25% over LIBOR; or (iii) 4.25% over the A2/P-2 nonfinancial commercial paper rate most recently published by the Federal Reserve at the time of the borrowing. The authorization is subject to four restrictions: (i) proceeds of debt backed by utility assets must be used for utility purposes; (ii) if any utility assets that secure authorized debt are divested or spun off, the debt must follow the assets and also be divested or spun off; (iii) if any proceeds of the authorized debt are used for non-utility purposes, the debt must follow the non-utility assets (specifically, if the non-utility assets are divested or spun off, then a proportionate share of the debt must follow the divested or spun off non-utility assets); and (iv) if utility assets financed by the authorized short-term debt are divested or spun off to another entity, a proportionate share of the debt must also be divested or spun off. At December 31, 2010, there was $736.5 million available under this authorization.

In March 2010, and modified in April 2010, FERC authorized GMO to have outstanding at any time up to a total of $500.0 million of short-term debt authorization through March 2012, conditioned on GMO's borrowing costs not exceeding 4.3% over LIBOR, the prime rate or federal funds rate, as applicable, and subject to the same four restrictions as the KCP&L FERC short-term authorization discussed in the preceding paragraph. At December 31, 2010, there was $500.0 million available under this authorization. In July 2010, FERC authorized GMO to issue up to a total of $850.0 million of long-term debt, including intercompany debt, through July 2012 and subject to the same four restrictions as the KCP&L FERC short-term authorization discussed in the preceding paragraph. At December 31, 2010, there was $601.2 million available under this authorization.

KCP&L and GMO are also authorized by FERC to participate in the Great Plains Energy money pool, an internal financing arrangement in which funds may be lent on a short-term basis to KCP&L and GMO. At December 31, 2010, GMO had an outstanding payable of $12.1 million to KCP&L and KCP&L had an outstanding payable under the money pool of $2.0 million to Great Plains Energy.

Significant Financing Activities

Great Plains Energy

Great Plains Energy has an effective shelf registration statement for the sale of unspecified amounts of securities with the SEC that was filed and became effective in May 2009.

In August 2010, Great Plains Energy issued $250.0 million of 2.75% Senior Notes, maturing in 2013. Great Plains Energy settled two FSS simultaneously with the issuance of the three-year long-term debt and paid $6.9 million in cash for the settlement.

In May 2009, Great Plains Energy issued 11.5 million shares of common stock at $14.00 per share with $161.0 million in gross proceeds and 5.8 million Equity Units with gross proceeds of $287.5 million. See Note 12 to the consolidated financial statements for more information on the Equity Units.

In August 2008, Great Plains Energy entered into a Sales Agency Financing Agreement with BNYMCM. Under the terms of the agreement, Great Plains Energy may offer and sell up to 8.0 million shares of its common stock from time to time through BNYMCM, as agent, for a period of no more than three years. Great Plains Energy will pay BNYMCM a commission equal to 1% of the sales price of all shares sold under the agreement. During 2009, 3.8 million shares were sold for $49.5 million in net proceeds through BNYMCM. During 2008, 0.2 million shares were sold for $3.5 million in net proceeds.

KCP&L

KCP&L has an effective shelf registration statement providing for the sale of unspecified amounts of investment grade notes and general mortgage bonds with the SEC that was filed and became effective in May 2009.

In March 2009, KCP&L issued $400.0 million of 7.15% Mortgage Bonds Series 2009A, maturing in 2019. KCP&L settled FSS simultaneously with the issuance of its $400.0 million 10-year long-term debt and paid $79.1 million in cash for the settlement.

In March 2008, KCP&L issued $350.0 million of 6.375% unsecured Senior Notes, maturing in 2018. KCP&L settled three T-Locks simultaneously with the issuance of its $350.0 million 10-year long-term debt and paid $41.2 million in cash for the settlement.

In May 2008, KCP&L's Series 2008 EIRR bonds totaling $23.4 million maturing in 2038 were issued. The bonds have an initial long-term interest rate of 4.90% until June 30, 2013. At the end of the initial long-term interest rate period, the bonds are subject to remarketing and mandatory tender; however, KCP&L is not obligated to pay the purchase price of the bonds on the mandatory tender date. If the bonds are not successfully remarketed, the bonds will bear interest at a daily rate equal to 10% per annum until all of the bonds are successfully remarketed.


Form 10-K

Debt Agreements
See Note 11 to the consolidated financial statements for discussion of revolving credit facilities.

Projected Utility Capital Expenditures
Great Plains Energy's cash utility capital expenditures, excluding AFUDC to finance construction, were $618.0 million, $841.1 million and $1,023.7 million in 2010, 2009 and 2008, respectively. Utility capital expenditures projected for the next three years, excluding AFUDC, are detailed in the following table. This utility capital expenditure plan is subject to continual review and change.

	2011	2012	2013
		(millions)	
Generating facilities (excluding construction of Iatan No. 2)	$ 172.2	$ 174.6	$ 171.8
Distribution and transmission facilities	171.0	178.9	232.2
General facilities	29.2	63.2	44.6
Nuclear fuel	14.8	26.2	31.5
Environmental	63.0	171.0	219.1
Construction of Iatan No. 2	53.1	-	-
Total utility capital expenditures	$ 503.3	$ 613.9	$ 699.2

Pensions
The Company maintains defined benefit plans for substantially all active and inactive employees of KCP&L, GMO and WCNOC and incurs significant costs in providing the plans. Funding of the plans follows legal and regulatory requirements with funding equaling or exceeding the minimum requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In 2010 and 2009, the Company contributed $64.5 million and $42.1 million to the pension plans, respectively, and in 2011 expects to contribute $104.6 million to the plans to satisfy the ERISA funding requirements and the MPSC and KCC rate orders, with the majority paid by KCP&L. Additional contributions to the plans are expected beyond 2011 in amounts at least sufficient to meet the greater of ERISA or regulatory funding requirements; however, these amounts have not yet been determined.

Additionally, the Company provides post-retirement health and life insurance benefits for certain retired employees and expects to make benefit contributions of $15.8 million under the provisions of these plans in 2011, with the majority paid by KCP&L.

Management believes the Company has adequate access to capital resources through cash flows from operations or through existing lines of credit to support these funding requirements.

Supplemental Capital Requirements and Liquidity Information

The information in the following table is provided to summarize Great Plains Energy's cash obligations and commercial commitments.

Payment due by period	2011	2012	2013	2014	2015	After 2015	Total
Long-term debt				(millions)			
Principal	$ 485.7	$ 513.9	$ 263.1	$ 1.5	$ 15.5	$ 2,101.3	$ 3,381.0
Interest	227.2	180.5	147.7	127.2	113.5	794.9	1,591.0
Lease commitments							
Operating lease	17.9	16.8	15.0	14.3	13.5	129.4	206.9
Capital lease	0.4	0.4	0.4	0.4	0.4	5.5	7.5
Pension and other post-retirement plans [a]	120.4	120.4	120.4	120.4	120.4	N/A	602.0
Purchase commitments							
Fuel	348.7	282.7	287.7	164.8	108.8	125.3	1,318.0
Purchased capacity	20.3	13.4	12.4	4.5	4.2	2.4	57.2
Non-regulated natural gas transportation	4.6	2.9	2.9	2.9	2.9	3.4	19.6
Other	163.4	17.6	6.8	8.1	2.7	55.1	253.7
Total contractual commitments [a]	$ 1,388.6	$ 1,148.6	$ 856.4	$ 444.1	$ 381.9	$ 3,217.3	$ 7,436.9

[a] The Company expects to make contributions to the pension and other post-retirement plans beyond 2011 but the amounts are not yet determined. Amounts for years after 2011 are estimates based on information available in determining the amount for 2011. Actual amounts for years after 2011 could be significantly different than the estimated amounts in the table above.

Long-term debt includes current maturities. Long-term debt principal excludes $2.5 million of discounts on senior notes. Variable rate interest obligations are based on rates as of December 31, 2010. Equity Units subordinated notes totaling $287.5 million mature in 2042 but must be remarketed between December 15, 2011 and June 12, 2012. In connection with a successful remarketing of the notes, Great Plains Energy may elect, without the consent of any of the holders, to modify the notes' stated maturity to any date on or after June 15, 2014 and earlier than June 15, 2042. If the notes have not been successfully remarketed by June 12, 2012, the holders of all notes will have the right to put their notes to Great Plains Energy on June 15, 2012, in payment of the associated common stock purchase contracts and Great Plains Energy will issue to the holders newly issued shares of the Company's common stock. Interest on the Equity Units subordinated notes is included up to June 15, 2014. See Note 12 to the consolidated financial statements for additional information.

Great Plains Energy has expected sublease income of $2.0 million for the years 2011-2013. Lease commitments end in 2032 and include capital and operating lease obligations. Lease obligations also include railcars to serve jointly-owned generating units where KCP&L is the managing partner. KCP&L will be reimbursed by the other owners for approximately $2.0 million per year ($13.7 million total) of the amounts included in the table above.

The Company expects to contribute $120.4 million to the pension and other post-retirement plans in 2011, of which the majority is expected to be paid by KCP&L. Additional contributions to the plans are expected beyond 2011 in amounts at least sufficient to meet the greater of ERISA or regulatory funding requirements; however, these amounts have not yet been determined. Amounts for years after 2011 are estimates based on information available in determining the amount for 2011. Actual amounts for years after 2011 could be significantly different than the estimated amounts in the table above.

Fuel commitments consist of commitments for nuclear fuel, coal and coal transportation costs. KCP&L and GMO purchase capacity from other utilities and nonutility suppliers. Purchasing capacity provides the option to purchase energy if needed or when market prices are favorable. KCP&L has capacity sales agreements not included above that total $6.9 million for 2011, $3.8 million for 2012 and $1.6 million for 2013. Non-regulated natural gas transportation consists of MPS Merchant's commitments. Other represents individual commitments entered into in the ordinary course of business.

At December 31, 2010, the total liability for unrecognized tax benefits for Great Plains Energy was $42.0 million, which is not included in the table above. Great Plains Energy is unable to determine reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. See Note 21 to the consolidated financial statements for information regarding the recognition of tax benefits in the next twelve months, which is not expected to have a cash impact.


Form 10-K

Great Plains Energy has other insignificant long-term liabilities recorded on its consolidated balance sheet at December 31, 2010, that do not have a definitive cash payout date and are not included in the table above.

Off-Balance Sheet Arrangements
In the ordinary course of business, Great Plains Energy and certain of its subsidiaries enter into various agreements providing financial or performance assurance to third parties on behalf of certain subsidiaries. Such agreements include, for example, guarantees and stand-by letters of credit. These agreements are entered into primarily to support or enhance the creditworthiness otherwise attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish the subsidiaries' intended business purposes.

The majority of these agreements guarantee the Company's own future performance, so a liability for the fair value of the obligation is not recorded. At December 31, 2010, Great Plains Energy has provided $1,030.4 million of credit support for GMO as follows:

- Great Plains Energy direct guarantees to GMO counterparties totaling $65.4 million, of which $45.4 million expire in 2011 and $20.0 million expire in 2012,
- Great Plains Energy letters of credit to GMO counterparties totaling $15.8 million , which expire in 2011, and
- Great Plains Energy guarantees of GMO long-term debt totaling $949.2 million, which includes debt with maturity dates ranging from 2011-2023.

Great Plains Energy has also guaranteed GMO's $450 million revolving line of credit dated August 9, 2010, with a group of banks, expiring August 9, 2013. At December 31, 2010, GMO had no outstanding cash borrowings and had issued letters of credit totaling $13.2 million under this facility.

None of the guaranteed obligations are subject to default or prepayment as a result of a downgrade of GMO's credit ratings, although such a downgrade has in the past, and could in the future, increase interest charges under GMO's 11.875% Senior Notes due 2012 and 7.95% Senior Notes due 2011, as well as GMO's revolving line of credit.

At December 31, 2010, KCP&L had issued letters of credit totaling $24.4 million as credit support to certain counterparties.

KCP&L has guarantees related to bond insurance policies for its secured 1992 series EIRR bonds totaling $31.0 million, Series 1993A and 1993B EIRR bonds totaling $79.5 million, EIRR Bond Series 2005 totaling $85.9 million and EIRR Bonds Series 2007A and 2007B totaling $146.5 million. The insurance agreement between KCP&L and the issuer of the bond insurance policies provides for reimbursement by KCP&L for any amounts the insurer pays under the bond insurance policies. As the insurers' credit ratings are below KCP&L's credit ratings, the bonds are rated at KCP&L's credit ratings.

KANSAS CITY POWER & LIGHT COMPANY

MANAGEMENT'S NARRATIVE ANALYSIS OF RESULTS OF OPERATIONS

The following table summarizes KCP&L's consolidated comparative results of operations.

	2010	2009	2008
		(millions)	
Operating revenues	$ 1,517.1	$ 1,318.2	$ 1,343.0
Fuel	(278.8)	(251.3)	(253.3)
Purchased power	(78.9)	(70.8)	(119.0)
Transmission of electricity by others	(15.0)	(12.3)	(11.1)
Gross margin [(a)]	1,144.4	983.8	959.6
Other operating expenses	(576.6)	(522.0)	(517.2)
Depreciation and amortization	(256.4)	(229.6)	(204.3)
Operating income	311.4	232.2	238.1
Non-operating income and expenses	19.1	28.5	19.2
Interest charges	(85.7)	(84.9)	(72.3)
Income tax expense	(81.6)	(46.9)	(59.8)
Net income	$ 163.2	$ 128.9	$ 125.2

[(a)] Gross margin is a non-GAAP financial measure. See explanation of gross margin under Great Plains Energy's Results of Operations.

KCP&L Gross Margin and MWh Sales

The following tables summarize KCP&L's gross margin and MWhs sold.

Gross Margin [(a)]	2010	% Change	2009	% Change	2008
Retail revenues			(millions)		
Residential	$ 564.5	20	$ 472.2	2	$ 463.0
Commercial	604.3	11	542.7	4	521.1
Industrial	122.8	13	108.8	(1)	109.9
Other retail revenues	11.7	9	10.9	2	10.6
Provision for rate refund (excess Missouri wholesale margin)	(3.7)	NA	-	NA	(2.9)
Kansas ECA (over) under recovery	8.7	NM	(0.7)	NM	1.6
Total retail	1,308.3	15	1,133.9	3	1,103.3
Wholesale revenues	188.9	14	166.2	(25)	221.5
Other revenues	19.9	10	18.1	(1)	18.2
Operating revenues	1,517.1	15	1,318.2	(2)	1,343.0
Fuel	(278.8)	11	(251.3)	(1)	(253.3)
Purchased power	(78.9)	11	(70.8)	(40)	(119.0)
Transmission of electricity by others	(15.0)	22	(12.3)	11	(11.1)
Gross margin	$1,144.4	16	$ 983.8	3	$ 959.6

[(a)] Gross margin is a non-GAAP financial measure. See explanation of gross margin under Great Plains Energy's Results of Operations.

Form 10-K


Form 10-K

MWh Sales	2010	% Change	2009	% Change	2008
Retail MWh sales			(thousands)		
Residential	5,719	10	5,203	(4)	5,413
Commercial	7,705	3	7,506	(3)	7,704
Industrial	1,956	4	1,884	(9)	2,061
Other retail MWh sales	87	-	88	9	80
Total retail	15,467	5	14,681	(4)	15,258
Wholesale MWh sales	6,051	12	5,381	7	5,030
Total MWh sales	21,518	7	20,062	(1)	20,288

KCP&L's gross margin increased $160.6 million in 2010 compared to 2009 primarily due to the increase in retail revenues driven by new retail rates effective August 1, 2009, and September 1, 2009, for Kansas and Missouri, respectively, and favorable weather.

KCP&L's retail MWhs sold in 2010 increased due to favorable weather, with a 2% increase in heating degree days and a 56% increase in cooling degree days. Cooling degree days were 23% above normal based on a 30-year average. Wholesale MWhs sold increased due to a 9% increase in generation resulting in more MWhs available for sale, partially offset by the higher retail load requirements. The increase in generation was a result of Iatan No. 2 being placed in service during 2010 and Iatan No. 1 being off-line from January through mid-April 2009 to complete an environmental upgrade and unit overhaul, with the expenditures being capitalized and therefore not impacting operating and maintenance expenses. As a result, KCP&L's coal base load equivalent availability factor increased to 81% in 2010 compared to 79% in 2009.

KCP&L's gross margin increased $24.2 million in 2009 compared to 2008 primarily due to new retail rates effective August 1, 2009, and September 1, 2009, for Kansas and Missouri, respectively, partially offset by a decline in weather-normalized customer usage driven by weakened economic conditions and unfavorable summer weather in 2009, with a 9% decrease in cooling degree days. Cooling degrees days were 22% below normal based on a 30-year average.

KCP&L Other Operating Expenses ***(including operating and maintenance expenses, general taxes and other)***
KCP&L's other operating expenses increased $54.6 million in 2010 compared to 2009. Plant operating and maintenance expenses increased $13.6 million in 2010 compared to 2009 primarily driven by planned plant outages, including the impact of outages in 2009 that included capitalizable improvements and therefore did not impact operating and maintenance expenses, partially offset by $7.5 million expensed in September 2009 after KCP&L exercised its option to terminate an agreement for the construction of a wind project. The accounting effects of the KCC rate order increased other operating expenses $5.4 million in 2010. General taxes increased $10.6 million in 2010 compared to 2009 driven by increased gross receipts taxes on increased retail revenues and increased property taxes.

Accounting rules state that when it becomes probable that part of the cost of a recently completed plant will be disallowed for rate-making purposes and a reasonable estimate of the amount of the disallowance can be made, the estimated amount of the probable disallowance shall be deducted from the reported cost of the plant and recognized as a loss. As a result of disallowances in the KCC order, KCP&L recognized Kansas jurisdictional losses of $4.4 million for construction costs related to Iatan No. 2 and $2.0 million for construction costs related to the Iatan No. 1 environmental project. Management determined it is probable that the MPSC would disallow these costs as well in KCP&L's pending rate case. Therefore, KCP&L's Missouri jurisdictional portion of these costs was recognized as a loss in addition to the KCP&L Kansas jurisdictional portion resulting in a $13.0 million loss for KCP&L's construction costs incurred through December 31, 2010.

KCP&L's other operating expenses increased $4.8 million in 2009 compared to 2008 primarily due to increased employee-related costs and $7.5 million expensed in September 2009 after KCP&L exercised its option to terminate an agreement for the construction of a wind project. These increases were partially offset by increased use of internal labor on capital projects as a result of more efficient operations as well as spending reductions and realized synergies from the GMO acquisition.

KCP&L Depreciation and Amortization
KCP&L's depreciation and amortization costs increased $26.8 million in 2010 compared to 2009 primarily due to $14.4 million of additional regulatory amortization pursuant to KCP&L's 2009 rate cases. The remaining increase was due to placing in service the Iatan No. 1 environmental equipment during 2009 and commencement of depreciation on Iatan No. 2 during 2010 (Kansas jurisdiction only), as well as normal depreciation activity for other capital additions. KCP&L's depreciation and amortization costs increased $25.3 million in 2009 compared to 2008 primarily due to $10.8 million of additional regulatory amortization pursuant to KCP&L's 2009 rate cases, placing the Iatan No. 1 environmental project in service during 2009 and normal depreciation activity for other capital additions.

KCP&L Non-operating Income and Expenses
KCP&L's non-operating income and expenses decreased $9.4 million in 2010 compared to 2009 primarily due to a decrease in the equity component of AFUDC resulting from a lower average construction work in progress balance due to KCP&L's Comprehensive Energy Plan projects being placed in service. KCP&L's non-operating income and expenses increased $9.3 million in 2009 compared to 2008 primarily due to an increase in the equity component of AFUDC resulting from a higher average construction work in progress balance due to KCP&L's Comprehensive Energy Plan projects.

KCP&L Interest Charges
KCP&L's interest charges increased $0.8 million in 2010 compared to 2009 primarily due to interest for a full year on $400.0 million of 7.15% Mortgage Bonds Series 2009A issued in March 2009 and a decrease in the debt component of AFUDC resulting from a lower average construction work in progress balance due to KCP&L's Comprehensive Energy Plan projects being placed in service, mostly offset by the deferral to a regulatory asset of construction accounting carrying costs for Iatan No. 1, Iatan No. 2 and common facilities. KCP&L's interest charges increased $12.6 million in 2009 compared to 2008 primarily due to interest on $400.0 million of Mortgage Bonds Series 2009A issued in March 2009 and interest for a full year on $350.0 million of unsecured Senior Notes issued in March 2008, partially offset by decreased commercial paper outstanding, decreased rates on commercial paper and an increase in the debt component of AFUDC resulting from a higher construction work in progress balance due to Comprehensive Energy Plan projects.

KCP&L Income Tax Expense
KCP&L's income tax expense increased $34.7 million in 2010 compared to 2009 primarily due to increased pre-tax income and a $2.8 million increase in income tax expense for the cumulative change in tax treatment of the Medicare Part D subsidy under the Federal health care reform legislation signed into law in the first quarter of 2010.

KCP&L's income tax expense decreased $12.9 million in 2009 compared to 2008 primarily due to an increase in deferred tax balances in 2008 of $20.3 million as a result of an increase in the composite tax rate reflecting Great Plains Energy's 2008 sale of Strategic Energy. Additionally, 2008 reflected $6.7 million of allocated tax benefits from holding company losses. The tax sharing agreement between Great Plains Energy and its subsidiaries was modified on July 14, 2008. As part of the new agreement, parent company tax benefits are no longer allocated to KCP&L or other subsidiaries.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of business, Great Plains Energy and KCP&L face risks that are either non-financial or non-quantifiable. Such risks principally include business, legal, operations and credit risks and are not represented in the following analysis. See Item 1A. Risk Factors and Item 7. MD&A for further discussion of risk factors.


Form 10-K

Great Plains Energy and KCP&L are exposed to market risks associated with commodity price and supply, interest rates and equity prices. Management has established risk management policies and strategies to reduce the potentially adverse effects the volatility of the markets may have on its operating results. During the ordinary course of business, under the direction and control of an internal risk management committee, Great Plains Energy's and KCP&L's hedging strategies are reviewed to determine the hedging approach deemed appropriate based upon the circumstances of each situation. Though management believes its risk management practices are effective, it is not possible to identify and eliminate all risk. Great Plains Energy and KCP&L could experience losses, which could have a material adverse effect on its results of operations or financial position, due to many factors, including unexpectedly large or rapid movements or disruptions in the energy markets, from regulatory-driven market rule changes and/or bankruptcy or non-performance of customers or counterparties, and/or failure of underlying transactions that have been hedged to materialize.

Hedging Strategies
Derivative instruments are frequently utilized to execute risk management and hedging strategies. Derivative instruments, such as futures, forward contracts, swaps or options, derive their value from underlying assets, indices, reference rates or a combination of these factors. These derivative instruments include negotiated contracts, which are referred to as over-the-counter derivatives, and instruments listed and traded on an exchange.

Interest Rate Risk
Great Plains Energy and KCP&L manage interest expense and short and long-term liquidity through a combination of fixed and variable rate debt. Generally, the amount of each type of debt is managed through market issuance, but interest rate swap and cap agreements with highly rated financial institutions may also be used to achieve the desired combination. At December 31, 2010, less than 1% of Great Plains Energy's long-term debt was variable rate debt. KCP&L had no variable rate long-term debt at December 31, 2010. Interest rates impact the fair value of long-term debt. A change in interest rates would impact Great Plains Energy and KCP&L to the extent they redeemed any of their outstanding long-term debt. Great Plains Energy's and KCP&L's book values of long-term debt were below fair value by 8% and 9%, respectively, at December 31, 2010.

Great Plains Energy had $9.5 million of notes payable outstanding at December 31, 2010. The principal amount of the notes payable, which will vary during the year, drives Great Plains Energy's notes payable interest expense. Assuming that $9.5 million of notes payable was outstanding for all of 2011, a hypothetical 10% increase in interest rates associated with short-term variable rate debt would result in an immaterial increase in interest expense for 2011.

KCP&L had $263.5 million of commercial paper outstanding at December 31, 2010. The principal amount of the commercial paper, which will vary during the year, drives KCP&L's commercial paper interest expense. Assuming that $263.5 million of commercial paper was outstanding for all of 2011, a hypothetical 10% increase in commercial paper rates would result in an immaterial increase in interest expense for 2011. Assuming that $263.5 million of commercial paper was outstanding for all of 2011, a hypothetical 100 basis point increase in commercial paper rates would result in a $2.6 million increase in interest expense for 2011.

Commodity Risk
Great Plains Energy and KCP&L engage in the wholesale and retail marketing of electricity and are exposed to risk associated with the price of electricity. Exposure to these risks is affected by a number of factors including the quantity and availability of fuel used for generation and the quantity of electricity customers consume. Customers' electricity usage could also vary from year to year based on the weather or other factors. Quantities of fossil fuel used for generation vary from year to year based on the availability, price and deliverability of a given fuel type as well as planned and scheduled outages at facilities that use fossil fuels.

KCP&L's wholesale operations include the physical delivery and marketing of power obtained through its generation capacity. KCP&L also enters into additional power purchase transactions with the objective of obtaining the most economical energy to meet its physical delivery obligations to customers. KCP&L is required to maintain a capacity margin of at least 12% of its peak summer demand. This net positive supply of capacity and energy is maintained through KCP&L's generation assets and capacity and power purchase agreements to protect KCP&L from the potential operational failure of one of its power generating units. KCP&L continually evaluates the need for additional risk mitigation measures in order to minimize its financial exposure to, among other things, spikes in wholesale power prices during periods of high demand.

KCP&L's sales include the sales of electricity to its retail customers and bulk power sales of electricity in the wholesale market. KCP&L continually evaluates its system requirements, the availability of generating units, availability and cost of fuel supply, the availability and cost of purchased power and the requirements of other electric systems; therefore, the impact of the hypothetical amounts that follow could be significantly reduced depending on the system requirements and market prices at the time of the increases. A hypothetical 10% increase in the market price of power could result in a $0.7 million decrease in operating income for 2011 related to purchased power. In 2011, approximately 78% of KCP&L's net MWhs generated are expected to be coal-fired. KCP&L currently has 81% of its coal requirements for 2011 under contract. A hypothetical 10% increase in the market price of coal could result in less than a $6.5 million increase in fuel expense for 2011. KCP&L has also implemented price risk mitigation measures to reduce its exposure to high natural gas prices. A hypothetical 10% increase in natural gas and oil market prices could result in an increase of $0.1 million in fuel expense for 2011. At December 31, 2010, KCP&L had hedged approximately 66%, 45% and 22% of its 2011, 2012 and 2013, respectively, projected natural gas usage for generation requirements to serve retail load and firm MWh sales. KCP&L's Kansas ECA allows for the recovery of increased fuel and purchased power costs from Kansas retail customers. KCP&L's Missouri retail rates do not contain a fuel recovery mechanism, meaning that changes in fuel costs create a regulatory lag.

In the GMO regulated electric operations in 2010, approximately 59% of the power sold was generated and the remaining 41% was purchased through long-term contracts or in the open market. GMO has an FAC that allows GMO to adjust retail electric rates based on 95% of the difference between actual fuel and purchased power costs and the amount of fuel and purchased power costs provided in base rates.

Several measures have been taken to mitigate commodity price risk exposure in GMO's electric utility operations. One of these measures is contracting for a diverse supply of coal to meet 78% and 49% of its 2011 and 2012, respectively, native load fuel requirements of coal-fired generation. The price risk associated with natural gas and on-peak spot market purchased power requirements is also mitigated through a hedging plan using New York Mercantile Exchange (NYMEX) futures contracts and options. A hypothetical 10% increase in natural gas market prices could result in an increase of $1.1 million in fuel expense for 2011. At December 31, 2010, GMO had financial contracts in place to hedge approximately 67%, 45% and 38% of expected on-peak natural gas and natural gas equivalent purchased power price exposure for 2011, 2012 and 2013, respectively. The mark-to-market value of these contracts at December 31, 2010, was a liability of $2.5 million.

Credit Risk – MPS Merchant

MPS Merchant is exposed to credit risk. Credit risk is measured by the loss that would be recorded if counterparties failed to perform pursuant to the terms of the contractual obligations less the value of any collateral held. MPS Merchant's counterparties are not externally rated. Credit exposure to counterparties at December 31, 2010, was $21.0 million.

Investment Risk

KCP&L maintains trust funds, as required by the NRC, to fund its share of decommissioning the Wolf Creek nuclear power plant. As of December 31, 2010, these funds were invested primarily in domestic equity securities and fixed income securities and are reflected at fair value on KCP&L's balance sheets. The mix of securities is designed to provide returns to be used to fund decommissioning and to compensate for inflationary increases in decommissioning costs; however, the equity securities in the trusts are exposed to price fluctuations in equity markets and the value of fixed rate fixed income securities are exposed to changes in interest rates. A hypothetical increase in interest rates resulting in a hypothetical 10% decrease in the value of the fixed income securities would have resulted in a $4.1 million reduction in the value of the decommissioning trust funds at December 31, 2010. A hypothetical 10% decrease in equity prices would have resulted in an $8.5 million reduction in the fair value of the equity securities at December 31, 2010. KCP&L's exposure to investment risk associated with the decommissioning trust funds is in large part mitigated due to the fact that KCP&L is currently allowed to recover its decommissioning costs in its rates. If the actual return on trust assets is below the anticipated level, KCP&L could be responsible for the balance of funds required to decommission Wolf Creek; however, while there can be no assurances, management believes a rate increase would be allowed to recover decommissioning costs over the remaining life of the unit.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Form 10-K

Form 10-K

GREAT PLAINS ENERGY INCORPORATED
Consolidated Statements of Income

Year Ended December 31		2010		2009		2008
Operating Revenues	(millions, except per share amounts)					
Electric revenues	$	**2,255.5**	$	1,965.0	$	1,670.1
Operating Expenses						
Fuel		**430.7**		405.5		311.4
Purchased power		**213.8**		183.7		208.9
Transmission of electricity by others		**27.4**		26.9		22.5
Utility operating and maintenance expenses		**602.5**		572.4		477.2
Depreciation and amortization		**331.6**		302.2		235.0
General taxes		**155.1**		139.8		128.1
Other		**22.1**		14.4		12.0
Total		**1,783.2**		1,644.9		1,395.1
Operating income		**472.3**		320.1		275.0
Non-operating income		**43.9**		49.5		31.9
Non-operating expenses		**(19.5)**		(6.9)		(10.8)
Interest charges		**(184.8)**		(180.9)		(111.3)
Income from continuing operations before income tax expense and loss from equity investments		**311.9**		181.8		184.8
Income tax expense		**(99.0)**		(29.5)		(63.8)
Loss from equity investments, net of income taxes		**(1.0)**		(0.4)		(1.3)
Income from continuing operations		**211.9**		151.9		119.7
Income (loss) from discontinued operations, net of income taxes (Note 23)		**-**		(1.5)		35.0
Net income		**211.9**		150.4		154.7
Less: Net income attributable to noncontrolling interest		**(0.2)**		(0.3)		(0.2)
Net income attributable to Great Plains Energy		**211.7**		150.1		154.5
Preferred stock dividend requirements		**1.6**		1.6		1.6
Earnings available for common shareholders	$	**210.1**	$	148.5	$	152.9
Average number of basic common shares outstanding		**135.1**		129.3		101.1
Average number of diluted common shares outstanding		**136.9**		129.8		101.2
Basic earnings (loss) per common share						
Continuing operations	$	**1.55**	$	1.16	$	1.16
Discontinued operations		**-**		(0.01)		0.35
Basic earnings per common share	$	**1.55**	$	1.15	$	1.51
Diluted earnings (loss) per common share						
Continuing operations	$	**1.53**	$	1.15	$	1.16
Discontinued operations		**-**		(0.01)		0.35
Diluted earnings per common share	$	**1.53**	$	1.14	$	1.51
Cash dividends per common share	$	**0.83**	$	0.83	$	1.66

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED
Consolidated Balance Sheets

	December 31	
	2010	2009
ASSETS	(millions, except share amounts)	
Current Assets		
Cash and cash equivalents	$ **10.8**	$ 65.9
Funds on deposit	**5.2**	4.4
Receivables, net	**241.7**	230.5
Accounts receivable pledged as collateral	**95.0**	-
Fuel inventories, at average cost	**85.1**	85.0
Materials and supplies, at average cost	**132.8**	121.3
Deferred refueling outage costs	**9.6**	19.5
Refundable income taxes	**2.1**	13.5
Deferred income taxes	**14.3**	36.8
Assets held for sale (Note 4)	**-**	19.4
Derivative instruments	**1.1**	1.5
Prepaid expenses and other assets	**13.9**	14.7
Total	**611.6**	612.5
Utility Plant, at Original Cost		
Electric	**10,536.9**	8,849.0
Less-accumulated depreciation	**4,031.3**	3,774.5
Net utility plant in service	**6,505.6**	5,074.5
Construction work in progress	**307.5**	1,508.4
Nuclear fuel, net of amortization of $131.1 and $106.0	**79.2**	68.2
Total	**6,892.3**	6,651.1
Investments and Other Assets		
Affordable housing limited partnerships	**0.3**	13.2
Nuclear decommissioning trust fund	**129.2**	112.5
Regulatory assets	**924.0**	822.2
Goodwill	**169.0**	169.0
Derivative instruments	**7.8**	7.9
Other	**84.0**	94.4
Total	**1,314.3**	1,219.2
Total	$ **8,818.2**	$ 8,482.8

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Form 10-K

GREAT PLAINS ENERGY INCORPORATED
Consolidated Balance Sheets

	December 31	
	2010	2009
LIABILITIES AND CAPITALIZATION	(millions, except share amounts)	
Current Liabilities		
Notes payable	**$ 9.5**	$ 252.0
Collateralized note payable	**95.0**	-
Commercial paper	**263.5**	186.6
Current maturities of long-term debt	**485.7**	1.3
Accounts payable	**276.3**	315.0
Accrued taxes	**26.6**	27.9
Accrued interest	**75.4**	72.5
Accrued compensation and benefits	**46.8**	45.1
Pension and post-retirement liability	**4.1**	4.6
Derivative instruments	**20.8**	0.3
Other	**35.6**	53.0
Total	**1,339.3**	958.3
Deferred Credits and Other Liabilities		
Deferred income taxes	**518.3**	381.9
Deferred tax credits	**133.4**	140.5
Asset retirement obligations	**143.3**	132.6
Pension and post-retirement liability	**427.5**	440.4
Regulatory liabilities	**258.2**	237.8
Derivative instruments	**-**	0.5
Other	**129.4**	145.1
Total	**1,610.1**	1,478.8
Capitalization		
Great Plains Energy common shareholders' equity		
Common stock-250,000,000 shares authorized without par value		
136,113,954 and 135,636,538 shares issued, stated value	**2,324.4**	2,313.7
Retained earnings	**626.5**	529.2
Treasury stock-400,889 and 213,423 shares, at cost	**(8.9)**	(5.5)
Accumulated other comprehensive loss	**(56.1)**	(44.9)
Total	**2,885.9**	2,792.5
Noncontrolling interest	**1.2**	1.2
Cumulative preferred stock $100 par value		
3.80% - 100,000 shares issued	**10.0**	10.0
4.50% - 100,000 shares issued	**10.0**	10.0
4.20% - 70,000 shares issued	**7.0**	7.0
4.35% - 120,000 shares issued	**12.0**	12.0
Total	**39.0**	39.0
Long-term debt (Note 12)	**2,942.7**	3,213.0
Total	**5,868.8**	6,045.7
Commitments and Contingencies (Note 15)		
Total	**$ 8,818.2**	$ 8,482.8

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GREAT PLAINS ENERGY
Consolidated Statements of Cash Flows

Year Ended December 31	2010	2009	2008
Cash Flows from Operating Activities		(millions)	
Net income	$ **211.9**	$ 150.4	$ 154.7
Adjustments to reconcile income to net cash from operating activities:			
Depreciation and amortization	**331.6**	302.2	238.3
Amortization of:			
Nuclear fuel	**25.1**	16.1	14.5
Other	**(4.7)**	(10.1)	(1.9)
Deferred income taxes, net	**123.8**	(3.6)	44.1
Investment tax credit amortization	**(2.9)**	(2.2)	(1.8)
Loss from equity investments, net of income taxes	**1.0**	0.4	1.3
Fair value impacts from interest rate hedging	**-**	-	9.2
Fair value impacts from energy contracts - Strategic Energy	**-**	-	(189.1)
Loss on sale of Strategic Energy	**-**	-	116.2
Other operating activities (Note 2)	**(133.7)**	(117.8)	52.4
Net cash from operating activities	**552.1**	335.4	437.9
Cash Flows from Investing Activities			
Utility capital expenditures	**(618.0)**	(841.1)	(1,023.7)
Allowance for borrowed funds used during construction	**(28.5)**	(37.7)	(31.7)
Payment to Black Hills for asset sale working capital adjustment	**-**	(7.7)	-
Proceeds from sale of Strategic Energy, net of cash sold	**-**	-	218.8
GMO acquisition, net cash received	**-**	-	271.9
Purchases of nuclear decommissioning trust investments	**(83.3)**	(99.0)	(49.1)
Proceeds from nuclear decommissioning trust investments	**79.6**	95.3	45.4
Other investing activities	**(7.5)**	(7.4)	(10.7)
Net cash from investing activities	**(657.7)**	(897.6)	(579.1)
Cash Flows from Financing Activities			
Issuance of common stock	**6.2**	219.9	15.3
Issuance of long-term debt	**249.9**	700.7	363.4
Issuance fees	**(12.1)**	(22.8)	(5.3)
Repayment of long-term debt	**(1.3)**	(70.7)	(169.9)
Net change in short-term borrowings	**(165.6)**	(145.6)	118.4
Net change in collateralized short-term borrowings	**95.0**	-	-
Dividends paid	**(114.2)**	(110.5)	(172.0)
Credit facility termination fees	**-**	-	(12.5)
Other financing activities	**(7.4)**	(4.0)	(2.2)
Net cash from financing activities	**50.5**	567.0	135.2
Net Change in Cash and Cash Equivalents	**(55.1)**	4.8	(6.0)
Cash and Cash Equivalents at Beginning of Year (includes $43.1 million in assets of discontinued operations in 2008)	**65.9**	61.1	67.1
Cash and Cash Equivalents at End of Year	$ **10.8**	$ 65.9	$ 61.1

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED
Consolidated Statements of Common Shareholders' Equity and Noncontrolling Interest

Year Ended December 31	2010		2009		2008	
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock			(millions, except share amounts)			
Beginning balance	**135,636,538**	**$ 2,313.7**	119,375,923	$ 2,118.4	86,325,136	$ 1,065.9
Issuance of common stock	**347,279**	**6.6**	15,883,948	220.1	32,962,723	1,042.0
Common stock issuance fees	**-**	**-**	-	(7.0)	-	-
Issuance of restricted common stock	**130,137**	**2.3**	376,667	5.4	88,064	2.3
Equity compensation expense, net of forfeitures		**1.0**		0.8		5.9
Unearned Compensation						
Issuance of restricted common stock		**(2.3)**		(5.4)		(2.3)
Forfeiture of restricted common stock		**0.8**		1.1		-
Compensation expense recognized		**2.2**		3.8		5.6
Equity Units allocated fees and expenses and the present value of contract adjustment payments		**-**		(22.5)		-
Other		**0.1**		(1.0)		(1.0)
Ending balance	**136,113,954**	**2,324.4**	135,636,538	2,313.7	119,375,923	2,118.4
Retained Earnings						
Beginning balance		**529.2**		489.3		506.9
Cumulative effect of a change in accounting principle		**-**		-		(0.1)
Net income attributable to Great Plains Energy		**211.7**		150.1		154.5
Dividends:						
Common stock		**(112.6)**		(108.9)		(170.4)
Preferred stock - at required rates		**(1.6)**		(1.6)		(1.6)
Performance shares		**(0.2)**		(0.1)		-
Performance shares amendment		**-**		0.4		-
Ending balance		**626.5**		529.2		489.3
Treasury Stock						
Beginning balance	**(213,423)**	**(5.5)**	(120,677)	(3.6)	(90,929)	(2.8)
Treasury shares acquired	**(188,383)**	**(3.4)**	(132,593)	(2.9)	(39,856)	(1.1)
Treasury shares reissued	**917**	**-**	39,847	1.0	10,108	0.3
Ending balance	**(400,889)**	**(8.9)**	(213,423)	(5.5)	(120,677)	(3.6)
Accumulated Other Comprehensive Income (Loss)						
Beginning balance		**(44.9)**		(53.5)		(2.1)
Derivative hedging activity, net of tax		**(10.6)**		5.3		(47.5)
Change in unrecognized pension expense, net of tax		**(0.6)**		3.3		(3.9)
Ending balance		**(56.1)**		(44.9)		(53.5)
Total Great Plains Energy Common Shareholders' Equity		**$ 2,885.9**		$ 2,792.5		$ 2,550.6
Noncontrolling Interest						
Beginning balance		**$ 1.2**		$ 1.0		$ -
GMO acquisition July 14, 2008		**-**		-		0.8
Net income attributable to noncontrolling interest		**0.2**		0.3		0.2
Distribution		**(0.2)**		(0.1)		-
Ending balance		**$ 1.2**		$ 1.2		$ 1.0

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED
Consolidated Statements of Comprehensive Income

Year Ended December 31	2010	2009	2008
		(millions)	
Net income	$ 211.9	$ 150.4	$ 154.7
Other comprehensive income (loss)			
Gain (loss) on derivative hedging instruments	(28.0)	(0.4)	27.0
Income tax benefit (expense)	10.8	0.1	(12.5)
Net gain (loss) on derivative hedging instruments	(17.2)	(0.3)	14.5
Reclassification to expenses, net of tax (Note 19)	6.6	5.6	(62.0)
Derivative hedging activity, net of tax	(10.6)	5.3	(47.5)
Defined benefit pension plans			
Net gain (loss) arising during period	(1.3)	5.0	(6.7)
Less: amortization of net gain included in net periodic benefit costs	0.3	0.4	0.3
Less: amortization of prior service costs included in net periodic benefit costs	-	-	0.1
Income tax benefit (expense)	0.4	(2.1)	2.4
Net change in unrecognized pension expense	(0.6)	3.3	(3.9)
Comprehensive income	200.7	159.0	103.3
Less: comprehensive income attributable to noncontrolling interest	(0.2)	(0.3)	(0.2)
Comprehensive income attributable to Great Plains Energy	$ 200.5	$ 158.7	$ 103.1

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Statements of Income

Year Ended December 31	**2010**	2009	2008
Operating Revenues		(millions)	
Electric revenues	**$ 1,517.1**	$ 1,318.2	$ 1,343.0
Operating Expenses			
Fuel	**278.8**	251.3	253.3
Purchased power	**78.9**	70.8	119.0
Transmission of electricity by others	**15.0**	12.3	11.1
Operating and maintenance expenses	**434.3**	403.3	398.1
Depreciation and amortization	**256.4**	229.6	204.3
General taxes	**129.3**	118.7	118.9
Other	**13.0**	-	0.2
Total	**1,205.7**	1,086.0	1,104.9
Operating income	**311.4**	232.2	238.1
Non-operating income	**24.7**	33.2	25.9
Non-operating expenses	**(5.6)**	(4.7)	(6.7)
Interest charges	**(85.7)**	(84.9)	(72.3)
Income before income tax expense	**244.8**	175.8	185.0
Income tax expense	**(81.6)**	(46.9)	(59.8)
Net income	**$ 163.2**	$ 128.9	$ 125.2

The disclosures regarding KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Balance Sheets

	December 31	
	2010	2009
ASSETS	(millions, except share amounts)	
Current Assets		
Cash and cash equivalents	**$ 3.6**	$ 17.4
Funds on deposit	**0.4**	0.1
Receivables, net	**169.4**	161.7
Accounts receivable pledged as collateral	**95.0**	-
Fuel inventories, at average cost	**44.9**	45.6
Materials and supplies, at average cost	**94.4**	84.8
Deferred refueling outage costs	**9.6**	19.5
Refundable income taxes	**9.0**	-
Deferred income taxes	**5.6**	0.3
Derivative instruments	**-**	0.2
Prepaid expenses and other assets	**10.0**	11.0
Total	**441.9**	340.6
Utility Plant, at Original Cost		
Electric	**7,540.9**	6,258.5
Less-accumulated depreciation	**3,104.4**	2,899.0
Net utility plant in service	**4,436.5**	3,359.5
Construction work in progress	**227.6**	1,144.1
Nuclear fuel, net of amortization of $131.1 and $106.0	**79.2**	68.2
Total	**4,743.3**	4,571.8
Investments and Other Assets		
Nuclear decommissioning trust fund	**129.2**	112.5
Regulatory assets	**679.6**	612.1
Other	**32.3**	65.3
Total	**841.1**	789.9
Total	**$ 6,026.3**	$ 5,702.3

The disclosures regarding KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Form 10-K

Form 10-K

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Balance Sheets

	December 31	
	2010	2009
LIABILITIES AND CAPITALIZATION	(millions, except share amounts)	
Current Liabilities		
Collateralized note payable	$ **95.0**	$ -
Commercial paper	**263.5**	186.6
Current maturities of long-term debt	**150.3**	0.2
Accounts payable	**201.7**	237.9
Accrued taxes	**21.3**	23.7
Accrued interest	**26.2**	26.7
Accrued compensation and benefits	**46.8**	45.1
Pension and post-retirement liability	**2.6**	3.2
Other	**7.8**	26.1
Total	**815.2**	549.5
Deferred Credits and Other Liabilities		
Deferred income taxes	**692.0**	559.4
Deferred tax credits	**129.4**	135.7
Asset retirement obligations	**129.7**	119.8
Pension and post-retirement liability	**407.3**	421.2
Regulatory liabilities	**141.3**	126.9
Other	**76.7**	78.2
Total	**1,576.4**	1,441.2
Capitalization		
Common shareholder's equity		
Common stock-1,000 shares authorized without par value		
1 share issued, stated value	**1,563.1**	1,563.1
Retained earnings	**478.3**	410.1
Accumulated other comprehensive loss	**(36.4)**	(41.5)
Total	**2,005.0**	1,931.7
Long-term debt (Note 12)	**1,629.7**	1,779.9
Total	**3,634.7**	3,711.6
Commitments and Contingencies (Note 15)		
Total	$ **6,026.3**	$ 5,702.3

The disclosures regarding KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Statements of Cash Flows


Form 10-K

Year Ended December 31	2010	2009	2008
Cash Flows from Operating Activities		(millions)	
Net income	$ 163.2	$ 128.9	$ 125.2
Adjustments to reconcile income to net cash from operating activities:			
Depreciation and amortization	256.4	229.6	204.3
Amortization of:			
Nuclear fuel	25.1	16.1	14.5
Other	24.2	19.0	11.1
Deferred income taxes, net	83.2	(38.2)	(7.5)
Investment tax credit amortization	(2.1)	(1.4)	(1.4)
Other operating activities (Note 2)	(127.8)	(66.1)	72.8
Net cash from operating activities	422.2	287.9	419.0
Cash Flows from Investing Activities			
Utility capital expenditures	(463.1)	(626.5)	(810.5)
Allowance for borrowed funds used during construction	(22.4)	(31.1)	(23.6)
Purchases of nuclear decommissioning trust investments	(83.3)	(99.0)	(49.1)
Proceeds from nuclear decommissioning trust investments	79.6	95.3	45.4
Net money pool lending	(6.1)	(6.0)	-
Other investing activities	(13.4)	(0.6)	(8.5)
Net cash from investing activities	(508.7)	(667.9)	(846.3)
Cash Flows from Financing Activities			
Issuance of long-term debt	-	413.2	363.4
Repayment of long-term debt	(0.2)	-	-
Net change in short-term borrowings	76.9	(193.6)	14.4
Net change in collateralized short-term borrowings	95.0	-	-
Net money pool borrowings	1.1	0.9	-
Dividends paid to Great Plains Energy	(95.0)	(72.0)	(144.0)
Equity contribution from Great Plains Energy	-	247.5	200.0
Issuance fees	(5.1)	(4.0)	(4.3)
Net cash from financing activities	72.7	392.0	429.5
Net Change in Cash and Cash Equivalents	(13.8)	12.0	2.2
Cash and Cash Equivalents at Beginning of Year	17.4	5.4	3.2
Cash and Cash Equivalents at End of Year	$ 3.6	$ 17.4	$ 5.4

The disclosures regarding KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Statements of Common Shareholder's Equity

Year Ended December 31	2010		2009		2008	
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock			(millions, except share amounts)			
Beginning balance	1	$ 1,563.1	1	$ 1,315.6	1	$ 1,115.6
Equity contribution from Great Plains Energy		-		247.5		200.0
Ending balance	1	1,563.1	1	1,563.1	1	1,315.6
Retained Earnings						
Beginning balance		410.1		353.2		371.3
Net income		163.2		128.9		125.2
Transfer of HSS to KLT Inc.		-		-		0.7
Dividends:						
Common stock held by Great Plains Energy		(95.0)		(72.0)		(144.0)
Ending balance		478.3		410.1		353.2
Accumulated Other Comprehensive Income (Loss)						
Beginning balance		(41.5)		(46.9)		(7.5)
Derivative hedging activity, net of tax		5.1		5.4		(39.4)
Ending balance		(36.4)		(41.5)		(46.9)
Total Common Shareholder's Equity		$ 2,005.0		$ 1,931.7		$ 1,621.9

The disclosures regarding KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Statements of Comprehensive Income

Year Ended December 31	2010	2009	2008
		(millions)	
Net income	**$ 163.2**	$ 128.9	$ 125.2
Other comprehensive income (loss)			
Gain (loss) on derivative hedging instruments	**(0.9)**	0.2	(65.0)
Income tax benefit (expense)	**0.3**	(0.1)	25.4
Net gain (loss) on derivative hedging instruments	**(0.6)**	0.1	(39.6)
Reclassification to expenses, net of tax (Note 19)	**5.7**	5.3	0.2
Derivative hedging activity, net of tax	**5.1**	5.4	(39.4)
Comprehensive income	**$ 168.3**	$ 134.3	$ 85.8

The disclosures regarding KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

The notes to consolidated financial statements that follow are a combined presentation for Great Plains Energy Incorporated and Kansas City Power & Light Company, both registrants under this filing. The terms "Great Plains Energy," "Company," "KCP&L," and "Companies" are used throughout this report. "Great Plains Energy" and the "Company" refer to Great Plains Energy Incorporated and its consolidated subsidiaries, unless otherwise indicated. "KCP&L" refers to Kansas City Power & Light Company and its consolidated subsidiaries. "Companies" refers to Great Plains Energy Incorporated and its consolidated subsidiaries and KCP&L and its consolidated subsidiaries.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Great Plains Energy, a Missouri corporation incorporated in 2001, is a public utility holding company and does not own or operate any significant assets other than the stock of its subsidiaries. Great Plains Energy's wholly owned direct subsidiaries with operations or active subsidiaries are as follows:

- KCP&L is an integrated, regulated electric utility that provides electricity to customers primarily in the states of Missouri and Kansas. KCP&L has one active wholly owned subsidiary, Kansas City Power & Light Receivables Company (Receivables Company).
- KCP&L Greater Missouri Operations Company (GMO) is an integrated, regulated electric utility that primarily provides electricity to customers in the state of Missouri. GMO also provides regulated steam service to certain customers in the St. Joseph, Missouri area. GMO wholly owns MPS Merchant Services, Inc. (MPS Merchant), which has certain long-term natural gas contracts remaining from its former non-regulated trading operations.

Each of Great Plains Energy's and KCP&L's consolidated financial statements includes the accounts of their subsidiaries. All intercompany transactions have been eliminated.

Great Plains Energy's sole reportable business segment is electric utility. See Note 22 for additional information.

Use of Estimates

The process of preparing financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires the use of estimates and assumptions that affect the reported amounts of certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less at acquisition.

Funds on Deposit

Funds on deposit consist primarily of cash provided to counterparties in support of margin requirements related to commodity purchases, commodity swaps and futures contracts. Pursuant to individual contract terms with counterparties, deposit amounts required vary with changes in market prices, credit provisions and various other factors. Interest is earned on most funds on deposit. Great Plains Energy also holds funds on deposit from counterparties in the same manner. These funds are included in other current liabilities on the consolidated balance sheets.

Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Nuclear decommissioning trust fund – KCP&L's nuclear decommissioning trust fund assets are recorded at fair value. Fair value is based on quoted market prices of the investments held by the fund and/or valuation models.

Rabbi trust – GMO's rabbi trusts related to its Supplemental Executive Retirement Plans (SERP) are recorded at fair value, which are based on quoted market prices of the investments held by the trusts and/or valuation models. The rabbi trusts are included in Other – Investments and Other Assets on Great Plains Energy's consolidated balance sheets.

Long-term debt – Fair value is based on quoted market prices, with the incremental borrowing rate for similar debt used to determine fair value if quoted market prices were not available. At December 31, 2010, the book value and fair value of Great Plains Energy's long-term debt, including current maturities, was $3.4 billion and $3.7 billion, respectively. At December 31, 2010, the book value and fair value of KCP&L's long-term debt, including current maturities, was $1.8 billion and $1.9 billion, respectively. At December 31, 2009, the book value and fair value of Great Plains Energy's long-term debt, including current maturities, was $3.2 billion and $3.4 billion, respectively. At December 31, 2009, the book value and fair value of KCP&L's long-term debt, including current maturities, was $1.8 billion and $1.9 billion, respectively.

Derivative instruments – The fair value of derivative instruments is estimated using market quotes, over-the-counter forward price and volatility curves and correlation among fuel prices, net of estimated credit risk.

Pension plans – For financial reporting purposes, the market value of plan assets is the fair value. KCP&L uses a five-year smoothing of assets to determine fair value for regulatory reporting purposes.

Derivative Instruments
The Company records derivative instruments on the balance sheet at fair value in accordance with GAAP. Great Plains Energy and KCP&L enter into derivative contracts to manage exposure to commodity price and interest rate fluctuations. Derivative instruments designated as normal purchases and normal sales (NPNS) and cash flow hedges are used solely for hedging purposes and are not issued or held for speculative reasons.

The Company considers various qualitative factors, such as contract and market place attributes, in designating derivative instruments at inception. Great Plains Energy and KCP&L may elect the NPNS exception, which requires the effects of the derivative to be recorded when the underlying contract settles. Great Plains Energy and KCP&L account for derivative instruments that are not designated as NPNS as cash flow hedges or non-hedging derivatives, which are recorded as assets or liabilities on the consolidated balance sheets at fair value. In addition, if a derivative instrument is designated as a cash flow hedge, Great Plains Energy and KCP&L document the method of determining hedge effectiveness and measuring ineffectiveness. See Note 19 for additional information regarding derivative financial instruments and hedging activities.

Great Plains Energy and KCP&L offset fair value amounts recognized for derivative instruments under master netting arrangements, which include rights to reclaim cash collateral (a receivable), or the obligation to return cash collateral (a payable). Great Plains Energy and KCP&L classify cash flows from derivative instruments in the same category as the cash flows from the items being hedged.

Utility Plant

Great Plains Energy's and KCP&L's utility plant is stated at historical cost. These costs include taxes, an allowance for the cost of borrowed and equity funds used to finance construction and payroll-related costs, including pensions and other fringe benefits. Replacements, improvements and additions to units of property are capitalized. Repairs of property and replacements of items not considered to be units of property are expensed as incurred (except as discussed under Deferred Refueling Outage Costs and Accounting for Planned Major Maintenance). When property units are retired or otherwise disposed, the original cost, net of salvage, is charged to accumulated depreciation. Substantially all of KCP&L's utility plant is pledged as collateral for KCP&L's mortgage bonds under the General Mortgage Indenture and Deed of Trust dated December 1, 1986, as supplemented. Substantially all of GMO's St. Joseph Light & Power division utility plant is pledged as collateral for GMO's mortgage bonds under the General Mortgage Indenture and Deed of Trust dated April 1, 1946, as supplemented.

As prescribed by the Federal Energy Regulatory Commission (FERC), Allowance for Funds Used During Construction (AFUDC) is charged to the cost of the plant during construction. AFUDC equity funds are included as a non-cash item in non-operating income and AFUDC borrowed funds are a reduction of interest charges. The rates used to compute gross AFUDC are compounded semi-annually and averaged 6.8% in 2010, 7.6% in 2009, and 7.1% in 2008 for KCP&L and for GMO averaged 4.6% in 2010, 5.4% in 2009 and 4.9% in 2008 subsequent to its acquisition on July 14, 2008.

Great Plains Energy's and KCP&L's balances of utility plant, at original cost, with a range of estimated useful lives are listed in the following tables.

Great Plains Energy

December 31	2010	2009
Utility Plant, at original cost	(millions)	
Production (20 - 60 years)	$ 6,369.4	$ 4,892.3
Transmission (15 - 70 years)	716.9	660.4
Distribution (8 - 66 years)	2,813.4	2,708.3
General (5 - 50 years)	637.2	588.0
Total [a]	$ 10,536.9	$ 8,849.0

[a] Includes $103.0 million and $96.3 million at December 31, 2010 and 2009, respectively, of land and other assets that are not depreciated.

KCP&L

December 31	2010	2009
Utility Plant, at original cost	(millions)	
Production (20 - 60 years)	$ 4,886.2	$ 3,742.6
Transmission (15 - 70 years)	408.7	371.3
Distribution (8 - 55 years)	1,776.4	1,709.5
General (5 - 50 years)	469.6	435.1
Total [a]	$ 7,540.9	$ 6,258.5

[a] Includes $59.9 million and $56.1 million at December 31, 2010 and 2009, respectively, of land and other assets that are not depreciated.

Depreciation and Amortization
Depreciation and amortization of utility plant other than nuclear fuel is computed using the straight-line method over the estimated lives of depreciable property based on rates approved by state regulatory authorities. Annual depreciation rates average approximately 3%. Nuclear fuel is amortized to fuel expense based on the quantity of heat produced during the generation of electricity.

Great Plains Energy's depreciation expense was $243.6 million, $228.9 million, and $175.1 million for 2010, 2009, and 2008, respectively. KCP&L's depreciation expense was $170.9 million, $158.4 million, and $145.4 million for 2010, 2009 and 2008, respectively. Great Plains Energy's and KCP&L's depreciation and amortization expense includes $72.6 million, $58.2 million, and $47.4 million for 2010, 2009 and 2008, respectively, of additional amortization to help maintain cash flow levels during KCP&L's Comprehensive Energy Plan pursuant to orders of the Public Service Commission of the State of Missouri (MPSC) and The State Corporation Commission of the State of Kansas (KCC).

Nuclear Plant Decommissioning Costs
Nuclear plant decommissioning cost estimates are based on the immediate dismantlement method and include the costs of decontamination, dismantlement and site restoration. Based on these cost estimates, KCP&L contributes to a tax-qualified trust fund to be used to decommission Wolf Creek Generating Station (Wolf Creek). Related liabilities for decommissioning are included on Great Plains Energy's and KCP&L's balance sheet in Asset Retirement Obligations (AROs).

As a result of the authorized regulatory treatment and related regulatory accounting, differences between the decommissioning trust fund asset and the related ARO are recorded as a regulatory asset or liability. See Note 8 for discussion of AROs including those associated with nuclear plant decommissioning costs.

Deferred Refueling Outage Costs
KCP&L uses the deferral method to account for operations and maintenance expenses incurred in support of Wolf Creek's scheduled refueling outages and amortizes them evenly (monthly) over the unit's operating cycle of 18 months until the next scheduled outage. Replacement power costs during an outage are expensed as incurred.

Regulatory Matters
KCP&L and GMO defer items on the balance sheet resulting from the effects of the ratemaking process, which would not be recorded if KCP&L and GMO were not regulated. See Note 6 for additional information concerning regulatory matters.

Revenue Recognition
Great Plains Energy and KCP&L recognize revenues on sales of electricity when the service is provided. Revenues recorded include electric services provided but not yet billed by KCP&L and GMO. Unbilled revenues are recorded for kWh usage in the period following the customers' billing cycle to the end of the month. KCP&L's and GMO's estimate is based on net system kWh usage less actual billed kWhs. KCP&L's and GMO's estimated unbilled kWhs are allocated and priced by regulatory jurisdiction across the rate classes based on actual billing rates.

KCP&L and GMO collect from customers gross receipts taxes levied by state and local governments. These taxes from KCP&L's Missouri customers are recorded gross in operating revenues and general taxes on Great Plains Energy's and KCP&L's statements of income. KCP&L's gross receipts taxes collected from Missouri customers were $54.3 million, $46.8 million and $45.9 million in 2010, 2009 and 2008, respectively. These taxes from KCP&L's Kansas customers and GMO's customers are recorded net in operating revenues on Great Plains Energy's statements of income.

Great Plains Energy and KCP&L collect sales taxes from customers and remit to state and local governments. These taxes are presented on a net basis on Great Plains Energy's and KCP&L's statements of income.

Great Plains Energy and KCP&L record sale and purchase activity on a net basis in wholesale revenue or purchased power when transacting with Regional Transmission Organization (RTO)/Independent System Operator (ISO) markets.


Form 10-K

Allowance for Doubtful Accounts
This reserve represents estimated uncollectible accounts receivable and is based on management's judgment considering historical loss experience and the characteristics of existing accounts. Provisions for losses on receivables are expensed to maintain the allowance at a level considered adequate to cover expected losses. Receivables are charged off against the reserve when they are deemed uncollectible.

Property Gains and Losses
Net gains and losses from the sales of assets, businesses and asset impairments are recorded in operating expenses.

Asset Impairments
Long-lived assets and finite lived intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted expected future cash flows from an asset to be held and used is less than the carrying value of the asset, an asset impairment must be recognized in the financial statements. The amount of impairment recognized is the excess of the carrying value of the asset over its fair value.

Goodwill and indefinite lived intangible assets are tested for impairment annually and when an event occurs indicating the possibility that an impairment exists. The annual test must be performed at the same time each year. If the fair value of a reporting unit is less than its carrying value including goodwill, an impairment charge for goodwill must be recognized in the financial statements. To measure the amount of the impairment loss to recognize, the implied fair value of the reporting unit goodwill is compared with its carrying value.

Income Taxes
Great Plains Energy has recognized deferred taxes for temporary book to tax differences using the liability method. The liability method requires that deferred tax balances be adjusted to reflect enacted tax rates that are anticipated to be in effect when the temporary differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

Great Plains Energy and KCP&L recognize tax benefits based on a "more-likely-than-not" recognition threshold. In addition, Great Plains Energy and KCP&L recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in non-operating expenses.

Great Plains Energy and its subsidiaries file consolidated federal and combined and separate state income tax returns. Income taxes for consolidated or combined subsidiaries are allocated to the subsidiaries based on separate company computations of income or loss. KCP&L's income tax provision includes taxes allocated based on its separate company income or loss.

Great Plains Energy and KCP&L have established a net regulatory asset for the additional future revenues to be collected from customers for deferred income taxes. Tax credits are recognized in the year generated except for certain KCP&L and GMO investment tax credits that have been deferred and amortized over the remaining service lives of the related properties.

Environmental Matters
Environmental costs are accrued when it is probable a liability has been incurred and the amount of the liability can be reasonably estimated.

Basic and Diluted Earnings per Common Share Calculation
To determine basic EPS, preferred stock dividend requirements and net income attributable to noncontrolling interest are deducted from income from continuing operations and net income before dividing by the average number of common shares outstanding. The earnings (loss) per share impact of discontinued operations is determined by dividing income (loss) from discontinued operations, net of income taxes, by the average number of common shares outstanding. The effect of dilutive securities, calculated using the treasury stock method, assumes the issuance of common shares applicable to performance shares, restricted stock, stock options and Equity Units.

Form 10-K

The following table reconciles Great Plains Energy's basic and diluted EPS from continuing operations.

	2010	2009	2008
Income	(millions, except per share amounts)		
Income from continuing operations	$ 211.9	$ 151.9	$ 119.7
Less: net income attributable to noncontrolling interest	0.2	0.3	0.2
Less: preferred stock dividend requirements	1.6	1.6	1.6
Income from continuing operations available for common shareholders	$ 210.1	$ 150.0	$ 117.9
Common Shares Outstanding			
Average number of common shares outstanding	135.1	129.3	101.1
Add: effect of dilutive securities	1.8	0.5	0.1
Diluted average number of common shares outstanding	136.9	129.8	101.2
Basic EPS from continuing operations	$ 1.55	$ 1.16	$ 1.16
Diluted EPS from continuing operations	$ 1.53	$ 1.15	$ 1.16

The computation of diluted EPS for 2010 excludes anti-dilutive shares consisting of 340,690 performance shares, 251,526 restricted stock shares and 196,137 stock options.

The computation of diluted EPS for 2009 excludes anti-dilutive shares consisting of 150,895 performance shares, 438,281 restricted stock shares and 231,670 stock options.

The computation of diluted EPS for 2008 excludes anti-dilutive shares consisting of 364,217 performance shares, 530,398 restricted stock shares and 455,469 stock options.

Dividends Declared
In February 2011, Great Plains Energy's Board of Directors (Board) declared a quarterly dividend of $0.2075 per share on Great Plains Energy's common stock. The common dividend is payable March 21, 2011, to shareholders of record as of February 28, 2011. The Board also declared regular dividends on Great Plains Energy's preferred stock, payable June 1, 2011, to shareholders of record as of May 10, 2011.

In February 2011, KCP&L's Board of Directors declared a cash dividend payable to Great Plains Energy of $25 million payable on March 17, 2011.

2. SUPPLEMENTAL CASH FLOW INFORMATION

Great Plains Energy Other Operating Activities

	2010	2009	2008
		(millions)	
Cash flows affected by changes in:			
Receivables	$ (12.6)	$ 7.9	$ 61.9
Accounts receivable pledged as collateral	(95.0)	-	-
Fuel inventories	(0.1)	2.0	(16.7)
Materials and supplies	(11.5)	(22.0)	(3.7)
Accounts payable	12.8	(70.9)	56.2
Accrued taxes	6.7	42.2	73.2
Accrued interest	2.9	2.9	17.8
Deferred refueling outage costs	9.9	(7.1)	(5.9)
Accrued plant maintenance costs	1.7	2.9	2.1
Fuel adjustment clauses	2.7	7.8	(18.0)
Pension and post-retirement benefit obligations	(10.2)	18.4	3.1
Allowance for equity funds used during construction	(26.0)	(39.6)	(24.2)
Write down of affordable housing investments	11.2	-	-
Iatan Nos. 1 and 2 impact of disallowed construction costs	16.8	-	-
Deferred acquisition costs	-	-	(15.8)
Interest rate hedge settlements	(6.9)	(79.1)	(41.2)
Other	(36.1)	16.8	(36.4)
Total other operating activities	$ (133.7)	$ (117.8)	$ 52.4
Cash paid during the period:			
Interest	$ 237.7	$ 211.9	$ 95.0
Income taxes	$ 0.9	$ 5.1	$ 27.1
Non-cash investing activities:			
Liabilities assumed for capital expenditures	$ 44.9	$ 82.8	$ 104.7

KCP&L Other Operating Activities

	2010	2009	2008
Cash flows affected by changes in:		(millions)	
Receivables	$ (4.1)	$ (7.6)	$ 50.9
Accounts receivable pledged as collateral	(95.0)	-	-
Fuel inventories	0.7	6.1	(16.0)
Materials and supplies	(9.6)	(16.5)	(4.3)
Accounts payable	0.8	(54.3)	57.3
Accrued taxes	(15.7)	51.8	81.3
Accrued interest	(0.5)	8.6	8.5
Deferred refueling outage costs	9.9	(7.1)	(5.9)
Pension and post-retirement benefit obligations	7.9	39.3	(5.1)
Allowance for equity funds used during construction	(21.9)	(30.6)	(22.5)
Kansas Energy Cost Adjustment	(8.8)	2.2	(1.6)
Iatan Nos. 1 and 2 impact of disallowed construction costs	13.0	-	-
Interest rate hedge settlements	-	(79.1)	(41.2)
Other	(4.5)	21.1	(28.6)
Total other operating activities	$ (127.8)	$ (66.1)	$ 72.8
Cash paid during the period:			
Interest	$ 101.1	$ 77.2	$ 63.0
Income taxes	$ 18.2	$ 31.9	$ 23.5
Non-cash investing activities:			
Liabilities assumed for capital expenditures	$ 37.4	$ 75.5	$ 90.8


Form 10-K

Significant Non-Cash Items

On January 1, 2010, Great Plains Energy and KCP&L adopted new accounting guidance for transfers of financial assets, which resulted in the recognition of $95.0 million of accounts receivables pledged as collateral and a corresponding short-term collateralized note payable on Great Plains Energy's and KCP&L's balance sheets at December 31, 2010. See Note 3 for additional information. As a result, cash flows from operating activities were reduced by $95.0 million and cash flows from financing activities were raised by $95.0 million with no impact to the net change in cash at December 31, 2010.

On July 14, 2008, Great Plains Energy closed its acquisition of GMO. The total purchase price of the acquisition was approximately $1.7 billion. The fair value of the 32.2 million shares of Great Plains Energy common stock issued was approximately $1.0 billion. Great Plains Energy paid approximately $0.7 billion of cash consideration.

In May 2008, KCP&L's Series 2008 Environmental Improvement Revenue Refunding (EIRR) bonds totaling $23.4 million maturing in 2038 were issued. The proceeds were deposited with a trustee pending KCP&L's submission of qualifying expenses for reimbursement. At December 31, 2008, KCP&L had received $13.4 million in cash proceeds and had a $10.0 million short-term receivable for the proceeds that were deposited with the trustee. In 2009, KCP&L received the remaining $10.0 million in cash.

In 2008, KCP&L recorded a $12.6 million net increase in AROs, consisting of a $14.2 million increase as a result of changes in cost estimates and timing used to compute the present value of asbestos AROs for KCP&L's generating stations, with a corresponding increase in net utility plant and a decrease of $1.6 million resulting from an update to the cost estimates to decommission Wolf Creek, with a corresponding increase in regulatory liabilities. This activity had no impact on Great Plains Energy's or KCP&L's 2008 cash flows.

3. RECEIVABLES

Great Plains Energy's and KCP&L's receivables are detailed in the following table.

	December 31	
	2010	2009
Great Plains Energy	(millions)	
Customer accounts receivable - billed	$ 62.0	$ 47.3
Customer accounts receivable - unbilled	82.3	77.9
Allowance for doubtful accounts	(2.7)	(2.8)
Other receivables	100.1	108.1
Total	$ 241.7	$ 230.5
KCP&L		
Customer accounts receivable - billed	$ 6.5	$ -
Customer accounts receivable - unbilled	50.1	44.6
Allowance for doubtful accounts	(1.5)	(1.7)
Intercompany receivables	43.2	42.4
Other receivables	71.1	76.4
Total	$ 169.4	$ 161.7

Great Plains Energy's and KCP&L's other receivables at December 31, 2010 and 2009, consisted primarily of receivables from partners in jointly owned electric utility plants and wholesale sales receivables.

Sale of Accounts Receivable – KCP&L

KCP&L sells all of its retail electric accounts receivable to its wholly owned subsidiary, Receivables Company, which in turn sells an undivided percentage ownership interest in the accounts receivable to Victory Receivables Corporation, an independent outside investor. On January 1, 2010, Great Plains Energy and KCP&L adopted new accounting guidance for transfers of financial assets, which resulted in the sale of the undivided percentage ownership interest in accounts receivable by Receivables Company no longer meeting the criteria for derecognition and now being accounted for as a secured borrowing. As a result, $95.0 million of accounts receivables pledged as collateral are recognized with a corresponding short-term collateralized note payable on Great Plains Energy's and KCP&L's balance sheets at December 31, 2010.

KCP&L sells its receivables at a fixed price based upon the expected cost of funds and charge-offs. These costs comprise KCP&L's loss on the sale of accounts receivable. KCP&L services the receivables and receives an annual servicing fee of 1.5% to 2.5% of the outstanding principal amount of the receivables sold to Receivables Company. KCP&L does not recognize a servicing asset or liability because management determined the collection agent fee earned by KCP&L approximates market value. In February 2011, the agreement was amended to extend the expiration date of the agreement from May 2011 to October 2011.

Information regarding KCP&L's sale of accounts receivable to Receivables Company is reflected in the following tables.

2010	KCP&L	Receivables Company	Consolidated KCP&L
		(millions)	
Receivables (sold) purchased	$ (1,341.0)	$ 1,341.0	$ -
Gain (loss) on sale of accounts receivable [(a)]	(17.0)	16.8	(0.2)
Servicing fees	3.2	(3.2)	-
Fees to outside investor	-	(1.2)	(1.2)
Cash flows during the period			
Cash from customers transferred to Receivables Company	(1,337.4)	1,337.4	-
Cash paid to KCP&L for receivables purchased	1,320.7	(1,320.7)	-
Servicing fees	3.2	(3.2)	-
Interest on intercompany note	0.5	(0.5)	-

2009	KCP&L	Receivables Company	Consolidated KCP&L
		(millions)	
Receivables (sold) purchased	$ (1,172.4)	$ 1,172.4	$ -
Gain (loss) on sale of accounts receivable [(a)]	(14.8)	14.6	(0.2)
Servicing fees	2.0	(2.0)	-
Fees to outside investor	-	(1.2)	(1.2)
Cash flows during the period			
Cash from customers transferred to Receivables Company	(1,167.6)	1,167.6	-
Cash paid to KCP&L for receivables purchased	1,153.0	(1,153.0)	-
Servicing fees	2.0	(2.0)	-
Interest on intercompany note	0.4	(0.4)	-

[(a)] Any net gain (loss) is the result of the timing difference inherent in collecting receivables and over the life of the agreement will net to zero.

4. ASSETS HELD FOR SALE

As of December 31, 2009, Great Plains Energy had several real estate properties available for immediate sale in their present condition and management was actively marketing these properties. The carrying amounts for these assets were presented at fair value less estimated selling cost and were included in assets held for sale on Great Plains Energy's consolidated balance sheets as of December 31, 2009. In March 2010, one of the properties with a book value of $0.6 million was sold resulting in an insignificant loss on the sale. In October 2010, one of the properties included in the electric utility segment with a book value of $11.1 million was sold resulting in an insignificant gain on the sale. As of December 31, 2010, management determined that the sale of the remaining properties was no longer considered probable. Accordingly, the $7.7 million of properties were reclassified from assets held for sale to other-investments and other assets on the consolidated balance sheet as of December 31, 2010.

5. NUCLEAR PLANT

KCP&L owns 47% of Wolf Creek, its only nuclear generating unit. Wolf Creek is regulated by the Nuclear Regulatory Commission (NRC), with respect to licensing, operations and safety-related requirements.

Form 10-K

Spent Nuclear Fuel and High-Level Radioactive Waste

Under the Nuclear Waste Policy Act of 1982, the Department of Energy (DOE) is responsible for the permanent disposal of spent nuclear fuel. KCP&L pays the DOE a quarterly fee of one-tenth of a cent for each kWh of net nuclear generation delivered and sold for the future disposal of spent nuclear fuel. These disposal costs are charged to fuel expense. In March 2010, the DOE filed a motion to withdraw its application to the NRC to construct a national repository for the disposal of spent nuclear fuel and high-level radioactive waste at Yucca Mountain, Nevada, which would bring the licensing process to an end. An NRC board denied the DOE's motion to withdraw its application in June 2010, and the DOE appealed that decision to the full NRC in early July 2010. The NRC has not yet decided that appeal. The question of the DOE's legal authority to withdraw its license application also is pending in multiple lawsuits filed with a federal appellate court. Oral argument to the court is set for late March 2011. Wolf Creek has an on-site storage facility designed to hold all spent fuel generated at the plant through 2025, and believes it will be able to expand on-site storage as needed past 2025. Management cannot predict when, or if, an alternative disposal site will be available to receive Wolf Creek's spent nuclear fuel and will continue to monitor this activity. See Note 16 for a related legal proceeding.

Low-Level Radioactive Waste

Wolf Creek disposes of most of its low-level radioactive waste (Class A waste) at an existing third-party repository in Utah. Management expects that the site located in Utah will remain available to Wolf Creek for disposal of its Class A waste. Wolf Creek has contracted with a waste processor that will process, take title and store in another state most of the remainder of Wolf Creek's low level radioactive waste (Classes B and C waste, which is higher in radioactivity but much lower in volume). Should on-site waste storage be needed in the future, Wolf Creek has current storage capacity on site for about four years' generation of Classes B and C waste and believes it will be able to expand that storage capacity as needed if it becomes necessary to do so.

Nuclear Plant Decommissioning Costs

The MPSC and KCC require KCP&L and the other owners of Wolf Creek to submit an updated decommissioning cost study every three years and to propose funding levels. The most recent study was submitted to the MPSC and KCC in August 2008 and is the basis for the current cost of decommissioning estimates in the table below. KCC issued its order in August 2009 approving the 2008 decommissioning cost study, and approved funding levels in its order issued in November 2010. The MPSC does not explicitly approve or disapprove of the decommissioning cost study and issued its order approving the funding levels in May 2009.

	Total Station	KCP&L's 47% Share
	(millions)	
Current cost of decommissioning (in 2008 dollars)	$ 594	$ 279
Future cost of decommissioning (in 2045-2053 dollars) [(a)]	2,575	1,210
Annual escalation factor	3.73%	
Annual return on trust assets [(b)]	6.83%	

[(a)] Total future cost over an eight year decommissioning period.

[(b)] The 6.83% rate of return is through 2025. The rate then systematically decreases through 2053 to 1.87% based on the assumption that the fund's investment mix will become increasingly more conservative as the decommissioning period approaches.

Nuclear Decommissioning Trust Fund

In 2010 and 2009, KCP&L contributed approximately $3.7 million to a tax-qualified trust fund to be used to decommission Wolf Creek. Amounts funded are charged to other operating expense and recovered in customers' rates. The funding level assumes a projected level of return on trust assets. If the actual return on trust assets is below the projected level or actual decommissioning costs are higher than estimated, KCP&L could be responsible for the balance of funds required; however, while there can be no assurances, management believes a rate increase would be allowed to recover decommissioning costs over the remaining life of the unit.

The following table summarizes the change in Great Plains Energy's and KCP&L's decommissioning trust fund.

December 31	2010	2009
Decommissioning Trust	(millions)	
Beginning balance January 1	$ 112.5	$ 96.9
Contributions	3.7	3.7
Earned income, net of fees	2.0	2.8
Net realized gains/(losses)	6.7	(5.5)
Net unrealized gains	4.3	14.6
Ending balance	$ 129.2	$ 112.5

The decommissioning trust is reported at fair value on the balance sheets and is invested in assets as detailed in the following table. At December 31, 2009, KCP&L was holding short-term investments in the decommissioning trust fund, which were invested in equity securities in early 2010 as a result of a change in the asset allocation of the trust to a higher proportion of equity securities given the 20-year extension of Wolf Creek's operating license approved by the NRC in November 2008.

	December 31							
	2010				2009			
	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(millions)							
Equity securities	$ 73.4	$ 13.1	$ (1.0)	$ 85.5	$ 36.3	$ 8.9	$ (0.7)	$ 44.5
Debt securities	38.1	2.6	(0.1)	40.6	35.3	2.1	-	37.4
Other	3.1	-	-	3.1	30.6	-	-	30.6
Total	$ 114.6	$ 15.7	$ (1.1)	$ 129.2	$ 102.2	$ 11.0	$ (0.7)	$ 112.5

The weighted average maturity of debt securities held by the trust at December 31, 2010, was approximately 7.6 years. The costs of securities sold are determined on the basis of specific identification. The following table summarizes the realized gains and losses from the sale of securities by the nuclear decommissioning trust fund.

	2010	2009	2008
	(millions)		
Realized Gains	$ 7.3	$ 2.8	$ 2.7
Realized Losses	(0.6)	(8.3)	(10.9)

Nuclear Insurance

The owners of Wolf Creek (Owners) maintain nuclear insurance for Wolf Creek for nuclear liability, nuclear property and accidental outage. These policies contain certain industry standard exclusions, including, but not limited to, ordinary wear and tear, and war. The nuclear property insurance programs subscribed to by members of the nuclear power generating industry include industry aggregate limits for acts of terrorism and related losses, including replacement power costs. There is no industry aggregate limit for liability claims, regardless of the number of acts affecting Wolf Creek or any other nuclear energy liability policy or the number of policies in place. An industry aggregate limit of $3.2 billion plus any reinsurance recoverable by Nuclear Electric Insurance Limited (NEIL), the Owners' insurance provider, exists for property claims, including accidental outage power costs for acts of terrorism affecting Wolf Creek or any other nuclear energy facility property policy within twelve months from the date of the first act. These limits plus any recoverable reinsurance are the maximum amount to be paid to members who sustain losses or damages from these types of terrorist acts. In addition, industry-wide retrospective assessment programs (discussed below) can apply once these insurance programs have been exhausted.

In the event of a catastrophic loss at Wolf Creek, the insurance coverage may not be adequate to cover property damage and extra expenses incurred. Uninsured losses, to the extent not recovered through rates, would be assumed by KCP&L and the other owners and could have a material adverse effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.


Form 10-K

Nuclear Liability Insurance

Pursuant to the Price-Anderson Act, which was reauthorized through December 31, 2025, by the Energy Policy Act of 2005, the Owners are required to insure against public liability claims resulting from nuclear incidents to the full limit of public liability, which is currently $12.6 billion. This limit of liability consists of the maximum available commercial insurance of $0.4 billion and the remaining $12.2 billion is provided through an industry-wide retrospective assessment program mandated by law, known as the Secondary Financial Protection (SFP) program. Under the SFP program, the Owners can be assessed up to $117.5 million ($55.2 million, KCP&L's 47% share) per incident at any commercial reactor in the country, payable at no more than $17.5 million ($8.2 million, KCP&L's 47% share) per incident per year. This assessment is subject to an inflation adjustment based on the Consumer Price Index and applicable premium taxes. In addition, the U.S. Congress could impose additional revenue-raising measures to pay claims.

Nuclear Property Insurance

The Owners carry decontamination liability, premature decommissioning liability and property damage insurance from NEIL for Wolf Creek totaling approximately $2.8 billion ($1.3 billion, KCP&L's 47% share). In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination in accordance with a plan mandated by the NRC. KCP&L's share of any remaining proceeds can be used for further decontamination, property damage restoration and premature decommissioning costs. Premature decommissioning coverage applies only if an accident at Wolf Creek exceeds $500 million in property damage and decontamination expenses, and only after trust funds have been exhausted.

Accidental Nuclear Outage Insurance

The Owners also carry additional insurance from NEIL to cover costs of replacement power and other extra expenses incurred in the event of a prolonged outage resulting from accidental property damage at Wolf Creek.

Under all NEIL policies, the Owners are subject to retrospective assessments if NEIL losses, for each policy year, exceed the accumulated funds available to the insurer under that policy. The estimated maximum amount of retrospective assessments under the current policies could total approximately $26.2 million ($12.3 million, KCP&L's 47% share) per policy year.

6. REGULATORY MATTERS

KCP&L's Comprehensive Energy Plan

KCP&L's Comprehensive Energy Plan included construction of Iatan No. 2, wind generation, environmental upgrades at certain coal-fired generating stations, infrastructure investments, and energy efficiency, affordability and demand response programs. With the construction of Iatan No. 2 completed in 2010, the remaining component of KCP&L's Comprehensive Energy Plan is to obtain state regulatory approval to include the cost of Iatan No. 2 in rate base and begin recovering the investment in rates.

In August 2010, Iatan No. 2 successfully completed in-service testing, which was confirmed by KCC in October 2010, but is still subject to confirmation by the MPSC, which is expected during the current Missouri rate cases.

In the fourth quarter of 2010, Great Plains Energy and KCP&L completed a final cost estimate for Iatan No. 2. The final cost estimate and previous cost estimate ranges are shown in the following table. The cost estimate ranges do not include AFUDC or the cost of common facilities that were identified at the time of the start-up of the Iatan No. 1 environmental project that will be used by both Iatan No. 1 and Iatan No. 2.

	Final Cost Estimate Range		Previous Estimate Range		Change	
			(millions)			
Great Plains Energy's 73% share of Iatan No. 2	$ 1,203 -	$ 1,218	$ 1,222 -	$ 1,251	$ (19) -	$ (33)
KCP&L's 55% share of Iatan No. 2	905 -	917	919 -	941	(14) -	(24)

Kansas Regulatory Proceedings

In December 2009, KCP&L filed a request with KCC to increase retail electric annual revenues by $55.2 million. The request was subsequently adjusted by KCP&L during the rate case proceedings to $50.9 million as the net result of updates to the case. The request included costs related to Iatan No. 2, a new coal-fired generation unit, upgrades to the transmission and distribution system to improve reliability and overall increased costs of service.

In November 2010, KCC issued its order, effective December 1, 2010, authorizing an increase in annual revenues of $21.8 million, a return on equity of 10.0%, an equity ratio of approximately 49.7% and a Kansas jurisdictional rate base of $1.781 billion. The annual revenue increase was subsequently adjusted by KCC in a January 2011 reconsideration order to $22.0 million. In February 2011, KCC issued an order granting KCP&L and another party to the case their respective petitions for reconsideration regarding rate case expenses. The $22.0 million annual revenue increase is considered as interim subject to refund or true-up pending the outcome of the reconsideration proceedings regarding rate case expenses. Also in February 2011, KCP&L and another party to the case filed petitions for judicial review with the Court of Appeals of the State of Kansas, which are stayed until conclusion of the reconsideration proceedings. The rates authorized by KCC will be effective unless and until modified by KCC or stayed by a court.

Accounting rules state that when it becomes probable that part of the cost of a recently completed plant will be disallowed for rate-making purposes and a reasonable estimate of the amount of the disallowance can be made, the estimated amount of the probable disallowance shall be deducted from the reported cost of the plant and recognized as a loss. As a result of disallowances in the KCC order, KCP&L recognized Kansas jurisdictional losses of $4.4 million for construction costs related to Iatan No. 2 and $2.0 million for construction costs related to the Iatan No. 1 environmental project. Management determined it is probable that the MPSC would disallow these costs as well in KCP&L's and GMO's pending rate cases. Therefore, KCP&L's Missouri jurisdictional portion and GMO's portion of these costs were recognized as a loss in addition to the KCP&L Kansas jurisdictional portion resulting in a $16.8 million pre-tax loss representing KCP&L's and GMO's combined share for construction costs incurred through December 31, 2010.

Missouri Regulatory Proceedings

The following table summarizes pending requests for retail rate increases with the MPSC.

Rate Jurisdiction	File Date	Annual Revenue Increase	Return on Equity	Rate-Making Equity Ratio
		(millions)		
KCP&L - Missouri [a]	6/4/2010	$ 92.1 [b]	11.00% [b]	46.16% [b]
GMO - Missouri Public Service division [a]	6/4/2010	75.8 [c]	11.00% [c]	46.16% [c]
GMO - St. Joseph Light & Power division [a]	6/4/2010	22.1 [d]	11.00% [d]	46.16% [d]

[a] The request includes costs related to Iatan No. 2, a new coal-fired generation unit, upgrades to the transmission and distribution system to improve reliability and overall increased costs of service. For KCP&L, it also includes increased coal transportation costs due to the expiration in 2010 of the majority of KCP&L's current coal transportation contracts. Any authorized changes to retail rates are expected to be effective in May 2011 for KCP&L and June 2011 for GMO.

[b] The requested increase was adjusted by KCP&L in a February 22, 2011, filing with the MPSC to $55.8 million mainly due to lower fuel and purchased power costs, as there is no fuel recovery mechanism, and increased deferred income taxes from bonus depreciation. The lower fuel and purchased power costs were driven by more favorable coal transportation costs and lower actual 2010 fuel and purchased power costs than the amounts included in the June 4, 2010, initial request. The requested return on equity was adjusted by KCP&L to 10.75% and the rate-making equity ratio was adjusted to 46.286%.

[c] The requested increase was adjusted by GMO in a February 22, 2011, filing with the MPSC to $65.2 million as the net result of updates to the case. The requested return on equity was adjusted by GMO to 10.75% and the rate-making equity ratio was adjusted to 46.286%.

[d] The requested increase was adjusted by GMO in a February 22, 2011, filing with the MPSC to $23.2 million as the net result of updates to the case. The requested return on equity was adjusted by GMO to 10.75% and the rate-making equity ratio was adjusted to 46.286%.

In September 2010, GMO received an order from the MPSC approving construction accounting for the Iatan No. 2 project from the Iatan No. 2 in-service date to the effective date of new rates in the current rate case. The effect of the order is to defer GMO's share of Iatan No. 2 operating costs, depreciation expense and carrying costs (interest) offset by Iatan No. 2's system energy value to a regulatory asset rather than impacting the income statement until new rates are effective. KCP&L (Missouri jurisdiction only) was granted construction accounting as part of the Comprehensive Energy Plan.

In November 2010, the MPSC staff filed its construction audit and prudence review regarding construction expenditures through June 30, 2010, for Iatan No. 2 and the Iatan No. 1 environmental project. The MPSC staff recommended disallowances of approximately $130 million and $70 million of the total costs incurred through June 30, 2010, for Iatan No. 2 and the Iatan No. 1 environmental project, respectively, representing all audited expenditures above the associated December 2006 control budget estimates of approximately $1.685 billion and $377 million.

The MPSC staff also filed testimony in KCP&L's and GMO's rate cases in November 2010. The MPSC staff's testimony recommended a return on equity range of 8.5% to 9.5% and revenue increase/(decrease) ranges of approximately $(0.2) million to $14 million for KCP&L, approximately $0.9 million to $10.1 million for GMO's Missouri Public Service division, and approximately $28.8 million to $32.6 million for GMO's St. Joseph Light & Power division. On February 22, 2011, the MPSC Staff filed updated testimony recommending the same return on equity range of 8.5% to 9.5% and revenue increase ranges of approximately $2.2 million to $17.0 million for KCP&L, approximately $29,000 to $9.2 million for GMO's Missouri Public Service division, and approximately $14.9 million to $18.4 million for GMO's St. Joseph Light & Power division. The revenue recommendations reflect the MPSC staff's proposed construction cost disallowances of all audited expenditures as of October 31, 2010, above the control budget estimates, among other differences from KCP&L's and GMO's requests.

Hearings were held beginning in late January 2011 for KCP&L and ran through mid-February 2011 for GMO. The MPSC Staff will file reconciliations of the differences between its February 22, 2011, recommendations and KCP&L's and GMO's February 22, 2011, recommendations with hearings scheduled for March 3 – 4, 2011. New rates are expected to go into effect in May 2011 for KCP&L and June 2011 for GMO.


Form 10-K

SPP and NERC Audits

In November 2009, the Southwest Power Pool, Inc. (SPP) and the North American Electric Reliability Corporation (NERC) conducted scheduled audits of KCP&L and GMO regarding compliance with NERC reliability and critical infrastructure protection standards. KCP&L and GMO received the final audit report alleging violation of certain standards and management anticipates paying a penalty that will have an immaterial impact to cash flows and results of operations. The SPP also conducted a compliance inquiry regarding a transmission system outage that occurred in the St. Joseph, Missouri area in the summer of 2009. NERC is also investigating the circumstances surrounding this transmission system outage. The outcome of the outage inquiry cannot be predicted at this time.

Energy Efficiency

Great Plains Energy and KCP&L have implemented various energy efficiency programs. KCP&L also agreed in the Collaboration Agreement to pursue initiatives, including energy efficiency, designed to offset CO_2 emissions. The Companies currently recover energy efficiency program expenses on a deferred basis with no recovery mechanism for associated lost revenues. An MPSC rulemaking proceeding in Missouri to address recovery of and earnings on investments in energy efficiency programs is near completion with final rules expected to be effective in the second quarter of 2011. Great Plains Energy and KCP&L will evaluate alternatives for future energy efficiency programs under these new rules.

MPSC Regulatory Approval of the GMO Acquisition

Appeals of the MPSC order approving the GMO acquisition were filed with the Cole County, Missouri, Circuit Court, which affirmed the order in June 2009. That decision was appealed and the Missouri Court of Appeals, Western District, upheld the MPSC order in August 2010. The case was transferred to the Missouri Supreme Court in December 2010.

GMO Missouri 2007 Rate Case Appeal

Appeals of the May 2007 MPSC order approving an approximate $59 million increase in annual revenues were filed in July and August of 2007 with the Circuit Court of Cole County, Missouri, by the Office of Public Counsel, AG Processing, Sedalia Industrial Energy Users' Association and AARP seeking to set aside or remand the order of the MPSC. In February 2009, the Circuit Court affirmed the MPSC order. The Circuit Court's decision was affirmed by the Court of Appeals in August 2009. The case was transferred to the Missouri Supreme Court in August 2010. In December 2010, the Missouri Supreme Court re-transferred the case to the Court of Appeals, Western District, which re-adopted its opinion and re-affirmed the MPSC order on January 4, 2011. The Company does not currently expect any further action with respect to this matter.

Regulatory Assets and Liabilities

Great Plains Energy and KCP&L have recorded assets and liabilities on their consolidated balance sheets resulting from the effects of the ratemaking process, which would not otherwise be recorded if the Companies were not regulated. Regulatory assets represent incurred costs that are probable of recovery from future revenues. Regulatory liabilities represent future reductions in revenues or refunds to customers.

Management regularly assesses whether regulatory assets and liabilities are probable of future recovery or refund by considering factors such as decisions by the MPSC, KCC or FERC in KCP&L's and GMO's rate case filings; decisions in other regulatory proceedings, including decisions related to other companies that establish precedent on matters applicable to the Companies; and changes in laws and regulations. If recovery or refund of regulatory assets or liabilities is not approved by regulators or is no longer deemed probable, these regulatory assets or liabilities are recognized in the current period results of operations. The Companies' continued ability to meet the criteria for recording regulatory assets and liabilities may be affected in the future by restructuring and deregulation in the electric industry or changes in accounting rules. In the event that the criteria no longer applied to any or all of the Companies' operations, the related regulatory assets and liabilities would be written off unless an appropriate regulatory recovery mechanism is provided. Additionally, these factors could result in an impairment on utility plant assets.

Great Plains Energy's and KCP&L's regulatory assets and liabilities are detailed in the following tables.

December 31, 2010	KCP&L		GMO		Great Plains Energy
			(millions)		
Regulatory Assets					
Taxes recoverable through future rates	$ 117.2		$ 25.3		$ 142.5
Loss on reacquired debt	5.0	(a)	0.7	(a)	5.7
Cost of removal	8.5		-		8.5
Asset retirement obligations	27.5		12.8		40.3
Pension settlements	9.0	(b)	-		9.0
Pension and post-retirement costs	377.1	(c)	106.7	(c)	483.8
Deferred customer programs	44.7	(d)	15.6		60.3
Rate case expenses	12.3	(e)	3.3	(e)	15.6
Skill set realignment costs	4.8	(f)	-		4.8
Fuel adjustment clauses	8.4	(e)	37.1	(e)	45.5
Acquisition transition costs	29.3	(g)	22.5	(g)	51.8
St. Joseph Light & Power acquisition	-		2.6	(h)	2.6
Storm damage	-		3.2	(i)	3.2
Derivative instruments	-		3.1	(j)	3.1
Iatan No. 1 and Common facilities depreciation and carrying costs	15.1	(k)	4.3	(l)	19.4
Iatan No. 2 construction accounting costs	17.2	(l)	6.5	(l)	23.7
Other	3.5	(m)	0.7	(m)	4.2
Total	$ 679.6		$ 244.4		$ 924.0
Regulatory Liabilities					
Emission allowances	$ 85.9		$ 0.5		$ 86.4
Asset retirement obligations	44.9		-		44.9
Pension	-		37.1		37.1
Cost of removal	-		62.8	(n)	62.8
Other	10.5		16.5		27.0
Total	$ 141.3		$ 116.9		$ 258.2

(a) Amortized over the life of the related new debt issuances or the remaining lives of the old debt issuances if no new debt was issued.
(b) $5.0 million not included in rate base and amortized through 2012.
(c) Represents the funded status of the pension plans more than offset by related liabilities. Also represents financial and regulatory accounting method differences not included in rate base that will be eliminated over the life of the pension plans.
(d) $13.2 million not included in rate base and amortized over various periods.
(e) Not included in rate base and amortized over various periods.
(f) $2.8 million not included in rate base and amortized through 2017.

(g) Not included in rate base. The MPSC order provided for the deferral of transition costs to be amortized over a five-year period to the extent that synergy savings exceed transition cost amortization. The Company settled its first post-transaction rate cases and the settlement agreements did not address transition costs. The Company will continue to defer transition costs until amortization is ordered by the MPSC. KCC order approved the deferral of up to $10.0 million of transition costs to be amortized over a five-year period beginning with rates effective in December 2010.
(h) Not included in rate base and amortized through 2015.
(i) Not included in rate base and amortized through 2012.
(j) Represents the fair value of derivative instruments for commodity contracts. Settlements of the contracts are recognized in fuel expense and included in GMO's fuel adjustment clause (FAC).
(k) $11.6 million not included in rate base and under consideration in the pending Missouri rate case.
(l) Not included in rate base and under consideration in the pending Missouri rate cases.
(m) Certain insignificant items are not included in rate base and amortized over various periods.
(n) Estimated cumulative net provision for future removal costs.


Form 10-K

December 31, 2009	KCP&L	GMO	Great Plains Energy
Regulatory Assets		(millions)	
Taxes recoverable through future rates	$ 77.6	$ 22.9	$ 100.5
Loss on reacquired debt	5.3	0.3	5.6
Cost of removal	7.9	-	7.9
Asset retirement obligations	23.8	11.9	35.7
Pension settlements	13.5	-	13.5
Pension and post-retirement costs	395.0	84.5	479.5
Deferred customer programs	35.6	7.1	42.7
Rate case expenses	7.4	1.5	8.9
Skill set realignment costs	6.1	-	6.1
Fuel adjustment clauses	0.7	47.5	48.2
Acquisition transition costs	29.3	22.2	51.5
St. Joseph Light & Power acquisition	-	3.1	3.1
Storm damage	-	4.8	4.8
Derivative instruments	-	2.1	2.1
Iatan No. 1 and Common facilities depreciation and carrying costs	4.6	1.4	6.0
Other	5.3	0.8	6.1
Total	$ 612.1	$ 210.1	$ 822.2
Regulatory Liabilities			
Emission allowances	$ 86.2	$ 0.8	$ 87.0
Asset retirement obligations	33.4	-	33.4
Pension	-	34.0	34.0
Cost of removal	-	62.5	62.5
Other	7.3	13.6	20.9
Total	$ 126.9	$ 110.9	$ 237.8

7. GOODWILL AND INTANGIBLE ASSETS

Accounting rules require goodwill to be tested for impairment annually and when an event occurs indicating the possibility that an impairment exists. The annual impairment test for the $169.0 million of GMO acquisition goodwill was conducted on September 1, 2010. The goodwill impairment test is a two step process. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill, to identify potential impairment. If the carrying amount exceeds the fair value of the reporting unit, the second step of the test is performed, consisting of assignment of the reporting unit's fair value to its assets and liabilities to determine an implied fair value of goodwill, which is compared to the carrying amount of goodwill to determine the impairment loss, if any, to be recognized in the financial statements. Great Plains Energy's regulated electric utility operations are considered one reporting unit for assessment of impairment, as they are included within the same operating segment and have similar economic characteristics. The determination of fair value of the reporting unit consisted of two valuation techniques: an income approach consisting of a discounted cash flow analysis and a market approach consisting of a determination of reporting unit invested capital using market multiples derived from the historical revenue, EBITDA and net utility asset values and market prices of stock of electric and gas company regulated peers. The results of the two techniques were evaluated and weighted to determine a point within the range that management considered representative of fair value for the reporting unit. Fair value of the reporting unit exceeded the carrying amount, including goodwill; therefore, there was no impairment of goodwill.


Form 10-K

Great Plains Energy's and KCP&L's intangible assets are included in electric utility plant on the consolidated balance sheets and are detailed in the following table.

	December 31, 2010		December 31, 2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
		(millions)		
KCP&L				
Computer software	$ 168.2	$ (118.0)	$ 147.0	$ (106.3)
Transmission line	5.8	-	-	-
Great Plains Energy				
Computer software	$ 201.1	$ (137.3)	$ 170.8	$ (117.8)
Transmission line and upgrades	27.9	(4.4)	22.1	(3.7)
Organization start-up costs	0.1	-	0.1	-

Great Plains Energy's and KCP&L's amortization expense related to intangible assets is detailed in the following table.

	2010	2009
	(millions)	
Great Plains Energy	$ 13.1	$ 10.9
KCP&L	12.2	10.4

The following table provides the estimated amortization expense related to Great Plains Energy's and KCP&L's intangible assets for 2011 through 2015 for the intangible assets included in the consolidated balance sheets at December 31, 2010.

	2011	2012	2013	2014	2015
			(millions)		
Great Plains Energy	$ 12.7	$ 10.8	$ 8.4	$ 5.0	$ 2.9
KCP&L	11.9	10.0	7.6	4.3	2.3

8. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations associated with tangible long-lived assets are those for which a legal obligation exists under enacted laws, statutes and written or oral contracts, including obligations arising under the doctrine of promissory estoppel. These liabilities are recognized at estimated fair value as incurred and capitalized as part of the cost of the related long-lived assets and depreciated over their useful lives. Accretion of the liabilities due to the passage of time is recorded to a regulatory asset and/or liability. Changes in the estimated fair values of the liabilities are recognized when known.

KCP&L has AROs related to decommissioning Wolf Creek, site remediation of its Spearville Wind Energy Facilities, asbestos abatement and for removal of storage tanks, an ash pond and landfill. GMO has AROs related to asbestos abatement, an ash pond and landfill and removal of storage tanks and communication towers.

Management has identified an additional asbestos ARO. Certain wiring used in generating stations includes asbestos insulation, which would require special handling if disturbed. Due to the inability to reasonably estimate the quantities or the amount of disturbance that will be necessary during dismantlement at the end of the life of a plant, a fair value of the obligation cannot be reasonably estimated at this time. Management will continue to monitor the obligation and will recognize a liability in the period in which sufficient information becomes available to reasonably estimate its fair value.

The following table summarizes the change in Great Plains Energy's and KCP&L's AROs.

	Great Plains Energy		KCP&L	
	2010	**2009**	**2010**	**2009**
		(millions)		
Beginning balance	$ 132.6	$ 124.3	$ 119.8	$ 111.9
Additions	2.0	1.2	2.0	0.6
Revision in timing and/or estimates	-	(1.0)	-	-
Accretion	8.7	8.1	7.9	7.3
Ending balance	$ 143.3	$ 132.6	$ 129.7	$ 119.8

9. PENSION PLANS AND OTHER EMPLOYEE BENEFITS

Great Plains Energy maintains defined benefit pension plans for substantially all active and inactive employees, including officers, of KCP&L, GMO, and Wolf Creek Nuclear Operating Corporation (WCNOC) and incurs significant costs in providing the plans. Pension benefits under these plans reflect the employees' compensation, years of service and age at retirement.

KCP&L and GMO record pension expense in accordance with rate orders from the MPSC and KCC that allow the difference between pension costs under GAAP and pension costs for ratemaking to be recognized as a regulatory asset or liability. This difference between financial and regulatory accounting methods is due to timing and will be eliminated over the life of the pension plans.

In addition to providing pension benefits, Great Plains Energy provides certain post-retirement health care and life insurance benefits for substantially all retired employees of KCP&L, GMO, and WCNOC. The cost of post-retirement benefits charged to KCP&L and GMO are accrued during an employee's years of service and recovered through rates.

The following pension benefits tables provide information relating to the funded status of all defined benefit pension plans on an aggregate basis as well as the components of net periodic benefit costs. For financial reporting purposes, the market value of plan assets is the fair value. KCP&L uses a five-year smoothing of assets to determine fair value for regulatory reporting purposes. As a result of the GMO acquisition on July 14, 2008, the Company's 2008 pension and post-retirement expenses under GAAP increased $2.4 million and $1.1 million, respectively. The underfunded status of the pension and other post-retirement benefit plans transferred at the date of acquisition was $48.9 million. Net periodic benefit costs reflect total plan benefit costs prior to the effects of capitalization and sharing with joint-owners of power plants.

	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
Change in projected benefit obligation (PBO)	(millions)			
PBO at beginning of year	$ 836.3	$ 772.5	$ 148.9	$ 135.4
Service cost	30.3	29.1	3.8	4.1
Interest cost	49.3	47.3	8.8	8.3
Contribution by participants	-	-	5.6	5.3
Amendments	0.5	5.7	-	3.4
Actuarial (gain) loss	55.1	33.1	(12.5)	3.9
Benefits paid	(60.1)	(49.3)	(11.0)	(11.5)
Settlements	-	(2.1)	-	-
PBO at end of plan year	$ 911.4	$ 836.3	$ 143.6	$ 148.9
Change in plan assets				
Fair value of plan assets at beginning of year	$ 488.2	$ 418.7	$ 52.0	$ 38.9
Actual return on plan assets	62.7	75.1	0.5	0.7
Contributions by employer and participants	64.5	42.1	23.9	22.0
Benefits paid	(57.8)	(47.7)	(10.6)	(9.6)
Fair value of plan assets at end of plan year	$ 557.6	$ 488.2	$ 65.8	$ 52.0
Funded status at end of year	$ (353.8)	$ (348.1)	$ (77.8)	$ (96.9)
Amounts recognized in the consolidated balance sheets				
Current pension and other post-retirement liability	$ (3.1)	$ (3.7)	$ (1.0)	$ (0.9)
Noncurrent pension liability and other post-retirement liability	(350.7)	(344.4)	(76.8)	(96.0)
Net amount recognized before regulatory treatment	(353.8)	(348.1)	(77.8)	(96.9)
Accumulated OCI or regulatory asset/liability	403.2	386.2	54.8	74.0
Net amount recognized at December 31	$ 49.4	$ 38.1	$ (23.0)	$ (22.9)
Amounts in accumulated OCI or regulatory asset/liability not yet recognized as a component of net periodic cost:				
Actuarial loss	$ 219.5	$ 227.8	$ 8.5	$ 19.3
Prior service cost	15.3	19.4	44.1	51.3
Transition obligation	-	0.1	3.0	4.3
Other	168.4	138.9	(0.8)	(0.9)
Net amount recognized at December 31	$ 403.2	$ 386.2	$ 54.8	$ 74.0

	Pension Benefits			Other Benefits		
	2010	2009	2008	2010	2009	2008
Components of net periodic benefit costs			(millions)			
Service cost	$ 30.3	$ 29.1	$ 20.8	$ 3.8	$ 4.1	$ 1.7
Interest cost	49.3	47.3	37.6	8.8	8.3	5.7
Expected return on plan assets	(36.6)	(32.4)	(38.6)	(2.1)	(1.6)	(1.0)
Prior service cost	4.6	4.2	4.2	7.2	6.9	2.7
Recognized net actuarial (gain) loss	37.4	36.3	32.3	(0.1)	(0.4)	0.6
Transition obligation	0.1	0.1	0.1	1.3	1.3	1.2
Settlement charges	-	0.1	-	-	-	-
Net periodic benefit costs before regulatory adjustment	85.1	84.7	56.4	18.9	18.6	10.9
Regulatory adjustment	(32.3)	(28.4)	(3.5)	-	(0.3)	-
Net periodic benefit costs	52.8	56.3	52.9	18.9	18.3	10.9
Other changes in plan assets and benefit obligations recognized in OCI or regulatory assets/liabilities [(a)]						
Current year net (gain) loss	29.1	(9.2)	227.1	(10.9)	(0.2)	6.0
Amortization of gain (loss)	(37.4)	(36.3)	(39.9)	0.1	0.4	(0.7)
Prior service cost	0.5	5.7	-	-	24.8	18.7
Amortization of prior service cost	(4.6)	(4.2)	(5.2)	(7.2)	(6.9)	(3.4)
Transition obligation	-	-	-	-	1.2	-
Amortization of transition obligation	(0.1)	(0.1)	-	(1.3)	(1.3)	(1.4)
Other regulatory activity	29.5	10.1	52.8	0.1	(3.1)	2.1
Total recognized in OCI or regulatory asset/liability	17.0	(34.0)	234.8	(19.2)	14.9	21.3
Total recognized in net periodic benefit costs and OCI or regulatory asset/liability	$ 69.8	$ 22.3	$ 287.7	$ (0.3)	$ 33.2	$ 32.2

[(a)] 2008 includes the effect of the remeasurement adjustment

For financial reporting purposes, the estimated prior service cost, net loss and transition costs for the defined benefit plans that will be amortized from accumulated OCI or a regulatory asset into net periodic benefit cost in 2011 are $4.5 million, $38.5 million and $0.1 million, respectively. For financial reporting purposes, net actuarial gains and losses are recognized on a rolling five-year average basis. For regulatory reporting purposes, net actuarial gains and losses are amortized over ten years. The estimated prior service cost, net gain and transition costs for the other post-retirement benefit plans that will be amortized from accumulated OCI or a regulatory asset into net periodic benefit cost in 2011 are $7.2 million, $(1.0) million and $1.3 million, respectively.

The accumulated benefit obligation (ABO) for all defined benefit pension plans was $808.8 million and $741.4 million at December 31, 2010 and 2009, respectively. The PBO, ABO and the fair value of plan assets at plan year-end are aggregated by funded and under funded plans in the following table.

	2010	2009
Pension plans with the ABO in excess of plan assets	(millions)	
Projected benefit obligation	$ 911.4	$ 836.3
Accumulated benefit obligation	808.8	741.4
Fair value of plan assets	557.6	488.2
Pension plans with plan assets in excess of the ABO		
Projected benefit obligation	$ -	$ -
Accumulated benefit obligation	-	-
Fair value of plan assets	-	-

The GMO SERP is reflected as an unfunded ABO of $21.1 million. The Company has segregated approximately $21.5 million of assets for this plan as of December 31, 2010, and expects to fund future benefit payments from these assets.

The expected long-term rate of return on plan assets represents the Company's estimate of the long-term return on plan assets and is based on historical and projected rates of return for current and planned asset classes in the plans' investment portfolios. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns of various asset classes. Based on the target asset allocation for each asset class, the overall expected rate of return for the portfolios was developed and adjusted for the effect of projected benefits paid from plan assets and future plan contributions. The following tables provide the weighted-average assumptions used to determine benefit obligations and net costs.

Weighted average assumptions used to determine	Pension Benefits		Other Benefits	
the benefit obligation at plan year-end	2010	2009	2010	2009
Discount rate	5.54%	5.92%	5.50%	5.87%
Rate of compensation increase	4.08%	4.26%	4.06%	4.25%

Weighted average assumptions used to determine	Pension Benefits		Other Benefits	
net costs for years ended at December 31	2010	2009	2010	2009
Discount rate	5.92%	6.11%	5.87%	6.10%
Expected long-term return on plan assets	8.00%	8.00%	4.25% *	4.00% *
Rate of compensation increase	4.26%	4.27%	4.25%	4.25%

* after tax

For pension benefits, the Company's 2011 projected weighted average long-term rate of return on plan assets is 7.3%, a 0.7% decrease from 2010. The reduction in the rate of return is expected to increase 2011 GAAP pension expense approximately $4 million.

The Company expects to contribute $104.6 million to the pension plans in 2011 to meet Employee Retirement Income Security Act of 1974 (ERISA) funding requirements and regulatory orders, the majority of which is expected to be paid by KCP&L. The Company's funding policy is to contribute amounts sufficient to meet the ERISA funding requirements and MPSC and KCC rate orders plus additional amounts as considered appropriate; therefore, actual contributions may differ from expected contributions. The Company also expects to contribute $15.8 million to other post-retirement benefit plans in 2011, the majority of which is expected to be paid by KCP&L.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid through 2020.

	Pension Benefits	Other Benefits
	(millions)	
2011	$ 71.4	$ 8.4
2012	66.9	8.3
2013	66.2	8.4
2014	65.3	8.6
2015	67.9	8.6
2016-2020	370.0	47.7

Pension plan assets are managed in accordance with "prudent investor" guidelines contained in the ERISA requirements. The investment strategy supports the objective of the fund, which is to earn the highest possible return on plan assets within a reasonable and prudent level of risk. The portfolios are invested, and periodically rebalanced, to achieve targeted allocations of approximately 28% U.S. large cap and small cap equity securities, 22% international equity securities, 37% fixed income securities, 7% real estate and 6% commodities. Fixed income securities include domestic and foreign corporate bonds, collateralized mortgage obligations and asset-backed securities, U.S. government agency, state and local obligations, U.S. treasury notes and money market funds.

The fair values of the Company's pension plan assets at December 31, 2010 and 2009, by asset category are in the following tables.


Form 10-K

		Fair Value Measurements Using		
Description	**December 31 2010**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
		(millions)		
Pension Plans				
Equity securities				
U.S. [a]	$ 158.5	$ 90.5	$ 68.0	$ -
International [b]	122.4	39.4	83.0	-
Limited partnerships	0.1	-	-	0.1
Real estate [c]	30.3	-	-	30.3
Commodities [d]	37.0	-	37.0	-
Fixed income securities				
Fixed income funds [e]	148.7	23.0	125.7	-
U.S. Treasury notes	1.8	1.8	-	-
U.S. Agency, state and local obligations	14.8	-	14.8	-
U.S. corporate bonds [f]	24.2	-	24.2	-
Foreign corporate bonds	1.5	-	1.5	-
Hedge funds [g]	8.4	-	-	8.4
Total	$ 547.7	$ 154.7	$ 354.2	$ 38.8
Cash equivalents - money market funds	9.9			
Total Pension Plans	$ 557.6			

Description	December 31 2009	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(millions)		
Pension Plans				
Equity securities				
U.S. [a]	$ 188.8	$ 102.9	$ 85.9	$ -
International [b]	75.2	18.4	56.8	-
Limited partnerships	0.1	-	-	0.1
Real estate [c]	26.8	-	-	26.8
Commodities [d]	17.6	-	17.6	-
Fixed income securities				
Fixed income funds [e]	117.9	3.0	114.9	-
U.S. Treasury notes	1.3	1.3	-	-
U.S. Agency, state and local obligations	18.7	-	18.7	-
U.S. corporate bonds [f]	25.5	0.9	24.6	-
Foreign corporate bonds	1.2	-	1.2	-
Hedge fund	2.4	-	-	2.4
Total	$ 475.5	$ 126.5	$ 319.7	$ 29.3
Cash equivalents - money market funds	12.7			
Total Pension Plans	$ 488.2			

[a] At December 31, 2010 and 2009, this category is comprised of $90.5 million and $102.9 million, respectively, of traded mutual funds valued at daily listed prices and $68.0 million and $85.9 million, respectively, of institutional common/collective trust funds valued at daily Net Asset Values (NAV) per share.

[b] At December 31, 2010 and 2009, this category is comprised of $39.4 million and $18.4 million, respectively, of traded mutual funds valued at daily listed prices and $83.0 million and $56.8 million, respectively, of institutional common/collective trust funds valued at daily NAV per share.

[c] This category is comprised of institutional common/collective trust funds and a limited partnership valued at NAV on a quarterly basis.

[d] This category is comprised of institutional common/collective trust funds valued at daily NAV per share.

[e] At December 31, 2010 and 2009, this category is comprised of $23.0 million and $3.0 million, respectively, of traded mutual funds valued at daily listed prices and $125.7 million and $114.9 million, respectively, of institutional common/collective trust funds valued at daily NAV per share.

[f] At December 31, 2010 and 2009, this category is comprised of $13.9 million and $13.0 million, respectively, of corporate bonds, $8.0 million and $9.3 million, respectively, of collateralized mortgage obligations and $2.3 million and $3.2 million, respectively, of other asset-backed securities.

[g] This category is comprised of closely-held limited partnerships valued at NAV on a quarterly basis.

The following tables reconcile the beginning and ending balances for all level 3 pension plan assets measured at fair value on a recurring basis for 2010 and 2009.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Description	Real Estate	Hedge Fund	Limited Partnerships	Total
		(millions)		
Balance January 1, 2010	$ 26.8	$ 2.4	$ 0.1	$ 29.3
Actual return on plan assets				
Relating to assets still held	2.5	(0.2)	-	2.3
Relating to assets sold	-	(0.7)	-	(0.7)
Purchase, issuances, and settlements	1.0	6.9	-	7.9
Transfers in and/or out of Level 3	-	-	-	-
Balance December 31, 2010	$ 30.3	$ 8.4	$ 0.1	$ 38.8

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Description	Real Estate	Hedge Fund	Limited Partnerships	Total
		(millions)		
Balance January 1, 2009	$ 36.9	$ 6.6	$ 0.5	$ 44.0
Actual return on plan assets				
Relating to assets still held	(10.2)	0.1	0.2	(9.9)
Relating to assets sold	0.1	(1.3)	-	(1.2)
Purchase, issuances, and settlements	-	(3.0)	(0.6)	(3.6)
Transfers in and/or out of Level 3	-	-	-	-
Balance December 31, 2009	$ 26.8	$ 2.4	$ 0.1	$ 29.3

Other post-retirement plan assets are also managed in accordance with "prudent investor" guidelines contained in the ERISA requirements. The investment strategy supports the objective of the funds, which is to preserve capital, maintain sufficient liquidity and earn a consistent rate of return. Other post-retirement plan assets are invested entirely in fixed income securities which may include domestic and foreign corporate bonds, collateralized mortgage obligations and asset-backed securities, U.S. government agency, state and local obligations, U.S. Treasury notes and money market funds.

The fair values of the Company's other post-retirement plan assets at December 31, 2010 and 2009, by asset category are in the following tables.

Description	December 31 2010	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(millions)		
Other Post-Retirement Benefit Plans				
Fixed income				
U.S. Treasury	$ 12.1	$ 12.1	$ -	$ -
U.S. Agency	21.7	-	21.7	-
State and local obligations	0.5	-	0.5	-
Corporate bonds [(a)]	11.4	-	11.4	-
Foreign corporate bonds	1.0	-	1.0	-
Mutual funds	0.1	0.1	-	-
Total	$ 46.8	$ 12.2	$ 34.6	$ -
Cash and cash equivalents - money market funds	19.0			
Total Other Post-Retirement Benefit Plans	$ 65.8			

[(a)] This category is comprised of $9.2 million of corporate bonds, $0.9 million of collateralized mortgage obligations and $1.3 million of other asset-backed securities.

Description	December 31 2009	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(millions)		
Other Post-Retirement Benefit Plans				
Fixed income				
U.S. Treasury	$ 0.8	$ 0.8	$ -	$ -
U.S. Agency	0.6	-	0.6	-
Corporate bonds	1.0	-	1.0	-
Mutual funds	0.1	0.1	-	-
Total	$ 2.5	$ 0.9	$ 1.6	$ -
Cash and cash equivalents - money market funds	49.5			
Total Other Post-Retirement Benefit Plans	$ 52.0			

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The cost trend assumed for 2010 and 2011 was 8.0%, with the rate declining through 2018 to the ultimate cost trend rate of 5%. The health care plan requires retirees to make monthly contributions on behalf of themselves and their dependents in an amount determined by the Company.

The effects of a one-percentage point change in the assumed health care cost trend rates, holding all other assumptions constant, at December 31, 2010, are detailed in the following table. The results reflect the increase in the Medicare Part D employer subsidy which is assumed to increase with the medical trend and employer caps on post-65 plans.

	Increase	Decrease
	(millions)	
Effect on total service and interest component	$ 0.2	$ (0.3)
Effect on post-retirement benefit obligation	2.2	(2.1)

Employee Savings Plans

Great Plains Energy has defined contribution savings plans (401(k)) that cover substantially all employees. Great Plains Energy matches employee contributions, subject to limits. The annual cost of the plans was approximately $8.9 million, $8.8 million and $6.9 million in 2010, 2009 and 2008, respectively. KCP&L's annual cost of the plans was approximately $6.5 million, $6.5 million and $5.8 million in 2010, 2009, and 2008, respectively.

10. EQUITY COMPENSATION

Great Plains Energy's Long-Term Incentive Plan is an equity compensation plan approved by Great Plains Energy's shareholders. The Long-Term Incentive Plan permits the grant of restricted stock, stock options, limited stock appreciation rights, director shares, director deferred share units and performance shares to directors, officers and other employees of Great Plains Energy and KCP&L. The maximum number of shares of Great Plains Energy common stock that can be issued under the plan is 5.0 million. Common stock shares delivered by Great Plains Energy under the Long-Term Incentive Plan may be authorized but unissued, held in the treasury or purchased on the open market (including private purchases) in accordance with applicable securities laws. Great Plains Energy has a policy of delivering newly issued shares, or shares surrendered by Long-Term Incentive Plan participants on account of withholding taxes and held in treasury, or both, and does not expect to repurchase common shares during 2011 to satisfy performance share payments, stock option exercises and director deferred share unit conversion. Forfeiture rates are based on historical forfeitures and future expectations and are reevaluated annually.

The following table summarizes Great Plains Energy's and KCP&L's equity compensation expense and associated income tax benefits.

	2010	2009	2008
Great Plains Energy		(millions)	
Compensation expense	$ 4.3	$ 6.3	$ 9.0
Income tax benefits	1.0	1.6	2.7
KCP&L			
Compensation expense	3.0	4.3	5.5
Income tax benefits	0.5	0.8	2.0

Performance Shares
The payment of performance shares is contingent upon achievement of specific performance goals over a stated period of time as approved by the Compensation and Development Committee of Great Plains Energy's Board of Directors. The number of performance shares ultimately paid can vary from the number of shares initially granted depending on Great Plains Energy's performance over stated performance periods and Great Plains Energy's stock price following the end of the performance period as compared to the stock price on the grant date. Compensation expense for performance shares issued subsequent to the amendment discussed below is calculated by taking the change in fair value between reporting periods for the portion for which the requisite service has been rendered. Dividends are accrued over the vesting period and paid in cash based on the number of performance shares ultimately paid.

The fair value of performance share awards is estimated using a Monte Carlo simulation technique that uses the closing stock price at the valuation date and incorporates assumptions for inputs of expected volatilities, dividend yield and risk-free rates. Expected volatility is based on daily stock price change during a historical period commensurate with the remaining term of the performance period of the grant. The risk-free rate is based upon the rate at the time of the evaluation for zero-coupon government bonds with a maturity consistent with the remaining performance period of the grant. The dividend yield is based on the most recent dividends paid and the actual closing stock price on the valuation date. For shares granted in 2010, inputs for expected volatility, dividend yield and risk-free rates were 31%, 4.65%, and 1.2%, respectively.

Performance share activity for 2010 is summarized in the following table. Performance adjustment represents the number of shares of common stock related to performance shares ultimately issued that can vary from the number of performance shares initially granted depending on Great Plains Energy's performance over stated performance periods and Great Plains Energy's stock price following the end of the performance period as compared to the stock price on the grant date.

	Performance Shares	Grant Date Fair Value*
Beginning balance	294,641	$ 13.62
Performance adjustment	(21,674)	
Granted	231,598	23.37
Earned	(8,433)	10.87
Forfeited	(64,348)	20.54
Ending balance	431,784	18.01

* weighted-average

At December 31, 2010, the remaining weighted-average contractual term was 1.3 years. The weighted-average grant-date fair value of shares granted was $23.37, $15.04 and $26.22 in 2010, 2009 and 2008, respectively. At December 31, 2010, there was $2.5 million of total unrecognized compensation expense, net of forfeiture rates, related to performance shares granted under the Long-Term Incentive Plan, which will be recognized over the remaining weighted-average contractual term. The total fair value of performance shares earned and paid in 2010 was insignificant. There were no performance shares earned and paid during 2009. The fair value of common stock issued related to performance shares earned and paid during 2008 was $1.6 million.

Amendment to Performance Shares
In May 2009, the independent members of the Board approved amendments to certain outstanding performance share agreements (Original Agreements) for the 2007-2009 and 2008-2010 performance periods. The Original Agreements, as amended, are referred to as the Amended Agreements. Due to changes in economic and financial market conditions since the Original Agreements were entered into, the Compensation and Development Committee (Committee) and Board determined that the Original Agreements no longer provided meaningful incentives.

The Original Agreements granted performance shares based on a single performance metric – the Company's total shareholder return (TSR) as compared to the Edison Electric Institute TSR index for electric utility companies over the relevant performance periods. The Amended Agreements provide for a combination of performance shares and time-based restricted stock. In calculating the number of performance shares and restricted stock under the Amended Agreements, the value of the performance shares granted under the Original Agreements (determined as of the date of the original awards) was first reduced by two-thirds (for the 2007-2009 performance awards) and one-third (for the 2008-2010 performance awards). The resulting amounts were then divided by the fair market value (as defined in the Long-Term Incentive Plan) of Great Plains Energy stock on the amendment date to arrive at a number of shares, which was then divided equally between performance shares and restricted stock. The two equally weighted performance share award metrics under the Amended Agreements are funds from operations as a percentage of total adjusted debt and EPS, with the number of shares of common stock ultimately issued varying depending on Great Plains Energy's performance over stated performance periods.


Form 10-K

The performance shares under the Amended Agreements will be re-measured at fair value each reporting period, with compensation cost to be recorded at the greater of the grant-date fair value of the Original Agreements or the fair value of the Amended Agreements for the portion for which the requisite service has been rendered. The amendment resulted in an insignificant amount of incremental compensation cost for Great Plains Energy and KCP&L.

Restricted Stock

Restricted stock cannot be sold or otherwise transferred by the recipient prior to vesting and has a value equal to the fair market value of the shares on the issue date. Restricted stock shares vest over a stated period of time with accruing reinvested dividends subject to the same restrictions. Compensation expense, calculated by multiplying shares by the grant-date fair value related to restricted stock, is recognized over the stated vesting period. Restricted stock activity for 2010 is summarized in the following table.

	Nonvested Restricted Stock	Grant Date Fair Value*
Beginning balance	612,587	$ 20.24
Granted and issued	130,137	17.80
Vested	(291,787)	25.00
Forfeited	(44,280)	17.99
Ending balance	406,657	16.23

* weighted-average

At December 31, 2010, the remaining weighted-average contractual term was 1.2 years. The weighted-average grant-date fair value of shares granted was $17.80, $14.36, and $26.09 during 2010, 2009 and 2008, respectively. At December 31, 2010, there was $2.8 million of total unrecognized compensation expense, net of forfeiture rates, related to nonvested restricted stock granted under the Long-Term Incentive Plan, which will be recognized over the remaining weighted-average contractual term. The total fair value of shares vested was $7.3 million, $5.4 million, and $2.2 million in 2010, 2009 and 2008, respectively.

Stock Options

Granted Under Long-Term Incentive Plan

Stock options were granted under the plan during 2001-2003 at market value of the shares on the grant date. The options vested three years after the grant date and expire in ten years if not exercised. The fair value for the stock options was estimated at the date of grant using the Black-Scholes option-pricing model. Compensation expense and accrued dividends related to stock options were recognized over the stated vesting period.

GMO Acquisition
GMO stock options outstanding on the July 14, 2008, acquisition date of GMO, were converted to Great Plains Energy stock options upon acquisition.

Stock option activity under all plans for 2010 is summarized in the following table. All stock options are fully vested at December 31, 2010.

Stock Options	Shares	Exercise Price*
Beginning balance	244,610	$ 36.73
Exercised	(917)	9.21
Forfeited or expired	(44,912)	55.97
Outstanding and exercisable at December 31, 2010	198,781	32.51

* weighted-average

The weighted-average grant-date fair value of options exercised for 2010 and 2009 was $9.21 and $11.53, respectively. The aggregate intrinsic value and cash received for options exercised in 2010 and 2009 was insignificant. At December 31, 2010, there were no in the money outstanding and exercisable options. The following table summarizes all outstanding and exercisable stock options as of December 31, 2010.

Outstanding and Exercisable Options

Exercise Price Range	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price
$23.91 - $27.73	189,852	1.0	$ 24.44
$181.11	3,998	0.1	181.11
$221.82 - $251.86	4,931	0.3	222.48
Total	198,781	0.9	32.51

Director Deferred Share Units
Non-employee directors receive shares of Great Plains Energy's common stock as part of their annual retainer. Each director may elect to defer receipt of their shares until the end of January in the year after they leave the Board. Director Deferred Share Units have a value equal to the market value of Great Plains Energy's common stock on the grant date with accruing dividends. Compensation expense, calculated by multiplying the director deferred share units by the related grant-date fair value, is recognized at the grant date. The total fair value of shares of Director Deferred Share Units issued was insignificant for 2010 and 2009. Director Deferred Share Units activity for 2010 is summarized in the following table.

	Share Units	Grant Date Fair Value*
Beginning balance	21,443	$ 22.36
Issued	17,620	17.21
Ending balance	39,063	20.04

* weighted-average

11. SHORT-TERM BORROWINGS AND SHORT-TERM BANK LINES OF CREDIT

Great Plains Energy's $200 Million Revolving Credit Facility

Great Plains Energy's $200 million revolving credit facility with a group of banks expires in August 2013. The facility's terms permit transfers of unused commitments between this facility and the KCP&L and GMO facilities discussed below, with the total amount of the facility not exceeding $400 million at any one time. A default by Great Plains Energy or any of its significant subsidiaries on other indebtedness totaling more than $50.0 million is a default under the facility. Under the terms of this facility, Great Plains Energy is required to maintain a consolidated indebtedness to consolidated capitalization ratio, as defined in the facility, not greater than 0.65 to 1.00 at all times. At December 31, 2010, Great Plains Energy was in compliance with this covenant. At December 31, 2010, Great Plains Energy had $9.5 million of outstanding cash borrowings with a weighted-average interest rate of 3.06% and had issued letters of credit totaling $15.8 million under the credit facility. At December 31, 2009, Great Plains Energy had $20.0 million of outstanding cash borrowings with a weighted-average interest rate of 0.68% and had issued letters of credit totaling $25.4 million under the credit facility.

KCP&L's $600 Million Revolving Credit Facility and Commercial Paper

KCP&L's $600 million revolving credit facility with a group of banks to provide support for its issuance of commercial paper and other general corporate purposes expires in August 2013. Great Plains Energy and KCP&L may transfer up to $200 million of unused commitments between Great Plains Energy's and KCP&L's facilities. A default by KCP&L on other indebtedness totaling more than $50.0 million is a default under the facility. Under the terms of this facility, KCP&L is required to maintain a consolidated indebtedness to consolidated capitalization ratio, as defined in the facility, not greater than 0.65 to 1.00 at all times. At December 31, 2010, KCP&L was in compliance with this covenant. At December 31, 2010, KCP&L had $263.5 million of commercial paper outstanding, at a weighted-average interest rate of 0.41%, $24.4 million of letters of credit outstanding and no outstanding cash borrowings under the facility. At December 31, 2009, KCP&L had $186.6 million of commercial paper outstanding, at a weighted-average interest rate of 0.58%, $20.9 million of letters of credit outstanding and no outstanding cash borrowings under the facility.

GMO's $450 Million Revolving Credit Facility

GMO's $450 million revolving credit facility with a group of banks expires in August 2013. Great Plains Energy and GMO may transfer up to $200 million of unused commitments between Great Plains Energy's and GMO's facilities. A default by GMO, Great Plains Energy or any of its significant subsidiaries on other indebtedness totaling more than $50.0 million is a default under the facility. Under the terms of this facility, GMO is required to maintain a consolidated indebtedness to consolidated capitalization ratio, as defined in the facility, not greater than 0.65 to 1.00 at all times. At December 31, 2010, GMO was in compliance with this covenant. At December 31, 2010, GMO had no outstanding cash borrowings and had issued letters of credit totaling $13.2 million under the credit facility. At December 31, 2009, GMO had $232.0 million of outstanding cash borrowings with a weighted-average interest rate of 1.50%, and had issued letters of credit totaling $13.2 million under the credit facility.

12. LONG-TERM DEBT

Great Plains Energy's and KCP&L's long-term debt is detailed in the following table.

	Year Due	December 31 2010	December 31 2009
KCP&L		(millions)	
General Mortgage Bonds			
4.90%* EIRR bonds	2012-2035	$ 158.8	$ 158.8
7.15% Series 2009A (8.59% rate**)	2019	400.0	400.0
4.65% EIRR Series 2005	2035	50.0	50.0
5.125% EIRR Series 2007A-1	2035	63.3	63.3
2.625% EIRR Series 2007A-2	2035	10.0	10.0
5.375% EIRR Series 2007B	2035	73.2	73.2
Senior Notes			
6.50% Series	2011	150.0	150.0
5.85% Series (5.72% rate**)	2017	250.0	250.0
6.375% Series (7.49% rate**)	2018	350.0	350.0
6.05% Series (5.78% rate**)	2035	250.0	250.0
EIRR Bonds			
4.90% Series 2008	2038	23.4	23.4
Other	2011-2018	3.3	3.5
Current maturities		(150.3)	(0.2)
Unamortized discount		(2.0)	(2.1)
Total KCP&L		1,629.7	1,779.9
Other Great Plains Energy			
GMO First Mortgage Bonds			
9.44% Series	2011-2021	12.4	13.5
GMO Pollution Control Bonds			
5.85% SJLP Pollution Control	2013	5.6	5.6
0.298%*** Wamego Series 1996	2026	7.3	7.3
0.650%*** State Environmental 1993	2028	5.0	5.0
GMO Senior Notes			
7.95% Series	2011	137.3	137.3
7.75% Series	2011	197.0	197.0
11.875% Series	2012	500.0	500.0
8.27% Series	2021	80.9	80.9
Fair Value Adjustment		49.9	84.5
GMO Medium Term Notes			
7.16% Series	2013	6.0	6.0
7.33% Series	2023	3.0	3.0
7.17% Series	2023	7.0	7.0
Great Plains Energy 2.75% Senior Notes (3.67% rate**)	2013	250.0	-
Great Plains Energy 6.875% Senior Notes (7.33% rate**)	2017	100.0	100.0
Great Plains Energy 10.00% Equity Units Subordinated Notes	2042	287.5	287.5
Current maturities		(335.4)	(1.1)
Unamortized discount		(0.5)	(0.4)
Total Great Plains Energy excluding current maturities		$ 2,942.7	$ 3,213.0

* Weighted-average interest rates at December 31, 2010

** Rate after amortizing gains/losses recognized in OCI on settlements of interest rate hedging instruments

*** Variable rate


Form 10-K


Form 10-K

Amortization of Debt Expense

Great Plains Energy's and KCP&L's amortization of debt expense is detailed in the following table.

	2010	2009	2008
		(millions)	
KCP&L	$ 2.8	$ 2.0	$ 1.6
Other Great Plains Energy	3.6	2.4	1.0
Total Great Plains Energy	$ 6.4	$ 4.4	$ 2.6

KCP&L General Mortgage Bonds and EIRR Bonds

KCP&L has issued mortgage bonds under the General Mortgage Indenture and Deed of Trust dated December 1, 1986, as supplemented (Indenture). The Indenture creates a mortgage lien on substantially all of KCP&L's utility plant. Mortgage bonds totaling $755.3 million were outstanding at December 31, 2010 and 2009.

In March 2010, KCP&L remarketed its 5.00% EIRR Series 2007A-2 general mortgage bonds maturing in 2035 totaling $10.0 million to a new fixed rate of 2.625% from April 1, 2010, through March 31, 2011.

KCP&L Municipal Bond Insurance Policies

KCP&L's EIRR Bonds Series 2007A-1, 2007A-2 and 2007B totaling $146.5 million are covered by a municipal bond insurance policy issued by Financial Guaranty Insurance Company (FGIC). The insurance agreement between KCP&L and FGIC provides for reimbursement by KCP&L for any amounts that FGIC pays under the municipal bond insurance policy. The policy also restricts the amount of secured debt KCP&L may issue. Because KCP&L issued debt secured by liens not permitted by the agreement or resulting in the aggregate amount of outstanding general mortgage bonds exceeding 10% of total capitalization, KCP&L was required to issue and deliver collateral to FGIC, in the form of first mortgage bonds, equal in principal amount to the principal amount of the EIRR Bonds Series 2007A-1, 2007A-2 and 2007B then outstanding. In 2009, KCP&L issued $146.5 million of Mortgage Bonds Series 2007 EIRR Insurer due 2035 to FGIC. The bonds are not incremental debt for KCP&L but collateralize FGIC's claim on KCP&L if FGIC was required to meet its obligation under the insurance agreement.

KCP&L's secured 1992 Series EIRR bonds totaling $31.0 million, secured Series 1993A and 1993B EIRR bonds totaling $79.5 million, and secured and unsecured EIRR Bonds Series 2005 totaling $35.9 million and $50.0 million, respectively, are covered by a municipal bond insurance policy between KCP&L and Syncora Guarantee, Inc. (Syncora). The insurance agreements between KCP&L and Syncora provide for reimbursement by KCP&L for any amounts that Syncora pays under the municipal bond insurance policies. The insurance agreements contain a covenant that the indebtedness to total capitalization ratio of KCP&L and its consolidated subsidiaries will not be greater than 0.68 to 1.00. At December 31, 2010, KCP&L was in compliance with this covenant. KCP&L is also restricted from issuing additional bonds under its General Mortgage Indenture if, after giving effect to such additional bonds, the proportion of secured debt to total indebtedness would be more than 75%, or more than 50% if the long term rating for such bonds by Standard & Poor's or Moody's Investors Service would be at or below A- or A3, respectively. The insurance agreement covering the unsecured EIRR Bond Series 2005 also required KCP&L to provide collateral to Syncora in the form of $50.0 million of Mortgage Bonds Series 2005 EIRR Insurer due 2035 for KCP&L's obligations under the insurance agreement as a result of KCP&L issuing general mortgage bonds in 2009 (other than refunding of outstanding general mortgage bonds) resulting in the aggregate amount of outstanding general mortgage bonds exceeding 10% of total capitalization. The bonds are not incremental debt for KCP&L but collateralize Syncora's claim on KCP&L if Syncora was required to meet its obligation under the insurance agreement. In the event of a default under the insurance agreements, Syncora may take any available legal or equitable action against KCP&L, including seeking specific performance of the covenants.

GMO First Mortgage Bonds
GMO has issued mortgage bonds under the General Mortgage Indenture and Deed of Trust dated April 1, 1946, as supplemented. The Indenture creates a mortgage lien on substantially all of GMO's St. Joseph Light & Power division utility plant. Mortgage bonds totaling $12.4 million and $13.5 million, respectively, were outstanding at December 31, 2010 and 2009.

GMO Senior Notes
The fair value adjustment for GMO represents the $133.3 million purchase accounting adjustment to record GMO's debt related to the 11.875% series and 7.75% series Senior Notes that are not fully reflected in electric retail rates as of the July 14, 2008, acquisition date, at estimated fair value, with the offset recorded to goodwill. The fair value adjustment is being amortized as a reduction to interest expense over the remaining life of the individual debt issues. Amortization for 2010, 2009 and 2008 was $34.6 million, $33.0 million and $15.8 million, respectively. Amortization for 2011 and 2012 is estimated at $33.8 million and $16.1 million, respectively.


Form 10-K

Great Plains Energy 2.75% Senior Notes
In August 2010, Great Plains Energy issued $250.0 million of 2.75% unsecured Senior Notes, maturing in 2013. As a result of amortizing the loss recognized in Other Comprehensive Income (OCI) on Great Plains Energy's Forward Starting Swaps (FSS), the effective interest rate is 3.67%.

Great Plains Energy 10.00% Equity Units Subordinated Notes
In May 2009, Great Plains Energy issued $287.5 million of Equity Units. Equity Units, each with a stated amount of $50, initially consist of a 5% undivided beneficial interest in $1,000 principal amount of 10.00% subordinated notes due June 15, 2042, and a purchase contract requiring the holder to purchase the Company's common stock by June 15, 2012 (the settlement date). Each purchase contract obligates the holder of the purchase contract to purchase, and Great Plains Energy to sell, no later than June 15, 2012, for $50 in cash, newly issued shares of the Company's common stock equal to the settlement rate. The purchase contracts may be settled earlier at the option of the holder subject to certain conditions, including but not limited to, the occurrence of a fundamental change (as defined in the agreement) at least 20 business days prior to June 15, 2012. The settlement rate will vary according to the applicable market value of the Company's common stock at the settlement date. The applicable market value will be measured by the average of the closing price per share of the Company's common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding June 15, 2012. The settlement rate will be applied to the 5,750,000 Equity Units at the settlement date to issue a number of common shares determined as described in the following table.

Applicable market value	Settlement rate (in common shares)	Market value per Equity Unit [(a)]
$16.80 or greater	2.9762 to 1	Greater than $50 per Equity Unit
$16.80 to $14.00	$50 divided by the applicable market value to 1	Equal to $50 per Equity Unit
$14.00 or less	3.5714 to 1	Less than $50 per Equity Unit

(a) Assumes that the market price of the Company's common stock on June 15, 2012, is the same as the applicable market value.

Great Plains Energy makes quarterly contract adjustment payments at the rate of 2.00% per year of the stated amount of $50 per Equity Unit and interest payments at the rate of 10.00% per year on the subordinated notes. Great Plains Energy must attempt to remarket the subordinated notes, in whole but not in part, between December 15, 2011, and June 12, 2012. In connection with a successful remarketing of the notes, Great Plains Energy may elect, without the consent of any of the holders, to modify the notes' stated maturity to any date on or after June

15, 2014 and earlier than June 15, 2042. The proceeds from a successful remarketing will be used to satisfy the holders' obligation under the purchase contract. If the notes have not been successfully remarketed by June 12, 2012, the holders of all notes will have the right to put their notes to Great Plains Energy on June 15, 2012, in satisfaction of the holders' obligation under the purchase contracts and Great Plains Energy will issue to the holders newly issued shares of the Company's common stock equal to the settlement rate.


Form 10-K

The May 2009 present value of the contract adjustment payments of $15.1 million was recorded as a liability in other current liabilities and other deferred credits and other liabilities with a corresponding amount recorded as capital stock premium and expense on Great Plains Energy's consolidated balance sheet. The liability is being relieved as Great Plains Energy makes quarterly contract adjustment payments.

Scheduled Maturities

Great Plains Energy's and KCP&L's long-term debt maturities for the next five years are detailed in the following table.

	2011	2012	2013	2014	2015
			(millions)		
Great Plains Energy	$ 485.7	$ 513.9	$ 263.1	$ 1.5	$ 15.5
KCP&L	150.3	12.7	0.4	0.4	14.4

At December 31, 2010, Great Plains Energy's long-term debt maturities in 2011 and 2012 were $485.7 million and $513.9 million, respectively. In February 2011, repayment of GMO's $137.3 million of 7.95% Senior Notes that matured in February 2011 reduced the 2011 long-term debt maturities to $348.4 million. Great Plains Energy is evaluating alternatives to refinance the remaining long-term debt, including issuing new long-term debt. Based on current market conditions and Great Plains Energy's unused bank lines of credit, Great Plains Energy expects to have the ability to access the markets to complete the necessary refinancing.

13. COMMON SHAREHOLDERS' EQUITY

Great Plains Energy has an effective shelf registration statement for the sale of unspecified amounts of securities with the Securities and Exchange Commission (SEC) that was filed and became effective in May 2009.

In August 2008, Great Plains Energy entered into a Sales Agency Financing Agreement with BNY Mellon Capital Markets, LLC (BNYMCM). Under the terms of the agreement, Great Plains Energy may offer and sell up to 8.0 million shares of its common stock from time to time through BNYMCM, as agent, for a period of no more than three years. Great Plains Energy will pay BNYMCM a commission equal to 1% of the sales price of all shares sold under the agreement. No shares were sold during 2010. During 2009, 3.8 million shares were sold for $49.5 million in net proceeds. During 2008, 0.2 million shares were sold for $3.5 million in net proceeds.

Great Plains Energy has 5.0 million shares of common stock registered with the SEC for its Dividend Reinvestment and Direct Stock Purchase Plan. The plan allows for the purchase of common shares by reinvesting dividends or making optional cash payments. Great Plains Energy can issue new shares or purchase shares on the open market for the plan. At December 31, 2010, 0.8 million shares remained available for future issuances.

Great Plains Energy has 12.3 million shares of common stock registered with the SEC for a defined contribution savings plan. Shares issued under the plans may be either newly issued shares or shares purchased in the open market. At December 31, 2010, 1.9 million shares remained available for future issuances.

Treasury shares are held for future distribution upon issuance of shares in conjunction with the Company's Long-Term Incentive Plan.

Great Plains Energy's articles of incorporation restrict the payment of common stock dividends in the event common equity is 25% or less of total capitalization. In addition, if preferred stock dividends are not declared and paid when scheduled, Great Plains Energy could not declare or pay common stock dividends or purchase any common shares. If the unpaid preferred stock dividends equal four or more full quarterly dividends, the preferred shareholders, voting as a single class, could elect the smallest number of directors necessary to constitute a majority of the full Board. Certain conditions in the MPSC and KCC orders authorizing the holding company structure require Great Plains Energy and KCP&L to maintain consolidated common equity of at least 30% and 35%, respectively, of total capitalization (including only the amount of short-term debt in excess of the amount of construction work in progress). Under the Federal Power Act, KCP&L and GMO generally can pay dividends only out of retained earnings. The revolving credit agreements of Great Plains Energy, KCP&L and GMO contain a covenant requiring each company to maintain a consolidated indebtedness to consolidated total capitalization ratio of not more than 0.65 to 1.00. In addition, Great Plains Energy is prohibited from paying dividends on its common and preferred stock in the event its Equity Unit contract payments or interest payments on the debt underlying the Equity Units are deferred until such deferrals have been paid.

As of December 31, 2010, all of Great Plains Energy's and KCP&L's retained earnings and net income were free of restrictions. As a result of the above restrictions, Great Plains Energy's subsidiaries had restricted net assets of approximately $2.8 billion as of December 31, 2010. The restrictions are not expected to affect the Companies' ability to pay dividends at the current level in the foreseeable future.

14. PREFERRED STOCK

At December 31, 2010, 1.6 million shares of Cumulative No Par Preferred Stock, 390,000 shares of Cumulative Preferred Stock, $100 par value and 11.0 million shares of no par Preference Stock were authorized under Great Plains Energy's Articles of Incorporation. All of the 390,000 authorized shares of Cumulative Preferred Stock are issued and outstanding. Great Plains Energy has the option to redeem the $39.0 million of issued Cumulative Preferred Stock at prices ranging from 101% to 103.7% of par value. If Great Plains Energy voluntarily files for dissolution or liquidation, the Cumulative Preferred Stock holders are entitled to receive the redemption prices. If a proceeding for dissolution or liquidation is filed against Great Plains Energy, the Cumulative Preferred Stock holders are entitled to receive the $100 par value per share plus accrued and unpaid dividends.

15. COMMITMENTS AND CONTINGENCIES

Environmental Matters

Great Plains Energy and KCP&L are subject to extensive regulation by federal, state and local authorities with regard to environmental matters primarily through their utility operations. In addition to imposing extensive and continuing compliance obligations, laws, regulations and permits authorize the imposition of substantial penalties for noncompliance, including fines, injunctive relief and other sanctions. The cost of complying with current and future environmental requirements is expected to be material to Great Plains Energy and KCP&L. Failure to comply with environmental requirements or to timely recover environmental costs through rates could have a material adverse effect on Great Plains Energy and KCP&L.

The following discussion groups environmental and certain associated matters into the broad categories of air and climate change, water, solid waste and remediation.

Air and Climate Change

The Clean Air Act and associated regulations enacted by the Environmental Protection Agency (EPA) form a comprehensive program to preserve air quality. States are required to establish regulations and programs to address all requirements of the Clean Air Act and have the flexibility to enact more stringent requirements. All of Great Plains Energy's and KCP&L's generating facilities, and certain of their other facilities, are subject to the Clean Air Act.

Great Plains Energy's and KCP&L's current estimate of capital expenditures (exclusive of AFUDC and property taxes) to comply with the currently effective Clean Air Interstate Rule (CAIR) and with the best available retrofit technology (BART) rule is approximately $1 billion. As discussed below, CAIR has been remanded to the EPA, but remains in effect until the EPA issues final rules consistent with the court's order or until the court takes further action. In July 2010, the EPA proposed the Transport Rule to replace CAIR. However, due to uncertainties regarding the proposal (discussed below), it is not possible to predict what the final rules may be, when the rules may be issued, or the costs associated with such rules. The actual cost of compliance with any future rules, and with BART, may be significantly different from the cost estimate provided.

The potential capital costs of the Collaboration Agreement provisions (discussed below) relating to NO_x, SO_2 and particulate emission limits at the LaCygne generating station are within the disclosed overall capital cost estimate of approximately $1 billion (discussed above). However, the estimated capital costs do not reflect potential costs relating to requirements enacted in the future, including potential requirements regarding climate change and control of mercury emissions (discussed below), and also do not reflect costs relating to additional wind generation, energy efficiency and other CO_2 emission offsets contemplated by the Collaboration Agreement or that may be required under the Missouri or Kansas renewable energy standards, which are discussed below. The estimate does not reflect the non-capital costs the Companies incur on an ongoing basis to comply with environmental laws, which may increase in the future due to the implementation of KCP&L's Comprehensive Energy Plan and the Companies' ongoing compliance with current or future environmental laws. KCP&L expects to seek recovery of the costs associated with the Collaboration Agreement and the Companies expect to seek recovery of the costs associated with environmental requirements through rate increases; however, there can be no assurance that such rate increases would be granted. The Companies may be subject to materially adverse rate treatment in response to competitive, economic, political, legislative or regulatory pressures and/or public perception of the Companies' environmental reputation.

Clean Air Interstate Rule (CAIR) and Transport Rule

The CAIR requires reductions in SO_2 and NO_x emissions in 28 states, including Missouri. The reduction in both SO_2 and NO_x emissions is accomplished through statewide caps for NO_x and SO_2. More restrictive caps are scheduled to become effective January 1, 2015. Great Plains Energy's and KCP&L's fossil fuel-fired plants located in Missouri are subject to CAIR, while their fossil fuel-fired plants in Kansas are not.

On July 11, 2008, the D.C. Circuit Court of Appeals vacated CAIR in its entirety and remanded the matter to the EPA to promulgate a new rule consistent with its opinion. On December 23, 2008, the Court issued an order remanding CAIR to the EPA to revise the rule consistent with its July 2008 order. The CAIR thus remains in effect pending future EPA or court action, including the proposed Transport Rule discussed below.

CAIR currently establishes a market-based cap-and-trade program with an emission allowance allocation. Facilities demonstrate compliance with CAIR by holding sufficient allowances for each ton of SO_2 and NO_x emitted in any given year. KCP&L and GMO are currently allowed to utilize unused SO_2 emission allowances that they have either accumulated during previous years of the Acid Rain Program or purchased to meet the more stringent CAIR requirements. At December 31, 2010, KCP&L had accumulated unused SO_2 emission allowances sufficient to support over 135,000 tons of SO_2 emissions (enough to support expected requirements under the current CAIR for the foreseeable future) under the provisions of the Acid Rain program, which are recorded in inventory at zero cost. At December 31, 2010, GMO had accumulated unused SO_2 emission allowances sufficient to support just over 13,000 tons of SO_2 emissions (enough to support expected requirements under the current CAIR through 2011), which it has received under the Acid Rain Program or purchased, and are recorded in inventory at average cost. KCP&L and GMO purchase NO_x allowances as needed.

Analysis of the current CAIR rule indicates that NO_x and SO_2 control may be required for KCP&L's Montrose Station and GMO's Sibley and Lake Road Stations in Missouri, and control may be achieved through a combination of pollution control equipment and the use or purchase of emission allowances as needed.

In July 2010, the EPA proposed the Transport Rule to replace the current CAIR. The Transport Rule, like CAIR, will require the states within its scope to reduce power plant SO_2 and NO_x emissions that contribute to ozone and fine particle nonattainment in other states. The geographical scope of the Transport Rule is broader than CAIR, and includes Kansas in addition to Missouri and other states. The Transport Rule would also impose more stringent emissions limitations than CAIR and, unlike CAIR, would not utilize Acid Rain Program allowances for compliance. The EPA is proposing a preferred approach and is taking comment on two alternatives. In the EPA's preferred approach, the EPA would set an emissions budget for each of the affected states and the District of Columbia. The preferred approach would allow limited interstate emissions allowance trading among power plants; however, it would not permit trading of SO_2 allowances between the Companies' Kansas and Missouri power plants. In the first alternative, the EPA is proposing to set an emissions budget for each state and allow emissions allowance trading only among power plants within a state. In the second alternative, the EPA is proposing to set an emissions budget for each state, specify the allowable emission limit for each power plant and allow some averaging. Compliance with the Transport Rule would begin in 2012. There would be additional reductions in SO_2 allowances allocable to the Companies' Missouri power plants taking effect in 2014 pursuant to the preferred approach. There is no such additional reduction in SO_2 allowances allocable to the Companies' Kansas power plants.

In January 2011, the EPA supplemented the record supporting the proposed Transport Rule. The EPA made available additional information relevant to the rulemaking, including, among other things, unit-level allowances for existing units calculated using two alternative methodologies and data supporting those calculations.

The proposed Transport Rule is complex and, as noted, contains alternative approaches. Great Plains Energy and KCP&L are unable to predict when the Transport Rule (or other rule replacing CAIR) might be adopted, or the actual requirements of such rule. Preliminary analysis of the Transport Rule has raised various questions regarding the emission allowances allocation to, and the allowable emission rates for, the Companies' power plants pursuant to the preferred approach and alternatives, which the Companies addressed during the rule's comment period. Regardless of the resolution of those questions, the Companies project that they may not be allocated sufficient SO_2 or NO_X emissions allowances to cover their currently expected operations starting in 2012 pursuant to the preferred approach. Any shortfall in allocated allowances would need to be addressed through permissible allowance trading, installing additional emission control equipment, changes in plant operation, purchasing additional power in the wholesale market, or a combination of these and other alternatives. While Great Plains Energy and KCP&L cannot reasonably predict at this time the impacts of the final Transport Rule, if it were finalized as currently proposed, the Companies expect that any required capital expenditures would not exceed the $1 billion estimate of capital expenditures (exclusive of AFUDC and property taxes) to comply with the currently effective CAIR and BART rule disclosed above. Any final rule could have a significant adverse effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

Form 10-K

Best Available Retrofit Technology (BART) Rule
The EPA BART rule directs state air quality agencies to identify whether visibility-reducing emissions from sources subject to BART are below limits set by the state or whether retrofit measures are needed to reduce emissions. BART applies to specific eligible facilities including KCP&L's LaCygne Nos. 1 and 2 in Kansas, KCP&L's Iatan No. 1, in which GMO has an 18% interest, KCP&L's Montrose No. 3 in Missouri, GMO's Sibley Unit No. 3 and Lake Road Unit No. 6 in Missouri and Westar Energy, Inc.'s (Westar) Jeffrey Unit Nos. 1 and 2 in Kansas, in which GMO has an 8% interest. Initially, in Missouri, compliance with CAIR will be compliance with BART for individual sources. Both Missouri and Kansas have submitted BART plans to the EPA but neither Missouri nor Kansas has received EPA approval for their BART plans.

Mercury and Other Hazardous Air Pollutant Emissions
In January 2009, the EPA issued a memorandum stating that new electric steam generating units (EGUs) that began construction while the Clean Air Mercury Rule (CAMR) was effective are subject to a new source maximum achievable control technology (MACT) determination on a case-by-case basis.

In July 2009, the EPA sent letters notifying KCP&L that MACT determinations and schedules of compliance are required for coal and oil-fired EGUs that began actual construction or reconstruction after December 15, 2000, and identified Iatan No. 2 and Hawthorn No. 5 as affected EGUs. This was an outcome of the D.C. Court of Appeals' vacatur of both the CAMR and the contemporaneously promulgated rule removing EGUs from MACT requirements. KCP&L believes that Hawthorn No. 5 is not an affected EGU based on the reconstruction dates of the unit, and provided supporting documentation to the Missouri Department of Natural Resources (MDNR). It is not currently known how MACT determinations and schedules of compliance will impact the permitting or operating requirements for these two units, but it is possible a MACT determination may ultimately require additional emission control equipment and permit limits at Iatan No. 2, Hawthorn No. 5, or both.

In April 2010, the EPA, in a court approved settlement, agreed to develop MACT standards for mercury and potentially other hazardous air pollutant emissions. In the settlement agreement, the EPA agreed to propose MACT standards in March 2011 with final standards by November 2011. These MACT standards, if adopted, could impact KCP&L's and GMO's new and existing facilities.

Management cannot predict the outcome of further judicial, administrative or regulatory actions or their financial or operational effects on Great Plains Energy and KCP&L. Such actions could have a significant effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows. Some of the control technology for SO_2 and NO_x could also aid in the control of mercury.

Industrial Boiler Rule
In April 2010, the EPA issued a proposed rule that would set MACT standards for hazardous air pollutants from industrial boilers. The proposed rule would establish emission limits for KCP&L's and GMO's new and existing units that produce steam other than for the generation of electricity. This proposed rule does not apply to KCP&L's and GMO's electricity generating boilers, but would apply to most of GMO's Lake Road boilers, which also serve steam customers, and to auxiliary boilers at other generating facilities. The EPA finalized the rule in late February 2011. The financial and operational impacts to Great Plains Energy and KCP&L, which could be material, are being evaluated but cannot be determined at this time.

New Source Review
The Clean Air Act requires companies to obtain permits and, if necessary, install control equipment to reduce emissions when making a major modification or a change in operation if either is expected to cause a significant net increase in regulated emissions.

In January 2004, Westar received notification from the EPA alleging that it had violated new source review requirements and Kansas environmental regulations by making modifications to the Jeffrey Energy Center without obtaining the proper permits. In February 2009, the Attorney General of the United States filed a complaint against Westar alleging that it violated the Clean Air Act and related federal and state regulations by making major modifications to the Jeffrey Energy Center beginning in 1994 without first obtaining appropriate permits authorizing this construction and without installing and operating best available control technology to control emissions. The Jeffrey Energy Center consists of three coal-fired units located in Kansas that is 92% owned by Westar and operated exclusively by Westar. GMO has an 8% interest in the Jeffrey Energy Center and is generally responsible for its 8% share of the facility's operating costs and capital expenditures. In January 2010, Westar entered into a settlement agreement, which was approved by the court in March 2010. The settlement agreement requires, among other things, the installation of a selective catalytic reduction (SCR) system at one of the Jeffrey Energy Center units by the end of 2014 and the payment of a $3 million civil penalty. Westar has preliminarily estimated the cost of this SCR at approximately $240 million. This amount could materially change depending on final engineering and design. Depending on the NO_x emission reductions attained by that SCR and attainable through the installation of other controls at the other two units, the settlement agreement may require the installation of a second SCR system on one of the other two units by the end of 2016. There is no assurance that GMO's share of these costs would be recovered in rates and failure to recover such costs could have a significant adverse effect on Great Plains Energy's results of operations, financial position and cash flows.

Collaboration Agreement

In March 2007, KCP&L, the Sierra Club and the Concerned Citizens of Platte County entered into a Collaboration Agreement under which KCP&L agreed to pursue a set of initiatives including energy efficiency, additional wind generation, lower emission permit levels at its Iatan and LaCygne generating stations and other initiatives designed to offset CO_2 emissions. Full implementation of the terms of the Collaboration Agreement will necessitate approval from the appropriate authorities, as some of the initiatives in the agreement require regulatory approval.

In 2006, KCP&L installed 100MW of wind generation at its Spearville wind site. KCP&L agreed in the Collaboration Agreement to pursue increasing its wind generation capacity to 500MW in total by the end of 2012 with 100MW to be added by the end of 2010 and the remainder added by the end of 2012, subject to regulatory approval. In 2010, KCP&L completed a 48MW wind project adjacent to its existing Spearville wind site with wind turbines it already owned and also secured 52MW of renewable energy credits. KCP&L issued requests for proposals to add up to 100MW of wind generation in 2012 and is evaluating the proposals. KCP&L is evaluating alternatives to meet the remaining wind generation capacity requirement, including the purchase of renewable energy credits, power purchase agreements, KCP&L-built installations or some combination thereof.

KCP&L agreed in the Collaboration Agreement to seek a consent agreement, which it has done, with the Kansas Department of Health and Environment (KDHE) incorporating limits for stack particulate matter emissions, as well as limits for NO_x and SO_2 emissions at its LaCygne Station that will be below the presumptive limits under BART. KCP&L further agreed to use its best efforts to install emission control technologies to reduce those emissions from the LaCygne Station prior to the required compliance date under BART, but in no event later than June 1, 2015. KCP&L has issued requests for proposals for environmental equipment required to comply with BART at the LaCygne Station and is evaluating the responses. In February 2011, KCP&L filed a request with KCC for predetermination of the ratemaking treatment that will apply to the recovery of costs for its 50% share of the environmental equipment required to comply with BART at the LaCygne Station. The request for predetermination includes an estimated total project cost of $1.23 billion. KCP&L's 50% share of the estimated cost is $615 million.

In the Collaboration Agreement, KCP&L also agreed to offset an additional 711,000 tons of CO_2 by the end of 2012. KCP&L currently expects to achieve this offset through a number of alternatives, including improving the efficiency of its coal-fired units, equipping certain gas-fired units for winter operation and, if necessary, possibly reducing output of, or retiring, one or more coal-fired units.


Form 10-K

Climate Change
The Companies are subject to existing greenhouse gas reporting regulations and, as discussed below, will be subject to certain greenhouse gas permitting requirements starting in 2011. Management believes it is likely that additional federal or relevant state or local laws or regulations could be enacted to address global climate change. At the international level, while the United States is not a current party to the Kyoto Protocol, it has agreed to undertake certain voluntary actions under the non-binding Copenhagen Accord and pursuant to subsequent international discussions relating to climate change, including the establishment of a goal to reduce greenhouse gas emissions. International agreements legally binding on the United States may be reached in the future. Such new laws or regulations could mandate new or increased requirements to control or reduce the emission of greenhouse gases, such as CO_2, which are created in the combustion of fossil fuels. The Companies' current generation capacity is primarily coal-fired and is estimated to produce about one ton of CO_2 per MWh, or approximately 28 million tons and 21 million tons per year for Great Plains Energy and KCP&L, respectively.

Laws have recently been passed in Missouri and Kansas, the states in which the Companies' retail electric businesses are operated, setting renewable energy standards, and management believes that national clean or renewable energy standards are also likely. While management believes additional requirements addressing these matters will probably be enacted, the timing, provisions and impact of such requirements, including the cost to obtain and install new equipment to achieve compliance, cannot be reasonably estimated at this time. In addition, certain federal courts have held that state and local governments and private parties have standing to bring climate change tort suits seeking company-specific emission reductions and monetary or other damages. The U.S. Supreme Court has agreed to hear an appeal of one of those suits. While the Companies are not a party to any climate change tort suit, there is no assurance that such suits may not be filed in the future or the outcome if such suits are filed. Such requirements or litigation outcomes could have the potential for a significant financial and operational impact on Great Plains Energy and KCP&L. The Companies would seek recovery of capital costs and expenses for compliance through rate increases; however, there can be no assurance that such rate increases would be granted.

Legislation concerning the reduction of emissions of greenhouse gases, including CO_2, is being considered at the federal and state levels. The timing and effects of any such legislation cannot be determined at this time. In the absence of new Congressional mandates, the EPA is proceeding with the regulation of greenhouse gases under the existing Clean Air Act.

In May 2010, the EPA issued a final rule addressing greenhouse gas emissions from stationary sources under the Clean Air Act permitting programs. This final rule sets thresholds for greenhouse gas emissions that define when permits under the Prevention of Significant Deterioration (PSD) and Title V Operating Permit programs are required for new and existing industrial facilities. The EPA phased in the Clean Air Act permitting requirements for greenhouse gas emissions in two initial steps. In step 1, which started January 2, 2011, only sources currently subject to the PSD permitting program (i.e., those that are newly-constructed or modified in a way that significantly increases emissions of a pollutant other than greenhouse gas) are subject to Title V or PSD permitting requirements, respectively, for their greenhouse gas emissions. For these projects, only projects with new or increases of greenhouse gas emissions of 75,000 tons per year or more of total greenhouse gases, on a CO_2 equivalent basis, need to determine the best available control technology for their greenhouse gas emissions. In addition, sources subject to the Title V Operating Permit Program need to address greenhouse gas emissions as those permits are applied for or renewed. In step 2, starting July 1, 2011, Title V and PSD permitting requirements will cover, for the first time, new construction projects that emit greenhouse gas emissions of at least 100,000 tons per year even if they do not exceed the permitting thresholds for any other pollutant. In addition, modifications at such existing facilities that increase greenhouse gas emissions by at least 75,000 tons per year will be subject to permitting requirements, even if they do not significantly increase emissions of any other pollutant. Great Plains Energy's and KCP&L's generating facilities that trigger these thresholds for new installations, modifications or Title V operating permits will be subject to this rule.


Form 10-K

In December 2010, the EPA announced it entered into a proposed settlement agreement to issue a rule that will address greenhouse gas emissions from EGUs. The rule would establish new source performance standards for new and modified EGUs and emission guidelines for existing EGUs. Under the settlement agreement, the EPA would commit to issuing proposed regulations by July 2011, and final regulations by May 2012.

At the state level, a Kansas law enacted in May 2009 requires Kansas public electric utilities, including KCP&L, to have renewable energy generation capacity equal to at least 10% of their three-year average Kansas peak retail demand by 2011. The percentage increases to 15% by 2016 and 20% by 2020. A Missouri law enacted in November 2008 requires at least 2% of the electricity provided by Missouri investor-owned utilities (including KCP&L and GMO) to their Missouri retail customers to come from renewable resources, including wind, solar, biomass and hydropower, by 2011, increasing to 5% in 2014, 10% in 2018, and 15% in 2021, with a small portion (estimated to be about 2MW in 2011 for each of KCP&L and GMO) required to come from solar resources.

KCP&L and GMO project that their current renewable resources (including accumulated renewable energy credits) will be sufficient for compliance with the Missouri requirements, exclusive of the solar requirement, through 2017 and 2015, respectively. KCP&L and GMO project that the purchase of solar renewable energy credits will be sufficient for compliance with the Missouri requirements through 2011. The Companies have issued requests for proposals for compliance with the solar requirement beyond 2011 and are evaluating the proposals. KCP&L and GMO continue to evaluate options for compliance beyond these years.

KCP&L also projects that its current renewable resources (including accumulated renewable energy credits) combined with the 48MW wind project and 52MW of renewable energy credits discussed above will be sufficient for compliance with the 2011 Kansas requirements. KCP&L issued requests for proposals to add up to 100MW of wind generation in 2012 and is evaluating the proposals.

Additionally, in November 2007, governors from six Midwestern states, including Kansas, signed the Midwestern Greenhouse Gas Reduction Accord, which has established the goal of reducing member states' greenhouse gas emissions to 15% to 20% below 2005 levels by 2020, and 60% to 80% below 2005 levels by 2050.

Greenhouse gas legislation or regulation has the potential of having significant financial and operational impacts on Great Plains Energy and KCP&L, including the potential costs and impacts of achieving compliance with limits that may be established. However, the ultimate financial and operational consequences to Great Plains Energy and KCP&L cannot be determined until such legislation is passed, regulations are issued or, with respect to those regulations that have been issued, additional guidance is provided. Management will continue to monitor the progress of relevant legislation and regulations.

Ozone NAAQS
In June 2007, monitor data indicated that the Kansas City area violated the 1997 primary eight-hour ozone national ambient air quality standard (NAAQS). Missouri and Kansas have implemented the responses established in the maintenance plans for control of ozone. The responses in both states do not require additional controls at Great Plains Energy's and KCP&L's generation facilities beyond the currently proposed controls for CAIR and BART. The EPA has various options over and above the implementation of the maintenance plans for control of ozone to address the violation but has not yet acted. At this time, management is unable to predict how the EPA will respond or how that response will impact Great Plains Energy's and KCP&L's operations. However, the EPA's response could have a significant effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

In March 2008, the EPA significantly strengthened its NAAQS for ground-level ozone. The EPA revised the primary eight-hour ozone standard, designed to protect public health, to a level of 0.075 parts per million (ppm). The EPA also strengthened the secondary eight-hour ozone standard to the level of 0.075 ppm making it identical to the revised primary standard. The previous primary and secondary standards, set in 1997, were effectively 0.084 ppm.

In March 2009, the MDNR and KDHE submitted to the EPA their determinations that the Kansas City area is a nonattainment area under the 2008 primary eight-hour ozone standard. The EPA will make final designations of attainment and nonattainment areas. By 2013, states must submit state implementation plans outlining how states will reduce ozone to meet the standards in nonattainment areas. Although the impact on Great Plains Energy's and KCP&L's operations will not be known until after the final nonattainment designations and the state implementation plans are submitted, it could have a significant effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

In January 2010, the EPA proposed to reconsider and further strengthen the 2008 NAAQS for ground-level ozone. The EPA proposed to strengthen the primary eight-hour ozone standard to a level within the range of 0.060-0.070 ppm. The EPA also proposed to establish a distinct cumulative, seasonal secondary standard, designed to protect sensitive vegetation and ecosystems, to within the range of 7-15 ppm-hours. In December 2010, the EPA filed a motion requesting court approval for additional time, until July 2011, to finalize the rule.

SO_2 NAAQS
In June 2010, the EPA strengthened the primary NAAQS for SO_2. The EPA revised the primary SO_2 standard by establishing a new 1-hour standard at a level of 0.075 ppm. The EPA revoked the two existing primary standards of 0.140 ppm evaluated over 24-hours and 0.030 ppm evaluated over an entire year. Although the impact on Great Plains Energy's and KCP&L's operations will not be known until after the nonattainment designations are approved and the state implementation plans submitted, it could have a significant effect on Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

Montrose Station Notice of Violation
In June 2009, KCP&L received notification from the MDNR alleging that its Montrose Station had excess particulate matter emissions in 2008. KCP&L is working with the MDNR to resolve this issue and management believes the outcome will have an insignificant impact to Great Plains Energy's and KCP&L's results of operations, financial position and cash flows.

Water
The Clean Water Act and associated regulations enacted by the EPA form a comprehensive program to preserve water quality. Like the Clean Air Act, states are required to establish regulations and programs to address all requirements of the Clean Water Act, and have the flexibility to enact more stringent requirements. All of Great Plains Energy's and KCP&L's generating facilities, and certain of their other facilities, are subject to the Clean Water Act.

Section 316(b) of the Clean Water Act is designed to protect aquatic life from being killed or injured by cooling water intake structures. The EPA had previously issued regulations pursuant to Section 316(b) of the Clean Water Act regarding cooling water intake structures. Subsequent to an appellate court ruling, the EPA suspended the regulations and is engaged in further rulemaking on this matter. In December 2010, in a court approved settlement, the EPA agreed to propose a new rule in March 2011 and to finalize it in July 2012. At this time, management is unable to predict how the EPA will respond or how that response will impact Great Plains Energy's and KCP&L's operations.

KCP&L holds a permit from the MDNR covering water discharge from its Hawthorn Station. The permit authorizes KCP&L to, among other things, withdraw water from the Missouri river for cooling purposes and return the heated water to the Missouri river. KCP&L has applied for a renewal of this permit and the EPA has submitted an interim objection letter regarding the allowable amount of heat that can be contained in the returned water. Until this matter is resolved, KCP&L continues to operate under its current permit. KCP&L cannot predict the outcome of this matter; however, while less significant outcomes are possible, this matter may require KCP&L to reduce its generation at Hawthorn Station, install cooling towers or both, any of which could have a significant impact on KCP&L. The outcome could also affect the terms of water permit renewals at KCP&L's Iatan Station and at GMO's Sibley and Lake Road Stations.

Additionally, in September 2009, the EPA announced plans to revise the existing standards for water discharges from coal-fired power plants. In November 2010, the EPA filed a motion requesting court approval of a consent agreement in which the EPA agreed to propose a rule in July 2012 and to finalize it in January 2014. Until a rule is proposed and finalized, the financial and operational impacts to Great Plains Energy and KCP&L cannot be determined.

Solid Waste
Solid and hazardous waste generation, storage, transportation, treatment and disposal is regulated at the federal and state levels under various laws and regulations. In May 2010, the EPA proposed to regulate coal combustion residuals (CCRs) under the Resource Conservation and Recovery Act (RCRA) to address the risks from the disposal of CCRs generated from the combustion of coal at electric generating facilities. The EPA is considering two options in this proposal. Under the first proposal, the EPA would regulate CCRs as special wastes subject to regulation under subtitle C of RCRA (hazardous), when they are destined for disposal in landfills or surface impoundments. Under the second proposal, the EPA would regulate disposal of CCRs under subtitle D of RCRA (non-hazardous). The Companies principally use coal in generating electricity and dispose of the CCRs in both on-site facilities and facilities owned by third parties. The proposed CCR rule has the potential of having a significant financial and operational impact on Great Plains Energy and KCP&L in connection with achieving compliance with the proposed requirements. However, the financial and operational consequences to Great Plains Energy and KCP&L cannot be determined until an option is selected by the EPA and the final regulation is enacted.

Remediation
Certain federal and state laws, including the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) hold current and previous owners or operators of real property, and any person who arranges for the disposal or treatment of hazardous substances at a property, liable on a joint and several basis for the costs of cleaning up contamination at or migrating from such real property, even if they did not know of and

were not responsible for such contamination. CERCLA and other laws also authorize the EPA and other agencies to issue orders compelling potentially responsible parties to clean up sites that are determined to present an actual or potential threat to human health or the environment. GMO is named as a potentially responsible party at two disposal sites for polychlorinated biphenyls (PCBs), and retains some environmental liability for several operations and investments it no longer owns. In addition, GMO also owns, or has acquired liabilities from companies that once owned or operated, former manufactured gas plant (MGP) sites, which are subject to the supervision of the EPA and various state environmental agencies.

At December 31, 2010 and 2009, KCP&L had $0.3 million accrued for environmental remediation expenses, which covers ground water monitoring at a former MGP site. At December 31, 2010 and 2009, Great Plains Energy had $0.4 million accrued for environmental remediation expenses, which includes the $0.3 million at KCP&L, and additional potential remediation and ground water monitoring costs relating to two GMO sites. The amounts accrued were established on an undiscounted basis and Great Plains Energy and KCP&L do not currently have an estimated time frame over which the accrued amounts may be paid.

In addition to the $0.4 million accrual above, at December 31, 2010, Great Plains Energy had $2.1 million accrued for the future investigation and remediation of certain additional GMO identified MGP sites, PCB sites and retained liabilities. This estimate was based upon review of the potential costs associated with conducting investigative and remedial actions at identified sites, as well as the likelihood of whether such actions will be necessary. This estimate could change materially after further investigation, and could also be affected by the actions of environmental agencies and the financial viability of other potentially responsible parties.

GMO has pursued recovery of remediation costs from insurance carriers and other potentially responsible parties. As a result of a settlement with an insurance carrier, approximately $2.3 million in insurance proceeds less an annual deductible is available to GMO to recover qualified MGP remediation expenses. GMO would seek recovery of additional remediation costs and expenses through rate increases; however, there can be no assurance that such rate increases would be granted.

In January 2010, the EPA announced an advance notice of proposed rulemaking under CERCLA identifying classes of facilities for which the EPA will develop financial assurance requirements, including the electric power generation, transmission and distribution industry. The CERCLA financial assurance would be for risks associated with Great Plains Energy's and KCP&L's production, transportation, treatment, storage or disposal of CERCLA hazardous substances. The impact on Great Plains Energy and KCP&L cannot be determined until the regulations are finalized.

In April 2010, the EPA announced an advance notice of proposed rulemaking for the use and distribution in commerce of certain PCBs, PCB items and certain other areas of the PCB regulations. The EPA is reassessing the use, distribution in commerce, marking, and storage for reuse of liquid PCBs in electric and non-electric equipment and the use of the 50 ppm level for excluded PCB products among other things. The impact on Great Plains Energy and KCP&L cannot be determined until the regulations are finalized.

Contractual Commitments

Great Plains Energy's and KCP&L's expenses related to lease commitments are detailed in the following table.

	2010	2009	2008
		(millions)	
Great Plains Energy	$ 17.2	$ 23.4	$ 20.7
KCP&L	$ 13.2	$ 19.3	$ 18.1

Great Plains Energy's and KCP&L's contractual commitments at December 31, 2010, excluding pensions and long-term debt, are detailed in the following tables.

Great Plains Energy

	2011	2012	2013	2014	2015	After 2015	Total
Lease commitments				(millions)			
Operating lease	$ 17.9	$ 16.8	$ 15.0	$ 14.3	$ 13.5	$ 129.4	$ 206.9
Capital lease	0.4	0.4	0.4	0.4	0.4	5.5	7.5
Purchase commitments							
Fuel	348.7	282.7	287.7	164.8	108.8	125.3	1,318.0
Purchased capacity	20.3	13.4	12.4	4.5	4.2	2.4	57.2
Non-regulated natural gas transportation	4.6	2.9	2.9	2.9	2.9	3.4	19.6
Other	163.4	17.6	6.8	8.1	2.7	55.1	253.7
Total contractual commitments	$ 555.3	$ 333.8	$ 325.2	$ 195.0	$ 132.5	$ 321.1	$ 1,862.9

KCP&L

	2011	2012	2013	2014	2015	After 2015	Total
Lease commitments				(millions)			
Operating lease	$ 14.1	$ 13.1	$ 12.7	$ 12.5	$ 12.1	$ 129.4	$ 193.9
Capital lease	0.2	0.2	0.2	0.2	0.2	3.2	4.2
Purchase commitments							
Fuel	296.8	241.5	249.1	144.4	104.9	125.3	1,162.0
Purchased capacity	5.5	4.7	3.7	2.9	3.0	1.2	21.0
Other	127.5	15.0	6.0	7.3	1.9	40.8	198.5
Total contractual commitments	$ 444.1	$ 274.5	$ 271.7	$ 167.3	$ 122.1	$ 299.9	$ 1,579.6

Great Plains Energy has expected sublease income of $2.0 million for the years 2011-2013. Lease commitments end in 2032. Operating lease commitments include rail cars to serve jointly-owned generating units where KCP&L is the managing partner. KCP&L will be reimbursed by the other owners for approximately $2.0 million per year ($13.7 million total) of the amounts included in the table above.

Fuel commitments consist of commitments for nuclear fuel, coal and coal transportation. KCP&L and GMO purchase capacity from other utilities and nonutility suppliers. Purchasing capacity provides the option to purchase energy if needed or when market prices are favorable. KCP&L has capacity sales agreements not included above that total $6.9 million for 2011, $3.8 million for 2012, and $1.6 million for 2013. Non-regulated natural gas transportation consists of MPS Merchant's commitments. Other represents individual commitments entered into in the ordinary course of business.

16. LEGAL PROCEEDINGS

KCP&L Hawthorn No. 5 Litigation

KCP&L received reimbursement for the 1999 Hawthorn No. 5 boiler explosion under a property damage insurance policy with Travelers Property Casualty Company of America (Travelers). Travelers filed suit in the U.S. District Court for the Eastern District of Missouri in November 2005, against National Union Fire Insurance Company of Pittsburgh, Pennsylvania, (National Union) and KCP&L was added as a defendant in June 2006. The case was subsequently transferred to the U.S. District Court for the Western District of Missouri. Travelers sought recovery of $10 million that KCP&L recovered through subrogation litigation. On July 24, 2008, the Court held that Travelers is not entitled to any recovery from KCP&L. Travelers appealed this decision on March 11, 2009, to the Court of Appeals for the Eighth Circuit. In September 2010, the Court of Appeals affirmed the District Court's decision. The Company does not currently expect any further action with respect to this matter.

KCP&L Spent Nuclear Fuel and Radioactive Waste

In January 2004, KCP&L and the other two Wolf Creek owners filed a lawsuit against the United States in the U.S. Court of Federal Claims seeking $14.1 million of damages resulting from the government's failure to begin accepting spent nuclear fuel for disposal in January 1998, as the government was required to do by the Nuclear Waste Policy Act of 1982. The Wolf Creek case was tried before a U.S. Court of Federal Claims judge in June 2010, and a decision was issued in November 2010, granting KCP&L and the other two Wolf Creek owners $10.6 million ($5.0 million KCP&L share) in damages. In January 2011, KCP&L and the other two Wolf Creek owners as well as the United States filed appeals of the decision of the U.S. Court of Federal Claims to the U.S. Court of Appeals for the Federal Circuit.

KCP&L Advanced Coal Credit Arbitration

In July 2009, KCP&L was served a notice to arbitrate by The Empire District Electric Company (Empire), Kansas Electric Cooperative, Inc. (KEPCO) and Missouri Joint Municipal Electric Utility Commission (MJMEUC), the non-Company joint owners of Iatan No. 2. These joint owners asserted that they were entitled to receive proportionate shares (or the monetary equivalent) of approximately $125 million of qualifying advance coal project credits for Iatan No. 2. As independent entities, the joint owners are taxed separately and the non-Company joint owners do not dispute that they did not, in fact, apply for the credits themselves. Notwithstanding this, they contended that they should receive proportional shares of the credit. On December 30, 2009, an arbitration panel issued its order denying the KEPCO and MJMEUC claims but ordering KCP&L and Empire to jointly seek a reallocation of the tax credit from the IRS giving Empire its representative percentage of the total tax credit, worth approximately $17.7 million. The order further specified that if the IRS denies the parties' reallocation request or if Empire is allocated less than its proportionate share of the tax credits, KCP&L will be responsible for paying Empire the full value of its representative percentage of the tax credits (less the amount of tax credits, if any, Empire ultimately receives) in cash. In September 2010, the IRS issued an amended memorandum of understanding to reallocate $17.7 million of the original $125 million of the advanced coal project credits to Empire, meeting the requirements of the arbitration order issued on December 30, 2009. KCP&L subsequently dismissed its March 31, 2010, appeal of the arbitration order. In 2010, KCP&L reversed a $17.7 million liability previously recorded in other current liabilities for this matter.

Iatan Levee Litigation

On May 22, 2009, several farmers filed suit against Great Plains Energy and KCP&L in the Circuit Court of Platte County, Missouri, alleging negligence, private nuisance, trespass and violations of the Missouri Crop Protection Act and seeking unspecified compensatory and punitive damages. These allegations stem from flooding at or near the Iatan Station in 2007 and 2008. The farmers allege the flooding was a result of maintenance of a nearby levee. The petition seeks class certification from the courts. Written discovery and depositions are underway. This matter is set for trial in October 2011. Management cannot predict the outcome of this matter.

GMO Price Reporting Litigation

In response to complaints of manipulation of the California energy market, in July 2001, FERC issued an order requiring net sellers of power in the California markets from October 2, 2000, through June 20, 2001, at prices above a FERC determined competitive market clearing price to make refunds to net purchasers of power in the California market during that time period. Because MPS Merchant was a net purchaser of power during the refund period, it has received approximately $8 million in refunds through settlements with certain sellers of power. MPS Merchant estimates that it is entitled to approximately $12 million in additional refunds under the standards FERC has used in this case. FERC has stated that interest will be applied to the refunds but the amount of interest has not yet been determined. However, in December 2001, various parties appealed the FERC order to the United States Court of Appeals for the Ninth Circuit seeking review of a number of issues, including changing the refund period to include periods prior to October 2, 2000. MPS Merchant was a net seller of power during the period prior to October 2, 2000. On August 2, 2006, the U.S. Court of Appeals for the Ninth Circuit issued an order finding, among other things, that FERC did not provide a sufficient justification for refusing to exercise its remedial authority under the Federal Power Act to determine whether market participants violated FERC-approved tariffs during the period prior to October 2, 2000, and imposing a remedy for any such violations. The court remanded the matter to FERC to determine whether tariff violations occurred and, if so, the appropriate remedy. In March 2008, FERC issued an order declining to order refunds for the period prior to October 2, 2000. That order has been appealed to the U.S. Court of Appeals for the Ninth Circuit. If FERC ultimately includes the period prior to October 2, 2000, MPS Merchant could be found to owe refunds.

FERC initiated a separate docket, generally referred to as the Pacific Northwest refund proceeding, to determine if any refunds were warranted related to the potential impact of the California market issues on buyers in the Pacific Northwest between December 25, 2000, and June 20, 2001. FERC rejected the refund requests, but its decision was remanded by the Court of Appeals for FERC to consider whether any acts of market manipulation support the imposition of refunds. Claims against MPS Merchant total $5.1 million for the period addressed under the Pacific Northwest refund proceedings.

In October 2006, the MPSC filed suit in the Circuit Court of Jackson County, Missouri against 18 companies, including GMO and MPS Merchant alleging that the companies manipulated natural gas prices through the misreporting of natural gas trade data and, therefore, violated Missouri antitrust laws. The suit does not specify alleged damages and was filed on behalf of all local distribution gas companies in Missouri who bought and sold natural gas from June 2000 to October 2002. The defendants' motions to dismiss the case were granted in January 2009. In February 2009, the MPSC appealed the dismissal to the Missouri Court of Appeals for the Western District of Missouri. In December 2009, the Missouri Court of Appeals affirmed the dismissal and the MPSC filed a request for rehearing or, in the alternative, transfer to the Missouri Supreme Court. The Missouri Supreme Court accepted the transfer in April 2010, but in September 2010, transferred the case back to the Court of Appeals, which then reaffirmed its earlier opinion. The Company does not currently expect any further action with respect to this matter.

17. GUARANTEES

In the ordinary course of business, Great Plains Energy and certain of its subsidiaries enter into various agreements providing financial or performance assurance to third parties on behalf of certain subsidiaries. Such agreements include, for example, guarantees and letters of credit. These agreements are entered into primarily to support or enhance the creditworthiness otherwise attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish the subsidiaries' intended business purposes. The majority of these agreements guarantee the Company's own future performance, so a liability for the fair value of the obligation is not recorded.

At December 31, 2010, Great Plains Energy has provided $1,030.4 million of credit support for GMO as follows:

- Great Plains Energy direct guarantees to GMO counterparties totaling $65.4 million, of which $45.4 million expire in 2011 and $20.0 million expire in 2012,
- Great Plains Energy letters of credit to GMO counterparties totaling $15.8 million , which expire in 2011, and
- Great Plains Energy guarantee of GMO long-term debt totaling $949.2 million, which includes debt with maturity dates ranging from 2011-2023.

Form 10-K

Great Plains Energy has also guaranteed GMO's $450 million revolving line of credit dated August 9, 2010, with a group of banks, expiring August 9, 2013. At December 31, 2010, GMO had no outstanding cash borrowings and had issued letters of credit totaling $13.2 million under this facility.

18. RELATED PARTY TRANSACTIONS AND RELATIONSHIPS

KCP&L employees manage GMO's business and operate its facilities at cost. These costs totaled $100.9 million for 2010, $102.7 million for 2009 and $41.0 million for 2008, subsequent to the July 14, 2008, acquisition of GMO. Additionally, KCP&L and GMO engage in wholesale electricity transactions with each other. KCP&L and GMO are also authorized to participate in the Great Plains Energy money pool, an internal financing arrangement in which funds may be lent on a short-term basis to KCP&L and GMO. The following table summarizes KCP&L's related party receivables and payables.

	December 31	
	2010	**2009**
	(millions)	
Receivable from GMO	$ 29.6	$ 26.4
Payable to Great Plains Energy Services Incorporated	-	(0.2)
Receivable from Great Plains Energy	13.3	15.1
Receivable from MPS Merchant	0.3	0.9

19. DERIVATIVE INSTRUMENTS

Great Plains Energy and KCP&L are exposed to a variety of market risks including interest rates and commodity prices. Management has established risk management policies and strategies to reduce the potentially adverse effects that the volatility of the markets may have on Great Plains Energy's and KCP&L's operating results. Commodity risk management activities, including the use of certain derivative instruments, are subject to the management, direction and control of an internal risk management committee. Management's interest rate risk management strategy uses derivative instruments to adjust Great Plains Energy's and KCP&L's liability portfolio to optimize the mix of fixed and floating rate debt within an established range. In addition, Great Plains Energy and KCP&L use derivative instruments to hedge against future interest rate fluctuations on anticipated debt issuances. Management maintains commodity price risk management strategies that use derivative instruments to reduce the effects of fluctuations in fuel expense caused by commodity price volatility. Counterparties to commodity derivatives and interest rate swap agreements expose Great Plains Energy and KCP&L to credit loss in the event of nonperformance. This credit loss is limited to the cost of replacing these contracts at current market rates. Derivative instruments, excluding those instruments that qualify for the normal purchase normal sale election, which are accounted for by accrual accounting, are recorded on the balance sheet at fair value as an asset or liability. Changes in the fair value of derivative instruments are recognized currently in net income unless specific hedge accounting criteria are met, except GMO utility operations hedges that are recorded to a regulatory asset or liability consistent with MPSC regulatory orders, as discussed below.

Great Plains Energy and KCP&L have posted collateral, in the ordinary course of business, for the aggregate fair value of all derivative instruments with credit risk-related contingent features that are in a liability position. At December 31, 2010, Great Plains Energy and KCP&L have posted collateral in excess of the aggregate fair value of its derivative instruments; therefore, if the credit risk-related contingent features underlying these agreements were triggered, Great Plains Energy and KCP&L would not be required to post additional collateral to its counterparties.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, signed into law in July 2010, includes provisions related to the swaps and over-the-counter derivative markets. The Companies currently expect that their commodity and interest rate hedges will be exempt from mandatory clearing and exchange trading requirements. Capital and margin requirements for these hedges are expected to be determined over the next year as regulatory agencies implement rules. While the Companies currently do not anticipate this law and the associated regulatory rules to have a material impact on their financial condition, the ultimate impact cannot be reasonably determined until the final rules are issued.

Interest Rate Risk Management

In August 2010, Great Plains Energy issued $250.0 million of long-term debt and settled two FSS simultaneously with the issuance of the long-term fixed rate debt. Great Plains Energy had entered into the two FSS with notional amounts of $125.0 million to hedge against interest rate fluctuations on a portion of the August 2010 debt issuance. The two FSS were treated as cash flow hedges with no ineffectiveness recorded in 2010 or 2009. A pre-tax loss of $6.9 million was recorded to OCI and is being reclassified to interest expense over the life of the three-year debt. At December 31, 2010, $0.9 million of the loss has been reclassified from OCI to interest expense.

In December 2009 and January 2010, Great Plains Energy entered into five FSS with total notional amounts of $350.0 million to hedge against interest rate fluctuations on debt anticipated to be issued in 2011. The five FSS remove a portion of the interest rate variability on $350.0 million of the debt expected to be issued thereby enabling Great Plains Energy to predict with greater assurance its future interest costs on that debt. The five FSS are treated as cash flow hedges with no ineffectiveness in 2010 or 2009. At December 31, 2010, a $20.8 million loss was recorded in OCI for the five FSS. The FSS will settle simultaneously with the issuance of the underlying long-term debt expected to be issued. Any gain or loss on the settlement will be recorded to OCI and reclassified to interest expense over the life of the debt.

Commodity Risk Management

KCP&L's risk management policy is to use derivative instruments to mitigate its exposure to market price fluctuations on a portion of its projected natural gas purchases to meet generation requirements for retail and firm wholesale sales. At December 31, 2010, KCP&L has hedged 66%, 45% and 22%, respectively, of the 2011, 2012 and 2013 projected natural gas usage for retail load and firm MWh sales, primarily by utilizing futures contracts and financial instruments. The fair values of these instruments are recorded as derivative assets or liabilities with an offsetting entry to OCI for the effective portion of the hedge. To the extent the hedges are not effective, any ineffective portion of the change in fair market value would be recorded currently in fuel expense. KCP&L has not recorded any ineffectiveness on natural gas hedges in 2010, 2009 or 2008.

GMO's risk management policy is to use derivative instruments to mitigate price exposure to natural gas price volatility in the market. The fair value of the portfolio relates to financial contracts that will settle against actual purchases of natural gas and purchased power. At December 31, 2010, GMO had financial contracts in place to hedge approximately 67%, 45% and 38% of the expected on-peak natural gas and natural gas equivalent purchased power price exposure for 2011, 2012 and 2013, respectively. In connection with GMO's 2005 Missouri electric rate case, it was agreed that the settlement costs of these contracts would be recognized in fuel expense. The settlement cost is included in GMO's FAC. A regulatory asset has been recorded to reflect the change in the timing of recognition authorized by the MPSC. To the extent recovery of actual costs incurred is allowed, amounts will not impact earnings, but will impact cash flows due to the timing of the recovery mechanism.

MPS Merchant manages the daily delivery of its remaining contractual commitments with economic hedges (non-hedging derivatives) to reduce its exposure to changes in market prices. Within the trading portfolio, MPS Merchant takes certain positions to hedge physical sale or purchase contracts. MPS Merchant records the fair value of physical trading energy contracts as derivative assets or liabilities with an offsetting entry to the consolidated statements of income.

The notional and recorded fair values of open positions for derivative instruments are summarized in the following table. The fair values of these derivatives are recorded on the consolidated balance sheets. The fair values below are gross values before netting agreements and netting of cash collateral.

	December 31			
	2010		2009	
	Notional Contract Amount	Fair Value	Notional Contract Amount	Fair Value
Great Plains Energy	(millions)			
Futures contracts				
Cash flow hedges	$ 4.0	$ -	$ 3.2	$ -
Non-hedging derivatives	59.5	(2.5)	29.8	(0.9)
Forward contracts				
Non-hedging derivatives	202.8	8.9	234.4	9.1
Option contracts				
Cash flow hedges	-	-	2.3	0.2
Non-hedging derivatives	0.2	-	-	-
Anticipated debt issuance				
Forward starting swaps	350.0	(20.8)	362.5	(0.7)
KCP&L				
Futures contracts				
Cash flow hedges	4.0	-	3.2	-
Option contracts				
Cash flow hedges	-	-	2.3	0.2


Form 10-K

The fair value of Great Plains Energy's and KCP&L's open derivative positions are summarized in the following tables. The tables contain derivative instruments designated as hedging instruments as well as derivative instruments not designated as hedging instruments (non-hedging derivatives) under GAAP. The fair values below are gross values before netting agreements and netting of cash collateral.

Great Plains Energy

December 31, 2010	Balance Sheet Classification	Asset Derivatives Fair Value	Liability Derivatives Fair Value
Derivatives Designated as Hedging Instruments		(millions)	
Commodity contracts	Derivative instruments	$ 0.1	$ 0.1
Interest rate contracts	Derivative instruments	-	20.8
Derivatives Not Designated as Hedging Instruments			
Commodity contracts	Derivative instruments	9.4	3.0
Total Derivatives		$ 9.5	$ 23.9
December 31, 2009			
Derivatives Designated as Hedging Instruments			
Commodity contracts	Derivative instruments	$ 0.4	$ 0.2
Interest rate contracts	Derivative instruments	-	0.7
Derivatives Not Designated as Hedging Instruments			
Commodity contracts	Derivative instruments	9.9	1.7
Total Derivatives		$ 10.3	$ 2.6

KCP&L

December 31, 2010	Balance Sheet Classification	Asset Derivatives Fair Value	Liability Derivatives Fair Value
		(millions)	
Derivatives Designated as Hedging Instruments			
Commodity contracts	Derivative instruments	$ 0.1	$ 0.1
December 31, 2009			
Derivatives Designated as Hedging Instruments			
Commodity contracts	Derivative instruments	$ 0.4	$ 0.2

Form 10-K

The following tables summarize the amount of gain (loss) recognized in OCI or earnings for interest rate and commodity hedges.

Great Plains Energy

Derivatives in Cash Flow Hedging Relationship		Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	
	Amount of Gain (Loss) Recognized in OCI on Derivatives (Effective Portion)	Income Statement Classification	Amount
2010	(millions)		(millions)
Interest rate contracts	$ (27.1)	Interest charges	$ (10.1)
Commodity contracts	(0.9)	Fuel	(0.5)
Income tax benefit (expense)	10.8	Income tax benefit (expense)	4.0
Total	$ (17.2)	Total	$ (6.6)
2009			
Interest rate contracts	$ 0.4	Interest charges	$ (8.0)
Commodity contracts	(0.8)	Fuel	(1.1)
Income tax benefit (expense)	0.1	Income tax benefit (expense)	3.5
Total	$ (0.3)	Total	$ (5.6)

KCP&L

Derivatives in Cash Flow Hedging Relationship

	Amount of Gain (Loss) Recognized in OCI on Derivatives (Effective Portion)	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	
		Income Statement Classification	Amount
2010	(millions)		(millions)
Interest rate contracts	$ -	Interest charges	$ (8.8)
Commodity contracts	(0.9)	Fuel	(0.5)
Income tax benefit (expense)	0.3	Income tax benefit (expense)	3.6
Total	$ (0.6)	Total	$ (5.7)
2009			
Interest rate contracts	$ 1.0	Interest charges	$ (7.5)
Commodity contracts	(0.8)	Fuel	(1.1)
Income tax benefit (expense)	(0.1)	Income tax benefit (expense)	3.3
Total	$ 0.1	Total	$ (5.3)

The following table summarizes the amount of gain (loss) recognized in a regulatory balance sheet account or earnings for GMO utility commodity hedges. GMO utility commodity derivatives fair value changes are recorded to either a regulatory asset or liability consistent with MPSC regulatory orders.

Great Plains Energy

Derivatives in Regulatory Account Relationship

	Amount of Gain (Loss) Recognized on Regulatory Account on Derivatives (Effective Portion)	Gain (Loss) Reclassified from Regulatory Account	
		Income Statement Classification	Amount
	(millions)		(millions)
2010			
Commodity contracts	$ (8.2)	Fuel	$ (7.2)
Total	$ (8.2)	Total	$ (7.2)
2009			
Commodity contracts	$ (12.8)	Fuel	$ (20.5)
Total	$ (12.8)	Total	$ (20.5)

Great Plains Energy's income statement reflects a loss for the change in fair value of the MPS Merchant commodity contract derivatives not designated as hedging instruments of $0.2 million for 2010 and a gain of $1.6 million for 2009.

The amounts recorded in accumulated OCI related to the cash flow hedges are summarized in the following table.

	Great Plains Energy December 31		KCP&L December 31	
	2010	2009	2010	2009
	(millions)			
Current assets	$ 12.0	$ 13.3	$ 12.0	$ 13.3
Current liabilities	(101.5)	(84.9)	(71.6)	(81.2)
Noncurrent liabilities	-	(0.5)	-	-
Deferred income taxes	34.8	28.0	23.2	26.4
Total	$ (54.7)	$ (44.1)	$ (36.4)	$ (41.5)

Form 10-K

Great Plains Energy's accumulated OCI in the table above at December 31, 2010, includes $15.6 million that is expected to be reclassified to expenses over the next twelve months. KCP&L's accumulated OCI includes $8.8 million that is expected to be reclassified to expense over the next twelve months.

The amounts reclassified to expenses for 2008 are summarized in the following table.

	2008
Great Plains Energy	(millions)
Fuel expense	$ (2.3)
Interest expense	2.8
Income tax expense	(0.2)
Income (loss) from discontinued operations	
Purchased power expense	(106.1)
Income taxes	43.8
OCI	$ (62.0)
KCP&L	
Fuel expense	$ (2.3)
Interest expense	2.5
OCI	$ 0.2

20. FAIR VALUE MEASUREMENTS

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad categories, giving the highest priority to quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. A definition of the various levels, as well as discussion of the various measurements within the levels, is as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that Great Plains Energy and KCP&L have access to at the measurement date. Assets categorized within this level consist of Great Plains Energy's and KCP&L's various exchange traded derivative instruments and equity and U.S. Treasury securities that are actively traded within KCP&L's decommissioning trust fund and GMO's SERP rabbi trust fund.

Level 2 – Market-based inputs for assets or liabilities that are observable (either directly or indirectly) or inputs that are not observable but are corroborated by market data. Assets and liabilities categorized within this level consist of Great Plains Energy's and KCP&L's various non-exchange traded derivative instruments traded in over-the-counter markets and certain debt securities within KCP&L's decommissioning trust fund and GMO's SERP rabbi trust fund.

Level 3 – Unobservable inputs, reflecting Great Plains Energy's and KCP&L's own assumptions about the assumptions market participants would use in pricing the asset or liability. Assets categorized within this level consist of Great Plains Energy's various non-exchange traded derivative instruments traded in over-the-counter markets and certain debt securities within KCP&L's decommissioning trust fund for which sufficiently observable market data is not available to corroborate the valuation inputs.

Form 10-K

The following tables include Great Plains Energy's and KCP&L's balances of financial assets and liabilities measured at fair value on a recurring basis at December 31, 2010 and 2009.

			Fair Value Measurements Using		
Description	December 31 2010	Netting[d]	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
KCP&L			(millions)		
Assets					
Derivative instruments [a]	$ -	$ (0.1)	$ 0.1	$ -	$ -
Nuclear decommissioning trust [b]					
Equity securities	85.5	-	85.5	-	-
Debt securities					
U.S. Treasury	8.9	-	8.9	-	-
U.S. Agency	4.8	-	-	4.8	-
State and local obligations	2.5	-	-	2.5	-
Corporate bonds	23.7	-	-	23.7	-
Foreign governments	0.7	-	-	0.7	-
Other	0.4	-	-	0.4	-
Total nuclear decommissioning trust	126.5	-	94.4	32.1	-
Total	126.5	(0.1)	94.5	32.1	-
Liabilities					
Derivative instruments [a]	-	(0.1)	0.1	-	-
Total	$ -	$ (0.1)	$ 0.1	$ -	$ -
Other Great Plains Energy					
Assets					
Derivative instruments [a]	$ 8.9	$ (0.5)	$ 0.5	$ 5.2	$ 3.7
SERP rabbi trust [c]					
Equity securities	0.2	-	0.2	-	-
Debt securities	7.0	-	-	7.0	-
Total SERP rabbi trust	7.2	-	0.2	7.0	-
Total	16.1	(0.5)	0.7	12.2	3.7
Liabilities					
Derivative instruments [a]	20.8	(3.0)	3.0	20.8	-
Total	$ 20.8	$ (3.0)	$ 3.0	$ 20.8	$ -
Great Plains Energy					
Assets					
Derivative instruments [a]	$ 8.9	$ (0.6)	$ 0.6	$ 5.2	$ 3.7
Nuclear decommissioning trust [b]	126.5	-	94.4	32.1	-
SERP rabbi trust [c]	7.2	-	0.2	7.0	-
Total	142.6	(0.6)	95.2	44.3	3.7
Liabilities					
Derivative instruments [a]	20.8	(3.1)	3.1	20.8	-
Total	$ 20.8	$ (3.1)	$ 3.1	$ 20.8	$ -

Description	December 31 2009	Netting[d]	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(millions)		
KCP&L					
Assets					
Derivative instruments [a]	$ 0.2	$ (0.2)	$ 0.2	$ 0.2	$ -
Nuclear decommissioning trust [b]					
Equity securities	44.5	-	44.5	-	-
Debt securities					
U.S. Treasury	11.2	-	11.2	-	-
U.S. Agency	3.5	-	-	3.5	-
State and local obligations	3.1	-	-	2.9	0.2
Corporate bonds	18.9	-	-	18.9	-
Foreign governments	0.7	-	-	0.7	-
Other	1.2	-	-	1.2	-
Total nuclear decommissioning trust	83.1	-	55.7	27.2	0.2
Total	83.3	(0.2)	55.9	27.4	0.2
Liabilities					
Derivative instruments [a]	-	(0.2)	-	0.2	-
Total	$ -	$ (0.2)	$ -	$ 0.2	$ -
Other Great Plains Energy					
Assets					
Derivative instruments [a]	$ 9.2	$ (0.7)	$ 0.7	$ 5.1	$ 4.1
SERP rabbi trust [c]					
Equity securities	0.2	-	0.2	-	-
Debt securities	6.9	-	-	6.9	-
Total SERP rabbi trust	7.1	-	0.2	6.9	-
Total	16.3	(0.7)	0.9	12.0	4.1
Liabilities					
Derivative instruments [a]	0.8	(1.6)	1.6	0.8	-
Total	$ 0.8	$ (1.6)	$ 1.6	$ 0.8	$ -
Great Plains Energy					
Assets					
Derivative instruments [a]	$ 9.4	$ (0.9)	$ 0.9	$ 5.3	$ 4.1
Nuclear decommissioning trust [b]	83.1	-	55.7	27.2	0.2
SERP rabbi trust [c]	7.1	-	0.2	6.9	-
Total	99.6	(0.9)	56.8	39.4	4.3
Liabilities					
Derivative instruments [a]	0.8	(1.8)	1.6	1.0	-
Total	$ 0.8	$ (1.8)	$ 1.6	$ 1.0	$ -

(a) The fair value of derivative instruments is estimated using market quotes, over-the-counter forward price and volatility curves and correlations among fuel prices, net of estimated credit risk.

(b) Fair value is based on quoted market prices of the investments held by the fund and/or valuation models. The total does not include $2.7 million and $29.4 million at December 31, 2010 and 2009, respectively, of cash and cash equivalents, which are not subject to the fair value requirements.

(c) Fair value is based on quoted market prices of the investments held by the fund and/or valuation models. The total does not include $14.6 million and $16.2 million at December 31, 2010 and 2009, respectively, of cash and cash equivalents, which are not subject to the fair value requirements.

(d) Represents the difference between derivative contracts in an asset or liability position presented on a net basis by counterparty on the consolidated balance sheet where a master netting agreement exists between the Company and the counterparty. At December 31, 2010 and 2009, Great Plains Energy netted $2.5 million and $0.9 million, respectively, of cash collateral posted with counterparties.


Form 10-K

The following tables reconcile the beginning and ending balances for all level 3 assets and liabilities, net measured at fair value on a recurring basis for 2010 and 2009.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			
	KCP&L	**Other Great Plains Energy**	**Great Plains Energy**
	State & Local Obligations	**Derivative Instruments**	**Total**
		(millions)	
Balance January 1, 2010	$ 0.2	$ 4.1	$ 4.3
Total realized/unrealized gains or (losses)			
Included in non-operating income	-	(12.5)	(12.5)
Sales	(0.2)	-	(0.2)
Settlements	-	12.1	12.1
Balance December 31, 2010	$ -	$ 3.7	$ 3.7
Total unrealized gains and (losses) included in non-operating income relating to assets and liabilities still on the consolidated balance sheet at December 31, 2010	$ -	$ 0.1	$ 0.1

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)						
	KCP&L				Other Great Plains Energy	Great Plains Energy
Description	U.S. Agency	State & Local Obligations	Mortgage Backed Securities	Total	Derivative Instruments	Total
			(millions)			
Balance January 1, 2009	$ 3.9	$ -	$ 2.9	$ 6.8	$ 3.8	$ 10.6
Total realized/unrealized gains or (losses)						
Included in regulatory liability	-	-	1.1	1.1	-	1.1
Included in non-operating income	-	-	-	-	1.2	1.2
Purchase, issuances, and settlements	(3.9)	-	(4.0)	(7.9)	(0.9)	(8.8)
Transfers in and/or out of Level 3	-	0.2	-	0.2	-	0.2
Balance December 31, 2009	$ -	$ 0.2	$ -	$ 0.2	$ 4.1	$ 4.3
Total unrealized gains and (losses) included in non-operating income relating to assets and liabilities still on the consolidated balance sheet at December 31, 2009	$ -	$ -	$ -	$ -	$ 0.8	$ 0.8

Investments in Affordable Housing Limited Partnerships

Nearly all of Great Plains Energy's investments in affordable housing limited partnerships were recorded at cost; the equity method was used for the remainder. Accounting guidance requires entities to evaluate whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment (an impairment indicator). During 2010, an impairment indicator occurred, which required Great Plains Energy to evaluate if its cost method investments in affordable housing limited partnerships were impaired. The value of these investments is derived from tax credits and potential cash distributions from the partnerships upon sales of the underlying properties. All of the tax credits have been received and management does not anticipate receiving any cash distributions from the partnership; therefore, management concluded that the investments were impaired and that the impairment was other than temporary since the partnerships are in the process of liquidating over the next 2 – 3 years. As a result of the evaluation, management concluded that the cost method investments have no value and accordingly, Great Plains Energy recorded an $11.2 million pre-tax impairment loss in non-operating expense on the consolidated income statement.

21. TAXES

Components of income tax expense are detailed in the following tables.

Great Plains Energy	2010	2009	2008
Current income taxes		(millions)	
Federal	$ (7.4)	$ (11.1)	$ (21.0)
State	(4.3)	(0.9)	1.1
Foreign	0.1	1.3	-
Total	(11.6)	(10.7)	(19.9)
Deferred income taxes			
Federal	99.8	(13.6)	3.3
State	24.0	10.0	40.8
Total	123.8	(3.6)	44.1
Noncurrent income taxes			
Federal	(4.8)	8.3	(0.6)
State	(1.8)	1.1	(1.0)
Foreign	0.5	(1.5)	-
Total	(6.1)	7.9	(1.6)
Investment tax credit			
Deferral	(4.2)	37.2	74.2
Amortization	(2.9)	(2.2)	(1.8)
Total	(7.1)	35.0	72.4
Total income tax expense	99.0	28.6	95.0
Less: taxes on discontinued operations			
Current tax expense	-	(1.1)	25.8
Deferred tax expense	-	0.2	4.5
Noncurrent income tax expense	-	-	0.9
Income tax expense on continuing operations	$ 99.0	$ 29.5	$ 63.8

KCP&L	2010	2009	2008
Current income taxes		(millions)	
Federal	$ 5.5	$ 41.2	$ (8.0)
State	1.1	4.8	4.5
Total	6.6	46.0	(3.5)
Deferred income taxes			
Federal	69.8	(41.7)	(38.4)
State	13.4	3.5	30.9
Total	83.2	(38.2)	(7.5)
Noncurrent income taxes			
Federal	(1.6)	3.4	(1.7)
State	(0.3)	(0.1)	(0.3)
Total	(1.9)	3.3	(2.0)
Investment tax credit			
Deferral	(4.2)	37.2	74.2
Amortization	(2.1)	(1.4)	(1.4)
Total	(6.3)	35.8	72.8
Total	$ 81.6	$ 46.9	$ 59.8

Income Tax Expense and Effective Income Tax Rates

Income tax expense and the effective income tax rates reflected in continuing operations in the financial statements and the reasons for their differences from the statutory federal rates are detailed in the following tables.

Great Plains Energy	Income Tax Expense 2010	2009	2008	Income Tax Rate 2010	2009	2008
		(millions)				
Federal statutory income tax	$ 108.7	$ 63.4	$ 64.2	35.0 %	35.0 %	35.0 %
Differences between book and tax depreciation not normalized	(5.2)	(9.9)	(5.4)	(1.7)	(5.5)	(2.9)
Amortization of investment tax credits	(2.9)	(2.2)	(1.8)	(0.9)	(1.2)	(1.0)
Federal income tax credits	(12.5)	(8.0)	(10.2)	(4.1)	(4.4)	(5.6)
State income taxes	11.4	7.9	3.2	3.7	4.4	1.8
Rate change on deferred taxes	-	-	19.3	-	-	10.5
Medicare Part D subsidy legislation	2.8	-	-	0.9	-	-
Changes in uncertain tax positions, net	0.3	(72.1)	0.1	0.1	(39.8)	0.1
GMO transaction costs	-	-	(1.9)	-	-	(1.0)
Valuation allowance	(2.7)	55.8	-	(0.9)	30.8	-
Other	(0.9)	(5.4)	(3.7)	(0.3)	(3.0)	(2.1)
Total	$ 99.0	$ 29.5	$ 63.8	31.8 %	16.3 %	34.8 %

KCP&L	Income Tax Expense 2010	2009	2008	Income Tax Rate 2010	2009	2008
		(millions)				
Federal statutory income tax	$ 85.7	$ 61.5	$ 64.7	35.0 %	35.0 %	35.0 %
Differences between book and tax depreciation not normalized	(4.5)	(7.7)	(5.2)	(1.8)	(4.4)	(2.8)
Amortization of investment tax credits	(2.1)	(1.4)	(1.4)	(0.9)	(0.8)	(0.8)
Federal income tax credits	(8.5)	(7.8)	(9.8)	(3.5)	(4.4)	(5.3)
State income taxes	8.9	5.8	3.8	3.6	3.3	2.1
Medicare Part D subsidy legislation	2.8	-	-	1.1	-	-
Changes in uncertain tax positions, net	-	(0.5)	(0.6)	-	(0.3)	(0.3)
Parent company tax benefits [a]	-	-	(6.7)	-	-	(3.6)
Rate change on deferred taxes	-	-	20.3	-	-	11.0
Other	(0.7)	(3.0)	(5.3)	(0.2)	(1.7)	(3.0)
Total	$ 81.6	$ 46.9	$ 59.8	33.3 %	26.7 %	32.3 %

[a] The tax sharing between Great Plains Energy and its subsidiaries was modified on July 14, 2008. As part of the new agreement, parent company tax benefits are no longer allocated to KCP&L or other subsidiaries.

Great Plains Energy and KCP&L are required to adjust deferred tax assets and liabilities to reflect tax rates that are anticipated to be in effect when timing differences reverse. Due to the 2008 sale of Strategic Energy, L.L.C. (Strategic Energy), the composite tax rate for the companies was expected to increase as a result of the change in composition of states that Great Plains Energy conducts business. Therefore, deferred tax assets and liabilities were adjusted in 2008 to reflect the expected increase in the composite tax rate. The impact of the increase in the composite tax rate on deferred tax assets and liabilities resulted in tax expense for Great Plains Energy and KCP&L of $19.3 million and $20.3 million, respectively, at December 31, 2008.

Deferred Income Taxes
The tax effects of major temporary differences resulting in deferred income tax assets (liabilities) in the consolidated balance sheets are in the following tables.

	Great Plains Energy		KCP&L	
December 31	**2010**	**2009**	**2010**	**2009**
Current deferred income taxes		(millions)		
Net operating loss carryforward	$ -	$ 30.4	$ -	$ -
Other	14.7	7.8	5.6	0.3
Net current deferred income tax asset before valuation allowance	14.7	38.2	5.6	0.3
Valuation allowance	(0.4)	(1.4)	-	-
Net current deferred income tax asset	14.3	36.8	5.6	0.3
Noncurrent deferred income taxes				
Plant related	(975.5)	(854.7)	(711.5)	(631.0)
Income taxes on future regulatory recoveries	(142.6)	(104.5)	(117.2)	(77.6)
Derivative instruments	46.0	39.3	34.4	37.4
Pension and postretirement benefits	(16.3)	(4.5)	2.0	6.5
SO_2 emission allowance sales	30.8	30.3	33.4	34.5
Fuel clause adjustments	(16.6)	(17.6)	(3.2)	0.2
Transition costs	(20.0)	(19.9)	(11.4)	(11.4)
Tax credit carryforwards	204.3	202.4	101.5	97.6
Long-term debt fair value adjustment	19.2	32.5	-	-
Customer demand programs	(23.3)	(16.5)	(17.3)	(13.8)
Net operating loss carryforward	409.2	361.3	1.1	0.6
Other	(7.3)	(1.6)	(3.8)	(2.4)
Net noncurrent deferred tax liability before valuation allowance	(492.1)	(353.5)	(692.0)	(559.4)
Valuation allowance	(26.2)	(28.4)	-	-
Net noncurrent deferred tax liability	(518.3)	(381.9)	(692.0)	(559.4)
Net deferred income tax liability	$ (504.0)	$ (345.1)	$ (686.4)	$ (559.1)

	Great Plains Energy		KCP&L	
December 31	**2010**	**2009**	**2010**	**2009**
		(millions)		
Gross deferred income tax assets	$ 1,140.7	$ 1,126.4	$ 602.4	$ 597.9
Gross deferred income tax liabilities	(1,644.7)	(1,471.5)	(1,288.8)	(1,157.0)
Net deferred income tax liability	$ (504.0)	$ (345.1)	$ (686.4)	$ (559.1)

Tax Credit Carryforwards
At December 31, 2010 and 2009, Great Plains Energy had $102.6 million and $98.7 million, respectively, of federal general business income tax credit carryforwards. At December 31, 2010 and 2009, KCP&L had $101.5 million and $97.6 million, respectively, of federal general business income tax credit carryforwards. The carryforwards for both Great Plains Energy and KCP&L relate primarily to Advanced Coal Investment Tax Credits and Wind Production tax credits and expire in years 2028 to 2030. Approximately $0.5 million of Great Plains Energy's credits are related to Low Income Housing credits that were acquired in the GMO acquisition. Due to federal limitations on the utilization of income tax attributes acquired in the GMO acquisition, management expects these credits to expire unutilized and has provided a valuation allowance against $0.4 million of the federal income tax benefit.

At December 31, 2010 and 2009, Great Plains Energy had $90.0 million and $87.6 million, respectively, of federal alternative minimum tax credit carryforwards. Of this amount, $89.8 million was acquired in the GMO acquisition. These credits do not expire and can be used to reduce taxes paid in the future.

At December 31, 2010 and 2009, Great Plains Energy had $11.8 million and $16.2 million, respectively, of state income tax credit carryforwards. The state income tax credits relate primarily to the Company's Missouri affordable housing investment portfolio, and the carryforwards expire in years 2011 to 2015. Management expects that a portion of these credits will expire unutilized and has provided a valuation allowance against $0.6 million of the state income tax benefit.

Form 10-K

Advanced Coal Credit

In April 2008, KCP&L was notified that its application filed in 2007 for $125.0 million in advanced coal investment tax credits (ITC) was approved by the IRS. The credit is based on the amount of expenses incurred on the construction of Iatan No. 2. Additionally, in order to meet the advanced clean coal standards and avoid forfeiture and/or the recapture of tax credits in the future, KCP&L must meet or exceed certain environmental performance standards for at least five years once the plant is placed in service.

In September 2010, the IRS issued an amended memorandum of understanding to reallocate $17.7 million of the original $125 million of the advanced coal project credits to Empire, meeting the requirements of an arbitration order issued on December 30, 2009. See Note 16 for the related legal proceeding. As a result, Great Plains Energy and KCP&L reduced the amount of advanced coal credit previously recognized. The amount of deferred federal tax expense associated with the reduction in 2010, was $4.2 million. Since the tax laws require KCP&L to reduce income tax expense for ratemaking and financial statement purposes ratably over the life of the plant, Great Plains Energy and KCP&L concurrently recognized a separate deferred advanced coal ITC benefit to offset the current and deferred federal tax expense. Great Plains Energy and KCP&L recognized $0.7 million of ITC in 2010 after the plant was placed in service and will continue to recognize the tax benefits over the life of the plant. At December 31, 2010, Great Plains Energy and KCP&L had $106.6 million of deferred advanced coal ITC.

Net Operating Loss Carryforwards

At December 31, 2010 and 2009, Great Plains Energy had $353.0 million and $337.5 million, respectively, of tax benefits related to federal net operating loss (NOL) carryforwards. Approximately $317.5 million and $320.5 million, at December 31, 2010 and 2009, respectively, are tax benefits related to NOLs that were acquired in the GMO acquisition. The tax benefits for NOLs originating in 2003 are $34.4 million, $152.4 million originating in 2004, $74.1 million originating in 2005, $53.3 million originating in 2006, $1.3 million originating in 2007, $2.5 million originating in 2008, $26.9 million originating in 2009 and $8.1 million originating in 2010. The federal NOL carryforwards expire in years 2023 to 2030.

In addition, Great Plains Energy also had deferred tax benefits of $56.2 million and $54.2 million related to state NOLs as of December 31, 2010 and 2009, respectively. Approximately $49.4 million and $49.9 million at December 31, 2010 and 2009, respectively, were acquired in the GMO acquisition. Management does not expect to utilize $25.7 million of NOLs in state tax jurisdictions where the Company does not expect to operate in the future. Therefore, a valuation allowance has been provided against $25.7 million of state tax benefits.

Valuation Allowances

Great Plains Energy is required to assess the ultimate realization of deferred tax assets using a "more likely than not" assessment threshold. This assessment takes into consideration tax planning strategies within Great Plains Energy's control. As a result of this assessment, Great Plains Energy has established a partial valuation allowance for federal and state tax NOL carryforwards, and tax credit carryforwards.

During 2010 and 2009, $3.2 million of tax benefit and $6.5 million of tax expense, respectively, on continuing operations was recorded and primarily relates to a portion of the valuation allowance against federal and state


Form 10-K

NOL carryforwards. The remaining valuation allowances against federal and state NOL carryforwards and tax credit carryforwards were acquired in the GMO acquisition and were recorded as a part of the purchase accounting entries impacting goodwill.

Uncertain Tax Positions
At December 31, 2010 and 2009, Great Plains Energy had $42.0 million and $51.4 million, respectively, of liabilities related to unrecognized tax benefits. Of these amounts, $17.3 million at December 31, 2010 and 2009, is expected to impact the effective tax rate if recognized. The $9.4 million decrease in unrecognized tax benefits is primarily due to a decrease of $8.6 million of unrecognized tax benefits related to the sale of certain GMO property during 2010.

At December 31, 2008, Great Plains Energy had $97.3 million of liabilities related to unrecognized tax benefits of which $80.2 million is expected to impact the effective rate if recognized. The $45.9 million decrease in unrecognized tax benefits in 2009 was primarily due to a decrease of unrecognized tax benefits of $74.5 million related to the Joint Committee on Taxation approval of the IRS audit for GMO's 2003-2004 tax years, offset by an increase of $11.3 million of unrecognized tax benefits related to prior year tax positions taken on GMO tax returns, and a $20.5 million increase of unrecognized tax benefits related to Great Plains Energy consolidated 2008 and 2009 tax years. The tax benefits recognized related to the 2003-2004 IRS audit were also offset by an increase in valuation allowance for federal and state net operating losses of $56.0 million and a reduction in deferred income tax assets of $2.5 million, which resulted in an increase to net income of $16.0 million in 2009 related to the 2003-2004 IRS audit.

At December 31, 2010 and 2009, KCP&L had $19.1 and $20.9 million, respectively, of liabilities related to unrecognized tax benefits. Of these amounts, $0.3 million at December 31, 2010, and $0.4 million at December 31, 2009, are expected to impact the effective tax rate if recognized. The $1.8 million decrease in unrecognized tax benefits is primarily due to a $2.6 million decrease as a result of the settlements of the IRS audit for the Great Plains Energy consolidated 2005 tax year. At December 31, 2008, KCP&L had $17.6 million of liabilities related to unrecognized tax benefits of which $1.1 million is expected to impact the effective rate if recognized.

The following table reflects activity for Great Plains Energy and KCP&L related to the liability for unrecognized tax benefits.

	Great Plains Energy			KCP&L		
	2010	2009	2008	2010	2009	2008
	(millions)					
Balance at January 1	$ 51.4	$ 97.3	$ 21.9	$ 20.9	$ 17.6	$ 19.6
Additions for current year tax positions	2.7	13.2	5.3	1.3	3.9	3.8
Additions for prior year tax positions	2.1	8.2	2.6	1.5	3.0	2.6
Additions for GMO prior year tax positions	-	11.6	77.0	-	-	-
Reductions for prior year tax positions	(10.6)	(1.3)	(0.8)	(1.6)	(0.8)	(0.7)
Settlements	(3.8)	(76.7)	(8.5)	(2.9)	(2.2)	(7.5)
Statute expirations	(0.3)	(0.7)	(0.2)	(0.1)	(0.6)	(0.2)
Foreign currency translation adjustments	0.5	(0.2)	-	-	-	-
Balance at December 31	$ 42.0	$ 51.4	$ 97.3	$ 19.1	$ 20.9	$ 17.6

Great Plains Energy and KCP&L recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in non-operating expenses. At December 31, 2010, 2009 and 2008, accrued interest related to unrecognized tax benefits for Great Plains Energy was $6.7 million, $5.9 million and $2.6 million, respectively. Amounts accrued for penalties with respect to unrecognized tax benefits was $1.1 million at December 31, 2010 and 2009. In 2010 and 2009, Great Plains Energy recognized an increase of $0.5 million and $1.4 million, respectively, of interest expense related to unrecognized tax benefits. The remaining increase in accrued interest and the penalties of $1.1 million were primarily associated with prior year GMO tax return positions identified and recorded to goodwill. In 2008, Great Plains Energy recognized a reduction in interest expense of $6.6 million.

KCP&L had accrued interest related to unrecognized tax benefits of $1.4 million at December 31, 2010 and $1.7 million at December 31, 2009 and 2008. Amounts accrued for penalties with respect to unrecognized tax benefits for KCP&L are insignificant. In 2010, KCP&L recognized a reduction of $0.3 million of interest expense. In 2008, KCP&L recognized a reduction of $1.7 million of interest expense.

The IRS is currently auditing Great Plains Energy and its subsidiaries for the 2006-2008 tax years and the Company is protesting an audit assessment by the Canada Revenue Authority (CRA) against a former GMO subsidiary for the 2002 tax year. The Company estimates that it is reasonably possible that $18.2 million for Great Plains Energy and $12.2 million for KCP&L of unrecognized tax benefits may be recognized in the next twelve months due to statute expirations or settlement agreements with tax authorities.

Great Plains Energy files a consolidated federal income tax return as well as unitary and combined income tax returns in several state jurisdictions with Kansas and Missouri being the most significant. The Company also files separate company returns in Canada and certain other states.

22. SEGMENTS AND RELATED INFORMATION

Great Plains Energy

Great Plains Energy has one reportable segment based on its method of internal reporting, which generally segregates reportable segments based on products and services, management responsibility and regulation. The one reportable business segment is electric utility, consisting of KCP&L and GMO's regulated utility operations. Other includes GMO activity other than its regulated utility operations, Strategic Energy discontinued operations, unallocated corporate charges, consolidating entries and intercompany eliminations. Intercompany eliminations include insignificant amounts of intercompany financing-related activities. The summary of significant accounting policies applies to the reportable segment. For segment reporting, the segment's income taxes include the effects of allocating holding company tax benefits prior to July 14, 2008. GMO is only included for periods subsequent to the July 14, 2008, date of acquisition. Segment performance is evaluated based on net income attributable to Great Plains Energy.

The following tables reflect summarized financial information concerning Great Plains Energy's reportable segment.

2010	Electric Utility	Other	Great Plains Energy
		(millions)	
Operating revenues	$ 2,255.5	$ -	$ 2,255.5
Depreciation and amortization	(331.6)	-	(331.6)
Interest charges	(143.1)	(41.7)	(184.8)
Income tax (expense) benefit	(123.3)	24.3	(99.0)
Loss from equity investments	-	(1.0)	(1.0)
Net income (loss) attributable to Great Plains Energy	235.3	(23.6)	211.7

2009	Electric Utility	Other	Great Plains Energy
		(millions)	
Operating revenues	$ 1,965.0	$ -	$ 1,965.0
Depreciation and amortization	(302.2)	-	(302.2)
Interest charges	(151.0)	(29.9)	(180.9)
Income tax (expense) benefit	(63.6)	34.1	(29.5)
Loss from equity investments	-	(0.4)	(0.4)
Discontinued operations	-	(1.5)	(1.5)
Net income (loss) attributable to Great Plains Energy	157.8	(7.7)	150.1

2008	Electric Utility	Other	Great Plains Energy
		(millions)	
Operating revenues	$ 1,670.1	$ -	$ 1,670.1
Depreciation and amortization	(235.0)	-	(235.0)
Interest charges	(96.9)	(14.4)	(111.3)
Income tax (expense) benefit	(70.9)	7.1	(63.8)
Loss from equity investments	-	(1.3)	(1.3)
Discontinued operations	-	35.0	35.0
Net income attributable to Great Plains Energy	143.1	11.4	154.5

	Electric Utility	Other	Eliminations	Great Plains Energy
2010		(millions)		
Assets	$ 9,152.7	$ 66.3	$ (400.8)	$ 8,818.2
Capital expenditures	618.1	-	-	618.1
2009				
Assets	$ 8,765.3	$ 152.5	$ (435.0)	$ 8,482.8
Capital expenditures	841.3	-	-	841.3
2008				
Assets	$ 8,161.9	$ 141.7	$ (434.3)	$ 7,869.3
Capital expenditures [a]	1,023.7	1.2	-	1,024.9

[a] Includes capital expenditures from discontinued operations of $0.8 million.

23. DISCONTINUED OPERATIONS

On June 2, 2008, Great Plains Energy completed the sale of Strategic Energy to Direct Energy Services, LLC (Direct Energy), a subsidiary of Centrica plc. Great Plains Energy received gross cash proceeds of $307.7 million, including the base purchase price of $300.0 million, plus a working capital adjustment of $7.7 million. Strategic Energy is reported as discontinued operations for the periods presented.

Under the terms of the purchase agreement with Direct Energy, Great Plains Energy indemnified Direct Energy for various matters, including: breaches of representations, warranties and covenants; funds advanced by Strategic Energy to certain of its channel partners if such funds became uncollectible before December 2, 2009, (approximately $8 million, excluding commission offsets); and losses associated with litigation and other certain claims to the extent such losses exceed $7.5 million in the aggregate.

At December 31, 2008, Great Plains Energy had reserved $2.0 million with respect to the indemnification obligations. Great Plains Energy subsequently reversed this reserve. Additionally, during 2009, Great Plains Energy recorded $3.8 million of gross receipts taxes for periods prior to the sale for which Great Plains Energy indemnified Direct Energy. The following table summarizes the income (loss) from Strategic Energy's discontinued operations.

	2009	2008
	(millions)	
Revenues	$ -	$ 667.4
Income from operations before income taxes [a]	$ -	$ 182.4
Loss on disposal before income taxes	(2.4)	(116.2)
Total income (loss) on discontinued operations before income taxes	(2.4)	66.2
Income tax benefit (expense)	0.9	(31.2)
Income (loss) from discontinued operations, net of income taxes	$ (1.5)	$ 35.0

[a] For 2008, amount includes $189.1 millon of unrealized net gains related to derivative instruments.

24. JOINTLY OWNED ELECTRIC UTILITY PLANTS

Great Plains Energy's and KCP&L's share of jointly owned electric utility plants at December 31, 2010, are detailed in the following tables.

Great Plains Energy

	Wolf Creek Unit	LaCygne Units	Iatan No. 1 Unit	Iatan No. 2 Unit	Iatan Common	Jeffrey Energy Center
			(millions, except MW amounts)			
Great Plains Energy's share	47%	50%	88%	73%	79%	8%
Utility plant in service	$ 1,423.7	$ 410.5	$ 638.9	$ 1,282.4	$ 326.8	$ 151.1
Accumulated depreciation	778.2	298.0	239.9	58.9	16.1	74.8
Nuclear fuel, net	79.2	-	-	-	-	-
Construction work in progress	75.3	48.1	23.4	8.0	23.3	6.4
2011 accredited capacity-MWs	560	709	621	618	NA	173

KCP&L

	Wolf Creek Unit	LaCygne Units	Iatan No. 1 Unit	Iatan No. 2 Unit	Iatan Common
			(millions, except MW amounts)		
KCP&L's share	47%	50%	70%	55%	61%
Utility plant in service	$ 1,423.7	$ 410.5	$ 514.1	$ 973.0	$ 255.0
Accumulated depreciation	778.2	298.0	196.3	56.4	13.9
Nuclear fuel, net	79.2	-	-	-	-
Construction work in progress	75.3	48.1	14.5	7.1	14.4
2011 accredited capacity-MWs	560	709	494	465	NA

Each owner must fund its own portion of the plant's operating expenses and capital expenditures. KCP&L's and GMO's share of direct expenses is included in the appropriate operating expense classifications in Great Plains Energy's and KCP&L's financial statements.

25. QUARTERLY OPERATING RESULTS (UNAUDITED)

	Quarter			
Great Plains Energy	**1st**	**2nd**	**3rd**	**4th**
2010	(millions, except per share amounts)			
Operating revenue	$ 506.9	$ 552.0	$ 728.8	$ 467.8
Operating income	62.0	134.9	243.8	31.6
Net income (loss)	20.3	64.4	132.0	(4.8)
Net income (loss) attributable to Great Plains Energy	20.3	64.3	132.0	(4.9)
Basic earnings (loss) per common share	0.15	0.47	0.97	(0.04)
Diluted earnings (loss) per common share	0.15	0.47	0.96	(0.04)
2009				
Operating revenue	$ 419.2	$ 480.5	$ 587.7	$ 477.6
Operating income	20.9	90.3	151.2	57.7
Income from continuing operations	21.7	36.9	78.4	14.9
Net income	21.7	33.8	79.2	15.7
Net income attributable to Great Plains Energy	21.7	33.7	79.1	15.6
Basic and diluted earnings per common share from continuing operations	0.18	0.28	0.57	0.10
Basic and diluted earnings per common share	0.18	0.26	0.58	0.11

	Quarter			
KCP&L	**1st**	**2nd**	**3rd**	**4th**
2010	(millions)			
Operating revenue	$ 335.6	$ 372.6	$ 486.5	$ 322.4
Operating income	40.5	84.7	163.6	22.6
Net income	19.2	48.2	92.6	3.2
2009				
Operating revenue	$ 277.5	$ 324.8	$ 395.5	$ 320.4
Operating income	14.9	68.2	105.9	43.2
Net income	8.4	34.9	65.6	20.0

Quarterly data is subject to seasonal fluctuations with peak periods occurring in the summer months. In the third and fourth quarters of 2010, Great Plains Energy recorded a $4.0 million and $12.8 million, respectively, pre-tax loss for KCP&L's and GMO's combined share of certain Iatan construction costs. See Note 6 for additional information. In the fourth quarter of 2010, Great Plains Energy recorded an $11.2 million pre-tax impairment loss related to its investments in affordable housing limited partnerships. See Note 20 for additional information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Great Plains Energy Incorporated
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of Great Plains Energy Incorporated and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, common shareholders' equity and noncontrolling interest, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Great Plains Energy Incorporated and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 24, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Kansas City Power & Light Company
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of Kansas City Power & Light Company and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, common shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kansas City Power & Light Company and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 24, 2011

ITEM 9. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

GREAT PLAINS ENERGY

Disclosure Controls and Procedures
Great Plains Energy carried out an evaluation of its disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This evaluation was conducted under the supervision, and with the participation, of Great Plains Energy's management, including the chief executive officer and chief financial officer, and Great Plains Energy's disclosure committee. Based upon this evaluation, the chief executive officer and chief financial officer of Great Plains Energy have concluded as of the end of the period covered by this report that the disclosure controls and procedures of Great Plains Energy were effective at a reasonable assurance level.

Changes in Internal Control Over Financial Reporting
There has been no change in Great Plains Energy's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the quarterly period ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) for Great Plains Energy. Under the supervision and with the participation of Great Plains Energy's chief executive officer and chief financial officer, management evaluated the effectiveness of Great Plains Energy's internal control over financial reporting as of December 31, 2010. Management used for this evaluation the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Management has concluded that, as of December 31, 2010, Great Plains Energy's internal control over financial reporting is effective based on the criteria set forth in the COSO framework. Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements included in this annual report on Form 10-K, has issued its attestation report on Great Plains Energy's internal control over financial reporting, which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Great Plains Energy Incorporated
Kansas City, Missouri

We have audited the internal control over financial reporting of Great Plains Energy Incorporated and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2010, of the Company and our report dated February 24, 2011 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 24, 2011

KCP&L

Disclosure Controls and Procedures
KCP&L carried out an evaluation of its disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act). This evaluation was conducted under the supervision, and with the participation, of KCP&L's management, including the chief executive officer and chief financial officer, and KCP&L's disclosure committee. Based upon this evaluation, the chief executive officer and chief financial officer of KCP&L have concluded as of the end of the period covered by this report that the disclosure controls and procedures of KCP&L were effective at a reasonable assurance level.

Changes in Internal Control Over Financial Reporting
There has been no change in KCP&L's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the quarterly period ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) for KCP&L. Under the supervision and with the participation of KCP&L's chief executive officer and chief financial officer, management evaluated the effectiveness of KCP&L's internal control over financial reporting as of December 31, 2010. Management used for this evaluation the framework in *Internal Control – Integrated Framework* issued by the COSO of the Treadway Commission.

Management has concluded that, as of December 31, 2010, KCP&L's internal control over financial reporting is effective based on the criteria set forth in the COSO framework. Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements included in this annual report on Form 10-K, has issued its attestation report on KCP&L's internal control over financial reporting, which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Kansas City Power & Light Company
Kansas City, Missouri



We have audited the internal control over financial reporting of Kansas City Power & Light Company and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010, of the Company and our report dated February 24, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 24, 2011

ITEM 9B. OTHER INFORMATION

Extension of Accounts Receivable Facility
The following information is provided in this Annual Report in lieu of reporting such information under Item 1.01, Entry into a Material Definitive Agreement, of Form 8-K.

KCP&L, Receivables Company, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch (Agent) and Victory Receivables Corporation (Purchaser) are parties to a certain Receivables Sale Agreement, dated as of July 1, 2005, as previously amended (as amended, the "RSA"). Pursuant to the RSA and associated agreements, KCP&L sells all of its retail electric accounts receivable to its wholly owned subsidiary, Receivables Company, which in turn sells an undivided percentage ownership interest in the accounts receivable to the Purchaser. On February 23, 2011, the parties entered into an amendment to the RSA, extending the termination date of the RSA from May 4, 2011 to October 31, 2011.

The Agent and an affiliate are lenders under revolving credit agreements with Great Plains Energy, KCP&L and GMO aggregating to $1.25 billion. An affiliate of the Agent is trustee under indentures associated with all of GMO's long-term debt. The Agent and certain of its affiliates have provided, and in the future may continue to provide, investment banking, commercial banking and/or other financial services, including the provision of credit facilities, to Great Plains Energy, KCP&L and/or their affiliates in the ordinary course of business for which they have received and may in the future receive customary compensation.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Great Plains Energy Directors
The information required by this item is incorporated by reference from the Great Plains Energy 2011 Proxy Statement (Proxy Statement), which will be filed with the SEC no later than April 30, 2011:

- Information regarding the directors of Great Plains Energy required by this item is contained in the Proxy Statement section titled "Election of Directors."
- Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this item is contained in the Proxy Statement section titled "Security Ownership of Certain Beneficial Owners, Directors and Officers - Section 16(a) Beneficial Ownership Reporting Compliance."
- Information regarding the Audit Committee of Great Plains Energy required by this item is contained in the Proxy Statement section titled "Corporate Governance – Committees of the Board."

Great Plains Energy and KCP&L Executive Officers
Information required by this item regarding the executive officers of Great Plains Energy and KCP&L is contained in this report in the Part I, Item 1 section titled "Executive Officers."


Form 10-K

Great Plains Energy and KCP&L Code of Ethical Business Conduct
The Company has adopted a Code of Ethical Business Conduct (Code), which applies to all directors, officers and employees of Great Plains Energy, KCP&L and their subsidiaries. The Code is posted on the corporate governance page of the Internet websites at www.greatplainsenergy.com and www.kcpl.com. A copy of the Code is available, without charge, upon written request to Corporate Secretary, Great Plains Energy Incorporated, 1200 Main St., Kansas City, Missouri 64105. Great Plains Energy and KCP&L intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of the Code that applies to the principal executive officer, principal financial officer, principal accounting officer or controller of those companies by posting such information on the corporate governance page of the Internet websites.

Other KCP&L Information
The other information required by this item regarding KCP&L has been omitted in reliance on General Instruction (I).

ITEM 11. EXECUTIVE COMPENSATION

Great Plains Energy
The information required by this item contained in the sections titled "Executive Compensation," "Director Compensation," "Compensation Discussion and Analysis", "Compensation Committee Report" and "Director Independence – Compensation Committee Interlocks and Insider Participation" of the Proxy Statement is incorporated by reference.

KCP&L
The information required by this item regarding KCP&L has been omitted in reliance on General Instruction (I).

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Great Plains Energy
The information required by this item regarding security ownership of the directors and executive officers of Great Plains Energy contained in the section titled "Security Ownership of Certain Beneficial Owners, Directors and Officers" of the Proxy Statement is incorporated by reference.

KCP&L
The information required by this item regarding KCP&L has been omitted in reliance on General Instruction (I).

Equity Compensation Plans
Great Plains Energy's Long-Term Incentive Plan is an equity compensation plan approved by its shareholders. The Long-Term Incentive Plan permits the grant of restricted stock, stock options, limited stock appreciation rights, director shares, director deferred share units and performance shares to directors, officers and other employees of Great Plains Energy and KCP&L.

Effective with the July 14, 2008 acquisition of GMO, Great Plains Energy assumed GMO's equity compensation plans. Stock options outstanding under those plans at the time of acquisition were converted into Great Plains Energy stock options. Great Plains Energy has not issued, and does not intend to issue, any new grants or awards under the assumed plans.

KCP&L does not have an equity compensation plan; however, KCP&L officers and certain employees participate in Great Plains Energy's Long-Term Incentive Plan. The GMO incentive plans that were assumed by Great Plains Energy upon the acquisition include stock options held by certain KCP&L employees that were issued prior to the acquisition.

The following table provides information, as of December 31, 2010, regarding the number of common shares to be issued upon exercise of outstanding options, warrants and rights, their weighted average exercise price, and the number of shares of common stock remaining available for future issuance. The table excludes shares issued or issuable under Great Plains Energy's defined contribution savings plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders			
Great Plains Energy Long-Term Incentive Plan	531,449 (1)	$ 25.58 (2)	2,742,120
GMO incentive plans (stock options)	138,179	35.54	142,968
Equity compensation plans not approved by security holders	-	-	-
Total	669,628	$ 32.51 (2)	2,885,088

(1) Includes 431,784 performance shares at target performance levels, options for 60,602 shares of Great Plains Energy common stock and director deferred share units for 39,063 shares of Great Plains Energy common stock outstanding at December 31, 2010.

(2) The 431,784 performance shares and director deferred share units for 39,063 shares of Great Plains Energy common stock have no exercise price and therefore are not reflected in the weighted average exercise price.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Great Plains Energy

The information required by this item contained in the section titled "Director Independence" and "Related Party Transactions" of the Proxy Statement is incorporated by reference.

KCP&L

The information required by this item regarding KCP&L has been omitted in reliance on General Instruction (I).

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Great Plains Energy

The information required by this item regarding the independent auditors of Great Plains Energy and its subsidiaries contained in the section titled "Ratification of Appointment of Independent Auditors" of the Proxy Statement is incorporated by reference.

Form 10-K

KCP&L
The Audit Committee of the Great Plains Energy Board functions as the Audit Committee of KCP&L. The following table sets forth the aggregate fees billed by Deloitte & Touche LLP for audit services rendered in connection with the consolidated financial statements and reports for 2010 and 2009 and for other services rendered during 2010 and 2009 on behalf of KCP&L, as well as all out-of-pocket costs incurred in connection with these services:

Fee Category	2010	2009
Audit Fees	$ 1,098,722	$ 1,082,677
Audit-Related Fees	104,169	88,744
Tax Fees	112,058	141,472
All Other Fees	-	-
Total Fees	$ 1,314,949	$ 1,312,893

Audit Fees: Consists of fees billed for professional services rendered for the audits of the annual consolidated financial statements of KCP&L and reviews of the interim condensed consolidated financial statements included in quarterly reports. Audit fees also include: services provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements; audit reports on audits of the effectiveness of internal control over financial reporting and on management's assessment of the effectiveness of internal control over financial reporting and other attest services, except those not required by statute or regulation; services related to filings with the SEC, including comfort letters, consents and assistance with and review of documents filed with the SEC; and accounting research in support of the audit.

Audit-Related Fees: Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of consolidated financial statements of KCP&L and are not reported under "Audit Fees". These services include consultation concerning financial accounting and reporting standards.

Tax Fees: Consists of fees billed for tax compliance and related support of tax returns and other tax services, including assistance with tax audits, and tax research and planning.

All Other Fees: Consists of fees for all other services other than those described above.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors
The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm to KCP&L. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted for KCP&L policies and procedures for the pre-approval of services provided by the independent registered public accounting firm. Under these policies and procedures, the Audit Committee may pre-approve certain types of services, up to aggregate fee levels established by the Audit Committee. Any proposed service within a pre-approved type of service that would cause the applicable fee level to be exceeded cannot be provided unless the Audit Committee either amends the applicable fee level or specifically approves the proposed service. Pre-approval is generally provided for up to one year, unless the Audit Committee specifically provides for a different period. The Audit Committee receives reports at each regular meeting regarding the pre-approved services performed by the independent auditor. The Chairman of the Audit Committee may between meetings pre-approve audit and non-audit services provided by the independent auditor, and report such pre-approval at the next Audit Committee meeting.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements


Form 10-K

Financial Statement Schedules

Form 10-K

Exhibits

Great Plains Energy Documents

Exhibit Number		Description of Document	*Registrant*
2.1	*	Agreement and Plan of Merger among Aquila, Inc., Great Plains Energy Incorporated, Gregory Acquisition Corp., and Black Hills Corporation dated as of February 6, 2007 (Exhibit 2.1 to Form 8-K filed on February 8, 2007).	Great Plains Energy
2.2	*	Mutual Notice of Extension among Aquila, Inc., Great Plains Energy Incorporated, Gregory Acquisition Corp., and Black Hills Corporation dated as of January 31, 2008 (Exhibit 2.1.2 to Form 10-K for the year ended December 31, 2007).	Great Plains Energy
2.3	*	Mutual Notice of Extension among Aquila, Inc., Great Plains Energy Incorporated, Gregory Acquisition Corp., and Black Hills Corporation dated as of April 29, 2008 (Exhibit 10.1 to Form 8-K filed on April 30, 2008).	Great Plains Energy
3.1	*	Articles of Incorporation of Great Plains Energy Incorporated, as amended effective May 7, 2009 (Exhibit 3.1.1 to Form 10-Q for the quarter ended March 31, 2009).	Great Plains Energy
3.2	*	By-laws of Great Plains Energy Incorporated, as amended May 4, 2010 (Exhibit 3.1 to Form 8-K filed on May 5, 2010).	Great Plains Energy
3.3		Restated Articles of Incorporation of Kansas City Power & Light Company, restated as of October 26, 2010.	KCP&L
3.4	*	By-laws of Kansas City Power & Light Company, as amended April 1, 2008 (Exhibit 3.2 to Form 8-K filed on April 7, 2008).	KCP&L
4.1	*	Indenture, dated June 1, 2004, between Great Plains Energy Incorporated and BNY Midwest Trust Company, as Trustee (Exhibit 4.4 to Form 8-A/A filed on June 14, 2004).	Great Plains Energy
4.2	*	First Supplemental Indenture, dated June 14, 2004, between Great Plains Energy Incorporated and BNY Midwest Trust Company, as Trustee (Exhibit 4.5 to Form 8-A/A filed on June 14, 2004).	Great Plains Energy
4.3	*	Second Supplemental Indenture dated as of September 25, 2007, between Great Plains Energy Incorporated and The Bank of New York Trust Company, N.A., as trustee (Exhibit 4.1 to Form 8-K filed on September 26, 2007).	Great Plains Energy
4.4	*	Third Supplemental Indenture dated as of August 13, 2010 between Great Plains Energy Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Form 8-K filed on August 13, 2010).	Great Plains Energy
4.5	*	Subordinated Indenture dated as of May 18, 2009 between Great Plains Energy Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Form 8-K filed on May 19, 2009).	Great Plains Energy

4.6	*	Supplemental Indenture No. 1 dated as of May 18, 2009 between Great Plains Energy Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.2 to Form 8-K filed on May 19, 2009).	Great Plains Energy
4.7	*	Purchase Contract and Pledge Agreement dated as of May 18, 2009 among Great Plains Energy Incorporated, The Bank of New York Mellon Trust Company, N.A., as purchase contract agent and The Bank of New York Mellon Trust Company, N.A., as collateral agent, custodial agent and securities intermediary (Exhibit 4.3 to Form 8-K filed on May 19, 2009).	Great Plains Energy
4.8	*	Indenture, dated as of August 24, 2001, between Aquila, Inc. and BankOne Trust Company, N.A., as Trustee (Exhibit 4(d) to Registration Statement on Form S-3 (File No. 333-68400) filed by Aquila, Inc. on August 27, 2001).	Great Plains Energy
4.9	*	Second Supplemental Indenture, dated as of July 3, 2002, between Aquila, Inc. and BankOne Trust Company, N.A., as Trustee related to 11.875% Senior Notes due July 1, 2012 (Exhibit 4(c) to Form S-4 (File No. 333-100204) filed by Aquila, Inc. on September 30, 2002).	Great Plains Energy
4.10	*	General Mortgage and Deed of Trust dated as of December 1, 1986, between Kansas City Power & Light Company and UMB Bank, n.a. (formerly United Missouri Bank of Kansas City, N.A.), Trustee (Exhibit 4-bb to Form 10-K for the year ended December 31, 1986).	Great Plains Energy KCP&L
4.11	*	Fifth Supplemental Indenture dated as of September 15, 1992, to Indenture dated as of December 1, 1986 (Exhibit 4-a to Form 10-Q for the quarter ended September 30, 1992).	Great Plains Energy KCP&L
4.12	*	Seventh Supplemental Indenture dated as of October 1, 1993, to Indenture dated as of December 1, 1986 (Exhibit 4-a to Form 10-Q for the quarter ended September 30, 1993).	Great Plains Energy KCP&L
4.13	*	Eighth Supplemental Indenture dated as of December 1, 1993, to Indenture dated as of December 1, 1986 (Exhibit 4 to Registration Statement, Registration No. 33-51799).	Great Plains Energy KCP&L
4.14	*	Eleventh Supplemental Indenture dated as of August 15, 2005, to the General Mortgage and Deed of Trust dated as of December 1, 1986, between Kansas City Power & Light Company and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), Trustee (Exhibit 4.2 to Form 10-Q for the quarter ended September 30, 2005).	Great Plains Energy KCP&L
4.15	*	Twelfth Supplemental Indenture, dated as of March 1, 2009, to the General Mortgage and Deed of Trust dated as of December 1, 1986, between Kansas City Power & Light Company and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), Trustee (Exhibit 4.2 to Form 8-K filed on March 24, 2009).	Great Plains Energy KCP&L

Form 10-K

4.16	*	Thirteenth Supplemental Indenture, dated as of March 1, 2009, to the General Mortgage and Deed of Trust dated as of December 1, 1986, between Kansas City Power & Light Company and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), Trustee (Exhibit 4.3 to Form 8-K filed on March 24, 2009).	Great Plains Energy KCP&L
4.17	*	Fourteenth Supplemental Indenture, dated as of March 1, 2009, to the General Mortgage and Deed of Trust dated as of December 1, 1986, between Kansas City Power & Light Company and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), Trustee (Exhibit 4.4 to Form 8-K filed on March 24, 2009).	Great Plains Energy KCP&L
4.18	*	Indenture dated as of December 1, 2000, between Kansas City Power & Light Company and The Bank of New York (Exhibit 4-a to Form 8-K filed on December 18, 2000).	Great Plains Energy KCP&L
4.19	*	Term sheet for $150 million aggregate principal amount of 6.50% Senior Notes due November 15, 2011 (Exhibit 4-b to Form 8-K filed on November 19, 2001).	Great Plains Energy KCP&L
4.20	*	Indenture dated March 1, 2002 between The Bank of New York and Kansas City Power & Light Company (Exhibit 4.1.b. to Form 10-Q for the quarter ended March 31, 2002).	Great Plains Energy KCP&L
4.21	*	Supplemental Indenture No. 1 dated as of November 15, 2005, to Indenture dated March 1, 2002 between The Bank of New York and Kansas City Power & Light Company (Exhibit 4.2.j to Form 10-K for the year ended December 31, 2005).	Great Plains Energy KCP&L
4.22	*	Indenture dated as of May 1, 2007, between Kansas City Power & Light Company and The Bank of New York Trust Company, N.A., as trustee (Exhibit 4.1 to Form 8-K filed on June 4, 2007).	Great Plains Energy KCP&L
4.23	*	Supplemental Indenture No. 1 dated as of June 4, 2007 between Kansas City Power & Light Company and The Bank of New York Trust Company, N.A., as trustee (Exhibit 4.2 to Form 8-K filed on June 4, 2007).	Great Plains Energy KCP&L
4.24	*	Supplemental Indenture No. 2 dated as of March 11, 2008, between Kansas City Power & Light Company and The Bank of New York Trust Company, N.A., as trustee (Exhibit 4.2 to Form 8-K filed on March 11, 2008).	Great Plains Energy KCP&L
10.1	*+	Amended Long-Term Incentive Plan, effective as of May 7, 2002 (Exhibit 10.1.a to Form 10-K for the year ended December 31, 2002).	Great Plains Energy KCP&L
10.2	*+	Great Plains Energy Incorporated Long-Term Incentive Plan as amended May 1, 2007 (Exhibit 10.1 to Form 8-K filed on May 4, 2007).	Great Plains Energy KCP&L
10.3	*+	Great Plains Energy Incorporated Long-Term Incentive Plan Awards Standards and Performance Criteria Effective as of May 6, 2008 (Exhibit 10.1.25 to Form 10-Q for the quarter ended June 30, 2008).	Great Plains Energy KCP&L

10.4	*+	Great Plains Energy Incorporated Long-Term Incentive Plan awards Standards and Performance Criteria effective as of January 1, 2009 (Exhibit 10.1.6 to Form 10-Q for the quarter ended June 30, 2009).	Great Plains Energy KCP&L
10.5	*+	Great Plains Energy Incorporated Long-Term Incentive Plan Awards Standards and Performance Criteria Effective as of January 1, 2010 (Exhibit 10.1.3 to Form 10-Q for the quarter ended March 31, 2010).	Great Plains Energy KCP&L
10.6	*+	Form of Restricted Stock Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.1.6 to Form 10-K for the year ended December 31, 2006).	Great Plains Energy KCP&L
10.7	*+	Form of 2008 Restricted Stock Agreement (Exhibit 10.1.20 to Form 10-Q for the quarter ended June 30, 2008).	Great Plains Energy KCP&L
10.8	*+	Form of Restricted Stock Agreement between Great Plains Energy Incorporated and grantee dated May 5, 2009 (Exhibit 10.1.5 to Form 10-Q for the quarter ended June 30, 2009).	Great Plains Energy KCP&L
10.9	*+	Form of 2007 three-year Performance Share Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 for Great Plains Energy and KCP&L officers (Exhibit 10.1.10 to Form 10-K for the year ended December 31, 2006).	Great Plains Energy KCP&L
10.10	*+	Form of Amendment to Performance Share Agreement dated May 5, 2009, between Great Plains Energy Incorporated and grantee, amending Performance Share Agreement dated February 6, 2007 (Exhibit 10.1.2 to Form 10-Q for the quarter ended March 31, 2009).	Great Plains Energy KCP&L
10.11	*+	Form of 2008 three-year Performance Share Agreement (Exhibit 10.1.21 to Form 10-Q for the quarter ended June 30, 2008).	Great Plains Energy KCP&L
10.12	*+	Form of Amendment to Performance Share Agreement dated May 5, 2009, between Great Plains Energy Incorporated and grantee, amending Performance Share Agreement dated May 6, 2008 (Exhibit 10.1.3 to Form 10-Q for the quarter ended March 31, 2009).	Great Plains Energy KCP&L
10.13	*+	Form of Performance Share Agreement between Great Plains Energy Incorporated and grantee dated May 5, 2009 (Exhibit 10.1.4 to Form 10-Q for the quarter ended March 31, 2009).	Great Plains Energy KCP&L
10.14	*+	Form of 2001 and 2002 Nonqualified Stock Option Agreement (Exhibit 10.1.13 to Form 10-K for the year ended December 31, 2009).	Great Plains Energy KCP&L
10.15	*+	Form of 2003 Nonqualified Stock Option Agreement (Exhibit 10.1.14 to Form 10-K for the year ended December 31, 2009).	Great Plains Energy KCP&L
10.16	*+	Form of Amendment to 2003 Stock Option Grants (Exhibit 10.1.9 to Form 10-Q for the quarter ended September 30, 2007).	Great Plains Energy KCP&L
10.17	*+	Form of 2010 three-year Performance Share Agreement (Exhibit 10.1.1 to Form 10-Q for the quarter ended March 31, 2010).	Great Plains Energy KCP&L

Form 10-K

10.18	*+	Form of 2010 Restricted Stock Agreement (Exhibit 10.1.2 to Form 10-Q for the quarter ended March 31, 2010).	Great Plains Energy KCP&L
10.19	*+	Aquila, Inc. 2002 Omnibus Incentive Compensation Plan (Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2002, filed by Aquila, Inc.).	Great Plains Energy
10.20	*+	Great Plains Energy Incorporated and Kansas City Power & Light Company Annual Incentive Plan Award Standards and Performance Criteria amended effective as of January 1, 2009 (Exhibit 10.1.7 to Form 10-Q for the quarter ended March 31, 2009).	Great Plains Energy KCP&L
10.21	*+	Great Plains Energy Incorporated, Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company Annual Incentive Plan amended effective as of January 1, 2010 (Exhibit 10.1.4 to Form 10-Q for the quarter ended March 31, 2010).	Great Plains Energy KCP&L
10.22	*+	Form of Indemnification Agreement with each officer and director (Exhibit 10-f to Form 10-K for year ended December 31, 1995).	Great Plains Energy KCP&L
10.23	*+	Form of Conforming Amendment to Indemnification Agreement with each officer and director (Exhibit 10.1.a to Form 10-Q for the quarter ended March 31, 2003).	Great Plains Energy KCP&L
10.24	*+	Form of Indemnification Agreement with each director and officer (Exhibit 10.1 to Form 8-K filed on December 8, 2008).	Great Plains Energy KCP&L
10.25	*+	Form of Indemnification Agreement with officers and directors (Exhibit 10.1.p to Form 10-K for the year ended December 31, 2005).	Great Plains Energy KCP&L
10.26	*+	Form of Change in Control Severance Agreement with Michael J. Chesser (Exhibit 10.1.a to Form 10-Q for the quarter ended September 30, 2006).	Great Plains Energy KCP&L
10.27	*+	Form of Change in Control Severance Agreement with William H. Downey (Exhibit 10.1.b to Form 10-Q for the quarter ended September 30, 2006).	Great Plains Energy KCP&L
10.28	*+	Form of Change in Control Severance Agreement with John R. Marshall (Exhibit 10.1.c to Form 10-Q for the quarter ended September 30, 2006).	Great Plains Energy KCP&L
10.29	*+	Form of Change in Control Severance Agreement with other executive officers of Great Plains Energy Incorporated and Kansas City Power & Light Company (Exhibit 10.1.e to Form 10-Q for the quarter ended September 30, 2006).	Great Plains Energy KCP&L
10.30	*+	Great Plains Energy Incorporated Supplemental Executive Retirement Plan (As Amended and Restated for I.R.C. §409A) (Exhibit 10.1.10 to Form 10-Q for the quarter ended September 30, 2007).	Great Plains Energy KCP&L

10.31	*+	Great Plains Energy Incorporated Supplemental Executive Retirement Plan (As Amended and Restated for I.R.C. §409A), as amended February 10, 2009 (Exhibit 10.1.29 to Form 10-K for the year ended December 31, 2008).	Great Plains Energy KCP&L
10.32	*+	Great Plains Energy Incorporated Supplemental Executive Retirement Plan (As Amended and Restated for I.R.C. §409A), as amended December 8, 2009 (Exhibit 10.1.27 to Form 10-K for the year ended December 31, 2009).	Great Plains Energy KCP&L
10.33	*+	Great Plains Energy Incorporated Nonqualified Deferred Compensation Plan (As Amended and Restated for I.R.C. §409A) (Exhibit 10.1.11 to Form 10-Q for the quarter ended September 30, 2007).	Great Plains Energy KCP&L
10.34	*+	Great Plains Energy Incorporated Nonqualified Deferred Compensation Plan (As Amended and Restated for I.R.C. §409A) , amended effective January 1, 2010 (Exhibit 10.1.5 to Form 10-Q for the quarter ended March 31, 2010).	Great Plains Energy KCP&L
10.35	+	Description of Compensation Arrangements with Directors and Certain Executive Officers.	Great Plains Energy KCP&L
10.36	*+	Letter regarding enhanced supplemental retirement and severance benefit for William H. Downey, dated August 5, 2008 (Exhibit 10.1.23 to Form 10-Q for the quarter ended June 30, 2008).	Great Plains Energy KCP&L
10.37	*+	Employment offer letters to Michael J. Chesser dated September 10 and September 16, 2003 (Exhibit 10.1.35 to Form 10-K for the year ended December 31, 2008).	Great Plains Energy KCP&L
10.38	*+	Bonus Agreement dated as of May 5, 2009 between Great Plains Energy Incorporated and Michael J. Chesser (Exhibit 10.1.10 to Form 10-Q for the quarter ended June 30, 2009).	Great Plains Energy KCP&L
10.39	*+	Discretionary Bonus Agreement dated as of May 5, 2009 between Great Plains Energy Incorporated and Terry Bassham (Exhibit 10.1.11 to Form 10-Q for the quarter ended June 30, 2009).	Great Plains Energy KCP&L
10.40	*+	Discretionary Bonus Agreement dated as of May 5, 2009 between Great Plains Energy Incorporated and Barbara B. Curry (Exhibit 10.1.35 to Form 10-K for the year ended December 31, 2009).	Great Plains Energy KCP&L
10.41	*+	Employment offer letter to John R. Marshall dated April 7, 2005 (Exhibit 10.2.21 to Form 10-K for the year ended December 31, 2008).	Great Plains Energy KCP&L
10.42	*+	Retirement and Consulting Agreement among Great Plains Energy Incorporated, Kansas City Power & Light Company, KCP&L Greater Missouri Operations Company and John R. Marshall (Exhibit 10.1 to Form 8-K filed on May 5, 2010).	Great Plains Energy KCP&L
10.43	*+	Consulting Services Assignment and Assumption Agreement between John R. Marshall and Coastal Partners Inc. (Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2010).	Great Plains Energy KCP&L

Form 10-K

10.44	*+	Retirement and Consulting Agreement among Great Plains Energy Incorporated, Kansas City Power & Light Company, KCP&L Greater Missouri Operations Company and Barbara B. Curry (Exhibit 10.1 to Form 8-K filed on May 5, 2010).	Great Plains Energy KCP&L
10.45	+	Agreement among Great Plains Energy Incorporated, Kansas City Power & Light Company, KCP&L Greater Missouri Operations Company and William G. Riggins dated as of October 26, 2010.	Great Plains Energy KCP&L
10.46	*+	Agreement between Kansas City Power & Light Company and Stephen T. Easley dated December 2, 2008 (Exhibit 10.2.20 to Form 10-K for the year ended December 31, 2008).	Great Plains Energy KCP&L
10.47	*	Asset Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated, and Gregory Acquisition Corp., dated February 6, 2007 (Exhibit 10.1 to Form 8-K filed on February 8, 2007).	Great Plains Energy
10.48	*	Partnership Interests Purchase Agreement by and among Aquila, Inc., Aquila Colorado, LLC, Black Hills Corporation, Great Plains Energy Incorporated, and Gregory Acquisition Corp., dated February 6, 2007 (Exhibit 10.2 to Form 8-K filed on February 8, 2007).	Great Plains Energy
10.49	*	Letter Agreement dated as of June 29, 2007 to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated, and Gregory Acquisition Corp., dated February 6, 2007 (Exhibit 10.1.1 to Form 10-Q for the quarter ended June 30, 2007).	Great Plains Energy
10.50	*	Letter Agreement dated as of August 31, 2007, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.4 to Form 10-Q for the quarter ended September 30, 2007).	Great Plains Energy
10.51	*	Letter Agreement dated as of September 28, 2007, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.5 to Form 10-Q for the quarter ended September 30, 2007).	Great Plains Energy
10.52	*	Letter Agreement dated as of October 3, 2007, to Agreement and Plan of Merger, Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.6 to Form 10-Q for the quarter ended September 30, 2007).	Great Plains Energy
10.53	*	Letter Agreement dated as of November 30, 2007, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.40 to Form 10-K for the year ended December 31, 2007).	Great Plains Energy

10.54	*	Letter Agreement dated as of January 30, 2008, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.41 to Form 10-K for the year ended December 31, 2007).	Great Plains Energy
10.55	*	Letter Agreement dated as of February 28, 2008, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.3 to Form 10-Q for the quarter ended March 31, 2008).	Great Plains Energy
10.56	*	Letter Agreement dated as of March 28, 2008, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.4 to Form 10-Q for the quarter ended March 31, 2008).	Great Plains Energy
10.57	*	Letter Agreement dated as of April 28, 2008, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.5 to Form 10-Q for the quarter ended March 31, 2008).	Great Plains Energy
10.58	*	Letter Agreement dated as of May 29, 2008, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.5 to Form 10-Q for the quarter ended June 30, 2008).	Great Plains Energy
10.59	*	Letter Agreement dated as of June 19, 2008, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.6 to Form 10-Q for the quarter ended June 30, 2008).	Great Plains Energy
10.60	*	Letter Agreement dated as of June 27, 2008, to Asset Purchase Agreement and Partnership Interests Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated and Gregory Acquisition Corp. (Exhibit 10.1.7 to Form 10-Q for the quarter ended June 30, 2008).	Great Plains Energy
10.61	*	Joint Motion and Settlement Agreement dated as of February 26, 2008, among Great Plains Energy Incorporated, Kansas City Power & Light Company, the Kansas Corporation Commission Staff, the Citizens' Utility Ratepayers Board, Aquila, Inc. d/b/a Aquila Networks, Black Hills Corporation, and Black Hills/Kansas Gas Utility Company, LLC (Exhibit 10.1.7 to Form 10-Q for the quarter ended March 31, 2008).	Great Plains Energy KCP&L
10.62	*	Purchase Agreement, dated as of April 1, 2008, by and among Custom Energy Holdings, L.L.C., Direct Energy Services, LLC and Great Plains Energy Incorporated (Exhibit 10.1 to Form 8-K filed on April 2, 2008).	Great Plains Energy

Form 10-K

Form 10-K

10.63	*	Credit Agreement dated as of August 9, 2010 among Great Plains Energy Incorporated, Certain Lenders, Bank of America, N.A., as Administrative Agent, and Union Bank, N.A. and Wells Fargo Bank, National Association, as Syndication Agents, Barclays Bank PLC and U.S. Bank National Association, as Documentation Agents, Banc of America Securities LLC, Union Bank, N.A. and Wells Fargo Securities, LLC as Joint Lead Arrangers and Joint Book Managers (Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2010).	Great Plains Energy
10.64	*	Credit Agreement dated as of August 9, 2010 among Kansas City Power & Light Company, Certain Lenders, Bank of America, N.A., as Administrative Agent, and Union Bank, N.A. and Wells Fargo Bank, National Association, as Syndication Agents, The Royal Bank of Scotland PLC and BNP Paribas , as Documentation Agents, Banc of America Securities LLC, Union Bank, N.A. and Wells Fargo Securities, LLC as Joint Lead Arrangers and Joint Book Managers (Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2010).	Great Plains Energy KCP&L
10.65	*	Credit Agreement dated as of August 9, 2010 among KCP&L Greater Missouri Operations Company, Certain Lenders, Bank of America, N.A., as Administrative Agent, and Union Bank, N.A. and Wells Fargo Bank, National Association, as Syndication Agents, The Royal Bank of Scotland PLC and BNP Paribas , as Documentation Agents, Banc of America Securities LLC, Union Bank, N.A. and Wells Fargo Securities, LLC as Joint Lead Arrangers and Joint Book Managers (Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2010).	Great Plains Energy
10.66	*	Guaranty dated as of July 15, 2008, issued by Great Plains Energy Incorporated in favor of Union Bank of California, N.A., as successor trustee, and the holders of the Aquila, Inc., 11.875% Senior Notes due July 1, 2012 (Exhibit 10.3 to Form 8-K filed on July 18, 2008).	Great Plains Energy
10.67	*	Guaranty dated as of July 15, 2008, issued by Great Plains Energy Incorporated in favor of Union Bank of California, N.A., as successor trustee, and the holders of the Aquila, Inc., 7.75% Senior Notes due June 15, 2011 (Exhibit 10.4 to Form 8-K filed on July 18, 2008).	Great Plains Energy
10.68	*	Guaranty dated as of July 15, 2008, issued by Great Plains Energy Incorporated in favor of Union Bank of California, N.A., as successor trustee, and the holders of the Aquila, Inc., 7.95% Senior Notes due February 1, 2011 (Exhibit 10.5 to Form 8-K filed on July 18, 2008).	Great Plains Energy
10.69	*	Guaranty dated as of July 15, 2008, issued by Great Plains Energy Incorporated in favor of Union Bank of California, N.A., as successor trustee, and the holders of the Aquila, Inc., 8.27% Senior Notes due November 15, 2021 (Exhibit 10.6 to Form 8-K filed on July 18, 2008).	Great Plains Energy

10.70	*	Sales Agency Financing Agreement dated August 14, 2008 between Great Plains Energy Incorporated and BNY Mellon Capital Markets, LLC (Exhibit 1.1 to Form 8-K filed on August 14, 2008).	Great Plains Energy
10.71	*	Insurance agreement between Kansas City Power & Light Company and XL Capital Assurance Inc., dated December 5, 2002 (Exhibit 10.2.f to Form 10-K for the year ended December 31, 2002).	Great Plains Energy KCP&L
10.72	*	Insurance Agreement dated as of August 1, 2004, between Kansas City Power & Light Company and XL Capital Assurance Inc. (Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2004).	Great Plains Energy KCP&L
10.73	*	Insurance Agreement dated as of September 1, 2005, between Kansas City Power & Light Company and XL Capital Assurance Inc. (Exhibit 10.2.e to Form 10-K for the year ended December 31, 2005).	Great Plains Energy KCP&L
10.74	*	Insurance Agreement dated as of September 1, 2005, between Kansas City Power & Light Company and XL Capital Assurance Inc. (Exhibit 10.2.f to Form 10-K for the year ended December 31, 2005).	Great Plains Energy KCP&L
10.75	*	Insurance Agreement dated as of September 19, 2007, by and between Financial Guaranty Insurance Company and Kansas City Power & Light Company (Exhibit 10.2.2 to Form 10-Q for the quarter ended September 30, 2007).	Great Plains Energy KCP&L
10.76	*	Purchase and Sale Agreement dated as of July 1, 2005, between Kansas City Power & Light Company, as Originator, and Kansas City Power & Light Receivables Company, as Buyer (Exhibit 10.2.b to Form 10-Q for the quarter ended June 30, 2005).	Great Plains Energy KCP&L
10.77	*	Receivables Sale Agreement dated as of July 1, 2005, among Kansas City Power & Light Receivables Company, as the Seller, Kansas City Power & Light Company, as the Initial Collection Agent, The Bank of Tokyo-Mitsubishi, Ltd., New York Branch, as the Agent, and Victory Receivables Corporation (Exhibit 10.2.c to Form 10-Q for the quarter ended June 30, 2005).	Great Plains Energy KCP&L
10.78	*	Amendment No. 1 dated as of April 2, 2007, among Kansas City Power & Light Receivables Company, Kansas City Power & Light Company, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Victory Receivables Corporation to the Receivables Sale Agreement dated as of July 1, 2005 (Exhibit 10.2.2 to Form 10-Q for the quarter ended March 31, 2007).	Great Plains Energy KCP&L
10.79	*	Amendment No. 2 dated as of July 11, 2008, among Kansas City Power & Light Receivables Company, Kansas City Power & Light Company, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Victory Receivables Corporation to the Receivables Sale Agreement dated as of July 1, 2005 (Exhibit 10.2.2 to Form 10-Q for the quarter ended June 30, 2008).	Great Plains Energy KCP&L

Form 10-K

10.80	*	Amendment dated as of July 9, 2009 to Receivables Sale Agreement dated as of July 1, 2005 among Kansas City Power & Light Receivables Company, Kansas City Power & Light Company, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Victory Receivables Corporation (Exhibit 10.4 to Form 8-K filed on July 13, 2009).	Great Plains Energy KCP&L
10.81	*	Amendment and Waiver dated as of September 25, 2009 to the Receivables Sale Agreement dated as of July 1, 2005 among Kansas City Power & Light Receivables Company, Kansas City Power & Light Company, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Victory Receivables Corporation (Exhibit 10.2.2 to Form 10-Q for the quarter ended September 30, 2009).	Great Plains Energy KCP&L
10.82	*	Amendment dated as of May 5, 2010 to Receivables Sale Agreement dated as of July 1, 2005 among Kansas City Power & Light Receivables Company, Kansas City Power & Light Company, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Victory Receivables Corporation (Exhibit 10.2.2 to Form 10-Q for the quarter ended March 31, 2010).	Great Plains Energy KCP&L
10.83	*	Iatan Unit 2 and Common Facilities Ownership Agreement, dated as of May 19, 2006, among Kansas City Power & Light Company, Aquila, Inc., The Empire District Electric Company, Kansas Electric Power Cooperative, Inc., and Missouri Joint Municipal Electric Utility Commission (Exhibit 10.2.a to Form 10-Q for the quarter ended June 30, 2006).	Great Plains Energy KCP&L
10.84	*	Stipulation and Agreement dated March 28, 2005, among Kansas City Power & Light Company, Staff of the Missouri Public Service Commission, Office of the Public Counsel, Missouri Department of Natural Resources, Praxair, Inc., Missouri Independent Energy Consumers, Ford Motor Company, Aquila, Inc., The Empire District Electric Company, and Missouri Joint Municipal Electric Utility Commission (Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2005).	Great Plains Energy KCP&L
10.85	*	Stipulation and Agreement filed April 27, 2005, among Kansas City Power & Light Company, the Staff of the State Corporation Commission of the State of Kansas, Sprint, Inc., and the Kansas Hospital Association (Exhibit 10.2.a to Form 10-Q for the quarter ended June 30, 2005).	Great Plains Energy KCP&L
10.86	*	Joint Motion and Settlement Agreement dated as of February 26, 2008, among Great Plains Energy Incorporated, Kansas City Power & Light Company, the Kansas Corporation Commission Staff, the Citizens' Utility Ratepayers Board, Aquila, Inc. d/b/a Aquila Networks, Black Hills Corporation, and Black Hills/Kansas Gas Utility Company, LLC (Exhibit 10.1.7 to Form 10-Q for the quarter ended March 31, 2008).	Great Plains Energy KCP&L

10.87	*	Stipulation and Agreement dated April 24, 2009, among Kansas City Power & Light Company, Staff of the Missouri Public Service Commission, Office of Public Counsel, Praxair, Inc., Midwest Energy Users Association, U.S. Department of Energy and the U.S. Nuclear Security Administration, Ford Motor Company, Missouri Industrial Energy Consumers and Missouri Department of Natural Resources (Exhibit 10.1 to Form 8-K filed April 30, 2009).	Great Plains Energy KCP&L
10.88	*	Non-Unanimous Stipulation and Agreement dated May 22, 2009 among KCP&L Greater Missouri Operations Company, the Staff of the Missouri Public Service Commission, the Office of the Public Counsel, Missouri Department of Natural Resources and Dogwood Energy, LLC (Exhibit 10.1 to Form 8-K filed on May 27, 2009).	Great Plains Energy
10.89	*	Collaboration Agreement dated as of March 19, 2007, among Kansas City Power & Light Company, Sierra Club and Concerned Citizens of Platte County, Inc. (Exhibit 10.1 to Form 8-K filed on March 20, 2007).	Great Plains Energy KCP&L
10.90	*	Amendment to the Collaboration Agreement effective as of September 5, 2008 among Kansas City Power & Light Company, Sierra Club and Concerned Citizens of Platte County, Inc. (Exhibit 10.2.20 to Form 10-K for the year ended December 31, 2009).	Great Plains Energy KCP&L
10.91	*	Joint Operating Agreement between Kansas City Power & Light Company and Aquila, Inc., dated as of October 10, 2008 (Exhibit 10.2.2 to Form 10-Q for the quarter ended September 30, 2008).	Great Plains Energy KCP&L
12.1		Computation of Ratio of Earnings to Fixed Charges.	Great Plains Energy
12.2		Computation of Ratio of Earnings to Fixed Charges.	KCP&L
21.1		List of Subsidiaries of Great Plains Energy Incorporated.	Great Plains Energy
23.1		Consent of Independent Registered Public Accounting Firm.	Great Plains Energy
23.2		Consent of Independent Registered Public Accounting Firm.	KCP&L
24.1		Powers of Attorney.	Great Plains Energy
24.2		Powers of Attorney.	KCP&L
31.1		Rule 13a-14(a)/15d-14(a) Certification of Michael J. Chesser.	Great Plains Energy
31.2		Rule 13a-14(a)/15d-14(a) Certification of James C. Shay.	Great Plains Energy
31.3		Rule 13a-14(a)/15d-14(a) Certification of Michael J. Chesser.	KCP&L
31.4		Rule 13a-14(a)/15d-14(a) Certification of James C. Shay.	KCP&L

32.1	**	Section 1350 Certifications.	Great Plains Energy
32.2	**	Section 1350 Certifications.	KCP&L
101.INS	**	XBRL Instance Document.	Great Plains Energy KCP&L
101.SCH	**	XBRL Taxonomy Extension Schema Document.	Great Plains Energy KCP&L
101.CAL	**	XBRL Taxonomy Extension Calculation Linkbase Document.	Great Plains Energy KCP&L
101.DEF	**	XBRL Taxonomy Extension Definition Linkbase Document.	Great Plains Energy KCP&L
101.LAB	**	XBRL Taxonomy Extension Labels Linkbase Document.	Great Plains Energy KCP&L
101.PRE	**	XBRL Taxonomy Extension Presentation Linkbase Document.	Great Plains Energy KCP&L

* Filed with the SEC as exhibits to prior SEC filings and are incorporated herein by reference and made a part hereof. The SEC filings and the exhibit number of the documents so filed, and incorporated herein by reference, are stated in parenthesis in the description of such exhibit.

** Furnished and shall not be deemed filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such document shall not be incorporated by reference into any registration statement or other document pursuant to the Exchange Act or the Securities Act of 1933, as amended, unless otherwise indicated in such registration statement or other document.

+ Indicates management contract or compensatory plan or arrangement.

Copies of any of the exhibits filed with the SEC in connection with this document may be obtained from KCP&L upon written request.

The registrants agree to furnish to the SEC upon request any instrument with respect to long-term debt as to which the total amount of securities authorized does not exceed 10% of total assets of such registrant and its subsidiaries on a consolidated basis.

Schedule I – Parent Company Financial Statements

GREAT PLAINS ENERGY INCORPORATED
Income Statements of Parent Company

Year Ended December 31	2010	2009	2008
Operating Expenses	(millions, except per share amounts)		
Selling, general and administrative	$ 1.2	$ 8.8	$ 9.3
Maintenance	-	0.2	1.0
General taxes	0.9	1.1	0.8
Total	2.1	10.1	11.1
Operating loss	(2.1)	(10.1)	(11.1)
Equity in earnings from subsidiaries	239.3	174.7	144.8
Non-operating income	3.4	-	0.6
Interest charges	(44.7)	(28.2)	(19.2)
Income from continuing operations before income taxes	195.9	136.4	115.1
Income taxes	15.8	15.2	4.4
Income from continuing operations	211.7	151.6	119.5
Equity in earnings (loss) from discontinued subsidiary	-	(1.5)	35.0
Net income	211.7	150.1	154.5
Preferred stock dividend requirements	1.6	1.6	1.6
Earnings available for common shareholders	$ 210.1	$ 148.5	$ 152.9
Average number of basic common shares outstanding	135.1	129.3	101.1
Average number of diluted common shares outstanding	136.9	129.8	101.2
Basic earnings (loss) per common share			
Continuing operations	$ 1.55	$ 1.16	$ 1.16
Discontinued operations	-	(0.01)	0.35
Basic earnings per common share	$ 1.55	$ 1.15	$ 1.51
Diluted earnings (loss) per common share			
Continuing operations	$ 1.53	$ 1.15	$ 1.16
Discontinued operations	-	(0.01)	0.35
Diluted earnings per common share	$ 1.53	$ 1.14	$ 1.51
Cash dividends per common share	$ 0.83	$ 0.83	$ 1.66

The accompanying Notes to Financial Statements of Parent Company are an integral part of these statements.


Form 10-K

GREAT PLAINS ENERGY INCORPORATED
Balance Sheets of Parent Company

December 31	2010	2009
ASSETS	(millions, except share amounts)	
Current Assets		
Cash and cash equivalents	$ 0.3	$ 6.1
Accounts receivable from subsidiaries	-	0.2
Notes receivable from subsidiaries	249.4	0.6
Money pool receivable	2.0	0.9
Taxes receivable	7.2	7.2
Other	0.7	0.1
Total	259.6	15.1
Investments and Other Assets		
Investment in KCP&L	2,005.0	1,931.7
Investments in other subsidiaries	1,360.2	1,328.3
Deferred income taxes	7.2	8.3
Other	6.2	5.6
Total	3,378.6	3,273.9
Total	$ 3,638.2	$ 3,289.0
LIABILITIES AND CAPITALIZATION		
Current Liabilities		
Notes payable	$ 9.5	$ 20.0
Accounts payable to subsidiaries	31.1	28.9
Accounts payable	-	0.1
Accrued interest	6.4	3.6
Derivative instruments	20.8	0.2
Other	7.1	5.4
Total	74.9	58.2
Deferred Credits and Other Liabilities		
Derivative instruments	-	0.5
Other	1.4	11.7
Total	1.4	12.2
Capitalization		
Common shareholders' equity		
Common stock-250,000,000 shares authorized without par value 136,113,954 and 135,636,538 shares issued, stated value	2,324.4	2,313.7
Retained earnings	626.5	529.2
Treasury stock-400,889 and 213,423 shares, at cost	(8.9)	(5.5)
Accumulated other comprehensive loss	(56.1)	(44.9)
Total	2,885.9	2,792.5
Cumulative preferred stock $100 par value		
3.80% - 100,000 shares issued	10.0	10.0
4.50% - 100,000 shares issued	10.0	10.0
4.20% - 70,000 shares issued	7.0	7.0
4.35% - 120,000 shares issued	12.0	12.0
Total	39.0	39.0
Long-term debt	637.0	387.1
Total	3,561.9	3,218.6
Commitments and Contingencies		
Total	$ 3,638.2	$ 3,289.0

The accompanying Notes to Financial Statements of Parent Company are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED
Statements of Cash Flows of Parent Company

Year Ended December 31	2010	2009	2008
Cash Flows from Operating Activities		(millions)	
Net income	**$ 211.7**	$ 150.1	$ 154.5
Adjustments to reconcile income to net cash from operating activities:			
Amortization	**3.9**	1.9	0.9
Deferred income taxes, net	**13.9**	(6.1)	3.3
Equity in earnings from subsidiaries	**(239.3)**	(174.7)	(144.8)
Equity in (earnings) loss from discontinued subsidiary	**-**	1.5	(35.0)
Cash flows affected by changes in:			
Accounts receivable from subsidiaries	**(2.6)**	3.7	(26.3)
Taxes receivable	**-**	4.8	(8.7)
Accounts payable to subsidiaries	**2.2**	0.2	17.7
Other accounts payable	**(0.1)**	0.1	0.2
Accrued interest	**2.7**	1.4	-
Cash dividends from subsidiaries	**138.6**	94.0	416.7
Other	**(7.8)**	8.8	2.7
Net cash from operating activities	**123.2**	85.7	381.2
Cash Flows from Investing Activities			
Equity contributions to subsidiaries	**-**	(455.0)	(200.0)
Intercompany lending	**(248.8)**	-	-
Net money pool lending	**(1.1)**	(0.9)	-
GMO acquisition	**-**	-	(5.0)
Purchases of nonutility property	**-**	-	(0.3)
Net cash from investing activities	**(249.9)**	(455.9)	(205.3)
Cash Flows from Financing Activities			
Issuance of common stock	**6.2**	219.9	15.3
Issuance of long-term debt	**249.9**	287.5	-
Issuance fees	**(3.2)**	(18.8)	(1.0)
Net change in short-term borrowings	**(10.5)**	(10.0)	(12.0)
Dividends paid	**(114.2)**	(110.5)	(172.0)
Other financing activities	**(7.3)**	(3.8)	(0.8)
Net cash from financing activities	**120.9**	364.3	(170.5)
Net Change in Cash and Cash Equivalents	**(5.8)**	(5.9)	5.4
Cash and Cash Equivalents at Beginning of Year	**6.1**	12.0	6.6
Cash and Cash Equivalents at End of Year	**$ 0.3**	$ 6.1	$ 12.0

The accompanying Notes to Financial Statements of Parent Company are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED
Statements of Common Shareholders' Equity of Parent Company
Statements of Comprehensive Income of Parent Company

Incorporated by reference is Great Plains Energy Consolidated Statements of Common Shareholders' Equity and Consolidated Statements of Comprehensive Income.

GREAT PLAINS ENERGY INCORPORATED
NOTES TO FINANCIAL STATEMENTS OF PARENT COMPANY

The Great Plains Energy Incorporated Notes to Consolidated Financial Statements in Part II, Item 8 should be read in conjunction with the Great Plains Energy Incorporated Parent Company Financial Statements.

Schedule II – Valuation and Qualifying Accounts and Reserves

Great Plains Energy Incorporated
Valuation and Qualifying Accounts
Years Ended December 31, 2010, 2009 and 2008

		Additions			
Description	Balance At Beginning Of Period	Charged To Costs And Expenses	Charged To Other Accounts	Deductions	Balance At End Of Period
			(millions)		
Year Ended December 31, 2010					
Allowance for uncollectible accounts	$ 7.1	$ 9.7	$ 6.9 [a]	$ 16.7 [b]	$ 7.0
Legal reserves	5.1	7.0	-	1.9 [c]	10.2
Environmental reserves	2.4	0.1	-	-	2.5
Tax valuation allowance	29.8	0.2	-	3.4 [d]	26.6
Year Ended December 31, 2009					
Allowance for uncollectible accounts	$ 6.8	$ 8.7	$ 6.0 [a]	$ 14.4 [b]	$ 7.1
Legal reserves	10.2	2.6	-	7.7 [c]	5.1
Environmental reserves	0.5	2.0	-	0.1	2.4
Tax valuation allowance	75.8	57.0	-	103.0 [d]	29.8
Year Ended December 31, 2008					
Allowance for uncollectible accounts	$ 4.3	$ 7.6	$ 6.8 [a]	$ 11.9 [b]	$ 6.8
Legal reserves	2.2	8.3	9.5 [e]	9.8 [c]	10.2
Environmental reserves	0.3	-	0.2 [e]	-	0.5
Tax valuation allowance	-	0.9	74.9 [e]	-	75.8

[a] Recoveries. Charged to other accounts for the year ended December 31, 2008, includes the establishment of an allowance of $1.1 million and a $1.4 million increase due to the acquisition of GMO.
[b] Uncollectible accounts charged off.
[c] Payment of claims.
[d] Reversal of tax valuation allowance.
[e] Acquisition of GMO.

Kansas City Power & Light Company
Valuation and Qualifying Accounts
Years Ended December 31, 2010, 2009 and 2008

Description	Balance At Beginning Of Period	Additions: Charged To Costs And Expenses	Additions: Charged To Other Accounts	Deductions	Balance At End Of Period
			(millions)		
Year Ended December 31, 2010					
Allowance for uncollectible accounts	$ 1.7	$ 6.2	$ 4.3 [a]	$ 10.7 [b]	$ 1.5
Legal reserves	2.3	1.9	-	1.2 [c]	3.0
Environmental reserves	0.3	-	-	-	0.3
Year Ended December 31, 2009					
Allowance for uncollectible accounts	$ 1.2	$ 5.5	$ 3.9 [a]	$ 8.9 [b]	$ 1.7
Legal reserves	2.4	1.2	-	1.3 [c]	2.3
Environmental reserves	0.3	-	-	-	0.3
Year Ended December 31, 2008					
Allowance for uncollectible accounts	$ 4.3	$ 5.9	$ 3.3 [a]	$ 12.3 [b]	$ 1.2
Legal reserves	2.2	3.2	-	3.0 [c]	2.4
Environmental reserves	0.3	-	-	-	0.3

[a] Recoveries.

[b] Uncollectible accounts charged off.

[c] Payment of claims.


Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED

Date: February 24, 2011

By: /s/Michael J. Chesser
Michael J. Chesser
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



Signature	Title	Date
/s/Michael J. Chesser Michael J. Chesser	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	
/s/James C. Shay James C. Shay	Senior Vice President – Finance and Strategic Development and Chief Financial Officer (Principal Financial Officer)	
/s/Lori A. Wright Lori A. Wright	Vice President and Controller (Principal Accounting Officer)	
David L. Bodde*	Director	February 24, 2011
/s/William H. Downey William H. Downey	Director	
Randall C. Ferguson, Jr.*	Director	
Gary D. Forsee*	Director	
James A. Mitchell*	Director	
William C. Nelson*	Director	
John J. Sherman*	Director	
Linda H. Talbott*	Director	
Robert H. West*	Director	

*By /s/Michael J. Chesser
Michael J. Chesser
Attorney-in-Fact*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2011

KANSAS CITY POWER & LIGHT COMPANY
By: /s/Michael J. Chesser
Michael J. Chesser
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Michael J. Chesser Michael J. Chesser	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	
/s/James C. Shay James C. Shay	Senior Vice President – Finance and Strategic Development and Chief Financial Officer (Principal Financial Officer)	
/s/Lori A. Wright Lori A. Wright	Vice President and Controller (Principal Accounting Officer)	
David L. Bodde*	Director	February 24, 2011
/s/ William H. Downey William H. Downey	Director	
Randall C. Ferguson, Jr.*	Director	
Gary D. Forsee*	Director	
James A. Mitchell*	Director	
William C. Nelson*	Director	
John J. Sherman*	Director	
Linda H. Talbott*	Director	

*By /s/Michael J. Chesser
Michael J. Chesser
Attorney-in-Fact*

(This page has been left blank intentionally.)

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS
Great Plains Energy

MICHAEL J. CHESSER
Chairman of the Board and Chief Executive Officer

WILLIAM H. DOWNEY
President and Chief Operating Officer

DR. DAVID L. BODDE
Senior Fellow and Professor, Arthur M. Spiro Institute for Entrepreneurial Leadership at Clemson University

RANDALL C. FERGUSON, JR.
Former Senior Partner for Business Development, Tshibanda & Associates, LLC, a consulting and project management services firm

GARY D. FORSEE
Former President, University of Missouri System, the state's premier public institution of higher learning

JAMES A. MITCHELL
Executive Fellow, Leadership Center for Ethical Business Cultures, a not-for-profit organization assisting business leaders in creating ethical and profitable cultures

WILLIAM C. NELSON
Chairman, George K. Baum Asset Management, a leading provider of investment management services

JOHN J. SHERMAN
President and Chief Executive Officer, Inergy, L.P., a leading retail and wholesale propane supply, marketing and distribution business

DR. LINDA H. TALBOTT
President and CEO, Talbott & Associates, consultants in strategic planning, philanthropic management and development

ROBERT H. WEST
Retired Chairman of the Board, Butler Manufacturing Company, a supplier of non-residential building systems, specialty components and construction services

OFFICERS
Great Plains Energy

MICHAEL J. CHESSER
Chairman of the Board and Chief Executive Officer

WILLIAM H. DOWNEY
President and Chief Operating Officer

JAMES C. SHAY
Senior Vice President-Finance and Strategic Development and Chief Financial Officer

CHARLES A. CAISLEY
Vice President-Marketing and Public Affairs

MICHAEL W. CLINE
Vice President-Investor Relations and Treasurer

ELLEN E. FAIRCHILD
Vice President-Corporate Secretary and Chief Compliance Officer

HEATHER A. HUMPHREY
Vice President-Human Resources and General Counsel

LORI A. WRIGHT
Vice President and Controller

MARK G. ENGLISH
Assistant General Counsel and Assistant Secretary

OFFICERS
KCP&L

MICHAEL J. CHESSER
Chairman of the Board and Chief Executive Officer

WILLIAM H. DOWNEY
President and Chief Operating Officer

TERRY BASSHAM
Executive Vice President-Utility Operations

JAMES C. SHAY
Senior Vice President-Finance and Strategic Development and Chief Financial Officer

MICHAEL L. DEGGENDORF
Senior Vice President-Delivery

SCOTT H. HEIDTBRINK
Senior Vice President-Supply

JIM D. ALBERTS
Vice President-Customer Service

KEVIN E. BRYANT
Vice President-Strategy and Risk Management

CHARLES A. CAISLEY
Vice President-Marketing and Public Affairs

MICHAEL W. CLINE
Vice President-Investor Relations and Treasurer

F. DANA CRAWFORD
Vice President-Strategic Initiatives

ELLEN E. FAIRCHILD
Vice President-Corporate Secretary and Chief Compliance Officer

WILLIAM P. HERDEGEN, III
Vice President-T&D Operations

HEATHER A. HUMPHREY
Vice President-Human Resources and General Counsel

MARIA R. JENKS
Vice President-Supply Chain

MARVIN L. ROLLISON
Vice President-Renewables and Gas Generation

CHARLES H. TICKLES
Vice President-Information Technology

LORI A. WRIGHT
Vice President and Controller

MARK G. ENGLISH
Assistant General Counsel and Assistant Secretary

SHAREHOLDER INFORMATION

GREAT PLAINS ENERGY FORM 10-K
Great Plains Energy's 2010 annual report on Form 10-K filed with the Securities and Exchange Commission can be found at www.greatplainsenergy.com. The 10-K is available at no charge upon written request to:

Corporate Secretary
Great Plains Energy Incorporated
P.O. Box 418679
Kansas City, MO 64141-9679

MARKET INFORMATION
Great Plains Energy's common stock is traded on the New York Stock Exchange under the ticker symbol "GXP." We had 22,047 shareholders of record as of February 22, 2011.

INTERNET SITE
We have a website on the Internet at www.greatplainsenergy.com. Information available includes our SEC filings, news releases, stock quotes, customer account information, community and environmental efforts and information of general interest to investors and customers.

Also located on the website are our Code of Business Conduct and Ethics, Corporate Governance Guidelines and the charters of the Audit Committee, Governance Committee and Compensation and Development Committee of the Board of Directors, which are available at no charge upon written request to the Corporate Secretary.

COMMON STOCK DIVIDEND

QUARTER	2010	2009
First	$0.2075	$0.2075
Second	0.2075	0.2075
Third	0.2075	0.2075
Fourth	0.2075	0.2075

CUMULATIVE PREFERRED STOCK DIVIDENDS
Quarterly dividends on preferred stock were declared in each quarter of 2010 and 2009 as follows:

SERIES	AMOUNT	SERIES	AMOUNT
3.80%	$0.95	4.35%	$1.0875
4.20%	1.05	4.50%	1.125

TWO-YEAR COMMON STOCK HISTORY

	2010		2009	
QUARTER	HIGH	LOW	HIGH	LOW
First	$19.60	$17.43	$20.34	$11.17
Second	19.63	16.85	15.91	13.44
Third	19.06	16.95	18.17	14.81
Fourth	19.63	18.58	20.16	16.93

ANNUAL MEETING OF SHAREHOLDERS
Great Plains Energy's annual meeting of shareholders will be held at 10:00 a.m., May 3, 2011, at the Albrecht-Kemper Museum of Art, 2818 Frederick Avenue, St. Joseph, MO 64506.

REGISTERED SHAREHOLDER INQUIRIES
For account information or assistance, including change of address, stock transfers, dividend payments, duplicate accounts or to report a lost certificate, please contact Investor Relations at 800-245-5275.

FINANCIAL COMMUNITY INQUIRIES
Securities analysts and investment professionals seeking information about Great Plains Energy may contact Investor Relations at 816-556-2312.

TRANSFER AGENT AND STOCK REGISTRANT
Computershare Trust Company, N.A.
Investor Services
P. O. Box 43078
Providence, RI 02940-3078
Tel: 800-884-4225

NYSE: GXP

For more information on Great Plains Energy or KCP&L, visit us online at:
www.greatplainsenergy.com or www.KCPL.com


GREAT PLAINS
ENERGY